As filed with the Securities and Exchange Commission on September 24, 2021

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Paragon 28, Inc.

(Exact name of registrant as specified in its charter)

Delaware	3841	27-3170186
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

14445 Grasslands Drive

Englewood, CO 80112

(730) 399-3400

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Albert DaCosta

Chairman, President & Chief Executive Officer

14445 Grasslands Drive

Englewood, CO 80112

(730) 399-3400

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Charles K. Ruck B. Shayne Kennedy Phillip S. Stoup Latham & Watkins LLP 650 Town Center Drive, 20th Floor Costa Mesa, CA 92626 (714) 540-1235	Ilir Mujalovic Shearman & Sterling LLP 599 Lexington Avenue New York, NY 10022 (212) 848-4000

Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☐
		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.  ☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Proposed maximum aggregate offering price(1)(2)	Amount of registration fee(3)
Common stock, par value $0.01 per share	$100,000,000	$10,910

(1)	Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457(o) under the Securities Act of 1933, as amended.
(2)	Includes the aggregate offering price of shares of common stock that may be sold if the underwriters fully exercise their option to purchase additional shares of common stock.
(3)	To be paid in connection with the initial filing of the registration statement.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion

Preliminary Prospectus dated September 24, 2021

PROSPECTUS

             Shares

Paragon 28, Inc.

Common Stock

This is Paragon 28, Inc.’s initial public offering. We are selling                  shares of our common stock.

We expect the public offering price to be between $         and $         per share. Currently, no public market exists for the shares of our common stock. We have applied to list our common stock on the New York Stock Exchange (NYSE) under the symbol “FNA.”

We are an emerging growth company as defined under the U.S. federal securities laws and, as such, may elect to comply with certain reduced public company reporting requirements for this and future filings. See “Prospectus Summary—Implications of Being an Emerging Growth Company.”

Investing in the common stock involves risks that are described in the ‘‘Risk Factors’’ section beginning on page 14 of this prospectus.

	Per Share	Total
Public offering price	$	$
Underwriting discount(1)	$	$
Proceeds, before expenses, to us	$	$

(1)	We refer you to “Underwriting” beginning on page 185 of this prospectus for additional information regarding underwriting compensation.

The underwriters may also exercise their option to purchase up to an additional              shares of common stock from us, at the public offering price, less the underwriting discount, for 30 days after the date of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The shares of common stock will be ready for delivery on or about                     , 2021.

Joint Book-Running Managers

BofA Securities	Piper Sandler

Lead Manager

Canaccord Genuity

Co-Managers

JMP Securities	Needham & Company

The date of this prospectus is                    , 2021.

We have not, and the underwriters have not, authorized anyone to provide any information or to make any representations other than those contained in this prospectus or in any free writing prospectuses prepared by or on behalf of us. We and the underwriters take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. This prospectus is an offer to sell, and we are seeking offers to buy, only the shares of common stock offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus or in any applicable free writing prospectus is accurate only as of its date, regardless of its time of delivery or any sale of shares of our common stock. Our business, financial condition, results of operations and future growth prospects may have changed since that date.

For Investors Outside the United States: We have not, and the underwriters have not, done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the shares of common stock and the distribution of this prospectus outside the United States.

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MARKET AND INDUSTRY DATA

This prospectus includes estimates regarding market and industry data that we prepared based on our management’s knowledge and experience in the markets in which we operate, together with information obtained from various sources, including publicly available information, industry reports and publications, surveys, our customers, distributors, suppliers, trade and business organizations and other contacts in the markets in which we operate. Management estimates are derived from publicly available information released by independent industry analysts and third-party sources, as well as data from our internal research, and are based on assumptions made by us upon reviewing such data and our knowledge of such industry and markets which we believe to be reasonable.

In presenting this information, we have made certain assumptions that we believe to be reasonable based on such data and other similar sources and on our knowledge of, and our experience to date in, the markets for the products we distribute. Any such market data, information or forecast is subject to change and may prove to be inaccurate because of the method by which we obtain it or because it cannot always be verified with complete certainty given the limits on the availability and reliability of raw data, the voluntary nature of the data gathering process and other limitations inherent in any statistical survey of market shares, including those discussed in the “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” sections. In addition, customer preferences are subject to change.

Our estimates presented elsewhere in this prospectus of our addressable market are based on multiple assumptions and our analysis of multiple sources, including publicly available information, academic articles, data from governmental agencies and reports by industry organization as well as on our internal estimates.

CERTAIN TRADEMARKS

This prospectus includes references to trademarks and service marks owned by us, including Gorilla, Baby Gorilla, Monster, Mini-Monster, JAWS, PROMO, Phantom, Paragon 28, P28, TUFFNEK, BOW & ARROW, Phantom ActivCore Nail, HammerGraft System, Avitrac, TenoTac, HammerTube and PRECISION Jones. This prospectus also contains references to trademarks, trade names and service marks of other companies, which are the property of their respective owners. Solely for convenience, trademarks, trade names and service marks referred to in this prospectus may appear without the ®, ™ or SM symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or the right of the applicable licensor to these trademarks, trade names and service marks. We do not intend our use or display of other parties’ trademarks, trade names or service marks to imply, and such use or display should not be construed to imply, a relationship with, or endorsement or sponsorship of us by, these other parties.

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PROSPECTUS SUMMARY

This summary highlights selected information contained elsewhere in this prospectus and is qualified in its entirety by the more detailed information and financial statements included elsewhere in this prospectus. As this is only a summary, it does not contain all the information that may be important to you to consider before investing in our common stock. You should read and consider the entire prospectus carefully, especially “Risk Factors,” “Cautionary Note Regarding Forward-Looking Statements,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and our consolidated financial statements and related notes included elsewhere in this prospectus, before deciding to invest in our common stock.

Unless the context requires otherwise, references to “Paragon 28,” the “Company,” “we,” “us,” and “our,” refer to Paragon 28, Inc., together with its consolidated subsidiaries.

Our Mission

Our mission is to continuously improve the outcomes and experiences of patients suffering from foot and ankle conditions. We strive to disrupt and transform the market by focusing exclusively on the foot and ankle in order to develop and commercialize differentiated, high quality orthopedic solutions, advanced procedural approaches and instrumentation that are collectively designed to enable surgeons to provide consistent, reproducible and effective outcomes.

Overview

We are a leading medical device company exclusively focused on the foot and ankle orthopedic market and we are dedicated to improving patient lives. Our innovative orthopedic solutions, procedural approaches and instrumentation cover a wide range of foot and ankle ailments including fracture fixation, hallux valgus (bunions), hammertoe, ankle, progressive collapsing foot deformity (PCFD) or flatfoot, charcot foot and orthobiologics. To treat these painful, debilitating or even life-threatening conditions, we provide a comprehensive portfolio of solutions that includes surgical implants and disposables, as well as surgical instrumentation. Our broad suite of surgical solutions comprises 72 product systems, including approximately 8,700 SKUs to help fit the specific needs of each patient and procedure. We design each of our products with both the patient and surgeon in mind, with the goal of improving outcomes, reducing ailment recurrence and complication rates, and making the procedures simpler, consistent and reproducible. We believe our passion, expertise, and exclusive focus in the foot and ankle market has allowed us to better understand the needs of our patients and physicians, which has enabled us to create innovations and enhanced solutions that disrupt and transform the foot and ankle market. As a result, we have experienced significant growth and momentum in our business.

Our development strategy integrates all aspects of the procedure and we seek to enhance support systems beyond implants. We develop procedure specific solutions featuring meaningfully improved and purpose-built designs for both implants and instrumentation, and enhanced surgical techniques and clinical support. We rely on an unbiased, clinical research-first approach to developing new products, which allows us to develop disruptive technologies. Each of our systems is designed to deliver the surgeon an enhanced user-experience throughout the procedure, while improving patient outcomes and increasing the reproducibility of results. We couple this innovation and advancement with a dedication to medical education to support surgeons, patients and stakeholders within our organization, while also delivering our products through a clinically focused sales force.

We have developed a comprehensive portfolio of foot and ankle surgical systems and procedural techniques designed to address many of the conditions requiring surgery in the foot and ankle, including fracture fixation; bunions; hammertoe; ankle; PCFD or flatfoot; charcot foot; and orthobiologics. Each system typically includes numerous plates, screws, staples, nails, advanced joint and bone replacements, orthobiologics, and other implantation instruments and disposables. Except for our total talus spacer, which is authorized for marketing under an Humanitarian Device Exemption (HDE), and our orthobiologics such as our PRESERVE Bone Graft System, which are regulated as Human Cell and Tissue Products, our marketed products are either Class II medical devices cleared by the U.S. Food and Drug Administration (FDA) for specific indications or they are Class I exempt for general orthopaedic use. We have no products that are Class III medical devices. Since inception, we have designed and currently market 72 product systems with approximately 8,700 SKUs, which comprises of approximately 6,600 implants, 1,200 instruments and 900 disposable and other SKUs. Our products are available in a variety of sizes and configurations to best suit the individual patient’s anatomical and surgical requirements. Since inception, we have also generated approximately half a billion in aggregate total revenue in U.S. dollars, including $135.0 million of revenue generated in the twelve months ending June 30, 2021. In addition to our portfolio of products, we have launched Smart 28, our initiative to modernize and improve all aspects of foot and ankle treatments by utilizing advanced technologies such as AI, data analytics, patient specific algorithms, 3-D modeling and other enabling technologies. With Smart 28, we aim to further improve patient outcomes and procedure reproducibility, as well as increased patient access to therapies. We envision our Smart 28 technologies will span across our portfolio of solutions by providing pre-operative planning, intra-operative support and post-operative evaluation.

Our development pipeline is driven by our passion and commitment to designing products aimed to improve patient outcomes and create surgical efficiencies. We have a dedicated team of design and development engineers that have embodied our research philosophy to drive continual innovation and a system of collaboration that allows us to harness and rapidly respond to customer feedback to drive development of new concepts and product iterations. The foregoing has helped us to expand our portfolio quickly and consistently with 23 new product launches between 2011 and 2016, and 43 new product launches between 2017 and first half of 2021, and 6 additional product lines acquired from Additive Orthopaedics. We currently have more than 30 product and system offerings in our development pipeline and expect the majority to launch commercially in the next 24 months. We have also enhanced our offerings through licensing agreements and tuck-in acquisitions, such as our recent acquisition of the assets of Additive Orthopaedics.

We have dedicated substantial resources to building a leading commercial organization that consists of sales, marketing and medical education. We believe our entrepreneurial and clinically-oriented culture has allowed us to build a leading sales force which includes 204 producing U.S. sales representatives as of June 30, 2021. Our U.S. sales force consists primarily of independent sales representatives, the majority of whom are exclusive. During 2020, substantially all of our U.S. revenue was produced by an estimated 176 producing U.S. sales representatives. We began selling outside the United States in late 2016. As of June 30, 2021, we sell our products in 23 countries, and in 2020, our international business contributed approximately 10% of our revenue. We believe that we have a significant opportunity to continue to capture market share in existing and new territories both in the United States and internationally.

To support our commercial expansion and awareness of the clinical benefits of our solutions, we have made significant investments in our infrastructure and education and training programs. To date, we have trained thousands of surgeons and other professionals. We offer multiple training programs at our headquarters, which features a 250-person auditorium and a 40-station cadaveric lab that have the capacity to train over 5,000 people per year, and in addition we offer regional programs and virtual seminars. The breadth of our educational and training programs allows us to cater to larger sized groups of surgeons or other stakeholders with significant flexibility around time and location.

Our net revenue has increased from 2015 to 2020 at a compound annual growth rate (CAGR) of 42%. Prior to the COVID-19 related surgical disruption in 2020, our net revenue increased from $19.4 million in 2015 to $106.3 million in 2019, or a CAGR of 52%. Our net revenue increased from $106.3 million in 2019 to $111.0 million in 2020 and from $45.7 million for the six months ended June 30, 2020 to $68.8 million for the six months ended June 30, 2021. Net income increased from $3.1 million in 2019 to $3.5 million in 2020 and net loss decreased from $4.5 million for the six months ended June 30, 2020 to $2.4 million for the six months ended June 30, 2021. Adjusted EBITDA increased from $8.6 million in 2019 to $13.8 million in 2020 and from $1.2 million for the six months ended June 30, 2020 to $3.9 million for the six months ended June 30, 2021. We believe that our financial discipline has allowed us to achieve positive Adjusted EBITDA annually since 2015. Adjusted EBITDA is not a financial measure under United States generally accepted accounting principles (GAAP). See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Financial Measures” for an explanation of how we compute this non-GAAP financial measure and for the reconciliation to the most directly comparable GAAP financial measure.

Our Market Opportunity

We define our market as the market for surgical implants and devices used in foot and ankle procedures across all major indications, which include fracture fixation, bunions, hammertoe, ankle, PCFD or flatfoot, charcot foot, and orthobiologics. We believe each of these subsegments and orthobiologics represents its own market opportunity with varying growth rates. The global market for surgical implants and devices used in foot and ankle procedures is expected to be approximately $4.3 billion in 2021, and is projected to grow at approximately 7% annually to reach $5.6 billion by 2025, representing potentially the fastest growing market within orthopedics. The United States remains the largest market for foot and ankle procedures, representing approximately 55% of the global market in 2020, and is our largest market for product sales. Our estimates of the global foot and ankle market are based on internal and third-party data. See “Market and Industry Data.”

The broader global foot and ankle market opportunity across each major indication and orthobiologics is shown in the table below.

Foot and Ankle Market Segment	Estimated 2021 Market Size ($ million)	Estimated 2025 Market Size ($ million)	Projected 2021 – 2025 CAGR
Fracture Fixation	$1,330	$1,600	5%
Bunions	$930	$1,340	10%
Hammertoe	$460	$680	10%
Ankle (1)	$430	$610	9%
PCFD or Flatfoot	$360	$410	3%
Charcot Foot	$190	$220	4%
Orthobiologics (2)	$550	$710	6%

Total Global Market	$4,250	$5,570	7%

(1)	Ankle includes all non-fracture ankle conditions surrounding the ankle including surrounding soft tissue.
(2)	Represents orthobiologics specific to the foot and ankle market.

We believe the foot and ankle market remains underpenetrated today due to high failure and recurrence rates experienced by patients. For example, revision rates for total ankle arthroplasty are 21.8% after 5 years and 43.5% after 10 years irrespective of the implant compared to approximately 0.9% and 1.4% after three years for hip and knee procedures, respectively. Revision rates across other foot and ankle procedures vary, but also are generally higher than other orthopedic markets. We estimate that revision rates for certain foot and ankle procedures can be as high as approximately 20% to 70%.

Despite these high failure rates, we believe that the foot and ankle market growth will accelerate due to advancements in technology and an increased focus and specialization in foot and ankle ailments, improving patient outcomes and patient awareness of available treatments. We also expect the market to benefit from general trends including an aging population, increased incidence of obesity and diabetes, as well as the broader patient populations’ desire to pursue a more active lifestyle.

Limitations of Existing Approaches in the Foot and Ankle Market

The foot and ankle surgical implant and device market is a relatively new segment of the orthopedic market and is dominated by a handful of incumbents who also operate across the broader medical technology and orthopedic markets. We believe technological advancement and growth in this market has been limited by certain trends in the industry, including:

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Lack of sole focus on and dedication to improving outcomes in the foot and ankle market. Many of the current incumbent providers operate across multiple sectors both within orthopedics, as well as other medical technology segments, and they have not traditionally created technologies designed exclusively for the foot and ankle surgeon.

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Lack of overall education and awareness of optimal approaches for treating foot and ankle conditions, resulting in higher failure and recurrence rates. Foot and ankle is an emerging segment of orthopedics and its patients within this segment experience high recurrence and failure rates that can be associated with a multitude of complications. We believe there has been a lack of focus on developing robust medical and clinical education platforms and curriculums aimed to benefit key stakeholders in foot and ankle.

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Lack of a specialized foot and ankle sales force. Given the broad focus of other industry participants, foot and ankle surgeons are often dealing directly with full line orthopedic sales representatives rather than a dedicated foot and ankle sales specialist.

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Lack of procedural support and patient specific solutions. Physicians treating patients with complex foot and ankle conditions are often required to re-purpose another solution for each patient, which may result in inconsistent patient outcomes. In addition, there is a general lack of supporting tools and instruments customized and specific to each patient and procedure.

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Many existing solutions are repurposed from other large joint anatomies. We believe several options used in treating foot and ankle today are derived from and resemble implants and instruments used in other anatomies such as hip, knee or from general trauma. While these technologies are often highly regarded in their primary anatomies, they were not designed with the specific and complex anatomy of the foot and ankle in mind.

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Advanced technologies not fully applied. We believe that the foot and ankle market has seen limited investment in advanced technologies such as 3-D instrument and implant printing, data analytics, artificial intelligence and robotics. We believe there is a significant need for providers to gain access to such technologies to help make procedures more efficient and to provide patients with more reproducible and improved outcomes.

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Lack of unbiased research. A majority of implants utilized in foot and ankle today were developed without a specific, research-based need in mind. We believe many research projects conducted in foot and ankle were conducted to bolster marketing or were conducted to support adoption of existing products and procedural techniques, and as a result, such research could be biased.

We believe the combination of these limitations has led to a lack of product innovation and patient specific solutions, resulting in significant unmet need.

At Paragon 28, we aim to disrupt and improve the overall foot and ankle market across all functions of our organization. We are exclusively focused on foot and ankle, with our product development philosophy centered on improving the limitations of existing foot and ankle products and procedures to advance the standard of care.

Success Factors

We believe the following success factors are essential to our mission of improving patient experiences and outcomes and will be significant factors in our continued success and growth:

•	Large, growing, and underdeveloped foot and ankle market with significant unmet clinical needs.

•	Exclusive focus on and deep understanding of the foot and ankle market.

•	Total solutions provider with a comprehensive portfolio.

•	Deep clinical expertise.

•	Dedication to medical education.

•	Large research & development team leveraging unique insights.

•	Demonstrated growth and value creation.

Our Growth Strategy

Our strategic levers to achieve our mission and drive continued growth include:

•	Continue to invest in research and development to further improve outcomes and expand our addressable market.

•	Transform the foot and ankle market by leveraging our Smart 28 initiatives to advance the foot and ankle surgical experience and clinical outcomes.

•	Continue to invest in our commercial infrastructure globally to capture market share.

•	Advance medical education and targeted marketing campaigns.

•	Actively evaluate and pursue business development opportunities.

Summary Risk Factors

We are subject to a number of risks, including risks that may prevent us from achieving our business objectives or that may adversely affect our business, financial condition and results of operations. You should carefully consider the risks discussed in the section titled “Risk Factors,” including the following risks, before investing in our common stock:

•	We have a limited operating history and have grown significantly in a short period of time. If we fail to manage our growth effectively, our business could be materially and adversely affected.

•	Additional capital, if needed, may not be available on acceptable terms, if at all.

•

Our business plan relies on certain assumptions about the market for our products; however, the size and expected growth of our addressable market has not been established with precision and may be smaller than we estimate, and even if the addressable market is as large as we have estimated, we may not be able to capture additional market share.

•	The ongoing global COVID-19 pandemic has adversely affected, and may continue to adversely affect, our business, financial condition and results of operations.

•	Our business is dependent upon the broad adoption of our products by hospitals, physicians and patients.

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We operate in a very competitive business environment, and if we are unable to compete successfully against our existing or potential competitors, our business, financial condition and results of operations may be adversely affected.

•

Our long-term growth depends on our ability to enhance our products, expand our indications and develop and commercialize additional products in a timely manner. If we cannot innovate, we may not be able to develop or exploit new products in time to remain competitive.

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We face the risk of product liability claims that could be expensive, divert management’s attention and harm our reputation and business. We may not be able to maintain adequate product liability insurance.

•

Industry trends have resulted in increased downward pricing pressure on medical services and products, which may affect our ability to sell our products at prices necessary to support our current business strategy.

•

If coverage or adequate levels of reimbursement from third-party payors for procedures using our products, or any future products we may seek to commercialize, are not obtained or maintained, foot and ankle specialists and patients may be reluctant to use our products and our business will suffer.

•

We depend on third-party contract manufacturers and suppliers, some of which are single source, to produce and package all elements comprising our foot and ankle products, and if these suppliers and manufacturers fail to supply us, our products or their components or subcomponents in sufficient quantities or at all, it will have a material adverse effect on our business, financial condition, and results of operations.

•

If we or our licensors are unable to obtain and maintain significant patent or other intellectual property protection for our products, or if the scope of our patents and other intellectual property rights do not adequately protect our products, our competitors could develop and commercialize products similar or identical to ours and we may be unable to gain significant market share and be unable to operate our business profitably.

•

We are presently party to lawsuits involving patents and other intellectual property and the possibility exists that we may in the future be party to other lawsuits or administrative proceedings involving patents or other intellectual property. If we were to lose any intellectual property lawsuits, a court could require us to pay significant damages and/or prevent us from selling our products.

•	We are subject to substantial government regulation that could have a material adverse effect on our business.

•

We have identified material weaknesses in our internal control over financial reporting and may experience material weaknesses in the future or otherwise fail to maintain an effective system of internal controls in the future, as a result of which, we may not be able to accurately report our financial condition or results of operations which may adversely affect investor confidence in us and, as a result, the value of our common stock.

•	New investors purchasing our common stock will experience immediate and substantial dilution.

Our business also faces a number of other challenges and risks discussed throughout this prospectus. You should read the entire prospectus carefully, including “Risk Factors,” “Cautionary Note Regarding Forward-Looking Statements,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and our consolidated financial statements and related notes included elsewhere in this prospectus, before deciding to invest in our common stock.

Our Corporate Information

We were formed in Colorado as a limited liability company in August 2010 and converted to a Colorado corporation in March 2011. In connection with this offering, we intend to reincorporate in Delaware. Our principal executive office is located at 14445 Grasslands Drive, Englewood, CO 80112 and our telephone number is (730) 399-3400. Our website address is www.paragon28.com. The information contained on, or that can be accessed through, our website is not incorporated by reference into, and is not a part of, this prospectus or the registration statement of which this prospectus forms a part. Investors should not rely on any such information in deciding whether to purchase our common stock.

Implications of Being an Emerging Growth Company

We qualify as an “emerging growth company” as defined in Section 2(a) of the Securities Act of 1933, as amended (the Securities Act), as modified by the Jumpstart Our Business Startups Act of 2012, as amended (the JOBS Act). As an emerging growth company, we may take advantage of specified reduced disclosure and other requirements that are otherwise applicable, in general, to public companies that are not emerging growth companies. These provisions include:

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the option to present only two years of audited financial statements and only two years of related Management’s Discussion and Analysis of Financial Condition and Results of Operations in this prospectus;

•	not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002;

•	reduced disclosure obligations regarding executive compensation in our periodic reports, proxy statements and registration statements; and

•	exemptions from the requirements of holding nonbinding, advisory stockholder votes on executive compensation or on any golden parachute payments not previously approved.

We will remain an emerging growth company until the earliest to occur of: (i) the last day of the first fiscal year in which our annual gross revenue exceeds $1.07 billion; (ii) the last day of the first fiscal year in which we become a “large accelerated filer” as defined in Rule 12b-2 under the Securities Exchange Act of 1934, as amended (the Exchange Act), with at least $700 million of equity securities held by non-affiliates as of the end of the last business day of the second quarter of that fiscal year; (iii) the date on which we have issued, in any three-year period, more than $1.0 billion in non-convertible debt securities; and (iv) the last day of the fiscal year ending after the fifth anniversary of the completion of this offering.

We have elected to take advantage of certain of the reduced disclosure obligations in the registration statement of which this prospectus is a part and may elect to take advantage of other reduced reporting requirements in future filings. As a result, the information that we provide may be different than the information you receive from other public companies in which you hold stock.

Emerging growth companies can also take advantage of the extended transition period provided in Section 13(a) of the Exchange Act, for complying with new or revised accounting standards. In other words, an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to take advantage of this extended transition period and, as a result, our operating results and financial statements may not be comparable to the operating results and financial statements of companies who have adopted the new or revised accounting standards. Section 107 of the JOBS Act provides that our decision to take advantage of the extended transition period for complying with new or revised accounting standards is irrevocable.

As a result of these elections, some investors may find our common stock less attractive than they would have otherwise. The result may be a less active trading market for our common stock, and the price of our common stock may become more volatile.

THE OFFERING

Common Stock Offered by Us	shares.

Common Stock to Be Outstanding After this Offering	shares (or shares if the underwriters exercise in full their option to purchase additional shares).

Option to Purchase Additional Shares	We have granted the underwriters a 30-day option to purchase up to additional shares of our common stock at the public offering price, less the underwriting discounts and commissions.

Use of Proceeds	We estimate that the net proceeds to us from this offering will be approximately $ million (or approximately $ million if the underwriters exercise in full their option to purchase additional shares of common stock), assuming an initial public offering price of $ per share, which is the midpoint of the price range set forth on the cover page of this prospectus, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. We intend to use the net proceeds from this offering for working capital and general corporate purposes. We may also use a portion of the net proceeds from this offering to acquire or invest in products, technologies or businesses that are complementary to our business. However, we currently have no agreements or commitments to complete any such transaction. See “Use of Proceeds.”

Proposed NYSE Symbol	“FNA”

Risk Factors	Investing in our common stock involves a high degree of risk. See “Risk Factors” beginning on page 14 of this prospectus for a discussion of factors you should carefully consider before investing in our common stock.

The number of shares of common stock to be outstanding after this offering is based on 13,478,101 shares of common stock outstanding as of June 30, 2021, which assumes the automatic conversion of all outstanding shares of our convertible preferred stock into 4,084,240 shares of our common stock immediately prior to the closing of this offering, and excludes:

•	994,296 shares of our common stock issuable upon the exercise of options outstanding as of June 30, 2021, at a weighted-average exercise price of $23.89 per share;

•	83,000 shares of common stock issuable upon exercise of options granted after June 30, 2021, at a weighted average exercise price of $68.53 per share;

•	495,100 shares of our common stock that remain available for issuance under our 2011 Stock Option Plan (2011 Plan) as of June 30, 2021;

•	shares of our common stock reserved for future issuance under our Plan (2021 Plan), which will become effective upon the effectiveness of the registration statement of which this prospectus forms a part, as well as any automatic increases in the number of shares of common stock reserved for issuance under this plan; and

•

            shares of our common stock reserved for future issuance under our 2021 Employee Stock Purchase Plan (ESPP), which will become effective upon the effectiveness of the registration statement of which this prospectus forms a part, as well as any automatic increases in the number of shares of common stock reserved for issuance under this plan.

Unless otherwise indicated, this prospectus reflects and assumes the following:

•	a -for- reverse stock split of our common stock to be effected on , 2021;

•	the automatic conversion of all outstanding shares of our convertible preferred stock into shares of our common stock immediately prior to the closing of this offering;

•	the filing of our third amended and restated certificate of incorporation and the effectiveness of our amended and restated bylaws immediately after the closing of this offering;

•	no exercise of the outstanding options referred to above; and

•	no exercise by the underwriters of their option to purchase additional shares of our common stock.

SUMMARY CONSOLIDATED FINANCIAL AND OPERATING DATA

The following tables summarize our consolidated financial and operating data for the periods and as of the dates indicated. We derived our summary consolidated statement of operations data for the years ended December 31, 2020 and 2019 from our audited consolidated financial statements included elsewhere in this prospectus. We derived our summary consolidated statement of operations data for the six months ended June 30, 2021 and 2020 and our summary balance sheet data as of June 30, 2021 from our unaudited interim condensed consolidated financial statements included elsewhere in this prospectus. We have prepared the unaudited interim condensed consolidated financial statements on the same basis as the audited annual financial statements and have included, in our opinion, normal recurring adjustments that are necessary for a fair presentation of our financial position and results of operations and cash flows for the periods presented. Our historical results are not necessarily indicative of the results to be expected in the future. The summary financial data included in this section is not intended to replace the financial statements and related notes included elsewhere in this prospectus. You should read the following information in conjunction with the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements, the accompanying notes and other financial information included elsewhere in this prospectus. Our historical results are not necessarily indicative of our future results and our historical results for the six months ended June 30, 2021 are not necessarily indicative of the results that may be expected for the remainder of 2021 or any other interim period.

Consolidated Statement of Operations Data

	Six Months Ended June 30,		Years Ended December 31,
	2021	2020	2020	2019
	($ in thousands except share and per share data)
Net revenue	$68,838	$45,656	$110,981	$106,280
Cost of goods sold	13,113	8,337	25,099	18,832

Gross profit	55,725	37,319	85,882	87,448

Operating expenses
Research and development costs	7,136	5,828	11,171	10,297
Selling, general. and administrative	50,041	34,004	72,641	74,435

Total operating expenses	57,177	39,832	83,812	84,732

Operating income	(1,452)	(2,513)	2,070	2,716

Operating income (loss)
Other income (expense)	(26)	(85)	3,557	(98)
Interest expense	(601)	(462)	(602)	(648)

Total other income (expense)	(627)	(547)	2,955	(746)

Income before income taxes	(2,079)	(3,060)	5,025	1,970
Income tax expense (benefit)	332	1,415	1,527	(1,147)

Net income (loss)	(2,411)	(4,475)	3,498	3,117

Less: cumulative dividends on Series B convertible preferred stock	(942)	—	(812)	—

Net income (loss) attributable to common stockholders	(3,353)	(4,475)	2,686	3,117

Foreign currency translation adjustment	(454)	(442)	817	(38)

Comprehensive income (loss)	$(3,807)	$(4,917)	$3,503	$3,079

Net income (loss) per share attributable to common stockholders:
Basic	$(0.36)	$(0.53)	$0.31	$0.37

Diluted	$(0.36)	$(0.53)	$0.22	$0.25

	Six Months Ended June 30,		Years Ended December 31,
	2021	2020	2020	2019
	($ in thousands except share and per share data)
Weighted average number of common stocks outstanding:
Basic	9,377,199	8,494,022	8,702,037	8,499.947

Diluted	9,377,199	8,494,022	12,081,236	12,292,482

Pro forma net income per share attributable to common stockholders:
Basic

Diluted

Pro forma weighted average number of common stocks outstanding

	As of June 30, 2021
	Actual	Pro Forma (1)	Pro Forma As Adjusted (2)(3)
	(in thousands)
Balance Sheet Data:
Cash	$16,044	$	$
Working capital (4)	46,964
Total assets	123,862
Long term debt	22,118
Convertible preferred series equity:
Series A convertible preferred stock, $0.01 par value, $0 cumulative preferred dividends, 2,762,500 shares authorized, issued and outstanding	4,250
Series B convertible preferred stock, $0.01 par value, $1,754 cumulative preferred dividends, 1,321,740 shares authorized, issued and outstanding	37,784
Additional paid in capital	25,547
Retained earnings	9,065
Total stockholders’ equity	$29,092	$	$

(1)

The pro forma balance sheet reflects the conversion of all outstanding shares of our convertible preferred stock into an aggregate of 4,084,240 shares of common stock immediately prior to the closing of this offering.

(2)

Reflects the pro forma adjustments described in footnote (1) above and the sale by us of            shares of common stock in this offering at the assumed initial public offering price of $            per share, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

(3)

Each $1.00 increase (decrease) in the assumed initial public offering price of $            per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) the pro forma as adjusted amount of each of cash, working capital, total assets and total stockholders’ equity by approximately $            , assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, each increase (decrease) of 1.0 million shares in the number of shares offered by us at the assumed initial public offering price would increase (decrease) each of cash, working capital, total assets and total stockholders’ equity by approximately $            , assuming the shares of our common stock offered by this prospectus are sold at the assumed initial public offering price of $            per share, which is the midpoint of the price range set forth on the cover page of this prospectus, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. The pro forma information discussed above is illustrative only and will be adjusted based on the actual initial public offering price, the number of shares we sell and other terms of this offering that will be determined at pricing.

(4)

We define working capital as current assets less current liabilities. See our unaudited interim condensed consolidated financial statements and related notes appearing elsewhere in this prospectus for further details regarding our current assets and current liabilities.

Non-GAAP Financial Measure

We use Adjusted EBITDA to evaluate our operating performance and trends and make planning decisions. We believe that Adjusted EBITDA helps identify underlying trends in our business that could otherwise be masked by the effect of the expenses and other items that we exclude in this non-GAAP measure. Accordingly, we believe that Adjusted EBITDA provides useful information to investors and others in understanding and evaluating our operating results, enhancing the overall understanding of our past performance and future prospects, and allowing for greater transparency with respect to a key financial metric used by our management in its financial and operational decision-making. We define Adjusted EBITDA as net income before interest expense, income tax expense, depreciation and amortization, stock-based compensation expense and certain other non-recurring items. Our use of Adjusted EBITDA has limitations as an analytical tool, and you should not consider these measures in isolation or as a substitute for analysis of our financial results as reported under U.S. GAAP. Some of these potential limitations include:

•

other companies, including companies in our industry which have similar business arrangements, may report Adjusted EBITDA, or similarly titled measures but calculate them differently, which reduces their usefulness as comparative measures;

•

Although depreciation and amortization expenses are non-cash charges, the assets being depreciated and amortized may have to be replaced in the future, and Adjusted EBITDA does not reflect cash capital expenditures for such replacements or for new capital expenditure requirements;

•	Adjusted EBITDA also does not reflect changes in, or cash requirements for, our working capital needs or the potentially dilutive impact of stock based compensation;

•	Adjusted EBITDA does not reflect the interest expense, or the cash requirements necessary to service interest or principal payments, on our debt that we may incur;

Because of these and other limitations, you should consider our non-GAAP measures only as supplemental to other GAAP-based financial measures. For a full reconciliation of Adjusted EBITDA for the six months ended June 30, 2021 and 2020, and for the years ended December 31, 2020 and 2019 to the most comparable GAAP financial measure, please see the following table:

	Six Months Ended June 30,		Year Ended December 31,
	2021	2020	2020	2019
	(in thousands)
Net Income	$(2,411)	$(4,475)	$3,498	$3,117
Interest expense	601	462	602	648
Income tax expense (benefit)	332	1,415	1,527	(1,147)
Depreciation and amortization expense	3,678	2,928	6,384	4,202
Stock based compensation expense	1,715	868	1,808	1,754
PPP Loan forgiveness (1)	—	—	(3,747)	—
Excess and obsolete inventory expense related to supply chain disruption (2)	—	—	3,702	—

Adjusted EBITDA	$3,915	$1,198	$13,774	$8,574

(1)	Represents non-recurring other income received in connection with the forgiveness of the PPP Loan.
(2)	Represents non-recurring excess and obsolete inventory expense caused by supply chain purchasing process disruption during the COVID-19 pandemic.

RISK FACTORS

Investing in our common stock involves a high degree of risk. You should consider carefully the risks and uncertainties described below, together with all of the other information in this prospectus, including the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and related notes thereto included elsewhere in this prospectus, before deciding whether to invest in shares of our common stock. The risks described below are not the only ones facing us. The occurrence of any of the following risks or additional risks and uncertainties not presently known to us or that we currently believe to be immaterial could materially and adversely affect our business, financial condition, results of operations and future prospects. In that event, the market price of our common stock could decline, and you could lose all or part of your investment. Please also see the sections titled “Special Note Regarding Forward-Looking Statements” and “Market, Industry and Other Data.”

Risks Related to Our Financial Condition and Capital Requirements

We have a limited operating history and have grown significantly in a short period of time.

We were formed in August 2010. Accordingly, we have a limited operating history, which makes it difficult to evaluate our future prospects. Our operating results have fluctuated in the past, and we expect our future quarterly and annual operating results to continue to fluctuate as we focus on increasing the demand for our products and continue to develop clinical evidence to support the safety and efficacy of our foot and ankle products and procedures, as well as develop new foot and ankle product innovations. We may need to make business decisions that could adversely affect our operating results, such as modifications to our pricing strategy, business structure or operations.

If we fail to manage our growth effectively, our business could be materially and adversely affected.

We have experienced recent rapid growth and anticipate further growth. This growth has placed significant demands on our management, financial, operational, technological and other resources, and we expect that our growth will continue to place significant demands on our management and other resources and will require us to continue developing and improving our operational, financial and other internal controls. In particular, continued growth increases the challenges involved in a number of areas, including recruiting and retaining sufficient skilled personnel for our direct sales force, providing adequate training and supervision to maintain our high-quality standards and preserving our culture and values. We may not be able to address these challenges in a cost-effective manner, or at all. To achieve our revenue goals, we must also successfully increase our supply of products from third party manufacturers to meet expected customer demand. In the future, we may experience difficulties with quality control, component supply and shortages of qualified personnel, among other problems. These problems could result in delays in product availability and increases in expenses. Any such delay or increased expense could adversely affect our ability to generate revenue. In addition, rapid and significant growth will place a strain on our administrative and operational infrastructure. In order to manage our operations and growth, we will need to continue to improve our operational and management controls, hiring process, reporting and information technology systems and financial internal control procedures. If we do not effectively manage our growth, we may not be able to execute on our business plan, respond to competitive pressures, take advantage of market opportunities, satisfy customer requirements or maintain high-quality product offerings, which could have a material adverse effect on our business, financial condition and results of operations.

The terms of our term loan agreement require us to meet certain operating and financial covenants and place restrictions on our operating and financial flexibility. If we raise additional capital through debt financing, the terms of any new debt could further restrict our ability to operate our business.

Under the terms of our term loan agreement with Midcap Financial Trust discussed in more detail under section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—

Liquidity and Capital Resources—Long-Term Obligations,” we are subject to certain affirmative and negative covenants, including (but not limited to), financial covenants related to minimum revenue and minimum liquidity, covenants limiting our ability to incur certain additional indebtedness, create certain liens, enter into a change of control transaction and make certain distributions and investments without our lenders’ consent. Our lenders may also declare us in default for certain types of events such as non-payment of debts, inaccurate representations and warranties, failure to comply with terms of material indebtedness and material agreements, bankruptcy and insolvency, a change of control and/or a material adverse change. Upon such events, our lenders could declare an event of default, which would give them the right to declare all borrowings outstanding, together with accrued and unpaid interest and fees, to be immediately due and payable. In addition, our lenders would have the right to proceed against the assets we provided as collateral under the loan agreements. For example, under our term loan agreement, the lenders would have the right to enforce liens and security interests over substantially all of our assets (excluding intellectual property) in the event of certain specified defaults under the term loan. If the debt under any of our loan agreements is accelerated, we may not have sufficient cash or be able to sell sufficient assets to repay this debt or may have to curtail our growth plans, which would harm our business and financial condition.

We received a Paycheck Protection Program loan, and our application for the PPP Loan could in the future be determined to have been impermissible or could result in damage to our reputation.

In March 2020, we applied for and received an unsecured $3.7 million loan under the Paycheck Protection Program (the PPP Loan). In December 2020, we determined there is reasonable assurances that we will qualify to have the amount received forgiven and in July 2021, it was fully forgiven. The Paycheck Protection Program was established under the Coronavirus Aid, Relief, and Economic Security Act (the CARES Act), and is administered by the U.S. Small Business Administration (the SBA).

Our receipt of the PPP Loan or the forgiveness of the PPP Loan could result in adverse publicity. In addition, if we are later determined to have been ineligible to receive the PPP Loan or loan forgiveness, we may be subject to significant penalties, including significant civil, criminal and administrative penalties, we could be required to repay the PPP Loan in its entirety, and our reputation could suffer. A review or audit by the SBA or other government entity or claims under the U.S. False Claims Act could consume significant financial and management resources.

Additional capital, if needed, may not be available on acceptable terms, if at all.

Even if this offering is successful, we may require additional capital to maintain and expand our operations. Our operations are capital-intensive and are expected to increase as we expand our sales force, research and development efforts and product offerings. If we raise additional funds through the issuance of equity, equity-linked or debt securities, those securities may have rights, preferences or privileges senior to those of our common stock, and our existing stockholders may experience dilution. Any debt financing secured by us in the future could require that a substantial portion of our operating cash flow be devoted to the payment of interest and principal on such indebtedness, which may decrease available funds for other business activities, and could involve restrictive covenants relating to our capital-raising activities and other financial and operational matters, which may make it more difficult for us to obtain additional capital and to pursue business opportunities. Additionally, any future collaborations we enter into with third parties may provide capital in the near term but limit our potential cash flow and revenue in the future. If we raise additional funds through strategic partnerships and alliances and licensing arrangements with third parties, we may have to relinquish valuable rights to our technologies or product candidates, or grant licenses on terms unfavorable to us. We cannot be certain that we will be able to obtain additional financing on favorable terms, if at all. If we cannot raise funds on acceptable terms, if and when needed, we may not be able to continue as a going concern or we may not be able to grow our business or respond to competitive pressures or unanticipated requirements, which could seriously harm our business.

Risks Related to Our Business and Industry

Our business plan relies on certain assumptions about the market for our products; however, the size and expected growth of our addressable market has not been established with precision and may be smaller than we estimate, and even if the addressable market is as large as we have estimated, we may not be able to capture additional market share.

Our estimates of the addressable market for our current products and future products are based on a number of internal and third-party estimates and assumptions, including the prevalence of foot and ankle disorders and the difficulty of persuading those suffering from foot and ankle disorders to undergo treatment, including surgery. While we believe our assumptions and the data underlying our estimates are reasonable, these assumptions and our estimates may not be correct. For example, we believe that the aging of the general population, increasing incidence of obesity and diabetes and increasingly active lifestyles will continue and that these trends will increase the need for our products and procedures. However, the projected demand for our products could materially differ from actual demand if our assumptions regarding these trends and acceptance of our products by the medical community prove to be incorrect or do not materialize, or if non-surgical treatments or other surgical techniques gain more widespread acceptance as a viable alternative to our foot and ankle solutions and procedures. In addition, even if the number of patients suffering from foot and ankle disorders who elect to undergo surgery increases as we expect, technological or medical advances could provide alternatives to address foot and ankle disorders and reduce demand for foot and ankle surgery. As a result, our estimates of the addressable market for our current or future products and procedures may prove to be incorrect. Even if the total addressable market for our current and future products and procedures is as large as we have estimated, we may not be able to penetrate the existing market to capture additional market share for the reasons discussed in this “Risk Factors” section. If the actual number of patients suffering from foot and ankle disorders who would benefit from our products, the price at which we can sell future products or the addressable market for our products is smaller than we estimate, or if the total addressable market is as large as we have estimated but we are unable to capture additional market share, it could have a material adverse effect on our business, financial condition and results of operations.

The ongoing global COVID-19 pandemic has adversely affected, and may continue to adversely affect, our business, financial condition and results of operations.

Market factors and disruptions in global markets may also affect our future operating results and cash flows. The COVID-19 pandemic has severely restricted the level of economic activity around the world. Almost all U.S. states, including Colorado where our headquarters is located, issued, and others in the future may issue, “shelter-in-place” orders, quarantines, executive orders and similar government orders, restrictions and recommendations to control the spread of COVID-19. As a result of those government restrictions, throughout 2020 and, in some cases, extending into 2021, temporary closures of businesses were ordered, numerous other businesses temporarily closed voluntarily and hospitals, ambulatory surgical centers and surgeons were ordered to delay elective surgeries in an attempt to free up medical resources to address the COVID-19 pandemic. While many elective surgery restrictions have been lifted, these and other restrictions may be reinstated in the future.

We have experienced disruptions to our revenue and may experience further business disruptions, including disruptions to our supply chain, independent sales representatives, customers, study enrollment timelines and regulatory processes. Further, patients continue to delay or forego foot and ankle surgery procedures to avoid hospitals and ambulatory surgical centers and comply with quarantine and/or similar directives from local and national health and government officials. The delayed or foregone foot and ankle surgeries have had a significant impact on our operations and resulted in a rapid decrease in revenue and cash flows beginning in March 2020, as compared to prior periods and original expectations. Despite some recovery, this reduction in sales, as compared to original expectations, have continued. We expect the negative impacts to continue especially if more contagious and virulent variants, such as the Delta variant, become more prevalent and may worsen in at least the short-term during the COVID-19 pandemic. While we cannot reasonably estimate the duration or severity of the COVID-19 pandemic, we expect that it will continue to have an adverse impact on our business, results of operations, financial position and liquidity for at least the remainder of 2021. Moreover, the COVID-19 pandemic has contributed to significant volatility in global financial markets, potentially reducing our ability to access capital, which could in the future negatively affect our liquidity.

For additional information regarding the impact of the COVID-19 pandemic on our company, see the section titled “Management’s Discussion and Analysis of Financial Conditions and Results of Operations—Factors Affecting Our Business—Impact of COVID-19 Pandemic.”

Our business is dependent upon the broad adoption of our products by hospitals, physicians and patients.

Our future growth and profitability depend on our ability to increase physician and patient awareness of our products and on the willingness of physicians and hospitals to adopt our products. Physicians may not adopt our products unless they are able to determine, based on experience, clinical data, medical society recommendations and other analyses, that our products provide a safe and effective treatment for foot and ankle conditions. Even if we are able to raise awareness among physicians, they may be slow in changing their medical treatment practices and may be hesitant to select our products for a variety of reasons, including:

•	lack of experience with our products and concerns that we are relatively new to market;

•	long-standing relationships with companies and distributors that sell other products;

•	lack of availability of adequate third-party payor coverage or reimbursement;

•	competitive response and negative selling efforts from providers of alternative treatments;

•	perception regarding the time commitment and skill development that may be required to gain familiarity and proficiency with our products;

•	perceived liability risk generally associated with the use of new products and treatment options;

•	lack or perceived lack of sufficient clinical evidence, including long-term data, supporting clinical benefits or the cost-effectiveness of our products over existing treatments; and

•

the failure of key opinion leaders to provide recommendations regarding our products, or to assure physicians, patients and healthcare payors of the benefits of our products as an attractive alternative to other treatment options.

To effectively market and sell our products, we will need to continue to educate the medical community about the safety, efficacy, necessity and efficiency of our products and about the patient population that would potentially benefit from using our products. We cannot assure you that we will achieve broad education or market acceptance among physicians. In addition, some physicians may choose to utilize our products on only a subset of their total patient population or may not adopt our products at all. If we are not able to effectively demonstrate that our products are beneficial for a broad range of patients, adoption of our products will be limited and may not occur as rapidly as we anticipate or at all, which would have a material adverse effect on our business, financial condition and results of operations. We cannot assure you that our products will achieve broad market acceptance among hospitals, physicians and patients. Any failure of our products to satisfy demand or to achieve meaningful market acceptance and penetration will harm our future prospects and have a material adverse effect on our business, financial condition and results of operations.

We operate in a very competitive business environment, and if we are unable to compete successfully against our existing or potential competitors, our business, financial condition and results of operations may be adversely affected.

Our existing foot and ankle products and procedures are, and any new foot and ankle products or procedures we develop and commercialize will be, subject to intense competition. The industry in which we operate is competitive, subject to change and sensitive to the introduction of new products, procedures or other market activities of industry participants. Our ability to compete successfully will depend on our ability to continue to promote awareness, educate and train foot and ankle specialists with our foot and ankle products and procedures and gain their acceptance; develop additional products and procedures to improve our foot and ankle offerings and expand our product offerings in a timely manner; receive adequate coverage and reimbursement from third-party payors; and provide products that are easier to use, safer, less invasive and more effective than the products and procedures of our competitors. In addition, our ability to increase our customer base and achieve broader market acceptance of our products will depend to a significant extent on our ability to expand our marketing efforts. We plan to dedicate significant resources to our marketing programs. It will negatively affect our business, financial condition and results of operations if our marketing efforts and expenditures do not generate a corresponding increase in revenue. In addition, we believe that developing and maintaining broad awareness of our products in a cost-effective manner is critical to achieving broad acceptance of our products and expanding domestically and internationally. Promotion activities may not generate patient or physician awareness or increase revenue, and even if they do, any increase in revenue may not offset the costs and expenses we incur in building our brand. If we fail to successfully promote, maintain and protect our brand, we may fail to attract or retain the physician acceptance necessary to realize a sufficient return on our brand building efforts, or to achieve the level of brand awareness that is critical for broad adoption of our products.

In the foot and ankle market, we compete with large multinational companies such as Stryker Corporation (Stryker), DePuy Synthes Companies (DePuy Synthes), Arthrex, Inc. (Arthrex), Smith & Nephew plc (Smith and Nephew), Johnson and Johnson (J&J) and Zimmer Biomet Holdings, Inc. (Zimmer Biomet) as well as with companies with one or a limited number of foot and ankle products such as DJO Global, Inc. (DJO Global), CrossRoads Extremity Systems, LLC (Crossroads), Medline Industries, Inc. (Medline), Novastep Inc. (Novastep) and Treace Medical Concepts, Inc. (Treace). We also face potential competition from many different sources, including academic institutions, governmental agencies and public and private research institutions.

At any time, these competitors and other potential market entrants may develop new products, procedures or treatment alternatives that could render our products obsolete or uncompetitive. In addition, one or more of such competitors may gain a market advantage by developing and patenting competitive products, procedures or treatment alternatives earlier than we can, obtaining regulatory clearances, approvals or certifications more rapidly than we can or selling competitive products at prices lower than ours. If medical research were to lead to the discovery of alternative therapies or technologies that improve or cure certain foot and ankle maladies as an alternative to surgery, such as by natural correction of the unstable joint in the middle of the foot, the use of pharmaceuticals or breakthrough bio-technological innovations or therapies, our profitability could suffer through a reduction in sales or a loss in market share to a competitor. The discovery of methods of prevention or the development of other alternatives to address certain foot and ankle maladies that we treat could result in decreased demand for our products and, accordingly, could have a material adverse effect on our business, financial condition and results of operations. Many of our current and potential competitors have substantially greater sales and financial resources than we do, more established distribution networks, a broader offering of products, entrenched relationships with surgeons and distributors and greater experience in launching, marketing, distributing and selling products or treatment alternatives.

We also compete with our competitors to engage the services of independent sales representatives, both those presently working with us and those with whom we hope to work with as we expand. In addition, we compete with our competitors in acquiring technologies and technology licenses complementary to our products or procedures or advantageous to our business. If we are unable to compete successfully against our existing or potential competitors, our business, financial condition and results of operations may be adversely affected, and we may not be able to grow at our expected rate, if at all.

The seasonality of our business creates variance in our quarterly revenue, which makes it difficult to compare or forecast our financial results.

Our revenue fluctuates on a seasonal basis, which affects the comparability of our results between periods. In particular, we have experienced and expect to continue to experience seasonality in our business, with higher U.S. sales volumes in the fourth calendar quarter. Our U.S. sales volumes in the fourth calendar quarter tend to be higher as many patients elect to have surgery after meeting their annual deductible and having time to recover over the winter holidays.

Our long-term growth depends on our ability to enhance our products, expand our indications and develop and commercialize additional products in a timely manner. If we cannot innovate, we may not be able to develop or exploit new products in time to remain competitive.

The market for our products is highly competitive, dynamic, and marked by rapid and substantial technological development and product innovation. New entrants or existing competitors could attempt to develop products that compete directly with ours. For us to remain competitive, it is essential to develop and bring to market new products including for example our Smart 28 initiative. Demand for our products and future related products could be diminished by equivalent or superior products and technologies offered by competitors. If we are unable to innovate successfully, our products could become obsolete and our revenue would decline as our customers purchase our competitors’ products. Developing products is expensive and time-consuming and could divert management’s attention away from our core business. The success of any new product offering or product enhancements to our solution will depend on several factors, including our ability to:

•	assemble sufficient resources to acquire or discover additional products;

•	properly identify and anticipate surgeon and patient needs;

•	develop and introduce new products and product enhancements in a timely manner;

•	avoid infringing upon the intellectual property rights of third-parties;

•	demonstrate, if required, the safety and efficacy of new products with data from preclinical studies and clinical trials;

•	obtain the necessary regulatory clearances, approvals or certifications for expanded indications, new products or product modifications;

•	be fully compliant with U.S. Food and Drug Administration (FDA) regulations and be fully compliant with foreign regulations marketing of new devices or modified products;

•	produce new products in commercial quantities at an acceptable cost;

•	provide adequate training to potential users of our products;

•	receive adequate coverage and reimbursement for procedures performed with our products; and

•	develop an effective and dedicated sales and marketing team.

If we are unable to develop or improve products, applications or features due to constraints, such as insufficient cash resources, high employee turnover, inability to hire personnel with sufficient technical skills or a lack of other research and development resources, we may not be able to maintain our competitive position compared to other companies. Furthermore, many of our competitors have the capability to devote a considerably greater amount of funds to their research and development programs than we do, and those that do not may be acquired by larger companies that could allocate greater resources to research and development programs. Our failure or inability to devote adequate research and development resources or compete effectively with the research and development programs of our competitors could harm our business.

Further, our new initiatives, such as Smart 28, may not gain a substantial degree of market acceptance among specialty physicians, patients or healthcare providers. Our failure to gain widespread of acceptance of our new initiatives, such as Smart 28, could negatively affect our business, financial condition and results of operations.

In addition, we may choose to focus our efforts and resources on potential products or indications that ultimately prove to be unsuccessful, or to license or purchase a marketed product that does not meet our financial expectations. As a result, we may fail to capitalize on viable commercial products or profitable market opportunities, be required to forego or delay pursuit of opportunities with other potential products or other diseases that may later prove to have greater commercial potential, or relinquish valuable rights to such potential products through collaboration, licensing or other royalty arrangements in cases in which it would have been advantageous for us to retain sole development and commercialization rights, which could adversely impact our business, financial condition and results of operations.

We may expend our limited resources to pursue a particular product or indication and fail to capitalize on product or indications that may be more profitable or for which there is a greater likelihood of success.

Because we have limited financial and managerial resources, we focus on research programs and products that we identify for specific indications. As a result, we may forego or delay pursuit of opportunities with other products or for other indications that later prove to have greater commercial potential. Our resource allocation decisions may cause us to fail to timely capitalize on viable commercial products or profitable market opportunities. Our spending on current and future research and development programs and products for specific indications may not yield any commercially viable products. If we do not accurately evaluate the commercial potential or target market for a particular product, we may relinquish valuable rights to that product through collaboration, licensing or other royalty arrangements in cases in which it would have been more advantageous for us to retain sole development and commercialization rights to such product.

We face the risk of product liability claims that could be expensive, divert management’s attention and harm our reputation and business. We may not be able to maintain adequate product liability insurance.

Our business exposes us to the risk of product liability claims that are inherent in the testing, manufacturing and marketing of medical devices. This risk exists even if a device is cleared or approved for commercial sale by the FDA or approved or certified in foreign jurisdictions and manufactured in facilities licensed and regulated by the FDA or an applicable foreign regulatory authority. Our products are designed to affect, and any future enhancements to our products will be designed to affect, important bodily functions and processes. Any side effects, manufacturing defects, misuse or abuse associated with our products could result in patient injury or death. The medical device industry has historically been subject to extensive litigation over product liability claims, and we may face product liability suits. We may be subject to product liability claims if our products cause, or merely appear to have caused, patient injury or death. In addition, an injury that is caused by the activities of our suppliers, such as those who provide us with components and raw materials, may be the basis for a claim against us. Product liability claims may be brought against us by patients, healthcare providers or others selling or otherwise coming into contact with our products, among others. If we cannot successfully defend ourselves against product liability claims, we will incur substantial liabilities and reputational harm. In addition, regardless of merit or eventual outcome, product liability claims may result in:

•	costs of litigation;

•	distraction of management’s attention from our primary business;

•	the inability to commercialize our products and develop enhancements to our products;

•	decreased demand for our products;

•	damage to our business reputation;

•	product recalls or withdrawals from the market;

•	withdrawal of clinical trial participants;

•	substantial monetary awards to patients or other claimants; or

•	loss of sales.

Additionally, we could experience a material design or manufacturing failure in our products, a quality system failure, other safety issues or heightened regulatory scrutiny that would warrant a recall of some of our products. While we may attempt to manage our product liability exposure by proactively recalling or withdrawing from the market any defective products, any recall or market withdrawal of our products may delay the supply of those products to our customers and may impact our reputation. We may not be successful in initiating appropriate market recall or market withdrawal efforts that may be required in the future and these efforts may not have the intended effect of preventing product malfunctions and the accompanying product liability that may result. Such recalls and withdrawals may also be used by our competitors to harm our reputation for safety or be perceived by patients as a safety risk when considering the use of our products, either of which could have a material adverse effect on our business, financial condition and results of operations.

Although we have product liability and clinical study liability insurance that we believe is appropriate, this insurance is subject to deductibles and coverage limitations. Our current product liability insurance may not continue to be available to us on acceptable terms, if at all, and, if available, coverage may not be adequate to protect us against any future product liability claims. If we are unable to obtain insurance at an acceptable cost or on acceptable terms or otherwise protect against potential product liability claims, we could be exposed to significant liabilities. A product liability claim, recall or other claim with respect to uninsured liabilities or for amounts in excess of insured liabilities could have a material adverse effect on our business, financial condition and results of operations. Further, such product liability matters may negatively impact our ability to obtain insurance coverage or cost-effective insurance coverage in future periods.

Industry trends have resulted in increased downward pricing pressure on medical services and products, which may affect our ability to sell our products at prices necessary to support our current business strategy.

The trend toward health care cost containment through aggregating purchasing decisions and industry consolidation, along with the growth of managed care organizations, is placing increased emphasis on the delivery of more cost-effective medical therapies. For example:

•	There has been consolidation among health care facilities and purchasers of medical devices, particularly in the United States. One of the results of such consolidation is that group purchasing organizations (GPOs), integrated delivery networks and large single accounts use their market power to consolidate purchasing decisions, which intensifies competition to provide products and services to health care providers and other industry participants, resulting in greater pricing pressures and the exclusion of certain suppliers from important market segments. For example, some GPOs negotiate pricing for their member hospitals and require us to discount, or limit our ability to increase, prices for certain of our products.

•

Surgeons increasingly have moved from independent, outpatient practice settings toward employment by or affiliation with hospitals and other larger health care organizations, which aligns surgeons’ product choices with the institutional providers’ price sensitivities and adds to pricing pressures. Hospitals and health care facilities have introduced and may continue to introduce new pricing structures into their contracts to contain health care costs, including fixed price formulas and capitated and construct pricing.

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Certain hospitals provide financial incentives to doctors for reducing hospital costs (known as gainsharing), rewarding physician efficiency (known as physician profiling) and encouraging partnerships with health care service and goods providers to reduce costs.

•

Existing and proposed laws, regulations and industry policies, in both domestic and international markets, regulate or seek to increase regulation of sales and marketing practices and the pricing and profitability of companies in the health care industry.

More broadly, provisions of the Affordable Care Act (ACA) could meaningfully change the way health care is developed and delivered in the United States, and may adversely affect our business and results of operations. We cannot predict accurately what health care programs and regulations will ultimately be implemented at the federal or state level, or the effect of any future legislation or regulation in the United States or elsewhere. However, any changes that have the effect of reducing reimbursement by government health care programs and other third-party payors for procedures using our products or reducing medical procedure volumes could have a material and adverse effect on our business, financial condition and results of operations. Any decline in the amount that payors reimburse our customers for our products could make it difficult for customers to continue using, or to adopt, our products and could create additional pricing pressure for us. If we are forced to lower the price we charge for our products, or if we add more components to our systems, our gross margins will decrease, which will adversely affect our ability to invest in and grow our business. If we are unable to maintain our prices, or if our costs increase and we are unable to offset such increase with an increase in our prices, our margins could erode.

In addition, the largest medical device companies with multiple product franchises have increased their effort to leverage and contract broadly with customers across franchises by providing volume discounts and multi-year arrangements that could prevent our access to these customers or make it difficult, or impossible, to compete on price.

Our employees and independent contractors, including independent sales representatives and any other consultants, any future service providers and other vendors, may engage in misconduct or other improper activities, including noncompliance with regulatory standards and requirements, which could have an adverse effect on our results of operations.

We are exposed to the risk that our employees and independent contractors, including independent sales representatives and any other consultants, any future commercial collaborators, and other vendors may engage in misconduct or other illegal activity. Misconduct by these parties could include intentional, reckless and/or negligent conduct or other unauthorized activities that violate: federal, state or local laws and regulations, as well as the laws, regulations and rules of regulatory bodies such as the FDA; manufacturing standards; U.S. federal and state health care fraud and abuse, data privacy laws and other similar non-U.S. laws; or laws that require the true, complete and accurate reporting of financial information or data. It is not always possible to identify and deter misconduct by employees and other third parties, and the precautions we take to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses or in protecting us from governmental investigations or other actions or lawsuits stemming from a failure to comply with such laws or regulations. In addition, we are subject to the risk that a person or government could allege such fraud or other misconduct, even if none occurred. If any such actions are instituted against us, and we are not successful in defending ourselves or asserting our rights, those actions could have a significant impact on our business and financial results, including, without limitation, the imposition of significant civil, criminal and administrative penalties, damages, monetary fines, disgorgements, possible exclusion from participation in Medicare, Medicaid and other U.S. health care programs, other sanctions, imprisonment, contractual damages, reputational harm, diminished profits and future earnings and curtailment of our operations, any of which could adversely affect our ability to operate our business and our results of operations.

Risks Related to Administrative, Organizational and Commercial Operations and Growth

If hospitals, ambulatory surgery centers and other health care facilities do not approve the use of our products, our sales may not increase.

In order for foot and ankle specialists to use our products at hospitals, ambulatory surgery centers and other health care facilities, we are often required to obtain approval from those hospitals, ambulatory surgery centers and health care facilities. Typically, hospitals, ambulatory surgery centers and health care facilities review the comparative effectiveness and cost of products used in the facility. The makeup and evaluation processes for health care facilities vary considerably, and it can be a lengthy, costly and time-consuming effort to obtain approval by the relevant health care facilities. Additionally, hospitals, ambulatory surgery centers, other health care facilities and GPOs, which manage purchasing for multiple facilities, may also require us to enter into a purchase agreement and satisfy numerous elements of their administrative procurement process, which can also be a lengthy, costly and time-consuming effort. If we do not obtain access to hospitals, ambulatory surgery centers and other health care facilities in a timely manner, or at all, via their approvals or purchase contract processes, or otherwise, or if we are unable to obtain approvals or secure contracts in a timely manner, or at all, our operating costs will increase, our sales may decrease and our operating results may be adversely affected. Furthermore, we may expend significant efforts on these costly and time-consuming processes but may not be able to obtain necessary approvals or secure a purchase contract from such hospitals, ambulatory surgery centers, health care facilities or GPOs.

If we fail to receive access to hospital facilities, our sales may decrease.

In the United States, in order for physicians to use our products, we expect that the hospital facilities where these physicians treat patients will typically require us to enter into purchasing contracts. This process can be lengthy and time-consuming and require extensive negotiations and management time. In the European Union (EU) certain institutions may require us to engage in a contract bidding process in the event that such institutions are considering making purchase commitments that exceed specified cost thresholds, which vary by jurisdiction. These processes are only open at certain periods of time, and we may not be successful in the bidding process. If we do not receive access to hospital facilities via these contracting processes or otherwise, or if we are unable to secure contracts or tender successful bids, our sales may decrease and our operating results may be harmed. Furthermore, we may expend significant effort in these time-consuming processes and still may not obtain a purchase contract from such hospitals.

Performance issues, service interruptions or price increases by shipping carriers could adversely affect our business and harm our reputation and ability to provide our products on a timely basis.

Expedited, reliable shipping will be essential to our operations. We intend to rely heavily on providers of transport services for reliable and secure point-to-point transport of our products to our customers and for tracking of these shipments. Should a carrier encounter delivery performance issues such as loss, damage or destruction of our products, it would be costly to replace our products in a timely manner, could cause surgeries using our products to be delayed or canceled and such occurrences may damage our reputation and lead to decreased demand for our products and increased cost and expense to our business. In addition, any significant increase in shipping rates could adversely affect our operating margins and results of operations. Similarly, strikes, severe weather, natural disasters or other service interruptions affecting delivery services we use would adversely affect our ability to process orders for our products on a timely basis.

If coverage or adequate levels of reimbursement from third-party payors for procedures using our products, or any future products we may seek to commercialize, are not obtained or maintained, foot and ankle specialists and patients may be reluctant to use our products and our business will suffer.

In the United States, health care providers who purchase our products generally rely on third-party payors, principally federally-funded Medicare, state-funded Medicaid and private health insurance plans, to pay for all or a portion of the cost of foot and ankle procedures and products utilized in those procedures. We may be unable to sell our products, or any future products we may seek to commercialize, on a profitable basis if third-party payors deny coverage or reduce their current levels of reimbursement for procedures using our products. Payors continue to review their coverage policies for existing and new therapies and may deny coverage for treatments that include the use of our products or any future products we may seek to commercialize. Third-party payors, whether foreign or domestic, or governmental or commercial, are developing increasingly sophisticated methods of controlling healthcare costs. In addition, no uniform policy of coverage and reimbursement for procedures using our solution exists among third-party payors. Therefore, coverage and reimbursement for procedures using our products can differ significantly from payor to payor.

In addition, some health care providers in the United States have adopted or are considering bundled payment methodologies and/or managed care systems in which providers contract to provide comprehensive health care for a fixed cost per person. Health care providers may attempt to control costs by authorizing fewer elective surgical procedures, including foot and ankle surgeries, or by requiring the use of the least expensive procedure available. In addition, third-party payors increasingly are requiring evidence that medical devices are cost-effective, and if we are unable to meet this requirement, the third-party payor may not cover procedures using our products, which could reduce sales of our products to health care providers who depend upon third-party payor reimbursement for payment. Changes in coverage policies or health care cost containment initiatives that limit or restrict reimbursement for procedures using our products may have an adverse effect on our business.

Outside of the United States, reimbursement levels vary significantly by country and by patient. Reimbursement is obtained from a variety of sources, including government sponsors, hospital budgets, public tenders/bids, or private health insurance plans, or combinations thereof. We participate in and have established appropriate market access in countries where required and applicable. Uncertainties regarding future healthcare policy, legislation and regulation, as well as private market practices and foreign regulations that might prohibit the use of certain of our products, could affect our ability to sell our products in commercially acceptable quantities at acceptable prices.

The majority of our sales force consists of independent sales representatives, and if we are unable to maintain and expand our network of independent sales representatives, we may be unable to generate anticipated sales.

Our revenue and profitability is directly dependent upon the sales and marketing efforts of our sales force. We utilize a sales force comprised primarily of independent sales representatives to sell our products to surgeons, hospitals, clinics, foot and ankle specialists and other end users and to assist us in promoting market acceptance of, and creating demand for, our products and procedures. As we increase our marketing efforts, we will need to retain, develop and grow the number of sales representatives that we employ. We intend to make a significant investment in recruiting and training sales representatives and clinical representatives as we expand our business. There is significant competition for sales personnel experienced in relevant medical device sales. If we are unable to come to commercially reasonable terms with a sales representative or representatives, we may not generate the expected level of sales and may need to spend more of our capital resources to hire sales personnel as employees. Once hired, the training process can be lengthy because it requires significant education for new sales representatives and to achieve the level of clinical competency with our products expected by foot and ankle specialists. Upon completion of the training, our sales representatives typically require lead time in the field to grow their network of accounts and achieve the productivity levels we expect them to reach in any individual territory. Furthermore, the use of our products often requires or benefits from direct support from us, including through our sales representatives that provide assistance in the operating room.

It will negatively affect our business, financial condition and results of operations if our efforts to expand and train our sales force do not generate a corresponding increase in revenue, and our higher fixed costs may slow our ability to reduce costs in the face of a sudden decline in demand for our products. Any failure to hire, develop and retain talented sales personnel, to achieve desired productivity levels in a reasonable period of time or timely reduce fixed costs, could negatively affect our business, financial condition and results of operations.

Even if we are able to attract and retain additional sales representatives, in situations where our sales representatives are not exclusive to us, there is a risk that a sales representatives that we contract with will give higher priority to the products of other medical device companies, including products directly competitive with our products or may be required by larger medical devices companies to stop offering our products. Though we have established initiatives to further focus our independent sales channel on our products, these initiatives may not translate to the increase sales or penetration which we expect. There can be no assurance that a sales representatives will devote the resources necessary to provide effective sales and promotional support to our products. Also, to the extent we engage sales representatives from our competitors, we may have to wait until applicable non-competition provisions or obligations have expired. Notwithstanding the foregoing, we may still be subject to future allegations that these new hires have been improperly solicited, and that they have divulged to us proprietary or other confidential information of their former employers. Additionally, because the market for experienced sales personnel is competitive, our competitors may try to hire our sales representatives away from us. If successful, we would be required to dedicate resources to recruiting, filling and training those vacant positions. The loss of these personnel to competitors, or otherwise, will negatively affect our business, financial condition and results of operations. If we are unable to retain our direct sales force personnel or replace them with individuals of equivalent technical expertise and qualifications, or if we are unable to successfully instill such technical expertise in replacement personnel, it may negatively affect our business, financial condition and results of operations.

We depend on third-party contract manufacturers and suppliers, some of which are single source, to produce and package all elements comprising our foot and ankle products, and if these suppliers and manufacturers fail to supply us, our products or their components or subcomponents in sufficient quantities or at all, it will have a material adverse effect on our business, financial condition, and results of operations.

We utilize qualified medical device contract manufacturers and suppliers, some of which are single sources, to produce and package all elements comprising our foot and ankle products. Our significant single source suppliers include Tech Metals, which supplies parts used in our Gorilla plating system, QTS, which provides cleaning, packaging and sterilization services for multiple of our products, 3D Systems, which supplies parts used in our APEX 3D Total Ankle Replacement system, Seaway, which supplies parts for our drill guides and Orchid, which supplies parts used in our Apex Talus Implants. While we estimate replacing these single source suppliers could take up to approximately six months, in some of these examples alternative second source suppliers may not be readily available. We seek to strategically maintain sufficient levels of inventory to help mitigate supply disruption, usually holding sufficient inventory to allow for manufacturing from 90 to 180 days following the loss of a supplier, to accommodate varying demand mix and to achieve more efficient volume-based pricing on our components; however, we may not be accurate in our estimates which could result in insufficient inventory to meet demand or excess inventory and the risk of inventory obsolescence and expiration. Further, while we have entered into several supply agreements in an effort to reinforce our supply chain, there is no guarantee the counter-party suppliers will adhere to the terms of these agreements.

Our suppliers may encounter problems during manufacturing for a variety of reasons, including, for example, failure to follow specific protocols and procedures, failure to comply with applicable legal and regulatory requirements, equipment malfunction and environmental factors, failure to properly conduct their own business affairs, and infringement of third-party intellectual property rights, any of which could delay or impede their ability to meet our requirements. Our reliance on a third-party manufacturer and third-party suppliers also subjects us to other risks that could harm our business that we would not be subject to if we manufactured products ourselves, including, among others:

•	we may not be a major customer of many of our suppliers, and these suppliers may therefore give other customers’ needs higher priority than ours;

•

third parties may threaten or enforce their intellectual property rights against our suppliers, which may cause disruptions or delays in shipment, or may force our suppliers to cease conducting business with us;

•	we may not be able to obtain an adequate supply of components in a timely manner or on commercially reasonable terms;

•	our suppliers, especially new suppliers, may make errors in manufacturing that could negatively affect the efficacy or safety of our products or cause delays in shipment;

•	we may have difficulty locating and qualifying alternative suppliers;

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switching components or suppliers may require product redesign and possibly submission to FDA, Notified Bodies, or other foreign regulatory bodies, which could significantly impede or delay our commercial activities;

•	one or more of our single-source suppliers may be unwilling or unable to supply components of our products;

•	other customers may use fair or unfair negotiation tactics or pressures to impede our use of the suppliers;

•	the occurrence of a fire, natural disaster or other catastrophe impacting one or more of our suppliers may affect their ability to deliver products to us in a timely manner;

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the impact of COVID-19 may impact a manufacturing facility by limiting operating capacity or sideline critical employees involved in the manufacturing processes thereby affecting their ability to deliver products to us in a timely manner;

•	our suppliers may encounter financial or other business hardships unrelated to our demand, which could inhibit their ability to fulfill our orders and meet our requirements;

•	our suppliers may not maintain the confidentiality of our proprietary information; and

•	higher manufacturing and product costs than more vertically integrated companies.

Any of these factors could cause delay or suspension of commercialization and marketing, regulatory submissions or required approvals, clearances or certifications, or cause us to incur higher costs. Furthermore, if our contract manufacturers fail to deliver the required commercial quantities of finished products on a timely basis and at commercially reasonable prices and we are unable to find one or more replacement manufacturers capable of production at a substantially equivalent cost, in substantially equivalent volumes and quality, and on a timely basis, we would likely be unable to meet demand for our products and we would lose potential revenue. Any difficulties in locating and hiring third-party manufacturers, or in the ability of third-party manufacturers to supply quantities of our products at the times and in the quantities we need, could have a material adverse effect on our business. It may take a significant amount of time and resources (including costs) to establish an alternative source of supply for our products and to have any such new source authorized by the FDA or foreign regulatory authorities or other bodies. Given our reliance on certain single-source suppliers, we are especially susceptible to supply shortages because we do not have alternate suppliers currently available.

Moreover, some third parties are located in markets subject to political and social risk, corruption, infrastructure problems and natural disasters, in addition to country-specific privacy and data security risk given current legal and regulatory environments. Failure of third parties to meet their contractual, regulatory, and other obligations may have a material adverse effect on our business, financial condition, and results of operations. Any of these matters could materially and adversely affect our business, financial condition, and results of operations.

Our results of operations will be materially harmed if we are unable to accurately forecast customer demand for our products and manage our inventory.

Given the large variety and number of products we sell, in order to market and sell them effectively, we must maintain significant levels of inventory and surgical instrumentation. As a result, a significant amount of our cash used in operations has been associated with maintaining these levels of inventory. To ensure adequate inventory supply, we must forecast inventory needs and manufacture our products based on our estimates of future demand. Our ability to accurately forecast demand for our products could be negatively affected by many factors, including our failure to accurately manage our expansion strategy, product introductions by competitors, an increase or decrease in customer demand for our products or for products of our competitors, our failure to accurately forecast customer acceptance of new products, unanticipated changes in general market conditions or regulatory matters and weakening of economic conditions or consumer confidence in future economic conditions. Inventory levels in excess of customer demand may result in inventory write-downs or write-offs, which would cause our gross margin to be adversely affected and could impair the strength of our brand. Conversely, if we underestimate customer demand for our product, our internal manufacturing team may not be able to deliver products to meet our requirements, and this could result in damage to our reputation and customer relationships. In addition, if we experience a significant increase in demand, additional supplies of raw materials or additional manufacturing capacity may not be available when required on terms that are acceptable to us, or at all, or suppliers or may not be able to allocate sufficient capacity in order to meet our increased requirements, which will negatively affect our business, financial condition and results of operations.

We seek to maintain sufficient levels of inventory in order to protect ourselves from supply interruptions. As a result, we are subject to the risk that a portion of our inventory will become obsolete or expire, which could have a material adverse effect on our earnings and cash flows due to the resulting costs associated with the inventory obsolescence charges and costs required to replace such inventory.

We may enter into collaborations, in-licensing arrangements, joint ventures, strategic alliances or partnerships with third parties that may not result in the development of commercially viable products, product improvements or the generation of significant future revenues.

In the ordinary course of our business, we may enter into collaborations, in-licensing arrangements, joint ventures, strategic alliances, partnerships or other arrangements to develop new products or product improvements and to pursue new markets. Proposing, negotiating and implementing collaborations, in-licensing arrangements, joint ventures, strategic alliances or partnerships may be a lengthy and complex process. Other companies, including those with substantially greater financial, marketing, sales, technology or other business resources, may compete with us for these opportunities or arrangements. We may not identify, secure, or complete any such transactions or arrangements in a timely manner, on a cost-effective basis, on acceptable terms or at all. We have limited institutional knowledge and experience with respect to these business development activities, and we may also not realize the anticipated benefits of any such transaction or arrangement. In particular, these collaborations may not result in the development of products that achieve commercial success or viable product improvements or result in significant revenues and could be terminated prior to developing any products.

Additionally, we may not be in a position to exercise sole decision making authority regarding the transaction or arrangement, which could create the potential risk of creating impasses on decisions, and our future collaborators may have economic or business interests or goals that are, or that may become, inconsistent with our business interests or goals. It is possible that conflicts may arise with our collaborators, such as conflicts concerning the achievement of performance milestones, or the interpretation of significant terms under any agreement, such as those related to financial obligations or the ownership or control of intellectual property developed during the collaboration. If any conflicts arise with any future collaborators, they may act in their self-interest, which may be adverse to our best interest, and they may breach their obligations to us. In addition, we may have limited control over the amount and timing of resources that any future collaborators devote to our or their future products.

Disputes between us and our collaborators may result in litigation or arbitration which would increase our expenses and divert the attention of our management. Further, these transactions and arrangements will be contractual in nature and will generally be terminable under the terms of the applicable agreements and, in such event, we may not continue to have rights to the products relating to such transaction or arrangement or may need to purchase such rights at a premium. If we enter into in-bound intellectual property license agreements, we may not be able to fully protect the licensed intellectual property rights or maintain those licenses. Future licensors could retain the right to prosecute and defend the intellectual property rights licensed to us, in which case we would depend on the ability of our licensors to obtain, maintain and enforce intellectual property protection for the licensed intellectual property. These licensors may determine not to pursue litigation against other companies or may pursue such litigation less aggressively than we would. Further, entering into such license agreements could impose various diligence, commercialization, royalty or other obligations on us. Future licensors may allege that we have breached our license agreement with them, and accordingly seek to terminate our license, which could adversely affect our competitive business position and harm our business prospects.

We may seek to grow our business through acquisitions or investments in new or complementary businesses, products or technologies, through the licensing of products or technologies from third parties or other strategic alliances, and the failure to manage acquisitions, investments, licenses or other strategic alliances, or the failure to integrate them with our existing business, could have a material adverse effect on our operating results, dilute our stockholders’ ownership, increase our debt or cause us to incur significant expense.

Our success depends on our ability to continually enhance and broaden our product offerings in response to changing clinician and patients’ needs, competitive technologies and market pressures. Accordingly, from time to time we may consider opportunities to acquire, make investments in or license other technologies, products and businesses that may enhance our capabilities, complement our existing products and technologies or expand the breadth of our markets or customer base. For example, we recently acquired the assets of Additive Orthopaedics. Our ability to realize the potential benefits of this acquisition and to integrate the acquired assets may not be successful or may not occur within our anticipated timeline. Potential and completed acquisitions, strategic investments, licenses and other alliances involve numerous risks, including:

•	difficulty assimilating or integrating acquired or licensed technologies, products, employees or business operations;

•	issues maintaining uniform standards, procedures, controls and policies;

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unanticipated costs associated with acquisitions or strategic alliances, including the assumption of unknown or contingent liabilities and the incurrence of debt or future write-offs of intangible assets or goodwill;

•	diversion of management’s attention from our core business and disruption of ongoing operations;

•	adverse effects on existing business relationships with suppliers, sales representatives, health care facilities, foot and ankle specialists and other health care providers;

•	risks associated with entering new markets in which we have limited or no experience;

•	potential losses related to investments in other companies;

•	potential loss of key employees of acquired businesses; and

•	unanticipated or undisclosed liabilities of any target; and

•	increased legal and accounting costs relating to the acquisitions or compliance with regulatory matters.

We do not know if we will be able to identify acquisitions or strategic relationships we deem suitable, whether we will be able to successfully complete any such transactions on favorable terms, if at all, or whether we will be able to successfully integrate any acquired business, product or technology into our business or retain any key personnel, suppliers, sales representative, health care facilities, surgeons or other health care providers. Our ability to successfully grow through strategic transactions depends upon our ability to identify, negotiate, complete and integrate suitable target businesses, technologies or products and to obtain any necessary financing. These efforts could be expensive and time-consuming and may disrupt our ongoing business and prevent management from focusing on our operations.

If we pursue any foreign acquisitions, they typically involve unique risks in addition to those mentioned above, including those related to integration of operations across different cultures, languages and legal and regulatory environments, currency risks and the particular economic, political and regulatory risks associated with specific countries.

To finance any acquisitions, investments or strategic alliances, we may choose to issue shares of our common stock as consideration, which could dilute the ownership of our stockholders. If the price of our common stock is low or volatile, we may be unable to consummate any acquisitions, investments or strategic alliances using our common stock as consideration. Additional funds may not be available on terms that are favorable to us, or at all.

We may not be able to establish or strengthen our brand.

We believe that establishing and strengthening Paragon 28 and our various foot and ankle procedure brands, including Smart 28, is important to achieving widespread acceptance of our foot and ankle products and procedures, particularly because of the highly competitive nature of the market for similar products. We believe the quality and reliability of our products is critical to building physician support for our foot and ankle products and solutions in the United States and abroad, and any negative publicity regarding the quality or reliability of our products and procedures could significantly damage our reputation in the market. In the course of conducting our business, we must adequately address quality issues that may arise with our products, including defects in third-party components included in our products. Although we have established internal procedures designed to minimize risks that may arise from quality issues, we may not be able to eliminate or mitigate occurrences of these issues and associated liabilities. In addition, even in the absence of quality issues, we may be subject to claims and liability if the performance of our products do not meet the expectations of physicians or patients.

In addition, promoting and positioning our brand will depend largely on the success of our medical education efforts and our ability to educate foot and ankle specialists and patients. These brand promotion activities may not yield increased sales and, even if they do, any sales increases may not offset the expenses we incur to promote our brand. If we fail to successfully promote and maintain our brand, or if we incur substantial expenses in an unsuccessful attempt to promote and maintain our brand, our foot and ankle solutions may not be accepted by physicians or patients, which would adversely affect our business, results of operations and financial condition.

Our inability to maintain contractual relationships with health care professionals could have a negative impact on our research and development and medical education programs.

We maintain contractual relationships with respected physicians and medical personnel in hospitals, private practice and universities who assist in clinical studies, product research and development and in the training of foot and ankle specialists on the safe and effective use of our products. We continue to place emphasis on the validation of the benefits of our foot and ankle products and procedures through clinical studies, the development of proprietary products and product improvements to develop our product lines as well as providing high quality training on those products. If we are unable to maintain these relationships, our ability to develop and market new and improved products and train on the use of those products could decrease, and future operating results could be unfavorably affected. At the same time, the medical device industry’s relationship with physicians is under increasing scrutiny by the U.S. Department of Health and Human Services Office of Inspector General (OIG), the U.S. Department of Justice (DOJ), the state attorneys general and other foreign and domestic government agencies. Our failure to comply with requirements governing the industry’s relationships with physicians or an investigation into our compliance by the OIG, the DOJ, state attorneys general and other government agencies, could negatively affect our business, financial condition and results of operations. See “Risk Factors—Risks Related to Regulatory Matters— Our relationships with customers, foot and ankle specialists and third-party payors are subject to federal and state health care fraud and abuse laws, false claims laws, physician payment transparency laws and other health care laws and regulations. If we or our employees, independent contractors, consultants, commercial partners, or vendors violate these laws we could face substantial penalties.”

We may be unable to continue to successfully demonstrate to foot and ankle specialists or key opinion leaders the merits of our products and technologies compared to those of our competitors, which may make it difficult to establish our products and technologies as a standard of care and achieve market acceptance.

Foot and ankle specialists play the primary role in determining the course of treatment and, ultimately, the type of products that will be used to treat a patient. As a result, our success depends, in large part, on our ability to effectively market and demonstrate to foot and ankle specialists the merits of our products and methodologies compared to those of our competitors. Acceptance of our products and methodologies depends on educating foot and ankle specialists as to the distinctive characteristics, clinical benefits, safety and cost-effectiveness of our products, procedures and technologies as compared to those of our competitors, and on training foot and ankle specialists in the proper use of our products. If we are not successful in convincing foot and ankle specialists of the merits of our products and methodologies or educating them on the use of our products, they may not use our products or may not use them effectively and we may be unable to increase our sales, sustain our growth or achieve and sustain profitability.

Also since a number of our foot and ankle procedures and products are new, some foot and ankle specialists may be reluctant to change their surgical treatment practices for the following reasons, among others:

•	lack of experience with our products and procedures;

•	existing relationships with competitors and distributors that sell competitive products;

•	lack or perceived lack of evidence supporting additional patient benefits;

•	perceived liability risks generally associated with the use of new products and procedures;

•	less attractive availability of coverage and reimbursement by third-party payors compared to procedures using competitive products and other techniques;

•	costs associated with the purchase of new products and equipment; and

•	the time commitment that may be required for training.

These reasons may affect the pace of adoption of our foot and ankle products and procedures and future products and techniques that we may offer.

In addition, we believe recommendations and support of our products and technologies by surgeons, foot and ankle specialists and other key opinion leaders in our industry are essential for market acceptance and establishment of our products and procedures as a standard of care. If we do not receive support from such surgeons, foot and ankle specialists and other key opinion leaders, if long-term data does not show the benefits of using our products and procedures or if the benefits offered by our products and procedures are not sufficient to justify their cost, foot and ankle specialists, hospitals and other health care facilities may not use our products and we might be unable to establish our products and procedures as a standard of care and continue to achieve market acceptance.

If foot and ankle specialists fail to safely and appropriately use our products, or if we are unable to train podiatrists and orthopedic surgeons on the safe and appropriate use of our products, we may be unable to achieve our expected sales, growth or profitability.

An important part of our sales process includes our ability to screen for and identify podiatrists and orthopedic surgeons who have the requisite training and experience to safely and appropriately use our products and to train a sufficient number of these foot and ankle specialists and to provide them with adequate instruction in use of our products. There is a training process involved for foot and ankle specialists to become proficient in the safe and appropriate use of our products. This training process may take longer or be more expensive than expected. Convincing foot and ankle specialists to dedicate the time and energy necessary for adequate training is challenging, and we may not be successful in these efforts. Recent changes to federal guidance regarding medical education programs under the federal Anti-Kickback Statute also could limit our ability to train podiatrists and orthopedic surgeons, and such programs could be subject to challenge under the federal Anti-Kickback Statute. See “Risk Factors—Risks Related to Regulatory Matters—Our relationships with customers, foot and ankle specialists and third-party payors are subject to federal and state health care fraud and abuse laws, false claims laws, physician payment transparency laws and other health care laws and regulations. If we or our employees, independent contractors, consultants, commercial partners, or vendors violate these laws we could face substantial penalties.”

Furthermore, if clinicians are not properly trained, they may misuse or ineffectively use our products. Any improper use of our products may result in unsatisfactory outcomes, patient injury, negative publicity or lawsuits against us, any of which could harm our reputation and affect future product sales. Accordingly, if foot and ankle specialists fail to safely and appropriately use our products or if we are unable to train foot and ankle specialists on the safe and appropriate use of our products, we may be unable to achieve our expected sales, growth or profitability.

The loss of any member on our executive management team or our inability to attract and retain highly skilled members of our sales management and marketing teams and engineers could have a material adverse effect on our business, financial condition and results of operations.

Our success depends on the skills, experience and performance of the members of our executive management team including Albert DaCosta, our co-founder, chairman, president and chief executive officer, in particular. The individual and collective efforts of these executives will be important as we continue to commercialize our existing products, develop new products and technologies and expand our commercial activities. The loss or incapacity of existing members of our executive management team could have a material adverse effect on our business, financial condition and results of operations if we experience difficulties in hiring qualified successors. We do not maintain “key person” insurance for any of our executives or key employees.

Our commercial, quality and research and development programs and operations depend on our ability to attract and retain highly skilled team members. We may be unable to attract or retain qualified team members. All of our U.S. employees are at-will, which means that either we or the employee may terminate his or her employment at any time. The loss of key employees, failure of any key employee to perform, our inability to attract and retain skilled employees, as needed, or our inability to effectively plan for and implement a succession plan for key employees could have a material adverse effect on our business, financial condition and results of operations.

Risks Related to Our Intellectual Property

If we or our licensors are unable to obtain and maintain significant patent or other intellectual property protection for our products, or if the scope of our patents and other intellectual property rights do not adequately protect our products, our competitors could develop and commercialize products similar or identical to ours and we may be unable to gain significant market share and be unable to operate our business profitably.

Our success depends in large part on our and our licensors’ ability to obtain, maintain and solidify a proprietary position for our products, which will depend on our and our licensors’ success in obtaining effective intellectual property protection, including through patents, trade secrets, copyrights, know-how, trademarks, license agreements and contractual provisions to establish our intellectual property rights and protect our products. These legal means, however, afford only limited protection and may not completely protect our rights. Any failure to obtain or maintain patent and other intellectual property protection with respect to our products could harm our business, financial condition and results of operations.

As of July 30, 2021, our patent portfolio included 206 owned, registered patents and 3 in-licensed patents. Thirty-three of these patents are U.S. utility patents. As of June 30, 2021, we had 112 pending patent applications globally, including 67 in the United States. Outside of the United States we have patent applications pending in Europe, Australia, Canada, South Africa as well as through our PCT applications (which have been counted as pending U.S. patent applications). We cannot assure you that our intellectual property position will not be challenged or that all patents for which we have applied will be granted. The validity and breadth of claims in patents involve complex legal and factual questions and, therefore, may be highly uncertain. Uncertainties and risks that we face include the following:

•	our pending or future patent applications may not result in the issuance of patents;

•	the scope of any existing or future patent protection may not exclude competitors or provide competitive advantages to us;

•	our patents may not be held valid or enforceable if subsequently challenged;

•

other parties may claim that our products and designs infringe the proprietary rights of others—even if we are successful in defending our patents and proprietary rights, the cost of such litigation may adversely affect our business; and

•	other parties may develop similar products, duplicate our products, or design around our patents.

The patent prosecution process is expensive and time-consuming, and we and our licensors may not be able to file, prosecute, maintain, enforce or license all necessary or desirable patents or patent applications at a reasonable cost or in a timely manner, or in all jurisdictions. Although we enter into non-disclosure and confidentiality agreements with parties who have access to confidential or patentable aspects of our research and development output, any of these parties may breach such agreements and disclose such output before a patent application is filed, thereby jeopardizing our ability to seek and obtain patent protection. We may choose not to seek patent protection for certain innovations and may choose not to pursue patent protection in certain jurisdictions, and under the laws of certain jurisdictions, patents or other intellectual property rights may be unavailable or limited in scope. It is also possible that we will fail to identify patentable aspects of our developments before it is too late to obtain patent protection. In addition, our ability to obtain and maintain valid and enforceable patents depends in part on whether the differences between our inventions and the prior art allow our inventions to be patented over the prior art. Furthermore, the publication of discoveries in scientific literature often lags behind the actual discoveries, and patent applications in the United States and other jurisdictions are typically not published until eighteen (18) months after filing, or in some cases not at all. Therefore, we cannot be certain that we were the first to file for patent protection of such inventions. In addition, the laws of foreign jurisdictions may not protect our rights to the same extent as the laws of the United States. For example, certain countries outside of the United States do not allow patents for methods of treating the human body. This may preclude us from obtaining method patents outside of the United States having similar scope to those we have obtained or may obtain in the future in the United States. This includes certain key method patents covering our procedures and products. Changes in either the patent laws or interpretation of the patent laws in the United States and other countries may diminish our ability to protect our inventions, obtain, maintain and enforce our patent rights and, more generally, could affect the value of our patents. Additionally, we cannot predict whether the patent applications we are currently pursuing will issue as patents in any particular jurisdiction or whether the claims of any issued patents will provide sufficient protection from competitors or third parties.

The issuance of a patent is not conclusive as to its inventorship, scope, validity or enforceability, and our patents may be challenged in the courts or patent offices in the United States and abroad, and as a result, may not provide us with adequate proprietary protection or competitive advantage against competitors with similar products. Moreover, we may be subject to a third-party pre-issuance submission of prior art to the U.S. Patent and Trademark Office (USPTO) or patent offices in foreign jurisdictions, or become involved in opposition, derivation, reexamination, inter partes review, post-grant review or interference proceedings challenging our patent rights or the patent rights of others. Such challenges may result in loss of exclusivity or freedom to operate or in patent claims being narrowed, invalidated or held unenforceable, in whole or in part, which could limit our ability to stop others from using or commercializing similar or identical products and techniques without payment to us, or limit the duration of the patent protection of our technology.

We cannot ensure that we do not infringe any patents or other proprietary rights held by third parties. If our products were found to infringe any proprietary right of another party, we could be required to pay significant damages or license fees to such party and/or cease production, marketing and distribution of those products. Litigation may also be necessary to defend infringement claims of third parties or to enforce patent rights we hold or to protect trade secrets or techniques we own. In addition, because patent applications can take many years to issue and because publication schedules for pending applications vary by jurisdiction, there may be applications now pending of which we are unaware and which may result in issued patents which our current or future products infringe. Also, because the claims of published patent applications can change between publication and patent grant, there may be published patent applications that may ultimately issue with claims that we infringe.

We also rely on trade secrets and other unpatented proprietary technology. There can be no assurances that we can meaningfully protect our rights in our trade secrets and other unpatented proprietary technology or that others will not independently develop substantially equivalent proprietary products or processes or otherwise gain access to our proprietary technology. We seek to protect our trade secrets and proprietary know-how and technology, in part, with confidentiality and invention assignment agreements with employees and consultants that include confidentiality obligations and valid, present-tense intellectual property assignment obligations. There can be no assurances, however, that the agreements will not be breached, adequate remedies for any breach would be available or competitors will not discover our trade secrets or independently develop comparable intellectual property. Further, litigation may be necessary to obtain ownership or to defend against claims challenging ownership. Even if we or our licensors are successful in defending against such claims, litigation could result in substantial costs and be a distraction to our management and other employees, and such claims could harm our business, financial condition and results of operations.

Moreover, in some circumstances, we may not have the right to control the preparation, filing and prosecution of patent applications, or to maintain the patents, covering technology that we license from third parties, and are therefore reliant on our licensors and may be reliant on future licensors or licensees, to protect certain intellectual property used in our business. If our licensors or future licensors or licensees fail to adequately protect this intellectual property, our ability to commercialize products could suffer. For example, we rely on a current licensor to maintain the patents and otherwise protect the intellectual property we license pursuant to a license agreement with such third party. Such licensor may not successfully prosecute, maintain and protect such patents and intellectual property or may determine not to pursue litigation against third-parties that are infringing these rights, or may pursue litigation less aggressively than we would.

Some of our patents and patent applications may in the future be jointly owned with third parties. If we are unable to obtain an exclusive license to any such third party joint owners’ interest in such patents or patent applications, such co-owners may be able to license their rights to other third parties, including our competitors, and our competitors could market competing products and technology. In addition, we may need the cooperation of any such joint owners of our patents in order to enforce such patents against third parties, and such cooperation may not be provided to us. Any of the foregoing could harm our business, financial condition and results of operations.

Obtaining and maintaining intellectual property protection depends on compliance with various procedural, document submission, fee payment and other requirements imposed by governmental agencies, and our intellectual property protection could be reduced or eliminated for non-compliance with these requirements.

The USPTO, the United States Copyright Office (USCO) and various foreign governmental agencies require compliance with a number of procedural, documentary, fee payment and other similar provisions during the intellectual property application process. In addition, periodic maintenance fees, renewal fees, annuity fees and various other government fees on intellectual property registrations often must be paid to the USPTO, USCO and foreign agencies over the lifetime of the intellectual property registration and/or application and any intellectual property rights we may obtain in the future. While an unintentional lapse of an intellectual property registration or application can in many cases be cured by payment of a late fee or by other means in accordance with the applicable rules, there are situations in which noncompliance can result in abandonment or lapse of the registration or application, resulting in partial or complete loss of intellectual property rights in the relevant jurisdiction. Non-compliance events that could result in abandonment or lapse of a registration or application include, but are not limited to, failure to respond to official actions within prescribed time limits, non-payment of fees and failure to properly legalize and submit formal documents. If we fail to maintain the intellectual property registrations and applications covering our products, we may not be able to stop a competitor from developing and marketing products that are the same as or similar to our products, which would have a material adverse effect on our business.

We are dependent on patents and other intellectual property licensed from others and may become dependent on other patents or other intellectual property licensed from others in the future. If we lose our licenses for intellectual property that is important to our business, we may not be able to continue developing or selling our products.

We have obtained licenses that give us rights to third party intellectual property, including patents and know-how, that is necessary or useful to our business. The license agreements covering our products impose various obligations on us, including the obligation to pay certain royalties on sales of certain of our products. One or more of our licensors may allege that we have breached our license agreement with them, and accordingly seek to terminate our license. As a result, we may not be able to market products that were covered by the license, which would result in the loss of significant rights, restrict our ability to commercialize certain of our products and could adversely affect our competitive business position and harm our business prospects. In addition, any claims brought against us by our licensors could be costly and time-consuming and would divert the attention of our management and key personnel from our business operations.

We are presently party to lawsuits involving patents and other intellectual property and the possibility exists that we may in the future be party to other lawsuits or administrative proceedings involving patents or other intellectual property. If we were to lose any intellectual property lawsuits, a court could require us to pay significant damages and/or prevent us from selling our products.

The medical device industry is highly competitive and litigious with respect to patents, trademarks, trade secrets, and other intellectual property rights. Companies in the medical device industry have used intellectual property litigation to gain a competitive advantage. Our commercial success depends in part upon our ability and that of our contract manufacturers and suppliers to manufacture, market, and sell our products, and to use our proprietary technologies without infringing, misappropriating or otherwise violating the proprietary rights or intellectual property of third parties. We may in the future become party to, or be threatened with, adversarial proceedings or litigation regarding intellectual property rights with respect to our products and any future products and technology, whether or not we are actually infringing, misappropriating or otherwise violating the rights of third parties.

We are presently a party to a lawsuit involving Wright Medical, which we describe in greater detail below. In addition, we may in the future be party to other lawsuits or other administrative proceedings involving our patents or other intellectual property, regardless of merit. A legal proceeding, regardless of the outcome, could drain our financial resources and divert the time and effort of our management. Protracted litigation to defend or prosecute our intellectual property rights could result in our customers or potential customers deferring or limiting their purchase or use of the affected products until resolution of the litigation.

If we are found to infringe a third party’s intellectual property rights, we could be required to obtain a license from such third party to continue selling, developing and marketing our products and techniques. However, we may not be able to obtain any required license on commercially reasonable terms or at all. The acquisition or licensing of third-party intellectual property rights is a competitive area, and our competitors may pursue strategies to acquire or license third party intellectual property rights that we may consider attractive or necessary. If we are unable to successfully obtain rights to required third party intellectual property rights or maintain the existing intellectual property rights we have, we may have to abandon development of the relevant products or redesign those products that contain the allegedly infringing intellectual property, which could harm our business, financial condition and results of operations. Even if we were able to obtain a license, it could be non-exclusive, thereby giving our competitors access to the same technologies licensed to us. We could be forced, including by court order, to cease commercializing the infringing technology or product. In addition, we could be found liable for monetary damages, including treble damages and attorneys’ fees if we are found to have willfully infringed a patent. A finding of infringement could force us to cease some of our business operations, which could materially harm our business. Claims that we have misappropriated the confidential information or trade secrets of third parties could have a similar negative impact on our business. Intellectual property litigation may lead to unfavorable publicity that harms our reputation and causes the market price of our common shares to decline.

Because competition in our industry is intense, competitors may infringe or otherwise violate our issued patents, patents of our licensors or other intellectual property. To counter infringement or unauthorized use, we may be required to file infringement claims, which can be expensive and time consuming, and could distract our technical and management personnel from their normal responsibilities. Any claims we assert against perceived infringers could provoke these parties to assert counterclaims or file administrative actions against us alleging that we infringe their patents. In addition, in a patent infringement proceeding, a court may decide that a patent of ours is invalid or unenforceable, in whole or in part, construe the patent’s claims narrowly or refuse to stop the other party from using the technology at issue on the grounds that our patents do not cover the technology in question. An adverse result in any litigation proceeding or administrative action could put one or more of our patents at risk of being invalidated or interpreted narrowly. Our competitors may assert invalidity on various grounds, including lack of novelty, obviousness or that we were not the first applicant to file a patent application related to our product. We may elect to enter into license agreements in order to settle patent infringement claims or to resolve disputes before litigation, and any such license agreements may require us to pay royalties and other fees that could be significant. Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of our confidential information could be compromised by disclosure.

Our competitors, many of which have made substantial investments in patent portfolios, trade secrets, trademarks and competing technologies, may have applied for or obtained, or may in the future apply for or obtain, patents or trademarks that may prevent, limit or otherwise interfere with our ability to make, use, sell and/or export our products or to use our technologies or product names. Moreover, individuals and groups that are non-practicing entities, commonly referred to as “patent trolls,” purchase patents and other intellectual property assets for the purpose of making claims of infringement in order to extract settlements. From time to time, we may receive threatening letters, notices or “invitations to license,” or may be the subject of claims that our products and business operations infringe or violate the intellectual property rights of others. The defense of these matters can be time consuming, costly to defend in litigation, divert management’s attention and resources, damage our reputation and brand and cause us to incur significant expenses or make substantial payments. Further, the outcome of litigation is uncertain and such litigation could result in us being forced to stop making, selling or using products or technologies that allegedly infringe the asserted intellectual property; pay substantial damages or royalties to the party whose intellectual property rights we may be found to be infringing; redesign those products that contain the allegedly infringing intellectual property, which could be costly, disruptive, or infeasible; and or attempt to obtain a license to the relevant intellectual property from third parties, which may not be available on reasonable terms, or at all, or, from third parties. In addition, third parties may assert infringement claims against our customers. These claims may require us to initiate or defend protracted and costly litigation on behalf of our customers or indemnify our customers for any costs associated with their own initiation or defense of infringement claims, regardless of the merits of these claims. If any of these claims succeed or settle, we may be forced to pay damages or settlement payments on behalf of our customers or may be required to obtain licenses for the products they use. If we cannot obtain all necessary licenses on commercially reasonable terms, our customers may be forced to stop using our products.

We are currently involved in litigation with Wright Medical in which Wright Medical has asserted against us claims of patent infringement, trade secret misappropriation, and other related claims, and an adverse result could harm our business and results of operations.

In March of 2018, Wright Medical filed a complaint, which was subsequently amended, against us in the United States District Court for the District of Colorado, Case No. 18-cv-00691-STV. Wright Medical presently asserts that we (i) have infringed and continue to infringe upon nine Wright Medical patents, (ii) have misappropriated and continue to misappropriate Wright Medical trade secrets and confidential material, (iii) have and are unfairly competing with Wright Medical and (iv) have intentionally interfered with Wright Medical contracts. The Wright Complaint, as amended, requests customary remedies, including (a) a judgment that we have infringed the Wright Medical patents and misappropriated, used and disclosed Wright Medical’s trade secrets, (b) a permanent injunction preventing us from further engaging in the alleged misconduct, including infringing the Wright Medical patents, from manufacturing, selling or distributing products that allegedly infringe such Wright Medical patents and from misappropriating Wright Medical’s trade secrets and confidential information, (c) damages, including punitive and statutory enhanced damages, (d) attorneys’ fees, (e) interest on any foregoing sums, and (f) any relief as the court deems just and equitable, which could include future royalty payments to Wright Medical.

This litigation with Wright Medical has resulted in and may continue to result in significant expense. Wright Medical has considerable resources available to it; we, on the other hand, are an early-stage commercial company with comparatively few resources available to us to engage in costly and protracted litigation. Intellectual property infringement claims asserted against us could be costly to defend and could limit our ability to use some technologies in the future. They will be time consuming, will divert our chief executive officer’s, management’s and scientific personnel’s attention, may generate negative publicity with our customers, stakeholders and investors, and may result in liability for substantial damages. For example, we have incurred and anticipate that we will continue to incur significant expense and substantial time in defending against our current intellectual property infringement dispute with Wright Medical. The litigation, including court filings, public statements and press releases associated therewith, could, regardless of merit, disrupt our business and create uncertainty about our future prospects, which could create volatility in the trading price of our common stock or damage to our reputation in the marketplace.

An adverse judgment or settlement in the Wright Medical proceeding, if any, could materially and adversely affect our business, financial position, results of operations or cash flows and could also result in reputation harm. Specifically, an adverse ruling could, among other things, require us to pay substantial monetary damages, attorneys’ fees, costs and expenses, or result in injunctive relief, or generate negative publicity, any of which could prevent us from commercializing and selling our products in the United States and could materially adversely affect our business, financial condition, results of operations and prospects. For more information on our current legal and regulatory proceedings, see the section captioned “Business—Legal Proceedings.” Similarly, in the event both parties agree to settle the litigation with Wright Medical outside of court, such a settlement may adversely affect our ability to sell our products or require us to pay royalties or make other payments. Even if we are successful in defending against these claims, the litigation with Wright Medical could result in delays in future product developments and other collateral consequences. We may also in the future be involved with other litigation. Claims asserted against us could be costly to defend and could limit our ability to use some technologies in the future. We expect that the number of such claims may increase as our scale and the level of competition in our industry segments grows.

If we fail to execute invention assignment agreements with our employees and contractors involved in the development of intellectual property or are unable to protect the confidentiality of our trade secrets, the value of our products and our business and competitive position could be harmed.

In addition to patent protection, we also rely on the protection of trademarks, copyrights, trade secrets, know-how and confidential and proprietary information. We generally enter into confidentiality and invention assignment agreements with our employees, consultants and third parties upon their commencement of a relationship with us. However, we may not enter into such agreements with all employees, consultants and third parties who have been involved in the development of our intellectual property. In addition, these agreements may not provide meaningful protection against the unauthorized use or disclosure of our trade secrets or other confidential information, and adequate remedies may not exist if unauthorized use or disclosure were to occur. The exposure of our trade secrets and other proprietary information would impair our competitive advantages and could have a material adverse effect on our business, financial condition and results of operations. In particular, a failure to protect our proprietary rights may allow competitors to copy our products and procedures, which could adversely affect our pricing and market share. Further, other parties may independently develop substantially equivalent know-how and technology.

In addition to contractual measures, we try to protect the confidential nature of our proprietary information using commonly accepted physical and technological security measures. Such measures may not, for example, in the case of misappropriation of a trade secret by an employee or third party with authorized access, provide adequate protection for our proprietary information. Our security measures may not prevent an employee or consultant from misappropriating our trade secrets and providing them to a competitor, and recourse we take against such misconduct may not provide an adequate remedy to protect our interests fully. Unauthorized parties may also attempt to copy or reverse engineer certain aspects of our products that we consider proprietary. Enforcing a claim that a party illegally disclosed or misappropriated a trade secret can be difficult, expensive and time-consuming, and the outcome is unpredictable. Even though we use commonly accepted security measures, trade secret violations are often a matter of state law, and the criteria for protection of trade secrets can vary among different jurisdictions. In addition, trade secrets may be independently developed by others in a manner that could prevent legal recourse by us. While we have agreements with our employees, consultants and third parties that obligate them to assign their inventions to us, these agreements may not be self-executing, not all employees or consultants may enter into such agreements, or employees or consultants may breach or violate the terms of these agreements, and we may not have adequate remedies for any such breach or violation. If any of our intellectual property or confidential or proprietary information, such as our trade secrets, were to be disclosed or misappropriated, or if any such information was independently developed by a competitor, it could have a material adverse effect on our competitive position, business, financial condition, results of operations and prospects.

If our trademarks and trade names are not adequately protected, we may not be able to build name recognition in our markets of interest and our competitive position may be harmed.

We rely on our trademarks, trade names and brand names to distinguish our products from the products of our competitors and have registered or applied to register many of these trademarks. We cannot guarantee that our trademark applications will be approved. Third parties may also oppose our trademark applications or otherwise challenge our use of the trademarks. Our registered and unregistered trademarks, trade names, and brand names may be challenged, infringed, circumvented, declared generic or determined to be violating or infringing on other marks. We may not be able to protect our rights to these trademarks, trade names, and brand names which we rely upon to build name recognition among potential partners and customers in our markets of interest. In the event that our trademarks are successfully challenged, we could be forced to rebrand our products, which could result in loss of brand recognition, and could require us to devote resources to advertising and marketing new brands. Further, there can be no assurance that competitors will not infringe our trademarks or that we will have adequate resources to enforce our trademarks.

Patent terms may not be sufficient to effectively protect our products and business for an adequate period of time.

Patents have a limited lifespan. In the United States, the natural expiration of a utility patent is generally 20 years after its first effective non-provisional filing date and the natural expiration of a design patent is generally 14 years after its issue date, unless the filing date occurred on or after May 13, 2015, in which case the natural expiration of a design patent is generally 15 years after its issue date. However, the actual protection afforded by a patent varies from country to country, and depends on many factors, including the type of patent, the scope of its coverage, the availability of regulatory-related extensions, the availability of legal remedies in a particular country and the validity and enforceability of the patent. Although various extensions may be available, the term of a patent, and the protection it affords, is limited. Even if patents covering our proprietary technologies and their uses are obtained, once the patent has expired, we may be open to competition, which may harm our business prospects. In addition, although upon issuance in the United States a patent’s term can be extended based on certain delays caused by the USPTO, this extension can be reduced or eliminated based on certain delays caused by the patent applicant during patent prosecution. Given the amount of time required for the development, testing and regulatory review of new products, patents protecting such products might expire before or shortly after such products are commercialized. If we do not have sufficient patent terms to protect our products, proprietary technologies and their uses, our business would be seriously harmed. As our patents expire, the scope of our patent protection will be reduced, which may reduce or eliminate any competitive advantage afforded by our patent portfolio. As a result, our reduced patent portfolio may not provide us with sufficient rights to exclude others from commercializing products similar or identical to ours.

Changes in U.S. or foreign patent laws or their interpretation may limit our ability to obtain, maintain, defend and/or enforce our patents.

Patent reform legislation could increase the uncertainties and costs surrounding the prosecution of our patent applications and the enforcement or defense of our issued patents. The Leahy-Smith America Invents Act (Leahy-Smith Act) includes a number of significant changes to U.S. patent law. These include provisions that affect the way patent applications are prosecuted and also affect patent litigation. The USPTO has developed regulations and procedures to govern administration of the Leahy-Smith Act, and many of the substantive changes to patent law associated with the Leahy-Smith Act, and in particular, the first to file provisions, which became effective on March 16, 2013. The first to file provisions limit the rights of an inventor to patent an invention if not the first to file an application for patenting that invention, even if such invention was the first invention. Accordingly, it is not clear what, if any, impact the Leahy-Smith Act will have on the operation of our business.

However, the Leahy-Smith Act and its implementation could increase the uncertainties and costs surrounding the enforcement and defense of our issued patents. For example, the Leahy-Smith Act provides that an administrative tribunal known as the Patent Trial and Appeals Board (PTAB), provides a venue for challenging the validity of patents at a cost that is much lower than district court litigation and on timelines that are much faster. Although it is not clear what, if any, long-term impact the PTAB proceedings will have on the operation of our business, the initial results of patent challenge proceedings before the PTAB since its inception in 2013 have resulted in the invalidation of many U.S. patent claims. The availability of the PTAB as a lower-cost, faster and potentially more potent tribunal for challenging patents could increase the likelihood that our own patents will be challenged, thereby increasing the uncertainties and costs of maintaining and enforcing them.

The America Invents Act also includes a number of significant changes that affect the way U.S. patent applications will be prosecuted and also may affect patent litigation. These include allowing third-party submission of prior art to the USPTO during patent prosecution and additional procedures to attack the validity of a patent by the USPTO administered post-grant proceedings, including post-grant review, interpartes review and derivation proceedings.

Because of a lower evidentiary standard in USPTO proceedings compared to the evidentiary standard in U.S. federal courts necessary to invalidate a patent claim, a third party could potentially provide evidence in a USPTO proceeding sufficient for the USPTO to hold a claim invalid even though the same evidence would be insufficient to invalidate the claim if first presented in a district court action. Therefore, the America Invents Act and its implementation could increase the uncertainties and costs surrounding the prosecution of our patent applications and the enforcement or defense of our issued patents. In addition, future actions by the U.S. Congress, the federal courts and the USPTO could cause the laws and regulations governing patents to change in unpredictable ways. Any of the foregoing could harm our business, financial condition and results of operations.

We have limited foreign intellectual property rights and may be unable to enforce our intellectual property rights throughout the world.

We have limited intellectual property rights outside the United States. Filing, prosecuting and defending patents or trademarks on our products and any future products in all countries throughout the world would be prohibitively expensive, and the laws of foreign countries may not protect our rights to the same extent as the laws of the United States. Consequently, we may not be able to prevent third parties from practicing our inventions or utilizing our trademarks in all countries outside the United States, or from selling or importing products made using our inventions in and into the United States or other jurisdictions. Competitors may use our technologies in jurisdictions where we have not obtained patent protection to develop their own products and, further, may export otherwise infringing products to territories where we have patent protection but enforcement is not as strong as that in the United States. These products may compete with our products and any future products, and our patents or other intellectual property rights may not be effective or sufficient to prevent them from competing in these jurisdictions.

The laws of some foreign countries do not protect intellectual property rights to the same extent as the laws of the United States. Many companies have encountered significant problems in protecting and defending intellectual property rights in certain foreign jurisdictions. This could make it difficult for us to stop infringement of our foreign patents, if obtained, or the misappropriation of our other intellectual property rights. For example, some foreign countries have compulsory licensing laws under which a patent owner must grant licenses to third parties. In addition, some countries limit the enforceability of patents against third parties, including government agencies or government contractors. In these countries, patents may provide limited or no benefit. Patent protection must ultimately be sought on a country-by-country basis, which is an expensive and time-consuming process with uncertain outcomes. Accordingly, we may choose not to seek patent protection in certain countries, and we will not have the benefit of patent protection in such countries.

Proceedings to enforce our patent rights in foreign jurisdictions could result in substantial costs and divert our efforts and attention from other aspects of our business. Accordingly, our efforts to protect our intellectual property rights in such countries may be inadequate. In addition, changes in the law and legal decisions by courts in the United States and foreign countries may affect our ability to obtain adequate protection for our technology and the enforcement of our intellectual property.

We are and in the future may be subject to claims that we or our employees have misappropriated the intellectual property of a third party, including trade secrets or know-how, or are in breach of non-competition or non-solicitation agreements with our competitors and third parties may claim an ownership interest in intellectual property we regard as our own.

Many of our employees and consultants were previously employed at or engaged by other medical device companies, including our competitors or potential competitors. Some of these employees, consultants and contractors may have executed proprietary rights, non-disclosure and non-competition agreements in connection with such previous employment. Although we try to ensure that our employees and consultants do not use the intellectual property, proprietary information, know-how or trade secrets of others in their work for us, we may be subject to claims that we or these individuals have, inadvertently or otherwise, misappropriated the intellectual property or disclosed the alleged trade secrets or other proprietary information, of these former employers, competitors or other third parties. Additionally, we may be subject to claims from third parties challenging our ownership interest in or inventorship of intellectual property we regard as our own, for example, based on claims that our agreements with employees or consultants obligating them to assign intellectual property to us are ineffective or in conflict with prior or competing contractual obligations to assign inventions to another employer, to a former employer, or to another person or entity. Litigation may be necessary to defend against claims, and it may be necessary or we may desire to enter into a license to settle any such claim; however, there can be no assurance that we would be able to obtain a license on commercially reasonable terms, if at all. If our defense to those claims fails, in addition to paying monetary damages or a settlement payment, a court could prohibit us from using technologies, features or other intellectual property that are essential to our products, if such technologies or features are found to incorporate or be derived from the trade secrets or other proprietary information of the former employers. An inability to incorporate technologies, features or other intellectual property that are important or essential to our products could have a material adverse effect on our business and competitive position and may prevent us from selling our products. In addition, we may lose valuable intellectual property rights or personnel. Even if we are successful in defending against these claims, litigation could result in substantial costs and could be a distraction to management. Any litigation or the threat thereof may adversely affect our ability to hire employees or contract with independent sales representatives. A loss of key personnel or their work product could hamper or prevent our ability to commercialize our products, which could materially and adversely affect our business, financial condition, operating results, cash flows and prospects.

If our third-party manufacturing partners do not respect our intellectual property and trade secrets and produce competitive products using our designs or intellectual property, our business, financial condition and results of operations would be harmed.

Although our agreements with third-party manufacturing partners generally seek to prevent them from misusing our intellectual property and trade secrets, or using our designs to manufacture products for our competitors, we may be unsuccessful in monitoring and enforcing our intellectual property rights against these manufacturing partners and may find counterfeit goods in the market being sold as our products or future products similar to ours produced for our competitors using our intellectual property. Although we take steps to stop counterfeits, we may not be successful and network operators who purchase these counterfeit goods may experience product defects or failures, harming our reputation and brand and causing us to lose future sales. Any of the foregoing could harm our business, financial condition and results of operations.

Risks Related to Regulatory Matters

We are subject to substantial government regulation that could have a material adverse effect on our business.

Our products and our business are subject to extensive regulation and review by numerous governmental authorities both in the United States and abroad. U.S. and foreign regulations govern the design, development, testing, clinical trials, premarket clearance, approval, certifications, safety, registration, manufacturing, packaging, storage, reporting, sales, distribution, marketing, labeling, promotion, relationships with health care professionals, recordkeeping procedures, post-marketing surveillance, post-market studies, and product import and export of our products. The regulatory process requires significant time, effort and expenditures to bring our products to market, and we cannot be assured that any of our products will be authorized for marketing. The regulations to which we are subject are complex and have tended to become more stringent over time. Regulatory changes could result in restrictions on our ability to carry on or expand our operations, higher than anticipated costs or lower than anticipated sales. The FDA and other regulatory authorities enforce these regulatory requirements through, among other means, periodic unannounced inspections. We do not know whether we will be found compliant in connection with any future regulatory inspections. Moreover, the FDA and other authorities have broad enforcement powers.

Our failure to comply with applicable regulatory requirements could result in:

•	adverse publicity, warning letters, untitled letters, or “it has come to our attention” letters from the FDA, or similar letters from foreign regulatory authorities alleging noncompliance;

•	fines, penalties, injunctions, or consent decrees;

•	operating restrictions, partial suspension or total shutdown of production;

•	denial of requests for regulatory clearance, approval or certification of new products, new intended uses or modifications to existing products;

•	repair, replacement, refunds, recalls, or seizures of our products; or

•	withdrawal or suspension of regulatory clearance, approval or certification that have already been granted and/or obtained.

Any of these events could result in a higher than anticipated costs or lower than anticipated sales and have a material adverse effect on our reputation, business, financial condition and results of operations.

Our relationships with customers, physicians and third-party payors are subject to federal and state health care fraud and abuse laws, false claims laws, physician payment transparency laws and other health care laws and regulations. If we or our employees, independent contractors, consultants, commercial partners, or vendors violate these laws, we could face substantial penalties.

Our relationships with customers, physicians and third-party payors are subject to federal and state health care fraud and abuse laws, false claims laws, transparency laws with respect to payments and other transfers of value made to physicians and other licensed health care professionals, and other health care laws and regulations. In particular, the promotion, sales and marketing of health care items and services is subject to extensive laws and regulations designed to prevent fraud, kickbacks, self-dealing and other abusive practices. These laws and regulations may restrict or prohibit a wide range of pricing, discounting, marketing and promotion, sales commission, customer incentive and other business arrangements. The U.S. health care laws and regulations that may affect our ability to operate include, but are not limited to:

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the federal Anti-Kickback Statute, which prohibits, among other things, any person or entity from knowingly and willfully, offering, paying, soliciting or receiving any remuneration, directly or indirectly, overtly or covertly, in cash or in kind, to induce, or in return for, the purchasing, leasing, ordering or arranging for the purchase, lease, or order of any item or service reimbursable under Medicare, Medicaid or other federal health care programs. The term “remuneration” has been broadly interpreted to include anything of value. Although there are a number of statutory exceptions and regulatory safe harbors protecting some common activities from prosecution, the exceptions and safe harbors are drawn narrowly. Practices that may be alleged to be intended to induce the purchases or recommendations, include any payments of more than fair market value, may be subject to scrutiny if they do not qualify for an exception or safe harbor. In addition, a person or entity does not need to have actual knowledge of this statute or specific intent to violate it in order to have committed a violation;

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federal civil and criminal false claims laws, including the federal civil False Claims Act, and civil monetary penalty laws, which prohibit, among other things, individuals or entities from knowingly presenting, or causing to be presented, claims for payment or approval from Medicare, Medicaid or other federal government programs that are false or fraudulent or knowingly making a false statement to improperly avoid, decrease or conceal an obligation to pay money to the federal government, including federal health care programs. In addition, the government may assert that a claim including items or services resulting from a violation of the federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the federal civil False Claims Act;

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the federal Health Insurance Portability and Accountability Act of 1996 (HIPAA) which created new federal civil and criminal statutes that prohibit knowingly and willfully executing, or attempting to execute, a scheme to defraud any health care benefit program or obtain, by means of false or fraudulent pretenses, representations, or promises, any of the money or property owned by, or under the custody or control of, any health care benefit program, including private third-party payors and knowingly and willfully falsifying, concealing or covering up by any trick, scheme or device, a material fact or making any materially false, fictitious or fraudulent statements in connection with the delivery of, or payment for, health care benefits, items or services. Similar to the federal Anti-Kickback Statute, a person or entity does not need to have actual knowledge of the statute or specific intent to violate it in order to have committed a violation;

•	federal consumer protection and unfair competition laws, which broadly regulate marketplace activities and activities that potentially harm consumers;

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the federal Physician Payments Sunshine Act, which requires certain manufacturers of drugs, devices, biologics and medical supplies for which payment is available under Medicare, Medicaid or the Children’s Health Insurance Program (with certain exceptions) to report annually to the government information related to payments or other transfers of value made to physicians (defined to include doctors, dentists, optometrists, podiatrists and chiropractors) and teaching hospitals, as well as ownership and investment interests held by physicians and their immediate family members. Beginning in 2022, such obligations will include payments and other transfers of value provided in the previous year to certain other health care professionals, including physician assistants, nurse practitioners, clinical nurse specialists, certified nurse anesthetists, anesthesiologist assistants and certified nurse midwives; and

•	state and foreign equivalents of each of the health care laws described above, among others, some of which may be broader in scope including, without limitation, state anti-kickback and false claims laws that may apply to sales or marketing arrangements and claims involving health care items or services reimbursed by non-governmental third party payors, including private insurers, or that apply regardless of payor; state laws that require device companies to comply with the industry’s voluntary compliance guidelines and the relevant compliance guidance promulgated by the federal government; state laws that require device manufacturers to report information related to payments and other transfers of value to physicians and other health care providers, marketing expenditures; and state and local laws requiring the registration of device sales and medical representatives. Greater scrutiny of marketing practices in the medical device industry has resulted in numerous government investigations by various government authorities, and this industry-wide enforcement activity is expected to continue. The shifting regulatory environment, along with the requirement to comply with multiple jurisdictions with different and difficult compliance and reporting requirements, increases the possibility that we may run afoul of one or more laws. The costs to comply with these regulatory requirements are becoming more expensive and will also impact our profitability.

Because of the breadth of these laws and the narrowness of the statutory exceptions and regulatory safe harbors available, it is possible that some of our business activities, patient outreach programs or our arrangements with independent sales representatives and customers could be subject to challenge under one or more of such laws. We have also entered into consulting and royalty agreements with physicians, including some who have ownership interests in us and/or influence the ordering of or use our products in procedures they perform. Compensation under some of these arrangements includes the provision of stock or stock options. We could be adversely affected if regulatory agencies determine our financial relationships with such physicians to be in violation of applicable laws. Greater scrutiny of marketing practices in the medical device industry has resulted in numerous government investigations by various government authorities, and this industry-wide enforcement activity is expected to continue. The shifting regulatory environment, along with the requirement to comply with multiple jurisdictions with different and difficult compliance and reporting requirements, increases the possibility that we may run afoul of one or more laws. The costs to comply with these regulatory requirements are becoming more expensive and will also impact our profitability. It is not always possible to identify and deter employee misconduct or business noncompliance, and the precautions we take to detect and prevent inappropriate conduct may not be effective in controlling unknown or unmanaged risks or losses or in protecting us from governmental investigations or other actions or lawsuits stemming from a failure to be in compliance with such laws or regulations. If we or our employees, agents, independent contractors, consultants, commercial partners and vendors violate these laws, we may be subject to investigations, enforcement actions and/or significant penalties, including the imposition of significant civil, criminal and administrative penalties, damages, disgorgement, monetary fines, imprisonment, possible exclusion from participation in Medicare, Medicaid and other federal health care programs, contractual damages, reputational harm, diminished profits and future earnings, additional reporting requirements and/or oversight if we become subject to a corporate integrity agreement or similar agreement to resolve allegations of non-compliance with these laws, and/or curtailment of our operations, any of which could adversely affect our ability to operate our business and our results of operations.

We may not receive, or may be delayed in receiving, the necessary clearances, approvals or certifications for our future products or modifications to our current products, and failure to timely obtain necessary clearances, approvals or certifications for our future products or modifications to our current products would adversely affect our ability to grow our business.

In the United States, before we can market a new medical device, or a new use of, new claim for or significant modification to an existing medical device product, we must first receive either clearance under Section 510(k) of the Federal Food, Drug, and Cosmetic Act (FDCA) or approval of a premarket approval (PMA), from the FDA, unless an exemption applies or we qualify for de novo classification. In the 510(k) clearance process, before a device may be marketed, the FDA must determine that a proposed device is “substantially equivalent” to a legally-marketed “predicate” device, which includes a device that has been previously cleared through the 510(k) process, a device that was legally marketed before May 28, 1976

(pre-amendments device), a device that was originally on the U.S. market pursuant to an approved PMA and later down-classified, or a 510(k)-exempt device. To be “substantially equivalent,” the proposed device must have the same intended use as the predicate device, and either have the same technological characteristics as the predicate device or have different technological characteristics and not raise different questions of safety or effectiveness than the predicate device. Clinical data are sometimes required to support substantial equivalence. In the process of obtaining PMA approval, the FDA must determine that a proposed device is safe and effective for its intended use based, in part, on extensive data, including, but not limited to, technical, pre-clinical, clinical trial, manufacturing and labeling data. The PMA process is typically required for devices that are deemed to pose the greatest risk, such as life-sustaining, life-supporting or implantable devices.

In the de novo classification process, a manufacturer whose novel device under the FDCA would otherwise be automatically classified as Class III and require the submission and approval of a PMA prior to marketing is able to request down-classification of the device to Class I or Class II on the basis that the device presents a low or moderate risk. If the FDA grants the de novo classification request, the applicant will receive authorization to market the device. This device type may be used subsequently as a predicate device for future 510(k) submissions.

We also recently acquired the total talus spacer, which has been authorized for marketing pursuant to an approved HDE. An HDE allows for marketing of a Humanitarian Use Device, or HUD, which is a medical device designated by the FDA as intended to benefit patients in the treatment or diagnosis of a disease or condition that affects not more than 8,000 individuals in the United States per year. To market a HUD, the device must have received a HUD designation by the FDA and be approved by the FDA pursuant to an HDE application. An HDE approval is based on the applicant’s demonstration that there is no comparable device available and that the probable benefit to health from the proposed HUD outweighs the risk of injury or illness from its use, taking into account alternative treatments that are available for the condition or disease. However, a medical device approved pursuant to an HDE is exempt from the effectiveness requirements that would otherwise apply and to which the device would be subject if approved pursuant to a PMA, and clinical studies demonstrating effectiveness are not required to support approval. An approved HDE must be labeled with a disclaimer stating that the effectiveness of the device has not been established. In addition, HUDs that receive HDE approval may not be sold for profit except in limited circumstances. In any case, to sell the device for profit, HDE holders must notify the FDA of the intent to sell for profit and are limited in the number of devices that may be sold for profit on an annual basis. Prior to HUD use following HDE approval, the HDE holder is required to ensure that use of the use of the HUD has been approved by the facility’s IRB. Post-approval clinical studies may also be required. Our total talus spacer is subject to the requirement for a post-approval study as a condition of approval of the HDE.

Modifications to products that are approved through a PMA application generally require FDA approval. Similarly, certain modifications made to products cleared through an HDE require FDA approval, and products cleared through a 510(k) or authorized for marketing pursuant to a de novo classification may require a new 510(k) clearance. The marketing authorization process can be expensive, lengthy and uncertain. The FDA’s 510(k) clearance process usually takes from three to 12 months, but can last longer. The process of obtaining a PMA is much more costly and uncertain than the 510(k) clearance process and generally takes from one to three years, or even longer, from the time the application is submitted to the FDA. In addition, a PMA generally requires the performance of one or more clinical trials. Despite the time, effort and cost, a device may not be approved or cleared by the FDA. Any delay or failure to obtain necessary regulatory clearances or approvals could harm our business. Furthermore, even if we are granted regulatory clearances or approvals, they may include significant limitations on the indicated uses for the device, which may limit the market for the device.

In the United States, except for the total talus spacer, we have obtained clearance of all of our products through the 510(k) clearance process. Any modification to these products that has not been previously cleared may require us to submit a new 510(k) premarket notification and obtain clearance, or submit a PMA and obtain FDA approval, before implementing the change. Specifically, any modification to a 510(k)-cleared device that could significantly affect its safety or effectiveness, or that would constitute a major change in its intended use, design or manufacture, requires a new 510(k) clearance or, possibly, approval of a PMA. The FDA requires every manufacturer to make this determination in the first instance, but the FDA may review any manufacturer’s decision. The FDA may not agree with our decisions regarding whether new clearances or approvals are necessary. We have made modifications to 510(k)-cleared products in the past and have determined based on our review of the applicable FDA regulations and guidance that in certain instances new 510(k) clearances or PMA approvals were not required. We may make modifications or add additional features in the future that we believe do not require a new 510(k) clearance or approval of a PMA. If the FDA disagrees with our determination and requires us to submit new 510(k) premarket notifications or PMA applications for modifications to our previously cleared products for which we have concluded that new clearances or approvals are unnecessary, we may be required to cease marketing or to recall the modified product until we obtain clearance or approval, and we may be subject to significant regulatory fines or penalties. If the FDA requires us to go through a lengthier, more rigorous examination for future products or modifications to existing products than we had expected, product introductions or modifications could be delayed or canceled, which could adversely affect our ability to grow our business. The FDA, applicable foreign regulatory authorities and Notified Body can delay, limit or deny clearance, approval or certification of a device for many reasons, including:

•	our inability to demonstrate to the satisfaction of the FDA or the applicable regulatory entity or Notified Body that our products are safe or effective for their intended uses;

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the disagreement of the FDA or the applicable foreign regulatory body with the design or implementation of our clinical trials or the interpretation of data from pre-clinical studies or clinical trials;

•	serious and unexpected adverse device effects experienced by participants in our clinical trials;

•	our inability to demonstrate that the clinical and other benefits of the device outweigh the risks;

•	the manufacturing process or facilities we use may not meet applicable requirements; and

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the potential for approval or certification policies or regulations of the FDA or applicable foreign regulatory bodies to change significantly in a manner rendering our clinical data or regulatory filings insufficient for clearance, approval or certification.

Until May 25, 2021, medical devices were regulated by the Council Directive 93/42/EEC (Medical Devices Directive) which has been repealed and replaced by Regulation (EU) No 2017/745 (Medical Devices Regulation) which became effective on May 26, 2021. Our current certificates have been granted and renewed under the Medical Devices Directive. Devices lawfully placed on the market pursuant to the Medical Devices Directive prior to May 26, 2021 may generally continue to be made available on the market or put into service until May 26, 2025, provided that the requirements of the transitional provisions are fulfilled. In particular, the certificate in question must still be valid. However, as of May 26, 2021, we must comply with the Medical Devices Regulation requirements applying in place of the corresponding requirements of the Medical Devices Directive with regard to registration of economic operators and of devices, post-market surveillance, market surveillance and vigilance requirements.

Under the Medical Devices Directive, all medical devices placed on the market in the EU must meet the relevant essential requirements laid down in Annex I to the Medical Devices Directive, including the requirement that a medical device must be designed and manufactured in such a way that it will not compromise the clinical condition or safety of patients, or the safety and health of users and others. In addition, the device must achieve the performance intended by the manufacturer and be designed, manufactured, and packaged in a suitable manner. The European Commission has adopted various standards applicable to medical devices. These include standards governing common requirements, such as sterilization and safety of medical electrical equipment and product standards for certain types of medical devices. There are also harmonized standards relating to design and manufacture. While not mandatory, compliance with these standards is viewed as the easiest way to satisfy the essential requirements as a practical matter as it creates a rebuttable presumption that the device satisfies that essential requirement.

To demonstrate compliance with the essential requirements laid down in Annex I to the Medical Devices Directive, medical device manufacturers must undergo a conformity assessment procedure, which varies according to the type of medical device and its (risk) classification. As a general rule, demonstration of conformity of medical devices and their manufacturers with the essential requirements must be based, among other things, on the evaluation of clinical data supporting the safety and performance of the products during normal conditions of use. Specifically, a manufacturer must demonstrate that the device achieves its intended performance during normal conditions of use, that the known and foreseeable risks, and any adverse events, are minimized and acceptable when weighed against the benefits of its intended performance, and that any claims made about the performance and safety of the device are supported by suitable evidence. Except for low-risk medical devices (Class I non-sterile, non-measuring devices), where the manufacturer can self-declare the conformity of its products with the essential requirements (except for any parts which relate to sterility or metrology), a conformity assessment procedure requires the intervention of a Notified Body. Notified Bodies are independent organizations designated by EU member states to assess the conformity of devices before being placed on the market. A Notified Body would typically audit and examine a product’s technical dossiers and the manufacturers’ quality system (Notified Body must presume that quality systems which implement the relevant harmonized standards – which is ISO 13485:2016 for Medical Devices Quality Management Systems – conform to these requirements). If satisfied that the relevant product conforms to the relevant essential requirements, the Notified Body issues a certificate of conformity, which the manufacturer uses as a basis for its own declaration of conformity. The manufacturer may then apply the CE Mark to the device, which allows the device to be placed on the market throughout the EU.

Pursuing marketing of medical devices in the EU will notably require that our devices be certified under the new regime set forth in the Medical Devices Regulation when our current certificates expire.

If we fail to remain in compliance with applicable EU legislation, we would be unable to continue to affix the CE mark to our products, which would prevent us from selling them within the EU and the European Economic Area (EEA)(which consists of the 27 EU member states plus Norway, Liechtenstein and Iceland).

We also market certain products that are comprised of human cells, tissues and cellular or tissue-based products (HCT/P). In the U.S., we are marketing our HCT/Ps pursuant to Section 361 of the PHSA and 21 CFR Part 1271 of FDA’s regulations. We do not manufacture these HCT/P products, but serve as a distributor for them. So-called Section 361 HCT/Ps are not currently subject to the FDA requirements to obtain marketing authorizations as long as they meet certain criteria provided in FDA’s regulations. HCT/Ps regulated as “361 HCT/Ps” are currently subject to requirements relating to registering facilities and listing products with the FDA, screening and testing for tissue donor eligibility, current good tissue practice requirements, or cGTPs, when processing, storing, labeling and distributing HCT/Ps, including required labeling information, stringent record keeping and adverse event reporting. If we or our suppliers fail to comply with these requirements, we could be subject to FDA enforcement action, including, for example, warning letters, fines, injunctions, product recalls or seizures, and, in the most serious cases, criminal penalties. To be regulated as Section 361 HCT/Ps, these products must meet FDA’s criteria to be considered “minimally manipulated” and intended for “homologous use,” among other requirements. HCT/Ps that do not meet the criteria to be considered Section 361 HCT/Ps are subject to the FDA’s regulatory requirements applicable to medical devices, orthbiologics or drugs. Device, orthobiologic or drug HCT/Ps must comply both with the requirements exclusively applicable to Section 361 HCT/Ps and, in addition, with other requirements, including requirements for marketing authorization. For example, Section 361 HCT/Ps do not require 510(k) clearance, PMA approval, approval of a Biologics License Application, or BLA, or other premarket authorization from FDA before marketing. We believe our HCT/Ps are regulated solely under Section 361 of the PHSA, and therefore, we have not sought or obtained 510(k) clearance, PMA approval, or licensure through a BLA for such HCT/Ps.

The FDA could disagree with our determination that these human tissue products are Section 361 HCT/Ps and could determine that these products are orthobiologics requiring a BLA or medical devices requiring 510(k) clearance or PMA approval, and could require that we cease marketing such products and/or recall them pending appropriate clearance, approval or licensure from the FDA. If we have to cease marketing and/or have to recall any of our Section 361 HCT/P products, our net sales would decrease, which would adversely affect our business, results of operations and financial condition. HCT/Ps that do not meet the criteria of Section 361 are regulated under Section 351 of the PHSA. Unlike Section 361 HCT/Ps, HCT/Ps regulated as “351” HCT/Ps are subject to premarket review and approval by the FDA. In November 2017, the FDA released a guidance document entitled “Regulatory Considerations for Human Cells, Tissues, and Cellular and Tissue—Based Products: Minimal Manipulation and Homologous Use—Guidance for Industry and Food and Drug Administration Staff.” The guidance indicated that the FDA would exercise enforcement discretion, using a risk-based approach, with respect to the IND application and pre-market approval requirements for certain HCT/Ps that it considered to be marketed unlawfully as Section 361 HCT/Ps for a period of 36 months from the issuance date of the guidance to allow manufacturers to pursue its IND application. Under this approach, FDA indicated that high-risk products and uses could be subject to immediate enforcement action; FDA has not clearly stated what must happen by the end of its enforcement discretion period in order to avoid enforcement (i.e., whether a marketing application must be approved by that time, or merely submitted). In July 2020, the FDA extended its period of enforcement discretion to May 31, 2021.

In addition, the FDA may in the future modify the scope of its enforcement discretion with respect to Section 361 HCT/Ps or change its position on which current or future products qualify as Section 361 HCT/Ps, or determine that some or all of our HCT/P products may not be lawfully marketed under the FDA’s policy of enforcement discretion. Any regulatory changes could have adverse consequences for us and make it more difficult or expensive for us to conduct our business by requiring pre-market clearance or approval and compliance with additional post-market regulatory requirements with respect to those products.

Modifications to our marketed medical device products may require new 510(k) clearances, PMA approvals, or certifications or may require us to cease marketing or recall the modified products until clearances, approvals or certifications are obtained.

Modifications to any of our current 510(k)-cleared products may require new regulatory approvals or clearances, including 510(k) clearances or PMAs, or require us to recall or cease marketing the modified systems until these clearances or approvals are obtained. The FDA requires device manufacturers to initially make and document a determination of whether or not a modification requires a new approval, supplement or clearance. A manufacturer may determine that a modification could not significantly affect safety or efficacy and does not represent a major change in its intended use, so that no new 510(k) clearance is necessary. However, the FDA can review a manufacturer’s decision and may disagree. The FDA may also on its own initiative determine that a new clearance or approval is required. We have made modifications to our products in the past and may make additional modifications in the future that we believe do not or will not require additional clearances or approvals. If the FDA disagrees and requires new clearances or approvals for the modifications, we may be required to recall and to stop marketing our products as modified, which could require us to redesign our products and/or seek new marketing authorizations and harm our operating results. In these circumstances, we may be subject to significant enforcement actions. If the FDA requires us to go through a lengthier, more rigorous examination for future products or modifications to existing products than we had expected, product introductions or modifications could be delayed or canceled, which could adversely affect our ability to grow our business.

If a manufacturer determines that a modification to an FDA-cleared device could significantly affect its safety or effectiveness, or would constitute a major change in its intended use, then the manufacturer must file for a new 510(k) clearance or possibly a PMA application. Where we determine that modifications to our products requires a new 510(k) clearance or PMA application, we may not be able to obtain those additional clearances or approvals for the modifications or additional indications in a timely manner, or at all. Obtaining clearances and approvals can be a time-consuming process, and delays in obtaining required future clearances or approvals would adversely affect our ability to introduce new or enhanced products in a timely manner, which in turn would harm our future growth.

In the EU, we must inform the Notified Body that carried out the conformity assessment of the medical devices that we market or sell in the EU and EEA of any planned substantial changes to our quality system or substantial changes to our medical devices that could affect compliance with the General safety and performance requirements laid down in Annex I to the Medical Devices Regulation or cause a substantial change to the intended use for which the device has been CE marked. The Notified Body will then assess the planned changes and verify whether they affect the products’ ongoing conformity with the Medical Devices Regulation. If the assessment is favorable, the Notified Body will issue a new CE Certificate of Conformity or an addendum to the existing certificate attesting compliance with the General safety and performance requirements and quality system requirements.

Failure to comply with post-marketing regulatory requirements could subject us to enforcement actions, including substantial penalties, and might require us to recall or withdraw a product from the market.

We are subject to ongoing and pervasive regulatory requirements governing, among other things, the manufacture, marketing, advertising, medical device reporting, sale, promotion, import, export, registration and listing of devices. For example, medical device manufacturers must submit periodic reports to the FDA as a condition of obtaining marketing authorization. These reports include information about failures and certain adverse events associated with the device after its clearance. Failure to submit such reports, or failure to submit the reports in a timely manner, could result in enforcement action by the FDA. Following its review of the periodic reports, the FDA might ask for additional information or initiate further investigation. In addition, any marketing authorizations we are granted are limited to the authorized indications for use. Further, the manufacturing facilities for a product are subject to periodic review and inspection. Subsequent discovery of problems with a product, manufacturer, or manufacturing facility may result in restrictions on the product, manufacturer or manufacturing facility, withdrawal of the product from the market or other enforcement actions.

The regulations to which we are subject are complex and have become more stringent over time. Regulatory changes could result in restrictions on our ability to continue or expand our operations, higher than anticipated costs, or lower than anticipated sales. Plus regulations, such as the FDA and other state and foreign regulatory authorities, have broad enforcement powers. Our failure to comply with applicable regulatory requirements could result in enforcement action by the FDA, state or foreign regulatory authorities, which may include any of the following sanctions:

•	untitled letters or warning letters;

•	fines, injunctions, consent decrees and civil penalties;

•	recalls, termination of distribution, administrative detention or seizure of our products;

•	customer notifications or repair, replacement or refunds;

•	operating restrictions or partial suspension or total shutdown of production;

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delays in or refusal to grant our requests for future clearances or approvals or foreign marketing authorizations or certifications of new products, new intended uses or modifications to existing products;

•	withdrawals or suspensions of our current 510(k) clearances or HDE approval or certifications, resulting in prohibitions on sales of our products;

•	FDA refusal to issue certificates to foreign governments needed to export products for sale in other countries; and

•	criminal prosecution.

Any of these sanctions could result in higher than anticipated costs or lower than anticipated sales and have a material adverse effect on our reputation, business, financial condition and results of operations. In addition, the FDA may change its clearance policies, adopt additional regulations or revise existing regulations or take other actions, which may prevent or delay clearance or approval of our future products under development or impact our ability to modify our currently cleared products on a timely basis. Such changes may also occur in foreign jurisdictions where we market our products. Such policy or regulatory changes could impose additional requirements upon us that could delay our ability to obtain new clearances, approvals or certifications, increase the costs of compliance or restrict our ability to maintain our clearances or certifications of our current products.

In addition, we are required to conduct post-market testing and surveillance to monitor the safety or effectiveness of some of our products. Later discovery of previously unknown problems with our products, including unanticipated adverse events or adverse events of unanticipated severity or frequency, manufacturing problems, or failure to comply with regulatory requirements such as QSR, may result in changes to labeling, restrictions on such products or manufacturing processes, withdrawal of the products from the market, voluntary or mandatory recalls, a requirement to repair, replace or refund the cost of any medical device we manufacture or distribute, fines, suspension of regulatory approvals or certifications, product seizures, injunctions or the imposition of civil or criminal penalties which would adversely affect our business, operating results and prospects.

Legislative or regulatory reforms may have a material adverse effect on us.

From time to time, legislation is drafted and introduced in Congress that could significantly change the statutory provisions governing the regulation of medical devices. In addition, the FDA may change its clearance and approval policies, adopt additional regulations or revise existing regulations or take other actions, which may prevent or delay approval or clearance of our future products under development or impact our ability to modify our currently cleared products on a timely basis. Over the last several years, the FDA has proposed reforms to its 510(k) clearance process, and such proposals could include increased requirements for clinical data and a longer review period, or could make it more difficult for manufacturers to utilize the 510(k) clearance process for their products. For example, in November 2018, FDA officials announced steps that the FDA intends to take to modernize the 510(k) premarket notification pathway. Among other things, the FDA announced that it plans to develop proposals to drive manufacturers utilizing the 510(k) pathway toward the use of newer predicates. These proposals include plans to potentially sunset certain older devices that were used as predicates under the 510(k) clearance pathway, and to potentially publish a list of devices that have been cleared on the basis of demonstrated substantial equivalence to predicate devices that are more than 10 years old. In September 2019, the FDA also issued revised final guidance establishing a “Safety and Performance Based Pathway” for “manufacturers of certain well-understood device types” allowing manufacturers to rely on objective safety and performance criteria recognized by the FDA to demonstrate substantial equivalence, obviating the need for manufacturers to compare the safety and performance of their medical devices to specific predicate devices in the clearance process. The FDA has developed and maintains a list of device types appropriate for the “safety and performance based” pathway and will continue to develop product-specific guidance documents that identify the performance criteria and recommended testing methodologies for each such device type, where feasible. Some of these proposals have not yet been finalized or adopted, and the FDA announced that it would seek public feedback before publication of any such proposals, and may work with Congress to implement such proposals through legislation. Accordingly, it is unclear the extent to which any proposals, if adopted, could impose additional regulatory requirements on us that could delay our ability to obtain new 510(k) clearances, increase the costs of compliance, or restrict our ability to maintain our current clearances, or otherwise create competition that may negatively affect our business.

In addition, FDA and foreign regulations and guidance are often revised or reinterpreted by the FDA and other foreign authorities’ in ways that may significantly affect our business and our products. Any new statutes, regulations or revisions or reinterpretations of existing regulations may impose additional costs or lengthen review times of any future products or make it more difficult to obtain clearance, approval or certification for, manufacture, market or distribute our products. We cannot determine what effect changes in regulations, statutes, legal interpretation or policies, when and if promulgated, enacted or adopted may have on our business in the future. Such changes could, among other things, require additional testing before obtaining clearance, approval or certification; changes to manufacturing methods; recall, replacement or discontinuance of our products; or additional record keeping.

The FDA’s and other regulatory authorities’ policies may change and additional government regulations may be promulgated that could prevent, limit or delay regulatory clearance, approval or certification of our product candidates. We cannot predict the likelihood, nature or extent of government regulation that may arise from future legislation or administrative action, either in the United States or abroad. For example, the new administration following the 2020 U.S. Presidential Election may impact our business and industry. Namely, the Trump administration took several executive actions, including the issuance of a number of executive orders, that could impose significant burdens on, or otherwise materially delay, the FDA’s ability to engage in routine regulatory and oversight activities, such as implementing statutes through rulemaking, issuance of guidance and review and approval of marketing applications. It is difficult to predict whether or how these executive actions will be implemented, or whether they will be rescinded and replaced under the Biden administration. The policies and priorities of the incoming administration are unknown and could materially impact the regulations governing our product candidates. If we are slow or unable to adapt to changes in existing requirements or the adoption of new requirements or policies, or if we are not able to maintain regulatory compliance, we may be subject to enforcement action, and we may not achieve or sustain profitability.

The EU landscape concerning medical devices in the EU recently evolved. On April 5, 2017, the Medical Devices Regulation was adopted, which repeals and replaces the Medical Devices Directive and the Council Directive 90/385/EEC (the Active Implantable Medical Devices Directive). Unlike directives, which must be implemented into the national laws of the EU member states, the regulations is directly applicable, i.e., without the need for EU member states to implement into national laws, in all EU member states and are intended to eliminate current differences in the regulation of medical devices among EU member States. The Medical Devices Regulation is also applicable in the EEA. The Medical Devices Regulation, among other things, is intended to establish a uniform, transparent, predictable and sustainable regulatory framework across the EU for medical devices and ensure a high level of safety and health while supporting innovation.

The Medical Devices Regulation became effective on May 26, 2021. The new regulation among other things:

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strengthens the rules on placing devices on the market (e.g. reclassification of certain devices and wider scope than the Medical Devices Directive) and reinforces surveillance once they are available;

•	establishes explicit provisions on manufacturers’ responsibilities for the follow-up of the quality, performance and safety of devices placed on the market;

•	establishes explicit provisions on importers’ and distributors’ obligations and responsibilities;

•	imposes an obligation to identify a responsible person who is ultimately responsible for all aspects of compliance with the requirements of the new regulation;

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improves the traceability of medical devices throughout the supply chain to the end-user or patient through the introduction of a unique identification number to increase the ability of manufacturers and regulatory authorities to trace specific devices through the supply chain and to facilitate the prompt and efficient recall of medical devices that have been found to present a safety risk;

•	sets up a central database (Eudamed) to provide patients, healthcare professionals and the public with comprehensive information on products available in the EU; and

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strengthens rules for the assessment of certain high-risk devices, such as implants, which may have to undergo a clinical evaluation consultation procedure by experts before they are placed on the market.

Devices lawfully placed on the market pursuant to the Medical Devices Directive prior to May 26, 2021 may generally continue to be made available on the market or put into service until May 26, 2025, provided that the requirements of the transitional provisions are fulfilled. In particular, the certificate in question must still be valid. However, even in this case, we must comply with a number of new or reinforced requirements set forth in the Medical Devices Regulation with regard to registration of economic operators and of devices, post-market surveillance, market surveillance and vigilance requirements. These modifications may have an effect on the way we conduct our business in the EU and the EEA.

In addition, in response to perceived increases in health care costs in recent years there have been and continue to be proposals by the federal government, state governments, regulators and third-party payors to control these costs and, more generally, to reform the U.S. health care system. Certain of these proposals could limit the prices we will be able to charge for our products or the amount of reimbursement available for our products and could limit the acceptance and availability of our products.

In March 2010, the federal government enacted the ACA. Among other provisions, the ACA established new value-based payment programs, increased funding of comparative effectiveness research, reduced hospital payments for avoidable readmissions and hospital acquired conditions, and pilot programs to evaluate alternative payment methodologies that promote care coordination (such as bundled physician and hospital payments). Also, Medicare payments to providers are subject to a 2% reduction per fiscal year, effective on April 1, 2013 and will remain in effect through 2030, with the exception of a temporary suspension from May 1, 2020 through December 31, 2021 due to the COVID-19 pandemic, unless additional Congressional action is taken.

Since its enactment, there have been judicial, executive and Congressional challenges to certain aspects of the ACA. On June 17, 2021, the U.S. Supreme Court dismissed the most recent judicial challenge to the ACA brought by several states without specifically ruling on the constitutionality of the ACA. Prior to the Supreme Court’s decision, President Biden issued an executive order to initiate a special enrollment period from February 15, 2021 through August 15, 2021 for purposes of obtaining health insurance coverage through the ACA marketplace. The executive order also instructed certain governmental agencies to review and reconsider their existing policies and rules that limit access to health care, including among others, reexamining Medicaid demonstration projects and waiver programs that include work requirements, and policies that create unnecessary barriers to obtaining access to health insurance coverage through Medicaid or the ACA. It is unclear how other health care reform measures of the Biden administration or other efforts, if any, to challenge, repeal or replace the ACA will impact the ACA or our business. There are additional state and federal health care reform measures under consideration that may be adopted in the future which could have a material adverse effect on our industry generally and on our customers. We cannot predict what health care programs and regulations will be ultimately implemented at the federal or state level, or the effect of any future legislation or regulation. However, any regulatory and legal changes that lower reimbursement for our products, increase taxes on our medical devices, increase cost containment pressures on us or others in the health care sector or reduce medical procedure volumes could adversely affect our business, financial condition, results of operations or cash flows.

Our products must be manufactured in accordance with federal and state quality regulations and are subject to FDA inspection, and our failure to comply with these regulations could result in fines, product recalls, product liability claims, limits on future product clearances, reputational damage and other adverse impacts.

The methods used in, and the facilities used for, the manufacture of our products must comply with the FDA’s Quality System Regulation (QSR) which is a complex regulatory scheme that covers the procedures and documentation of the design, testing, production, process controls, quality assurance, labeling, packaging, handling, storage, distribution, installation, servicing and shipping of medical devices. Furthermore, we are required to verify that our suppliers maintain facilities, procedures and operations that comply with our quality standards and applicable regulatory requirements. The FDA enforces the QSR through periodic announced or unannounced inspections of medical device manufacturing facilities, which may include the facilities of subcontractors. Our products are also subject to similar state regulations.

We or our third-party manufacturers may not take the necessary steps to comply with applicable regulations, which could cause delays in the delivery of our products. In addition, failure to comply with applicable FDA or foreign regulatory requirements or later discovery of previously unknown problems with our products or manufacturing processes could result in, among other things: (i) warning letters or untitled letters; (ii) fines, injunctions or civil penalties; (iii) suspension or withdrawal of approvals, clearances or certifications; (iv) customer notifications or repair, replacement, refunds, detention, seizures or recalls of our products; (v) total or partial suspension of production or distribution; (vi) administrative or judicially imposed sanctions; (vii) the FDA’s or foreign authorities or Notified Body’s refusal to grant pending or future clearances, approvals or certifications for our products; (viii) clinical holds; (ix) refusal to permit the import or export of our products; and (x) criminal prosecution of us or our employees. Any of these actions could significantly and negatively impact supply of our products. If any of these events occurs, our reputation could be harmed, we could be exposed to product liability claims and we could lose customers and suffer reduced revenue and increased costs.

The misuse or off-label use of our products may harm our reputation in the marketplace, result in injuries that lead to product liability suits or result in costly investigations, fines or sanctions by regulatory bodies if we are deemed to have engaged in the promotion of these uses, any of which could be costly to our business.

Except for our total talus spacer, which is authorized for marketing under a HDE, and our orthobiologics such as our PRESERVE Bone Graft System, which are regulated as HCT/Ps, our marketed products are either Class II medical devices cleared by the FDA for specific indications or they are Class I exempt for general orthopaedic use. We have no products that are Class III medical devices. We train our marketing personnel and direct sales force to not promote our devices for uses outside of the FDA-authorized indications for use, known as “off-label uses.” We cannot, however, prevent a physician from using our devices off-label, when in the physician’s independent professional medical judgment he or she deems it appropriate. There may be increased risk of injury to patients if physicians attempt to use our devices off-label. Furthermore, the use of our devices for indications other than those cleared, approved or certified by the FDA may not effectively treat such conditions, which could harm our reputation in the marketplace among physicians and patients.

If the FDA determines that our promotional materials or training constitute promotion of an off-label use, it could request that we modify our training or promotional materials or subject us to regulatory or enforcement actions, including the issuance or imposition of an untitled letter, which is used for violators that do not necessitate a warning letter, injunction, seizure, civil fine or criminal penalties. We could face similar consequences from action by foreign regulatory bodies if we should offer our products outside the United States. It is also possible that other federal, state or foreign enforcement authorities might take action under other regulatory authority, such as false claims laws, if they consider our business activities to constitute promotion of an off-label use, which could result in significant penalties, including, but not limited to, criminal, civil and administrative penalties, damages, fines, disgorgement, exclusion from participation in government health care programs and the curtailment of our operations.

In addition, physicians may misuse our products or use improper techniques if they are not adequately trained, potentially leading to injury and an increased risk of product liability. If our devices are misused or used with improper technique, we may become subject to costly litigation by our customers or their patients. As described above, product liability claims could divert management’s attention from our core business, be expensive to defend and result in sizeable damage awards against us that may not be covered by insurance.

Our medical device products may cause or contribute to adverse medical events or be subject to failures or malfunctions that we are required to report to the FDA, and if we fail to do so, we would be subject to sanctions that could harm our reputation, business, financial condition and results of operations. The discovery of serious safety issues with our products, or a recall of our products either voluntarily or at the direction of the FDA or another governmental authority, could have a negative impact on us.

We are subject to the FDA’s medical device reporting regulations and similar foreign regulations, which require us to report to the FDA and similar foreign regulations when we receive or become aware of information that reasonably suggests that one or more of our medical device products may have caused or contributed to a death or serious injury or malfunctioned in a way that, if the malfunction were to recur, it could cause or contribute to a death or serious injury. The timing of our obligation to report is triggered by the date we become aware of the adverse event as well as the nature of the event. We may fail to report adverse events of which we become aware within the prescribed timeframe. We may also fail to recognize that we have become aware of a reportable adverse event, especially if it is not reported to us as an adverse event or if it is an adverse event that is unexpected or removed in time from the use of the product. If we fail to comply with our reporting obligations, the FDA or foreign regulatory authorities could take action, including warning letters, untitled letters, administrative actions, criminal prosecution, imposition of civil monetary penalties, revocation of our device clearance, approval or certification, seizure of our products or delay in clearance, approval or certification of future products.

The FDA and foreign regulatory bodies have the authority to require the recall of commercialized products in the event of material deficiencies or defects in design or manufacture of a product or in the event that a product poses an unacceptable risk to health. The FDA’s authority to require a recall must be based on a finding that there is reasonable probability that the device could cause serious injury or death. We may also choose to voluntarily recall a product if any material deficiency is found. A government-mandated or voluntary recall by us could occur as a result of an unacceptable risk to health, component failures, malfunctions, manufacturing defects, labeling or design deficiencies, packaging defects or other deficiencies or failures to comply with applicable regulations. Product defects or other errors may occur in the future.

Depending on the corrective action we take to redress a product’s deficiencies or defects, the FDA may require, or we may decide, that we will need to obtain new clearances or approvals for the device before we may market or distribute the corrected device. Seeking such clearances or approvals may delay our ability to replace the recalled devices in a timely manner. Moreover, if we do not adequately address problems associated with our devices, we may face additional regulatory enforcement action, including FDA warning letters, product seizure, injunctions, administrative penalties or civil or criminal fines. Similar requirements may apply in foreign jurisdictions.

Companies are required to maintain certain records of recalls and corrections, even if they are not reportable to the FDA or foreign authorities. We may initiate voluntary withdrawals or corrections for our products in the future that we determine do not require notification of the FDA or foreign authorities. If the FDA or foreign authorities disagree with our determinations, it could require us to report those actions as recalls and we may be subject to enforcement action. A future recall announcement could harm our reputation with customers, potentially lead to product liability claims against us and negatively affect our sales. In addition, we have had in the past, and may in the future, reports of adverse events associated with our products and procedures. While inherent in the medical device and surgical industry, frequent adverse events can lead to reputational harm and negatively affect our sales. Any corrective action, whether voluntary or involuntary, as well as defending ourselves in a lawsuit, will require the dedication of our time and capital, distract management from operating our business and may harm our reputation and financial results.

Disruptions at the FDA and other government agencies caused by funding shortages or global health concerns could hinder their ability to hire, retain or deploy key leadership and other personnel, or otherwise prevent new or modified products from being developed, cleared, approved or commercialized in a timely manner or at all, which could negatively impact our business.

The ability of the FDA, foreign regulatory authorities and Notified Bodies to review and clear, approve, or certify new products can be affected by a variety of factors, including government budget and funding levels, statutory, regulatory and policy changes, the FDA’s ability to hire and retain key personnel and accept the payment of user fees and other events that may otherwise affect the FDA’s ability to perform routine functions. Average review times at the FDA have fluctuated in recent years as a result. In addition, government funding of other government agencies that fund research and development activities is subject to the political process, which is inherently fluid and unpredictable. Disruptions at the FDA, other agencies and Notified Bodies may also slow the time necessary for medical devices or modifications to cleared medical devices to be reviewed by necessary government agencies or certified, which would adversely affect our business. For example, over the last several years, including for 35 days beginning on December 22, 2018, the U.S. government has shut down several times and certain regulatory agencies, such as the FDA, have had to furlough critical FDA employees and stop critical activities.

Separately, in response to the COVID-19 pandemic, on March 10, 2020 the FDA announced its intention to postpone most inspections of foreign manufacturing facilities, and on March 18, 2020, the FDA temporarily postponed routine surveillance inspections of domestic manufacturing facilities. Subsequently, on July 10, 2020, the FDA announced its intention to resume certain on-site inspections of domestic manufacturing facilities subject to a risk-based prioritization system. The FDA intends to use this risk-based assessment system to identify the categories of regulatory activity that can occur within a given geographic area, ranging from mission critical inspections to resumption of all regulatory activities. Regulatory authorities outside the United States may adopt similar restrictions or other policy measures in response to the COVID-19 pandemic. If a prolonged government shutdown occurs, or if global health concerns continue to prevent the FDA or other regulatory authorities from conducting their regular inspections, reviews, or other regulatory activities, it could significantly impact the ability of the FDA or other regulatory authorities to timely review and process our regulatory submissions, which could have a material adverse effect on business.

In the EU, Notified Bodies must be officially designated to certify products and services in accordance with the Medical Devices Regulation. Several Notified Bodies have been designated so far but the COVID-19 pandemic has significantly slowed down their designation process. Without Medical Devices Regulation designation, Notified Bodies may not yet start certifying devices in accordance with the new Regulation. This situation could impact the way we are conducting our business in the EU and the EEA.

The clinical trial process is lengthy and expensive with uncertain outcomes. We have limited data and experience regarding the safety and efficacy of our products. Results of earlier studies may not be predictive of future clinical trial results, or the safety or efficacy profile for such products.

We cannot guarantee our on-going post-market clinical studies, or any other clinical study we may conduct or sponsor in the future, will be successful, and such clinical trials could be lengthy and expensive to conduct. Clinical testing is difficult to design and implement, can take many years, can be expensive and carries uncertain outcomes. Clinical trials must be conducted in accordance with the laws and regulations of the FDA, other applicable regulatory authorities’ and foreign authorities’ legal requirements, regulations or guidelines, and are subject to oversight by these governmental agencies and institutional review board or other reviewing bodies at the medical institutions where the clinical trials are conducted. Furthermore, we rely, and in the future may continue to rely upon, on contract research organizations (CROs), and clinical trial sites to ensure the proper and timely conduct of our clinical trials and while we have agreements governing their committed activities, we have limited influence over their actual performance. To the extent our collaborators or the CROs fail to enroll participants for our clinical trials, fail to conduct the study to required good clinical practice standards or are delayed for a significant time in the execution of trials, including achieving full enrollment, we may be affected by increased costs, program delays or both.

The initiation and completion of any of clinical studies may be prevented, delayed or halted for numerous reasons, which could adversely affect the costs, timing or successful completion of our clinical trials. In addition, disruptions caused by the COVID-19 pandemic may increase the likelihood that we encounter such difficulties or delays in initiating, enrolling, conducting or completing our planned and ongoing clinical trials. Any of these occurrences may significantly harm our business, financial condition and prospects.

Furthermore, patient enrollment in clinical trials and completion of patient follow-up depend on many factors, including the size of the patient population, the nature of the trial protocol, the proximity of patients to clinical sites, the eligibility criteria for the clinical trial, patient compliance, competing clinical trials and clinicians’ and patients’ perceptions as to the potential advantages of the product being studied in relation to other available therapies, including any new treatments that may be approved for the indications we are investigating.

If the third parties on which we rely to conduct our clinical trials and to assist us with pre-clinical development do not perform as required or expected, we may not be able to obtain regulatory clearance, approval or certification for or commercialize our products.

We may not have the ability to independently conduct our pre-clinical and clinical trials for our future products and we may need to rely on third parties, such as CROs, medical institutions, collaborators, clinical investigators and contract laboratories to conduct such trials. Nevertheless, we are responsible for ensuring that each of our studies is conducted in accordance with applicable protocol, legal and regulatory requirements and scientific standards, and our reliance on third parties does not relieve us of our regulatory responsibilities. We and these third parties are required to comply with GCP requirements, which are regulations and guidelines enforced by the FDA and comparable foreign regulatory authorities for products in clinical development. Regulatory authorities enforce these GCP requirements through periodic inspections of trial sponsors, principal investigators and trial sites.

If we or any of these third parties fail to comply with applicable GCP regulations, the clinical data generated in our clinical trials may be deemed unreliable and the FDA or comparable foreign regulatory authorities or other bodies may require us to perform additional clinical trials before clearing, approving or certifying our marketing applications. We cannot assure you that, upon inspection, such regulatory authorities will determine that any of our future clinical trials complies with the GCP regulations. To the extent our collaborators or the CROs fail to enroll participants for our clinical trials, fail to conduct the study to GCP standards or are delayed for a significant time in the execution of trials, including achieving full enrollment, including on account of the outbreak of infectious disease, such as the COVID-19 pandemic, or otherwise, we may be affected by increased costs, program delays or both, any resulting data may be unreliable or unusable for regulatory purposes, and we may be subject to enforcement action.

If these third parties do not successfully carry out their contractual duties or regulatory obligations or meet expected deadlines, if these third parties need to be replaced, or if the quality or accuracy of the data they obtain is compromised due to the failure to adhere to our clinical protocols or regulatory requirements or for other reasons, our pre-clinical development activities or clinical trials may be extended, delayed, suspended or terminated, and we may not be able to obtain regulatory approval or certification for, or successfully commercialize, our products on a timely basis, if at all, and our business, operating results and prospects may be adversely affected.

Actual or perceived failures to comply with applicable data protection, privacy and security laws, regulations, standards and other requirements could adversely affect our business, results of operations and financial condition.

In the course of our operations, we may collect, use, store, disclose, transfer and otherwise process an increasing volume of personal information, including from our employees and third parties with whom we conduct business. We and our partners may be subject to federal, state and foreign data protection laws and regulations (i.e., laws and regulations that address data privacy and security). In the United States, numerous federal and state laws and regulations, including data breach notification laws, health information privacy laws and consumer protection laws and regulations (e.g., Section 5 of the FTC Act), that govern the collection, use, disclosure and protection of health-related and other personal information could apply to our operations or the operations of our partners. We may also be subject to U.S. federal rules, regulations and guidance concerning data security for medical devices, including guidance from the FDA. In addition, we may obtain health information from third parties (including research institutions from which we obtain clinical trial data) that are subject to privacy and security requirements under HIPAA, as amended. Depending on the facts and circumstances, we could be subject to significant penalties if we obtain, use or disclose individually identifiable health information maintained by a HIPAA-covered entity or business associate in a manner that is not authorized or permitted by HIPAA. The regulatory framework for data privacy and security worldwide is continuously evolving and developing and, as a result, interpretation and implementation standards and enforcement practices are likely to remain uncertain for the foreseeable future.

Certain states have also adopted comparable privacy and security laws and regulations, some of which may be more stringent than HIPAA. Such laws and regulations will be subject to interpretation by various courts and other governmental authorities, thus creating potentially complex compliance issues for us and our future customers and strategic partners. In addition, California enacted the California Consumer Privacy Act (CCPA) on June 28, 2018, which went into effect on January 1, 2020. The CCPA creates individual privacy rights for California consumers and increases the privacy and security obligations of entities handling certain personal information. The CCPA provides for civil penalties for violations, as well as a private right of action for data breaches that is expected to increase data breach litigation. The CCPA may increase our compliance costs and potential liability, and many similar laws have been proposed at the federal level and in other states. Further, the California Privacy Rights Act (CPRA), recently passed in California. The CPRA will impose additional data protection obligations on covered businesses, including additional consumer rights processes, limitations on data uses, new audit requirements for higher risk data, and opt outs for certain uses of sensitive data. It will also create a new California data protection agency authorized to issue substantive regulations and could result in increased privacy and information security enforcement. The majority of the provisions will go into effect on January 1, 2023, and additional compliance investment and potential business process changes may be required. In the event that we are subject to or affected by HIPAA, the CCPA, the CPRA or other domestic privacy and data protection laws, any liability from failure to comply with the requirements of these laws could adversely affect our financial condition.

In Europe, the European Union General Data Protection Regulation (GDPR) went into effect in May 2018 and imposes strict requirements for processing the personal data of individuals within the EEA. Companies that must comply with the GDPR face increased compliance obligations and risk, including more robust regulatory enforcement of data protection requirements and potential fines for noncompliance of up to €20 million or 4% of the annual global revenues of the noncompliant company, whichever is greater. Relatedly, following the United Kingdom’s (UK) withdrawal from the EEA and the EU, and the expiry of the transition period, from January 1, 2021, companies have had to comply with both the GDPR and the GDPR as incorporated into UK national law, the latter regime having the ability to separately fine up to the greater of £17.5 million or 4% of global turnover. The relationship between the UK and the EU in relation to certain aspects of data protection law remains unclear, and it is unclear how the UK data protection laws and regulations will develop in the medium to longer term. The European Commission has adopted an adequacy decision in favor of the UK, enabling data transfers from EU member states to the UK without additional safeguards. However, the United Kingdom adequacy decision will automatically expire in June 2025 unless the European Commission re-assesses and renews/ extends that decision. If we do not comply with our obligations under the GDPR and the UK data protection laws, we could be exposed to the fines discussed above. In addition, we may be the subject of litigation and/or adverse publicity, which could adversely affect our business, results of operations and financial condition.

Further, in July 2020, the Court of Justice of the European Union (CJEU) limited how organizations could lawfully transfer personal data from the EEA to the United States by invalidating the EU-US Privacy

Shield Framework for purposes of international transfers and imposing further restrictions on use of the standard contractual clauses (SCCs). The European Commission issued revised SCCs on 4 June 2021 to account for the decision of the CJEU and recommendations made by the European Data Protection Board. The revised SCCs must be used for relevant new data transfers from September 27, 2021; existing standard contractual clauses arrangements must be migrated to the revised clauses by December 27, 2022. There is some uncertainty around whether the revised clauses can be used for all types of data transfers, particularly whether they can be relied on for data transfers to non-EEA entities subject to the GDPR. As supervisory authorities issue further guidance on personal data export mechanisms, including circumstances where the SCCs cannot be used, and/or start taking enforcement action, we could suffer additional costs, complaints and/or regulatory investigations or fines, and/or if we are otherwise unable to transfer personal data between and among countries and regions in which we operate, it could affect the manner in which we provide our services, the geographical location or segregation of our relevant systems and operations, and could adversely affect our financial results.

In addition to government regulation, privacy advocates and industry groups have and may in the future propose self-regulatory standards from time to time. These and other industry standards may legally or contractually apply to us, or we may elect to comply with such standards. We expect that there will continue to be new proposed laws and regulations concerning data privacy and security, and we cannot yet determine the impact such future laws, regulations and standards may have on our business. New laws, amendments to or re-interpretations of existing laws, regulations, standards and other obligations may require us to incur additional costs and restrict our business operations. Because the interpretation and application of laws, regulations, standards and other obligations relating to data privacy and security are still uncertain, it is possible that these laws, regulations, standards and other obligations may be interpreted and applied in a manner that is inconsistent with our data processing practices and policies or the features of our products. If so, in addition to the possibility of fines, lawsuits, regulatory investigations, public censure, other claims and penalties, and significant costs for remediation and damage to our reputation, we could be materially and adversely affected if legislation or regulations are expanded to require changes in our data processing practices and policies or if governing jurisdictions interpret or implement their legislation or regulations in ways that negatively impact our business, financial condition and results of operations. We may be unable to make such changes and modifications in a commercially reasonable manner, or at all. Any inability to adequately address data privacy or security-related concerns, even if unfounded, or to comply with applicable laws, regulations, standards and other obligations relating to data privacy and security, could result in additional cost and liability to us, harm our reputation and brand, damage our relationships with consumers and harm our business, financial condition and results of operations.

We make public statements about our use and disclosure of personal information through our privacy policies, information provided on our website and press statements. Although we endeavor to comply with our public statements and documentation, we may at times fail to do so or be alleged to have failed to do so. The publication of our privacy policies and other statements that provide promises and assurances about data privacy and security can subject us to potential government or legal action if they are found to be deceptive, unfair or misrepresentative of our actual practices. Any concerns about our data privacy and security practices, even if unfounded, could damage the reputation of our business and harm our business, financial condition and results of operations.

Although we work to comply with applicable laws, regulations and standards, our contractual obligations and other legal obligations, these requirements are evolving and may be modified, interpreted and applied in an inconsistent manner from one jurisdiction to another, and may conflict with one another or other legal obligations with which we must comply. Any failure or perceived failure by us or our employees, representatives, contractors, consultants, collaborators or other third parties to comply with such requirements or adequately address privacy and security concerns, even if unfounded, could result in additional cost and liability to us, damage our reputation and adversely affect our business and results of operations. In addition, if our practices are not consistent, or viewed as not consistent, with legal and regulatory requirements, including changes in laws, regulations and standards or new interpretations or applications of existing laws, regulations and standards, we may also become subject to audits, inquiries, whistleblower complaints, adverse media coverage, investigations, criminal or civil sanctions, all of which may harm our business, financial condition and results of operations.

Risks Related to This Offering and Ownership of Our Common Stock

There has been no prior public market for our common stock and an active trading market may never develop or be sustained, which may cause shares of our common stock to trade at a discount from the initial public offering price and make it difficult to sell the shares of common stock you purchase.

Prior to this offering, there has been no public market for our common stock and an active public market for our shares may not develop or be sustained after this offering. It is possible that after this offering, an active trading market will not develop or, if developed, that any market will not be sustained, which would make it difficult for you to sell your shares of common stock at an attractive price or at all. The lack of an active market may impair the value of your shares or your ability to sell your shares at the time you wish to sell them or at a price that you consider reasonable. The initial public offering price per share of common stock will be determined by agreement among us and the representatives of the underwriters, and may not be indicative of the price at which shares of our common stock will trade in the public market, if any, after this offering. An inactive market may also impair our ability to raise capital by selling shares and may impair our ability to acquire other businesses or technologies or in-license new product candidates using our shares as consideration. Furthermore, although we have applied to list our common stock on the NYSE, there can be no guarantee that we will continue to satisfy the continued listing standards of the NYSE. If we fail to satisfy these listing standards, we could be de-listed, which would have a negative effect on the price of our common stock.

The market price of our common stock may be volatile, which could result in substantial losses for investors purchasing shares in this offering.

The initial public offering price for our common stock was determined through negotiations with the underwriters. This initial public offering price may differ from the market price of our common stock after the offering. As a result, you may not be able to sell your common stock at or above the initial public offering price. Some of the factors that may cause the market price of our common stock to fluctuate include:

•	delays or setbacks in the ongoing commercialization of our foot and ankle products and procedures;

•	the success of existing or new competitive products or technologies;

•	regulatory or legal developments in the United States and other countries;

•	developments or disputes concerning patent applications, issued patents or other proprietary rights;

•	the recruitment or departure of key personnel;

•	the commencement of litigation;

•	actual or anticipated changes in estimates as to financial condition and results of operations;

•	announcement or expectation of additional financing efforts;

•	announcements by us or our competitors of significant business developments, acquisitions, new offerings, licenses, strategic partnerships, joint ventures or capital commitments;

•	the impact of COVID-19 or other pandemics on the performance of elective procedures;

•	sales of our common stock by us, our insiders or other stockholders;

•	expiration of market standoff or lock-up agreements;

•	variations in our financial results or those of companies that are perceived to be similar to us;

•	changes in estimates or recommendations by securities analysts, if any, that cover our stock;

•	changes in the structure of health care payment systems;

•	market conditions in the medical device sectors;

•	changes in the anticipated future size and growth rate of our market;

•	the seasonality of our business;

•	an increase in the rate of returns of our products or an increase in warranty claims;

•	general economic, industry and market conditions, including economic recessions or slowdowns; and

•	the other factors described in this “Risk Factors” section.

In recent years, the stock market in general, and the market for medical device companies in particular, has experienced significant price and volume fluctuations that have often been unrelated or disproportionate to changes in the operating performance of the companies whose stock is experiencing those price and volume fluctuations. Further, the stock market in general has been highly volatile due to the COVID-19 pandemic and political uncertainty in the United States. Broad market and industry factors may seriously affect the market price of our common stock, regardless of our actual operating performance. These fluctuations may be even more pronounced in the trading market for our stock shortly following this offering. Following periods of such volatility in the market price of a company’s securities, securities class action litigation has often been brought against that company. Because of the potential volatility of our stock price, we may become the target of securities litigation in the future. Securities litigation could result in substantial costs and divert management’s attention and resources from our business.

If our operating and financial performance in any given period does not meet any guidance that we provide to the public, the market price of our common stock may decline.

We may, but are not obligated to, provide public guidance on our expected operating and financial results for future periods. Any such guidance will be comprised of forward-looking statements subject to the risks and uncertainties described in this prospectus and in our other public filings and public statements. Our actual results may not always be in line with or exceed any guidance we have provided, especially in times of economic uncertainty. If, in the future, our operating or financial results for a particular period do not meet any guidance we provide or the expectations of investment analysts, or if we reduce our guidance for future periods, the market price of our common stock may decline. Even if we do issue public guidance, there can be no assurance that we will continue to do so in the future.

If securities analysts do not publish research or reports about our business or if they publish negative or inaccurate research about our business, our common stock price and trading volume could decline.

Our stock price and trading volume will be influenced by the way analysts and investors interpret our financial information and other disclosures. We do not currently have and may never obtain research coverage by industry or financial analysts. If securities or industry analysts do not publish research or reports about our business, delay publishing reports about our business, or publish negative reports about our business, regardless of accuracy, our common stock price and trading volume could decline.

The trading market for our common stock will depend, in part, on the research and reports that securities or industry analysts publish about us or our business. We do not have any control over these analysts. If the number of analysts that cover us declines, demand for our common stock could decrease and our common stock price and trading volume may decline.

Regardless of accuracy, unfavorable interpretations of our financial information and other public disclosures could have a negative impact on our stock price. If our financial performance fails to meet analyst estimates, for any of the reasons discussed above or otherwise, or one or more of the analysts who cover us downgrade our common stock or change their opinion of our common stock, our stock price would likely decline. If one or more of these analysts cease to cover our stock, we could lose visibility in the market for our stock, which in turn could cause our stock price to decline.

A significant portion of our total outstanding shares is restricted from immediate resale but may be sold into the market in the near future, which could cause the market price of our common stock to decline significantly, even if our business is doing well.

Sales of a substantial number of shares of our common stock in the public market could occur at any time. These sales, upon the expiration of the market standoff and lock-up agreements, the early release of these agreements or the perception in the market that the holders of a large number of shares of our common stock intend to sell shares, could reduce the market price of our common stock. After this offering and after giving effect to the automatic conversion of all of our outstanding shares of our convertible preferred stock into 4,084,240 shares of our common stock immediately prior to the completion of this offering, we will have                 shares of our common stock outstanding based on 13,478,101 shares of our common stock outstanding as of June 30, 2021 and assuming no exercise of the underwriters option to purchase additional shares of our common stock. Of these shares, the                 shares we are selling in this offering may be resold in the public market immediately, unless purchased by our affiliates. The remaining                 million shares, or                 % of our outstanding shares after this offering, are currently prohibited or otherwise restricted under securities laws, market standoff agreements entered into by our directors, officers and stockholders with us, or lock-up agreements entered into by our stockholders with the underwriters. However, subject to applicable securities law restrictions and excluding shares of restricted stock that will remain unvested, prohibitions and restrictions on the sale of these shares in the public market will be lifted beginning 180 days after the date of this prospectus. BofA Securities, Inc. and Piper Sandler & Co. may, in their sole discretion, release all or some portion of the shares subject to lock-up agreements at any time and for any reason.

In addition, shares issued upon the exercise of stock options outstanding under our equity incentive plans, or pursuant to future awards granted under those plans, will become available for sale in the public market to the extent permitted by the provisions of applicable vesting schedules, any applicable market standoff and lock-up agreements, and Rule 144 and Rule 701 under the Securities Act. See the section titled “Shares Eligible for Future Sale” for additional information.

We also plan to register all shares of our common stock that we may issue under our equity compensation plans. Once we register these shares, they can be freely sold in the public market upon issuance and once vested, subject to volume limitations applicable to affiliates and the lock-up agreements described in the section titled “Underwriting.” If any of these additional shares are sold, or if it is perceived that they will be sold, in the public market, the market price of our common stock could decline.

We have not paid dividends in the past and do not expect to pay dividends in the future, and, as a result, any return on investment may be limited to the appreciation in the price of our stock.

We have never paid cash dividends and do not anticipate paying cash dividends on our common stock in the foreseeable future. The payment of dividends will depend on our earnings, capital requirements, financial condition, prospects for future earnings and other factors our board of directors may deem relevant. In addition, our term loan agreement limits our ability to, among other things, pay dividends or make other distributions or payments on account of our common stock, in each case subject to certain exceptions. If we do not pay dividends, our stock may be less valuable because a return on your investment will only occur if our stock price appreciates and you then sell our common stock. There is no guarantee that our common stock will appreciate or even maintain the price at which our holders have purchased it. In addition, our loan agreements limit our ability to pay dividends or make other distributions or payments on account of our common stock, in each case subject to certain exceptions.

Future sales and issuances of our capital stock or rights to purchase capital stock could result in additional dilution of the percentage ownership of our stockholders and could cause the price of our common stock to decline.

We may issue additional securities following the closing of this offering. Future sales and issuances of our capital stock or rights to purchase our capital stock could result in dilution to our existing stockholders. We may sell common stock, convertible securities, and other equity securities in one or more transactions at prices and in a manner as we may determine from time to time to fund operations, develop new products, accelerate other strategies, make acquisitions or support other activities. Because our decision to issue debt or equity securities in any future offering will depend on market conditions and other factors beyond our control, we cannot predict or estimate the amount, timing or nature of any future offerings. If we sell any such securities in subsequent transactions, investors may be materially diluted. New investors to such subsequent transactions could gain rights, preferences, and privileges senior to those of holders of our common stock.

Insiders will continue to have substantial influence over us after this offering, which could limit your ability to affect the outcome of key transactions, including a change of control.

After this offering, our directors, officers, holders of more than 5% of our outstanding stock and their respective affiliates will beneficially own shares representing approximately     % of our outstanding common stock, assuming no exercise of the underwriters’ option to purchase additional shares and without giving effect to any shares that certain of these holders may make through our directed share program or otherwise. As a result, these stockholders, if they act together, will be able to influence our management and affairs and all matters requiring stockholder approval, including the election of directors and approval of significant corporate transactions. This concentration of ownership may have the effect of delaying or preventing a change in control of our company and might affect the market price of our common stock.

We are an “emerging growth company” and, as a result of the reduced disclosure and governance requirements applicable to emerging growth companies, our common stock may be less attractive to investors.

We are an “emerging growth company,” as defined in the JOBS Act, and we intend to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies, including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. In addition, as an “emerging growth company” the JOBS Act allows us to delay adoption of new or revised accounting pronouncements applicable to public companies until such pronouncements are made applicable to private companies. We have elected to use this extended transition period under the JOBS Act. As a result, our financial statements and interim financial statements may not be comparable to issuers who are required to comply with the effective dates for new or revised accounting standards that are applicable to public companies, which may make comparison of our financials to those of other public companies more difficult.

We cannot predict if investors will find our common stock less attractive because we will rely on these exemptions. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock and our stock price may be more volatile. We may take advantage of these reporting exemptions until we are no longer an emerging growth company. We will remain an emerging growth company until the earlier of (i) the last day of the year following the fifth anniversary of the consummation of this offering, (ii) the last day of the year in which we have total annual gross revenue of at least $1.07 billion, (iii) the last day of the year in which we are deemed to be a “large accelerated filer” as defined in Rule 12b-2 under the Exchange Act, which would occur if the market value of our common stock held by non-affiliates exceeded $700.0 million as of the last business day of the second fiscal quarter of such year, or (iv) the date on which we have issued more than $1.0 billion in non-convertible debt securities during the prior three-year period.

Anti-takeover provisions in our third amended and restated certificate of incorporation and amended and restated bylaws, and Delaware law, could discourage a change in control of our company or a change in our management.

Our third amended and restated certificate of incorporation and bylaws, as amended and restated in connection with this offering, will contain provisions that might enable our management to resist a takeover. These provisions include:

•	a classified board of directors;

•	advance notice requirements applicable to stockholders for matters to be brought before a meeting of stockholders and requirements as to the form and content of a stockholders’ notice;

•	a supermajority stockholder vote requirement for amending certain provisions of our amended and restated certificate of incorporation and bylaws;

•	the right to issue preferred stock without stockholder approval, which could be used to dilute the stock ownership of a potential hostile acquirer;

•	allowing a supermajority of stockholders to remove directors only for cause;

•	a requirement that the authorized number of directors may be changed only by resolution of the board of directors;

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allowing all vacancies, including newly created directorships, to be filled by the affirmative vote of a majority of directors then in office, even if less than a quorum, except as otherwise required by law;

•	eliminate cumulative voting in elections of directors;

•	a requirement that our stockholders may only take action at annual or special meetings of our stockholders and not by written consent;

•	limiting the forum to Delaware for certain litigation against us; and

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limiting the persons that can call special meetings of our stockholders to our board of directors, the chairperson of our board of directors, the chief executive officer or the president, in the absence of a chief executive officer.

These provisions might discourage, delay or prevent a change in control of our company or a change in our management. The existence of these provisions could adversely affect the voting power of holders of common stock and limit the price that investors might be willing to pay in the future for shares of our common stock. In addition, because we are incorporated in Delaware, we are governed by the provisions of Section 203 of the Delaware General Corporation Law (the DGCL), which generally prohibits a Delaware corporation from engaging in any of a broad range of business combinations with any “interested” stockholder for a period of three years following the date on which the stockholder became an “interested” stockholder. See “Description of Capital Stock.”

Claims for indemnification by our directors and officers may reduce our available funds to satisfy successful third-party claims against us and may reduce the amount of money available to us.

Our third amended and restated certificate of incorporation and amended and restated bylaws will provide that we will indemnify our directors and officers, in each case to the fullest extent permitted by Delaware law.

In addition, as permitted by Section 145 of the DGCL, our amended and restated bylaws to be effective immediately before to the completion of this offering and our indemnification agreements that we have entered into with our directors and officers will provide that:

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We will indemnify our directors and officers for serving us in those capacities or for serving other business enterprises at our request, to the fullest extent permitted by Delaware law. Delaware law provides that a corporation may indemnify such person if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the registrant and, with respect to any criminal proceeding, had no reasonable cause to believe such person’s conduct was unlawful.

•	We may, in our discretion, indemnify employees and agents in those circumstances where indemnification is permitted by applicable law.

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We are required to advance expenses, as incurred, to our directors and officers in connection with defending a proceeding, except that such directors or officers shall undertake to repay such advances if it is ultimately determined that such person is not entitled to indemnification.

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We will not be obligated pursuant to our amended and restated bylaws to indemnify a person with respect to proceedings initiated by that person against us or our other indemnitees, except with respect to proceedings authorized by our board of directors or brought to enforce a right to indemnification.

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The rights conferred in our amended and restated bylaws are not exclusive, and we are authorized to enter into indemnification agreements with our directors, officers, employees and agents and to obtain insurance to indemnify such persons.

•	We may not retroactively amend our amended and restated bylaw provisions to reduce our indemnification obligations to directors, officers, employees and agents.

Our third amended and restated certificate of incorporation and amended and restated bylaws will provide that the Court of Chancery of the State of Delaware will be the sole and exclusive forum for substantially all disputes between us and our stockholders, which could limit our stockholders’ abilities to obtain a favorable judicial forum for disputes with us or our directors, officers or employees.

Our third amended and restated certificate of incorporation and amended and restated bylaws will provide that the Court of Chancery of the State of Delaware (or, in the event that the Court of Chancery does not have jurisdiction, the federal district court for the District of Delaware or other state courts of the State of Delaware) is the exclusive forum for any derivative action or proceeding brought on our behalf, any action asserting a claim of breach of fiduciary duty, any action asserting a claim against us arising pursuant to the DGCL, our third amended and restated certificate of incorporation or our amended and restated bylaws, or any action asserting a claim against us that is governed by the internal affairs doctrine; provided that, if and only if the Court of Chancery of the State of Delaware dismisses any such action for lack of subject matter jurisdiction, such action may be brought in another state or federal court sitting in the State of Delaware. Our third amended and restated certificate of incorporation and amended and restated bylaws will also provide that the federal district courts of the United States of America will be the exclusive forum for the resolution of any complaint asserting a cause of action against any defendant arising under the Securities Act. Such provisions are intended to benefit and may be enforced by us, our officers and directors, employees and agents, including the underwriters and any other professional or entity who has prepared or certified any of this prospectus. The choice of forum provisions will not apply to suits brought to enforce any liability or duty created by the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction.

We believe these provisions may benefit us by providing increased consistency in the application of Delaware law and federal securities laws by chancellors and judges, as applicable, particularly experienced in resolving corporate disputes, efficient administration of cases on a more expedited schedule relative to other forums and protection against the burdens of multi-forum litigation. These choice of forum provisions may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or any of our directors, officers, other employees or stockholders, which may discourage lawsuits with respect to such claims or make such lawsuits more costly for stockholders, although our stockholders will not be deemed to have waived our compliance with federal securities laws and the rules and regulations thereunder. Furthermore, the enforceability of similar choice of forum provisions in other companies’ certificates of incorporation has been challenged in legal proceedings, and it is possible that a court could find these types of provisions to be inapplicable or unenforceable. While the Delaware courts have determined that such choice of forum provisions are facially valid, a stockholder may nevertheless seek to bring a claim in a venue other than those designated in the exclusive forum provisions, and there can be no assurance that such provisions will be enforced by a court in those other jurisdictions. If a court were to find one or more of the choice of forum provisions that will be contained in our amended and restated certificate of incorporation and amended and restated bylaws to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions, which could seriously harm our business.

We have broad discretion to determine how to use the funds raised in this offering, and may use them in ways that may not enhance our operating results or the price of our common stock.

Our management will have broad discretion over the use of proceeds from this offering, and we could spend the proceeds from this offering in ways our stockholders may not agree with or that do not yield a favorable return on your investment, if at all. We intend to use the net proceeds from this offering for working capital and general corporate purposes. We may also use a portion of the net proceeds from this offering to acquire or invest in products, technologies or businesses that are complementary to our business. However, we currently have no agreements or commitments to complete any such transactions. Our use of these proceeds may differ substantially from our current plans. If we do not invest or apply the proceeds of this offering in ways that improve our operating results, we may fail to achieve expected financial results or impair our ability to pursue our growth strategy, which could cause our stock price to decline.

New investors purchasing our common stock will experience immediate and substantial dilution.

Our initial public offering price is substantially higher than the book value per share of our common stock. If you purchase common stock in this offering, you will incur immediate dilution of $                 in pro forma as adjusted net tangible book value per share of common stock, based on an initial public offering price of $                 per share. That is because the price that you pay will be substantially greater than the pro forma as adjusted net tangible book value per share of the common stock that you acquire in this offering. This dilution is due in large part to the fact that our earlier investors paid substantially less than the initial public offering price when they purchased their shares of our capital stock and also due to the conversion of our outstanding convertible preferred stock at the consummation of the initial public offering into 4,084,240 shares of common stock. Further, following this offering, purchasers in this offering will have contributed approximately     % of the total gross consideration paid by stockholders to us to purchase shares of our common stock but will own only approximately     % of the shares of common stock outstanding immediately after this offering. Investors will incur additional dilution if the underwriters exercise their option to purchase additional shares and/or upon the exercise of stock options and warrants. See “Dilution.”

General Risk Factors

Unfavorable global economic conditions could adversely affect our business, financial condition or results of operations.

Our results of operations could be adversely affected by general conditions in the global economy and in the global financial markets. Furthermore, a severe or prolonged economic downturn, including a recession or depression resulting from the current COVID-19 pandemic or political disruption could result in a variety of risks to our business, including weakened demand for our procedures or products and our ability to raise additional capital when needed on acceptable terms, if at all. A weak or declining economy or political disruption, including any international trade disputes, could also strain our manufacturers or suppliers, possibly resulting in supply disruption, or cause our customers to delay making payments for our potential products. Any of the foregoing could seriously harm our business, and we cannot anticipate all of the ways in which the political or economic climate and financial market conditions could seriously harm our business.

Our operations are vulnerable to interruption or loss due to natural or other disasters, power loss, strikes and other events beyond our control.

A major hurricane, fire or other disaster (such as a major flood, earthquake or terrorist attack) affecting our headquarters or our other facilities, or facilities of our suppliers and manufacturers, could significantly disrupt our operations, and delay or prevent product shipment or installation during the time required to repair, rebuild or replace our suppliers’ and manufacturers’ damaged facilities, which delays could be lengthy and costly. We opened a new headquarters facility in Englewood, Colorado, to support our commercial expansion, education and training programs. Our facilities, equipment and inventory would be costly to replace and could require substantial lead time to repair or replace. If any of our customers’ facilities are negatively impacted by a disaster, shipments of our products could be delayed. Additionally, customers may delay purchases of our products until operations return to normal. Even if we are able to quickly respond to a disaster, effects of the disaster could create some uncertainty in the operations of our business. Concerns about terrorism, the effects of a terrorist attack or political turmoil could have a negative effect on our operations, those of our suppliers and manufacturers and our customers.

Litigation against us could be costly and time-consuming to defend and could result in additional liabilities.

We may from time to time be subject to legal proceedings and claims that arise in the ordinary course of business or otherwise, such as claims brought by our customers in connection with commercial disputes and employment claims made by our current or former employees. Claims may also be asserted by or on behalf of a variety of other parties, including government agencies, patients or vendors of our customers, or stockholders. Further, in the past, securities class action litigation has often been brought against a company following a decline in the market price of its securities, and this risk is especially relevant to industries that experience significant stock price volatility. Any litigation involving us may result in substantial costs, operationally restrict our business, and may divert management’s attention and resources, which may negatively affect our business, financial condition and results of operations.

The requirements of being a public company may divert our management’s attention from our growth strategies and other business concerns.

As a public company, we will be subject to the reporting requirements of the Exchange Act and will be required to comply with the applicable requirements of the Sarbanes-Oxley Act and the Dodd- Frank Wall Street Reform and Consumer Protection Act of 2010, the listing requirements of the NYSE and other applicable securities rules and regulations. Compliance with these rules and regulations will increase our legal and financial compliance costs, make some activities more difficult, time consuming or costly and increase demand on our systems and resources. Among other things, the Exchange Act requires that we file annual, quarterly and current reports with respect to our business and results of operations and maintain effective disclosure controls and procedures and internal controls over financial reporting. In order to maintain and, if required, improve our disclosure controls and procedures and internal controls over financial reporting to meet this standard, significant resources and management oversight may be required. As a result, management’s attention may be diverted from executing our growth strategies and managing other business concerns and, which could have a material adverse effect on our business, financial condition and results of operations. Although we intend to hire additional employees to comply with these requirements, we may need to hire even more employees in the future, which will increase our costs and expenses. Additionally, as a public company, it will be more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. These factors could make it more difficult for us to attract and retain qualified members of our board of directors, particularly to serve on our audit committee and compensation committee, and qualified executive officers.

We will incur significant costs as a result of operating as a public company and our executive management team expects to devote substantial time to public company compliance programs.

As a public company, we will incur significant legal, accounting and other expenses due to our compliance with regulations and disclosure obligations applicable to us, including compliance with the Sarbanes-Oxley Act, as well as rules implemented by the SEC and the NYSE. Stockholder activism, the current political environment and the current high level of government intervention and regulatory reform may lead to substantial new regulations and disclosure obligations, which may lead to additional compliance costs and impact, in ways we cannot currently anticipate, the manner in which we operate our business. Our executive management team and other personnel will devote a substantial amount of time to these compliance programs and monitoring of public company reporting obligations and as a result of the new corporate governance and executive compensation related rules, regulations and guidelines prompted by the Dodd-Frank Wall Street Reform and Consumer Protection Act, and further regulations and disclosure obligations expected in the future, we will likely need to devote additional time and costs to comply with such compliance programs and rules. These rules and regulations will cause us to incur significant legal and financial compliance costs and will make some activities more time-consuming and costly.

We have identified material weaknesses in our internal control over financial reporting and may experience material weaknesses in the future or otherwise fail to maintain an effective system of internal controls in the future, as a result of which, we may not be able to accurately report our financial condition or results of operations which may adversely affect investor confidence in us and, as a result, the value of our common stock.

As a result of becoming a public company, we will be required, under Section 404 of the Sarbanes-Oxley Act to furnish a report by management on, among other things, the effectiveness of our internal control over financial reporting beginning with our Annual Report on Form 10-K for the year ended December 31, 2022. This assessment will need to include disclosure of any material weaknesses identified by our management in our internal control over financial reporting. A material weakness is a deficiency or combination of deficiencies in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of a company’s annual and interim financial statements will not be detected or prevented on a timely basis.

We are further enhancing internal controls, processes and related documentation necessary to perform the evaluation needed to comply with Section 404. We may not be able to complete our evaluation, testing and any required remediation in a timely fashion. During the evaluation and testing process, if we identify one or more material weaknesses in our internal control over financial reporting, we will be unable to assert that our internal controls are effective.

In connection with the preparation of our financial statements for the years ended December 31, 2020 and 2019, management identified certain material weaknesses in our internal control over financial reporting. A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis. The material weaknesses identified during the audit process relate to the fact that we did not design or maintain an effective control environment, with the primary contributing factor being lack of adequate staffing with the appropriate technical accounting competency, training and experience to account for more complex accounting matters. This deficiency also resulted in inconsistently established authorities and responsibilities, including inadequate segregation of duties, and also contributed to the following additional deficiencies (each of which individually represents a material weakness) in our internal control over financial reporting.

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we did not design and maintain effective controls related to manual journal entries. Specifically, certain personnel had the ability to both prepare and post manual journal entries without an independent review by someone without the ability to prepare and post manual journal entries.

•	we did not design and maintain formal accounting policies, processes and controls to analyze, account for and disclose complex transactions.

Each of the control deficiencies described above could result in a misstatement of one or more account balances or disclosures that would result in a material misstatement to the annual or interim consolidated financial statements that would not be prevented or detected. Accordingly, our management has determined that each of the control deficiencies described above constitute a material weakness.

To remedy the identified material weaknesses, we have implemented and continue to implement, several measures, including, among others:

•	hiring additional and qualified technical accounting and reporting personnel with significant knowledge and experience with U.S. GAAP and SEC financial reporting requirements;

•	establishing and designing internal financial reporting processes;

•	designing a control framework to ensure effective segregation of duties;

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formally assessing complex accounting transactions and other technical accounting and financial reporting matters including controls over the preparation and review of accounting memoranda addressing these matters; and

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implementing a new enterprise resource planning (ERP) system in 2021. We are in the process of designing and implementing controls over this ERP system to, among other things, automate certain controls, enforce segregation of duties and facilitate the review of journal entries.

If we fail to remediate the material weakness, or if we experience additional material weaknesses in the future or otherwise fail to maintain an effective system of internal controls in the future, we may not be able to accurately or timely report our financial condition or results of operations, which may adversely affect investor confidence in us and, as a result, the value of our common stock.

We cannot assure you that there will not be material weaknesses or significant deficiencies in our internal control over financial reporting in the future. Any failure to maintain internal control over financial reporting could severely inhibit our ability to accurately report our financial condition or results of operations. The effectiveness of our controls and procedures may be limited by a variety of factors, including:

•	faulty human judgment and simple errors, omissions or mistakes;

•	fraudulent action of an individual or collusion of two or more people

•	inappropriate management override of procedures; and

•	the possibility that any enhancements to controls and procedures may still not be adequate to assure timely and accurate financial control.

Our management and independent registered public accounting firm did not perform an evaluation of our internal control over financial reporting during any period in accordance with the provisions of Sarbanes-Oxley Act. Had we performed an evaluation and had our independent registered public accounting firm performed an audit of our internal control over financial reporting in accordance with the provisions of Sarbanes-Oxley Act, additional control deficiencies amounting to material weaknesses may have been identified. We are in the very early stages of the costly and challenging process of compiling the system and processing documentation necessary to perform the evaluation needed to comply with Section 404(a) of Sarbanes-Oxley Act. We may not be able to complete our evaluation, testing or any required remediation in a timely fashion. If we fail to comply with Section 404(a) or to remedy these material weaknesses or identify new material weaknesses by the time we have to issue that report, we will not be able to certify that our internal controls over financial reporting are effective, which may cause investors to lose confidence in our financial statements, and the trading price of our common stock may decline. If we fail to remedy any material weakness, our financial statements may be inaccurate, our access to the capital markets may be restricted and the trading price of our common stock may suffer.

We are subject to U.S. anti-bribery, anti-corruption, and anti-money laundering laws, including the U.S. Foreign Corrupt Practices Act, as well as export control, customs laws sanctions and other trade laws and regulations (collectively, the Trade Laws). We can face serious consequences for violations.

As we grow our international presence and global operations, we will be increasingly exposed to trade and economic sanctions and other restrictions imposed by the United States, the European Union and other governments and organizations. The U.S. Departments of Justice, Commerce, State and Treasury and other federal agencies and authorities have a broad range of civil and criminal penalties they may seek to impose against corporations and individuals for violations of economic sanctions laws, export control laws, the U.S. Foreign Corrupt Practices Act (FCPA), and other federal statutes and regulations, including those established by the Office of Foreign Assets Control (OFAC). In addition, the U.K. Bribery Act of 2010 (Bribery Act) prohibits both domestic and international bribery, as well as bribery across both private and public sectors. An organization that fails to prevent bribery by anyone associated with the organization can be charged under the Bribery Act unless the organization can establish the defense of having implemented adequate procedures to prevent bribery. These anti-corruption laws generally prohibit companies and their employees, agents and intermediaries from authorizing, promising, offering or providing, directly or indirectly, corrupt or improper payments or anything else of value to recipients in the public or private sector. We can be held liable for the corrupt or illegal activities of our agents and intermediaries, even if we do not explicitly authorize or have actual knowledge of such activities. We are also subject to other U.S. laws and regulations governing export controls, as well as economic sanctions and embargoes on certain countries and persons.

Violations of Trade Laws can result in substantial criminal fines and civil penalties, imprisonment, the loss of trade privileges, debarment, tax reassessments, breach of contract and fraud litigation, reputational harm and other consequences. Likewise, any investigation of potential violations of Trade Laws could also have an adverse impact on our reputation, our business, results of operations and financial condition.

We cannot assure you that our policies and procedures are or will be sufficient or that directors, officers, employees, representatives, consultants and agents have not engaged and will not engage in conduct for which we may be held responsible, nor can we assure you that our business partners have not engaged and will not engage in conduct that could materially affect their ability to perform their contractual obligations to us or even result in our being held liable for such conduct. Violations of the FCPA, OFAC restrictions, the Bribery Act or other export control, anti-corruption, anti-money laundering and anti-terrorism laws or regulations may result in severe criminal or civil sanctions, and we may be subject to other liabilities, which could negatively affect our business, financial condition and results of operations.

We, along with our suppliers, are dependent on various information technology systems, and failures of, interruptions to, or unauthorized tampering of those systems could have a material adverse effect on our business.

We and our suppliers rely extensively on information technology systems, networks and services, including internet sites, data hosting and processing facilities and tools, physical security system and other hardware, software and technical applications and platforms, some of which are managed, hosted, provided or used by third-parties or their vendors, to conduct business. These systems include, but are not limited to, ordering and managing materials from suppliers, converting materials to finished products (suppliers), shipping products to customers, processing transactions, summarizing and reporting results of operations, complying with regulatory, legal or tax requirements, providing data security and other processes necessary to manage our business.

A significant breakdown, invasion, corruption, destruction or interruption of critical information technology systems or infrastructure, by our workforce, others with authorized access to our systems or unauthorized persons could negatively impact operations. The use of cloud-based computing creates opportunities for the unintentional dissemination or intentional destruction of confidential information stored in our or our third-party providers’ systems, portable media or storage devices. Despite the implementation of security measures, our internal computer systems and those of our contractors, consultants and collaborators are vulnerable to damage from cyberattacks, “phishing” attacks, intentional or accidental actions or omissions to act that cause vulnerabilities, computer viruses, unauthorized access, natural disasters, terrorism, war and telecommunication and electrical failures. Attacks upon information technology systems are increasing in their frequency, levels of persistence, sophistication and intensity, and are being conducted by sophisticated and organized groups and individuals with a wide range of motives and expertise. As a result of the COVID-19 pandemic, we may also face increased cybersecurity risks due to our reliance on internet technology and the number of our employees who are working remotely, which may create additional opportunities for cybercriminals to exploit vulnerabilities. Furthermore, because the techniques used to obtain unauthorized access to, or to sabotage, systems change frequently and often are not recognized until launched against a target, we may be unable to anticipate these techniques or implement adequate preventative measures. We may also experience security breaches that may remain undetected for an extended period. If our systems are damaged or cease to function properly due to any number of causes, ranging from catastrophic events to power outages to security breaches, and our business continuity plans do not effectively compensate timely, we may suffer interruptions in our ability to manage operations, and would also be exposed to a risk of loss, including financial assets or litigation and potential liability, which could materially adversely affect our business, financial condition, results of operations and prospects.

We cannot assure you that any limitations of liability provisions in our contracts would be enforceable or adequate or would otherwise protect us from any liabilities or damages with respect to any particular claim relating to a security lapse or breach. While we maintain certain insurance coverage, including cyber insurance, our insurance may be insufficient or may not cover all liabilities incurred by such attacks. We also cannot be certain that our insurance coverage will be adequate for data handling or data security liabilities actually incurred, that insurance will continue to be available to us on economically reasonable terms, or at all, or that any insurer will not deny coverage as to any future claim. The successful assertion of one or more large claims against us that exceeds available insurance coverage, or the occurrence of changes in our insurance policies, including premium increases or the imposition of large deductible or co-insurance requirements, could have a material adverse effect on our business, including our financial condition, operating results and reputation.

Our insurance policies are expensive and protect us only from some business risks, which leaves us exposed to significant uninsured liabilities.

We do not carry insurance for all categories of risk that our business may encounter. We presently have general liability, workers’ compensation, directors’ and officers’ and product liability insurance coverage, which is subject to deductibles and coverage limitations. If we are unable to obtain insurance at an acceptable cost or on acceptable terms or otherwise protect against potential product liability claims, we could be exposed to significant liabilities. A product liability claim, recall or other claim with respect to uninsured liabilities or for amounts in excess of insured liabilities could negatively affect our business, financial condition and results of operations. We do not carry specific hazardous waste insurance coverage, and our property, casualty and general liability insurance policies specifically exclude coverage for damages and fines arising from hazardous waste exposure or contamination. Accordingly, we could be held liable for damages or be penalized with fines in an amount exceeding our resources, and our clinical trials or regulatory approvals could be suspended. Additionally, we do not carry cyber insurance, which may expose us to certain potential losses for damages or result in penalization with fines in an amount exceeding our resources.

We also expect that operating as a public company will make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. As a result, it may be more difficult for us to attract and retain qualified people to serve on our board of directors, on our board committees or as executive officers. We do not know, however, if we will be able to maintain existing insurance with adequate levels of coverage. Any significant uninsured liability may require us to pay substantial amounts, which would negatively affect our business, financial condition and results of operations.

Our results may be impacted by changes in foreign currency exchange rates.

A significant proportion of our sales are outside of the United States, and a majority of those are denominated in foreign currencies, which exposes us to foreign currency risks, including changes in currency exchange rates. We do not currently engage in any hedging transactions. If we are unable to address these risks and challenges effectively, our international operations may not be successful, and our business could be harmed.

Governmental export or import controls could limit our ability to compete in foreign markets and subject us to liability if we violate them.

Our products may be subject to U.S. export controls. Governmental regulation of the import or export of our products, or our failure to obtain any required import or export authorization for our products, when applicable, will harm our international sales and adversely affect our revenue. Compliance with applicable regulatory requirements regarding the export of our products may create delays in the introduction of our products in international markets or, in some cases, prevent the export of our products to some countries altogether. Furthermore, U.S. export control laws and economic sanctions prohibit the shipment of certain products and services to countries, governments and persons targeted by U.S. sanctions. If we fail to comply with export and import regulations and such economic sanctions, we may be fined or other penalties could be imposed, including a denial of certain export privileges. Moreover, any new export or import restrictions, new legislation or shifting approaches in the enforcement or scope of existing regulations, or in the countries, persons or technologies targeted by such regulations, could result in decreased use of our products by, or in our decreased ability to export our products to existing or potential customers with international operations. Any decreased use of our products or limitation on our ability to export or sell access to our products would likely negatively affect our business, financial condition and results of operations.

Changes in tax laws or regulations that are applied adversely to us or our customers may seriously harm our business.

New income, sales, use or other tax laws, statutes, rules, regulations or ordinances could be enacted at any time, which could affect the tax treatment of any of our future domestic and foreign earnings. Any new taxes could adversely affect our domestic and international business operations, and our business and financial performance. Further, existing tax laws, statutes, rules, regulations or ordinances could be interpreted, changed, modified or applied adversely to us, possibly on a retroactive basis.

Our ability to use net operating losses to offset future taxable income may be subject to certain limitations.

Under Sections 382 and 383 of the Internal Revenue Code of 1986, as amended, and corresponding provisions of state law, if a corporation undergoes an “ownership change,” generally defined as a cumulative change of more than 50 percentage points (by value) in its equity ownership by certain stockholders over a three-year period, the corporation’s ability to use its pre-change net operating loss carryforwards (the NOLs) and other pre-change tax attributes (such as research tax credits) to offset its post-change income or taxes may be limited. We may have experienced ownership changes in the past, and we may experience ownership changes in connection with this equity offering or as a result of future shifts in our equity ownership, some of which may be outside our control. As a result, our ability to use our pre-change federal NOLs and other tax attributes to offset future taxable income and taxes could be subject to limitations. For these reasons, we may not be able to utilize a material portion of the NOLs, even if we achieve profitability, which could adversely affect our business, financial condition and cash flows.

As international expansion of our business occurs, it will expose us to market, regulatory, political, operational, financial and economic risks associated with doing business outside of the United States.

Our long-term strategy is to increase our international presence. This strategy may include establishing and maintaining physician outreach and education capabilities outside of the United States and expanding our relationships with international payers. Doing business internationally involves a number of risks, including:

•	difficulties in staffing and managing our international operations;

•	increased competition as a result of more products and procedures receiving regulatory approval or otherwise free to market in international markets;

•	export restrictions, trade regulations and foreign tax laws;

•	fluctuations in currency exchange rates;

•	difficulties in developing effective marketing campaigns in unfamiliar foreign countries;

•

multiple, conflicting and changing laws and regulations such as tax laws, privacy laws, export and import restrictions, employment laws, regulatory requirements and other governmental approvals, permits and licenses;

•	reduced or varied protection for intellectual property rights in some countries;

•	obtaining foreign certification and regulatory clearance where required in various countries;

•	requirements to maintain data and the processing of that data on servers located within such countries;

•	complexities associated with managing multiple payer reimbursement regimes, government payers or patient self-pay systems;

•	customs clearance and shipping delays;

•	limits on our ability to penetrate international markets if there is a preference for locally produced products or if we are required to manufacture our products locally;

•

financial risks, such as longer payment cycles, difficulty collecting accounts receivable, foreign tax laws and complexities of foreign value-added tax systems, the effect of local and regional financial pressures on demand and payment for our products and exposure to foreign currency exchange rate fluctuations;

•	restrictions on the site-of-service for use of our products and the economics related thereto for physicians, providers and payers;

•

natural disasters, political and economic instability, including wars, terrorism, political unrest, outbreak of disease (including the impact of the COVID-19 pandemic), boycotts, curtailment of trade and other market restrictions; and

•

regulatory and compliance risks that relate to maintaining accurate information and control over activities subject to regulation under the United States Foreign Corrupt Practices Act of 1977, or FCPA, U.K. Bribery Act of 2010 and comparable laws and regulations in other countries.

Any of these factors could significantly harm our future international expansion and operations and, consequently, have a material adverse effect on our business, financial condition and results of operations.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements. All statements other than statements of historical facts contained in this prospectus, including statements regarding our future results of operations and financial position, future revenue, business strategy, prospects, product candidates, planned and ongoing preclinical studies and clinical trials, results of preclinical studies and clinical trials, research and development costs, regulatory approvals, timing and likelihood of success, as well as plans and objectives of management for future operations, are forward-looking statements. In some cases, you can identify forward-looking statements by our use of forward-looking terminology such as “anticipate,” “believe,” “contemplate,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “might,” “plan,” “potential,” “predict,” “project,” “seek,” “should,” “target,” “vision,” “will,” or “would,” or the negative thereof or other variations thereon or comparable terminology, although not all forward-looking statements contain these words. Forward-looking statements include, but are not limited to, those we make regarding the following matters:

•	the expected growth of our business and our organization;

•	estimates of our total addressable market and our expectations about market trends;

•	our business model and strategic plans for our products, technologies, including our Smart 28 initiatives, and business, including our implementation thereof;

•	whether we are able to achieve commercial success and market acceptance for our products;

•	our expectations regarding competitive companies and technologies and our industry generally;

•

the impact on our business, financial condition and results of operation from the ongoing COVID-19 pandemic, or any other pandemic, epidemic or outbreak of an infectious disease in the United States or worldwide;

•	our ability to manage and grow our business by expanding our commercial organization and increasing our sales to existing and new customers in current and new geographies;

•	our expectations regarding government and third-party payor coverage and reimbursement;

•	our ability to manufacture sufficient quantities of our products with sufficient quality;

•	our ability to accurately forecast customer demand for our products and manage our inventory;

•	our ability to establish and maintain intellectual property protection for our products or avoid future claims of infringement;

•	FDA or other U.S. or foreign regulatory actions affecting us or the healthcare industry generally, including healthcare reform measures in the United States;

•	the timing or likelihood of regulatory filings and approvals;

•	our ability to hire and retain key personnel;

•	our ability to obtain additional financing in this or future offerings;

•	our plans to conduct further clinical trials;

•	the volatility of the trading price of our common stock;

•	our expectations regarding the use of proceeds from this offering;

•	our compliance with extensive NYSE requirements and government laws, rules and regulations both in the United States and internationally; and

•	our expectations regarding the time during which we will be an emerging growth company under the JOBS Act.

The preceding list is not intended to be an exhaustive list of all of our forward-looking statements. We have based these forward-looking statements on our current expectations, assumptions, estimates and projections about future events and financial trends that we believe may affect our business, financial condition and results of operations. While we believe these expectations, assumptions, estimates and projections are reasonable, such forward-looking statements are only predictions and involve known and unknown risks and uncertainties, many of which are beyond our control. These and other important factors, including those discussed in this prospectus under the headings “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business,” may cause our actual results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied by these forward-looking statements. Furthermore, the potential impact of the COVID-19 pandemic on our business operations and financial results and on the world economy as a whole may heighten the risks and uncertainties that affect our forward-looking statements described above. Moreover, we operate in a very competitive and rapidly evolving environment. New risk factors and uncertainties may emerge from time to time, and it is not possible for management to predict all risk factors and uncertainties. Given these risks and uncertainties, you are cautioned not rely on such forward-looking statements as predictors of future events. The forward-looking statements included elsewhere in this prospectus are not guarantees of future performance and our actual results of operations, financial condition and liquidity, and the development of the industry in which we operate, may differ materially from the forward-looking statements included elsewhere in this prospectus. In addition, even if our results of operations, financial condition and liquidity, and events in the industry in which we operate, are consistent with the forward-looking statements included elsewhere in this prospectus, they may not be predictive of results or developments in future periods.

Any forward-looking statement that we make in this prospectus speaks only as of the date of such statement. Except as required by law, we do not undertake any obligation to update or revise, or to publicly announce any update or revision to, any of the forward-looking statements, whether as a result of new information, changed circumstances, future events or otherwise, after the date of this prospectus.

USE OF PROCEEDS

We estimate that the net proceeds to us from the sale of shares of our common stock in this offering will be approximately $             million (or approximately $             million if the underwriters exercise their option to purchase                 additional shares in full), assuming an initial public offering price of $            per share, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

Each $1.00 increase (decrease) in the assumed initial public offering price of $            per share, the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) the net proceeds to us from this offering by approximately $            million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting underwriting discounts and estimated offering expenses payable by us. Each increase (decrease) of 1.0 million shares in the number of shares sold in this offering by us, as set forth on the cover page of this prospectus, would increase (decrease) the net proceeds to us from this offering by approximately $            million, assuming an initial public offering price of $            per share, the midpoint of the price range set forth on the cover page of this prospectus, remains the same, and after deducting underwriting discounts and estimated offering expenses payable by us. The information discussed above is illustrative only and will adjust based on the actual initial public offering price and other terms of this offering determined at pricing.

The principal purposes of this offering are to obtain additional capital to support our operations, to create a public market for shares of our common stock, to facilitate our future access to the public equity markets and to increase awareness of our company among potential customers. We intend to use the net proceeds from this offering for working capital and general corporate purposes. We may also use a portion of the net proceeds from this offering to acquire or invest in products, technologies or businesses that are complementary to our business. However, we currently have no agreements or commitments to complete any such transaction.

The expected use of net proceeds from this offering represents our intentions based upon our present plans and business conditions, which could change in the future as or plans and business conditions evolve. We may find it necessary or advisable to use the net proceeds for other purposes, and we will have broad discretion in the application of the net proceeds. Pending the uses described above, we plan to invest the net proceeds from this offering in short- and intermediate-term, interest-bearing obligations, investment-grade instruments or other securities.

CAPITALIZATION

The following table summarizes our cash and our consolidated capitalization as of June 30, 2021:

•	on an actual basis; and

•

on a pro forma basis to give effect to (i) the conversion of all outstanding shares of our convertible preferred stock into 4,084,240 shares of common stock immediately prior to the closing of this offering, and (ii) the filing and effectiveness of our third amended and restated certificate of incorporation in connection with the closing of this offering; and

•

on a pro forma as adjusted basis, to give effect to (i) the pro forma adjustments described above as well as (ii) the sale and issuance by us of                  shares of our common stock in this offering at the initial public offering price of $             per share, the midpoint of the price range set forth on the cover page of this prospectus, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

The pro forma and as adjusted pro forma information below is illustrative only and our capitalization following the closing of this offering will be adjusted based on the actual initial public offering price and other terms of this offering determined at the pricing of this offering. You should read this information in conjunction with the sections titled “Use of Proceeds,” “Selected Consolidated Financial and Operating Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and the accompanying notes thereto included elsewhere in this prospectus.

	As of June 30, 2021
	Actual	Pro Forma	Pro Forma As Adjusted
	(dollars in thousands, except per share data)
Cash	$16,044		$

Long term debt	22,118

Convertible preferred series equity:
Series A convertible preferred stock, $0.01 par value, $0 cumulative preferred dividends, 2,762,500 shares authorized, issued and outstanding	4,250
Series B convertible preferred stock, $0.01 par value, $1,754 cumulative preferred dividends, 1,321,740 shares authorized, issued and outstanding	37,784

Stockholders’ equity:

Preferred stock, $0.01 par value per share; no shares authorized, issued or outstanding, actual; shares authorized, no shares issued or outstanding, pro forma and pro forma as adjusted	—
Common stock; $0.01 par value per share; 14,937,569 shares authorized, 9,576,566 shares issued and 9,393,861 shares outstanding actual; shares authorized, shares issued and outstanding pro forma, and shares issued and outstanding, pro forma as adjusted	94

Additional paid-in capital	25,547
Accumulated other comprehensive income	369
Retained earnings	9,065
Treasury stock, at cost; 182,705 shares	(5,983)

Total stockholders’ equity	29,092

Total capitalization	$93,244		$

A $1.00 increase (decrease) in the assumed initial public offering price of $             per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) the pro forma as adjusted amount of each of cash, additional paid-in capital, total stockholders’ equity and total capitalization by approximately $             million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, an increase (decrease) of 1.0 million shares in the number of shares offered by us at the assumed initial public offering price of $            per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) the pro forma as adjusted amount of each of cash, additional paid-in capital, total stockholders’ equity and total capitalization by approximately $            million, assuming the shares of our common stock offered by this prospectus are sold at the assumed initial public offering price of $             per share, which is the midpoint of the price range set forth on the cover page of this prospectus, and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

The table above excludes:

•	994,296 shares of our common stock issuable upon the exercise of options outstanding as of June 30, 2021, at a weighted-average exercise price of $23.89 per share;

•	83,000 shares of common stock issuable upon exercise of options granted after June 30, 2021, at a weighted average exercise price of $68.53 per share;

•	495,100 shares of our common stock that remain available for issuance under our 2011 Plan as of June 30, 2021;

•

                 shares of our common stock reserved for future issuance under our 2021 Plan, which will become effective upon the effectiveness of the registration statement of which this prospectus forms a part, as well as any automatic increases in the number of shares of common stock reserved for issuance under this plan; and

•

                shares of our common stock reserved for future issuance under our ESPP, which will become effective upon the effectiveness of the registration statement of which this prospectus forms a part, as well as any automatic increases in the number of shares of common stock reserved for issuance under this plan.

DIVIDEND POLICY

We have never declared or paid any cash dividends on our capital stock. We currently intend to retain future earnings, if any, to finance the operation and expansion of our business and do not anticipate paying any cash dividends in the foreseeable future. Any future determination related to our dividend policy will be made at the discretion of our board of directors after considering our financial condition, results of operations, current and anticipated capital requirements, business prospects and other factors our board of directors deems relevant, and subject to the restrictions contained in any future financing instruments. In addition, our ability to pay cash dividends is currently restricted by the terms of the agreements governing our term debt and revolving debt credit facilities. Our ability to pay cash dividends on our capital stock in the future may also be limited by the terms of any preferred securities we may issue or agreements governing any additional indebtedness we may incur.

DILUTION

If you invest in our common stock in this offering, your interest will be immediately and substantially diluted to the extent of the difference between the amount per share paid by purchasers of shares of our common stock in this initial public offering and the as adjusted net tangible book value per share of our common stock immediately after this offering.

As of June 30, 2021, our historical net tangible book value (deficit) was $            million, or $             per share of common stock. Our historical net tangible book value (deficit) represents our total tangible assets less total liabilities or our convertible preferred stock, which is not included within stockholders’ equity.

As of June 30, 2021, our pro forma net tangible book value (deficit) was $             million, or $             per share. As adjusted net tangible book value per share represents the amount of our total tangible assets reduced by the amount of our total liabilities and divided by the total number of shares of our common stock outstanding as of June 30, 2021 after giving effect to the conversion of all outstanding shares of our convertible preferred stock into shares of common stock immediately prior to the closing of this offering. Pro forma net tangible book value per share represents our pro forma net tangible book value divided by the number of shares of our common stock outstanding as of June 30, 2021, after giving effect to the pro forma adjustments described above.

After giving further effect to our sale of                  shares of our common stock in this offering at an assumed initial public offering price of $             per share, the midpoint of the price range set forth on the cover page of this prospectus, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value as of June 30, 2021 would have been approximately $             million, or $             per share. This represents an immediate increase in pro forma net tangible book value of $             per share to our existing stockholders and an immediate dilution in pro forma net tangible book value of approximately $             per share to new investors purchasing shares of our common stock in this offering.

The following table illustrates this dilution on a per share basis to new investors:

Assumed initial public offering price per share of common stock		$
Historical net tangible book value (deficit) per share as of June 30, 2021	$
Increase in net tangible book value (deficit) per share attributable to the pro forma effects described above
Pro forma net tangible book value (deficit) per share as of June 30, 2021
Increase in book value per share attributable to new investors purchasing common stock in this offering
Pro forma as adjusted net tangible book value per share
Dilution per share to new investors in this offering		$

Each $1.00 increase (decrease) in the assumed initial offering price of $             per share, the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) our pro forma as adjusted net tangible book value by $            , or $             per share, and the dilution per share of common stock to new investors in this offering by $             per share, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting underwriting discounts and estimated offering expenses payable by us. An increase of 1.0 million shares in the number of shares of common stock offered by us, as set forth on the cover page of this prospectus, would increase the pro forma as adjusted net tangible book value per share by $            and decrease the dilution per share to new investors by $            , assuming no change in the assumed initial public offering price and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. A decrease of 1.0 million shares in the number of shares of common stock offered by us, as set forth on the cover page of this prospectus, would

decrease the pro forma as adjusted net tangible book value per share by $            and increase the dilution per share to new investors by $            , assuming no change in the assumed initial public offering price and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

The following table summarizes, as of June 30, 2021 and after giving effect to the pro forma as adjusted adjustments described above, the difference among existing stockholders and new investors purchasing shares of our common stock in this offering with respect to the number of shares purchased from us, the total consideration paid to us and the average price per share paid by our existing stockholders or to be paid by investors purchasing shares in this offering at the initial public offering price of $             per share, which is the midpoint of the price range set forth on the cover page of this prospectus, before deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

	Shares Purchased			Total Consideration			Average Price Per Share
	Number	Percent		Amount	Percent
Existing stockholders			%	$		%	$
New investors

Total		100%		$	100%

Each $1.00 increase (decrease) in the assumed initial public offering price of $             per share, the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) total consideration paid by new investors by $            million and total consideration paid by all stockholders and average price per share paid by all stockholders by $            million and $             per share, respectively, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. An increase (decrease) of 1.0 million shares in the number of shares offered by us, as set forth on the cover page of this prospectus, would increase (decrease) total consideration paid by new investors by $            million and total consideration paid by all stockholders and average price per share paid by all stockholders by $            million and $             per share, respectively, assuming the assumed initial public offering price remains the same, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

The table above assumes the underwriters do not exercise their option to purchase additional shares in this offering. If the underwriters fully exercise their option to purchase                 additional shares of our common stock in this offering, the pro forma as adjusted net tangible book value per share would be $            per share and the dilution to new investors in this offering would be $             per share. If the underwriters fully exercise their option, the number of shares held by new investors will increase to                 shares of our common stock, or approximately    % of the total number of shares of our common stock outstanding after this offering.

The information presented in the tables and discussions above excludes:

•	994,296 shares of our common stock issuable upon the exercise of options outstanding as of June 30, 2021, at a weighted-average exercise price of $23.89 per share;

•	83,000 shares of common stock issuable upon exercise of options granted after June 30, 2021, at a weighted average exercise price of $68.53 per share;

•	495,100 shares of our common stock that remain available for issuance under our 2011 Plan as of June 30, 2021;

•

                 shares of our common stock reserved for future issuance under our 2021 Plan, which will become effective upon the effectiveness of the registration statement of which this prospectus forms a part, as well as any automatic increases in the number of shares of common stock reserved for issuance under this plan; and

•

                shares of our common stock reserved for future issuance under our ESPP, which will become effective upon the effectiveness of the registration statement of which this prospectus forms a part, as well as any automatic increases in the number of shares of common stock reserved for issuance under this plan.

To the extent any options or similar rights are granted and exercised in the future, there may be additional economic dilution to new investors. Furthermore, we may choose to raise additional capital through the sale of equity or convertible debt securities due to market conditions or strategic considerations even if we believe we have sufficient funds for our current or future operating plans. New investors will experience further dilution if any of our outstanding options are exercised, new options are issued and exercised under our equity incentive plans or we issue additional shares of common stock, other equity securities or convertible debt securities for lower consideration per share than in this offering in the future.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations together with the section titled “Selected Financial Data” and our financial statements and related notes thereto included elsewhere in this prospectus. This discussion and other parts of this prospectus contain forward-looking statements that involve risks and uncertainties, such as statements of our plans, objectives, expectations and intentions that are based on the beliefs of our management, as well as assumptions made by, and information currently available to, our management. Our actual results could differ materially from those discussed in these forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, those discussed in the section titled “Risk Factors.” Please also see the section titled “Special Note Regarding Forward-Looking Statements.”

Overview

We are a leading medical device company exclusively focused on the foot and ankle orthopedic market and we are dedicated to improving patient lives. Our innovative orthopedic solutions, procedural approaches and instrumentation cover a wide range of foot and ankle ailments including fracture fixation, bunions, hammertoe, ankle, progressive collapsing foot deformity (PCFD) or flatfoot, charcot foot and orthobiologics. To treat these painful, debilitating or even life-threatening conditions, we provide a comprehensive portfolio of solutions that includes surgical implants and disposables, as well as surgical instrumentation. Our broad suite of surgical solutions comprises 72 product systems, including approximately 8,700 SKUs to help fit the specific needs of each patient. We design each of our products with both the patient and surgeon in mind, with the goal of improving outcomes, reducing ailment recurrence and complication rates, and making the procedures simpler, consistent and reproducible. We believe our passion, expertise, and exclusive focus in the foot and ankle market has allowed us to better understand the needs of our patients and physicians, which has enabled us to create innovations and enhanced solutions that disrupt and transform the foot and ankle market. As a result, we have experienced significant growth and momentum in our business.

We established Paragon 28 in 2010 as a company exclusively dedicated to the foot and ankle market. Since then, we have developed a comprehensive portfolio of foot and ankle surgical systems and procedural techniques designed to address the primary conditions requiring treatment in the foot and ankle, including fracture fixation; bunions; hammertoe; ankle; PCFD or flatfoot; charcot foot; and orthobiologics.

Our broad commercial footprint spans across all 50 United States and 23 other countries. In the United States we primarily sell to hospitals and ambulatory surgery centers through a network of primarily independent sales representatives, the majority of whom are exclusive. Outside the United States we primarily sell to hospitals and ambulatory surgery centers through a network of sales representatives and stocking distributors. We plan to efficiently grow our sales organization and network to expand into new territories in the United States. We are also highly focused on expanding our global network by expanding our sales footprint in existing and select new international markets based on our assessment of size and opportunity.

We currently leverage multiple third-party manufacturing relationships to ensure low cost production while maintaining a capital efficient business model. We have multiple sources of supply for many of our surgical solutions’ critical components. Nearly all of our supply agreements do not have minimum manufacturing or purchase obligations. As such, we generally do not have any obligation to buy any given quantity of products, and our suppliers generally have no obligation to sell to us or to manufacture for us any given quantity of our products or components for our products. In most cases, we have redundant manufacturing capabilities for each of our products. Except during the height of the COVID-19 pandemic, we have not experienced any significant difficulty obtaining our products or components for our products necessary to meet demand, and we have only experienced limited instances where our suppliers had difficulty supplying products by the requested delivery date. We believe manufacturing capacity is sufficient to meet market demand for our products for the foreseeable future.

Our revenue has increased from 2015 to 2020 at a CAGR of 42%. Prior to the COVID-19 related surgical disruption in 2020, our net revenue increased from $19.4 million in 2015 to $106.3 million in 2019, or a CAGR of 52%. Our net revenue increased from $106.3 million in 2019 to $111.0 million in 2020 and from $45.7 million for the six months ended June 30, 2020 to $68.8 million for the six months ended June 30, 2021. Net income increased from $3.1 million in 2019 to $3.5 million in 2020 and net loss decreased from $4.5 million for the six months ended June 30, 2020 to $2.4 million for the six months ended June 30, 2021. Adjusted EBITDA increased from $8.6 million in 2019 to $13.8 million in 2020 and from $1.2 million for the six months ended June 30, 2020 to $3.9 million for the six months ended June 30, 2021. We believe our financial discipline has allowed us to achieve positive Adjusted EBITDA annually since 2015. Adjusted EBITDA is not a financial measure under U.S. generally accepted accounting principles (GAAP). See “—Non-GAAP Financial Measures” for an explanation of how we compute this non-GAAP financial measure and for the reconciliation to the most directly comparable GAAP financial measure.

As of December 31, 2020 and June 30, 2021, we had cash of $17.5 million and $16.0 million and retained earnings of $12.4 million and $9.1 million, respectively. Our primary sources of capital to date have been from the sale of our products, private placements of our convertible preferred securities and the incurrence of indebtedness. We believe that our existing cash, available debt borrowings and expected operating cash flows will be sufficient to meet our capital requirements and fund our operations for at least the next 12 months. Based upon our current operating plan, we believe that the net proceeds from this offering, together with our existing cash, will enable us to fund our operating expenses and capital expenditure requirements for at least the next twelve months from the date of this offering.

We have invested heavily in both research and development and expansion of our sales and marketing functions and expect to continue to make substantial investments in these areas. Moreover, we expect to incur additional expenses as a result of operating as a public company, including expenses related to compliance with the rules and regulations of the United States Securities and Exchange Commission (SEC) and those of the NYSE, additional insurance expenses, investor relations activities and other administrative and professional services. As a result of these and other factors, we may require additional financing to fund our operations and planned growth. We may also seek additional financing opportunistically. We may seek to raise any additional capital by entering into partnerships or through public or private equity offerings or debt financings, credit or loan facilities or a combination of one or more of these funding sources. If we raise additional funds by issuing equity securities, our stockholders may experience dilution.

Factors Affecting Our Results of Operations

We believe our performance and continued success depend on several factors that present significant opportunities. These factors include:

Investments in Product Development and Innovation, including Smart 28

We expect to continue to focus on long-term revenue growth through investments in our business. In research and development, our team is continually working on new products and iterations of our existing products. Further, we anticipate we will continue to invest significantly in our Smart 28 initiatives in order to improve patient outcomes by augmenting existing products and creating new products and related services that employ advanced technologies. We are committed to continuously expanding our portfolio of foot and ankle solutions and to bring next-generation products to market. While research and development and clinical testing are time consuming and costly, we believe expanding into new indications, implementing product improvements and continuing to demonstrate the efficacy, safety and cost effectiveness of our products through clinical data are all critical to increasing the adoption of our solutions. We continue to invest in programs to educate physicians who treat foot and ankle about the advantage of products. Accordingly, in the near term, we expect these activities to increase our operating expenses, but in the longer term we anticipate they will positively impact our business and results of operations.

Continued Commercial Expansion in the United States and International Markets

In sales and marketing, we are also dedicating meaningful resources to expand our commercial team in the United States and in international markets. Our top commercial priorities in the United States include sales force expansion, expansion of our surgeon customer base, sales force channel productivity and increasing surgeon utilization. Our top commercial priorities in the international markets include expanding our market share in existing countries and targeting new countries where we can maximize strong average selling price (ASP) and margins. Our current expansion targets include Brazil, Colombia, Japan, Mexico, Sweden, Taiwan and Costa Rica, and we are exploring potential future opportunities in India, China and Russia. This process requires significant education and training for our commercial team to achieve the level of technical competency with our products that is expected by physicians and to gain experience building demand for our products. Upon completion of the training, our commercial team typically requires time in the field to grow their network of accounts and increase their productivity to the levels we expect. Successfully recruiting, training and retaining additional sales representatives will be required to achieve growth, which will require significant investments by us.

Continued and Expanded Access to Hospital Facilities

In the United States, in order for physicians to use our products, the hospital facilities where these physicians treat patients often require us to enter into purchasing contracts directly with the hospital facilities or with the GPOs of which the hospital facilities are members. This process can be lengthy and time-consuming and requires extensive negotiations and management time. In markets outside the United States, we may be required to engage in a contract bidding process in order to sell our products, where the bidding processes are only open at certain periods of time, and we may not be successful in the bidding process.

Reimbursement and Coverage Decisions by Third-Party Payors

Healthcare providers in the U.S. generally rely on third-party payors, principally federal Medicare, state Medicaid and private health insurance plans, to cover and reimburse all or part of the cost of our products. The revenue we are able to generate from sales of our products depends in large part on the availability of reimbursement from such payors. These payors may deny reimbursement if they determine that the device or procedure was not medically necessary for the patient and used in accordance with the payor’s coverage policy. A significant component of our commercial efforts includes working with private payors to ensure positive coverage decisions for our products.

Inventory, Surgical Instrumentation and Supply Chain Management

Given the large variety and number of products we sell, in order to market and sell them effectively, we must maintain significant levels of inventory and surgical instrumentation. As a result, a significant amount of cash is expended for inventory and surgical instrumentation. There may also be times in which we determine that our inventory does not meet our product requirements. We may also over- or underestimate the quantities of required components, in which case we may expend extra resources or be constrained in the amount of end product that we can procure. These factors subject us to the risk of obsolescence and expiration, which may lead to impairment charges. The sum of the charges for the items listed above were $1.7 million and $7.5 million for the years ended December 31, 2019 and 2020, respectively and $1.6 million and $1.1 million for the six months ended June 30, 2020 and 2021, respectively. Additionally, as we release later generations of products that contain advancements or additional features, the earlier generations may become obsolete.

Seasonality

We have experienced and expect to continue to experience seasonality in our business, with our highest sales volumes in the U.S. occuring in the fourth calendar quarter. Our U.S. sales volumes in the fourth calendar quarter tend to be higher as many patients elect to have surgery after meeting their annual deductible and having time to recover over the winter holidays.

Impact of COVID-19 Pandemic

In response to COVID-19, certain states within the United States implemented shelter-in-place rules requiring certain businesses not deemed “essential,” to close and requiring elective procedures to be delayed. As a result, our revenue growth was adversely impacted particularly from March 2020 through May 2020 when such shelter-in-place restrictions were largely eased. There is significant uncertainty around the breadth and duration of business disruptions related to COVID-19, as well as its impact on the United States and international economies. Further, the prevalence of new and potentially more contagious variants, such as the Delta variant, continue to create uncertainty for the duration and impact of the pandemic. The COVID-19 pandemic continues to have a material impact on our business and we cannot reasonably estimate the length or severity of this pandemic and its impact on the number of surgical procedures, in particular elective procedures, that are performed.

Non-GAAP Financial Measures

Use of Non-GAAP Financial Measures and Their Limitations

In addition to our results and measures of performance determined in accordance with U.S. GAAP, we believe that certain non-GAAP financial measures are useful in evaluating and comparing our financial and operational performance over multiple periods, identifying trends affecting our business, formulating business plans and making strategic decisions.

Adjusted EBITDA is a key performance measure that our management uses to assess our financial performance and is also used for internal planning and forecasting purposes.

We believe that Adjusted EBITDA, together with a reconciliation to net income, helps identify underlying trends in our business and helps investors make comparisons between our company and other companies that may have different capital structures, tax rates, or different forms of employee compensation. Accordingly, we believe that Adjusted EBITDA provides useful information to investors and others in understanding and evaluating our operating results, enhancing the overall understanding of our past performance and future prospects, and allowing for greater transparency with respect to a key financial metric used by our management in its financial and operational decision-making. Our use of Adjusted EBITDA has limitations as an analytical tool, and you should not consider these measures in isolation or as a substitute for analysis of our financial results as reported under U.S. GAAP. Some of these potential limitations include:

•

other companies, including companies in our industry which have similar business arrangements, may report Adjusted EBITDA, or similarly titled measures but calculate them differently, which reduces their usefulness as comparative measures;

•

although depreciation and amortization expenses are non-cash charges, the assets being depreciated and amortized may have to be replaced in the future, and Adjusted EBITDA does not reflect cash capital expenditures for such replacements or for new capital expenditure requirements;

•	Adjusted EBITDA also does not reflect changes in, or cash requirements for, our working capital needs or the potentially dilutive impact of stock based compensation; and

•	Adjusted EBITDA does not reflect the interest expense, or the cash requirements necessary to service interest or principal payments, on our debt that we may incur.

Because of these and other limitations, you should consider our non-GAAP measures only as supplemental to other GAAP-based financial measures. For a full reconciliation of Adjusted EBITDA to the most comparable GAAP financial measure, please see “—Reconciliation Between GAAP and Non-GAAP Measure.”

Reconciliation Between GAAP and Non-GAAP Measure

We define Adjusted EBITDA as net income before interest expense, income tax expense, depreciation and amortization, stock-based compensation expense and non-recurring expenses. For a full reconciliation of Adjusted EBITDA for the years ended December 31, 2020 and 2019 and the six months ended June 30, 2021 and 2020 to the most comparable GAAP financial measure, please see the following table.

	Six Months Ended June 30,		Year Ended December 31,
	2021	2020	2020	2019
	(in thousands)
Net Income	$(2,411)	$(4,475)	$3,498	$3,117
Interest expense	601	462	602	648
Income tax expense (benefit)	332	1,415	1,527	(1,147)
Depreciation and amortization expense	3,678	2,928	6,384	4,202
Stock based compensation expense	1,715	868	1,808	1,754
PPP Loan forgiveness (1)	—	—	(3,747)	—
Excess and obsolete inventory expense related to supply chain disruption (2)	—	—	3,702	—

Adjusted EBITDA	$3,915	$1,198	$13,774	$8,574

(1)	Represents non-recurring other income received in connection with the foregivness of the PPP Loan.
(2)	Represents non-recurring excess and obsolete inventory expense caused by supply chain purchasing process disruption during the COVID-19 pandemic.

Key Metrics

We regularly review a number of operating and financial metrics, including among other things the number of producing U.S. sales representatives to evaluate our business, measure our performance, identify trends affecting our business, formulate our business plan and make strategic decisions.

The following table lists the number of producing U.S. sales representatives for the years ended December 31, 2020 and 2019 and the six months ended June 30, 2021 and 2020:

	Six Months Ended June 30,		Year Ended December 31,
	2021	2020	2020	2019
	(in thousands)
Producing U.S. sales representatives (1)	197	163	176	167

(1)

We define producing U.S. sales representatives each quarter as the number of U.S. sales representatives who generated revenue in each month of the quarter. We define the annual number of producing U.S. sales representatives as the sum of the four quarterly producing U.S. sales representative metrics, divided by four. We define the number of producing U.S. sales representatives for the six months ended June 30, 2021 and 2020 as the sum of the producing U.S. sales representative for the first and second quarter periods of 2021 and 2020, respectively, divided by two.

We believe that the number of producing U.S. sales representatives is a useful indicator of our ability to drive adoption of our products and procedures and generate revenue and is helpful in tracking the progress of our business. While we believe this metric is representative of our current business, this metric may be substituted for additional or different metrics as our business grows.

Components of Our Results of Operations

Net Revenue

We currently derive our revenue from the sale of our foot and ankle orthopedic solutions, primarily implants. We also record as revenue any amounts billed to customers for shipping costs and record as cost of goods sold the actual shipping costs. We have elected to exclude from the measurement of the transaction price all taxes, such as sales, use, value-added, assessed by government authorities and collected from a customer. Therefore, revenue is recognized net of such taxes. No single customer accounted for 10% or more of our net revenue during the years ended December 31, 2020 and 2019 and in the six months ended June 30, 2021 and 2020. We expect our net revenue to increase in the foreseeable future as we expand our sales territories, add new customers and increase the utilization of our products by our existing customers, though net revenue may fluctuate from quarter to quarter due to a variety of factors, including availability of reimbursement, the size and success of our sales force, the number of hospitals and physicians who are aware of and use our products and seasonality.

Cost of Goods Sold

Cost of goods sold consists primarily of finished products purchased from third-party suppliers, shipping costs, excess and obsolete inventory adjustments and royalties. Implants are manufactured to our specifications primarily by third-party suppliers in the United States. Cost of goods sold is recognized at the time the implant is used in surgery and the related revenue is recognized. Prior to use in surgery, the cost of our implants is recorded as inventories, net in our consolidated balance sheets. Cost of goods sold is expected to increase due primarily to increased sales volume.

We calculate gross profit as net revenue less cost of goods sold, and gross margin as gross profit divided by net revenue. We expect our gross profit to increase in the foreseeable future as our net revenue grows, though our gross profit and gross margin have been and will continue to be affected by a variety of factors, primarily average selling prices, third-party manufacturing costs, change in mix of customers, excess and obsolete inventory adjustments, royalties and seasonality of our business. Our gross margin is higher for products we sell in the United States versus internationally due to higher average selling prices. We expect our gross margin to fluctuate from period to period, however, based upon the factors described above and seasonality.

Operating Expenses

Research and Development

Research and development expense is comprised of engineering costs and research programs related to new product and sustaining product development activities, clinical studies and trials expenses, quality and regulatory expenses, and salaries, bonuses and benefits related to research and development functions. We maintain a procedurally focused approach to product development and have projects underway to add new systems across multiple foot and ankle indications and to add additional functionality to our existing systems. We expect our research and development expenses to increase as we hire additional personnel to develop new product offerings and product enhancements, including Smart 28 initiatives.

Selling, General, and Administrative

Selling, general, and administrative expenses consist primarily of commissions paid to U.S. sales representatives, salaries, bonuses, and benefits related to selling, marketing, and general and administrative functions, and stock-based compensation. In addition, selling, general, and administrative expenses consist of the costs associated with marketing initiatives, physician and sales force medical education programs, surgical instrument depreciation, travel expenses, professional services fees (including legal, finance, audit and tax fees), insurance costs, facility expenses and other general corporate expenses.

We expect selling, general, and administrative expenses to continue to increase in the foreseeable future as we continue to grow our business, though it may fluctuate from quarter to quarter. We also expect our administrative expenses, including stock-based compensation expense, to increase as we increase our headcount and expand our facilities and business processes to support our operations as a public company. Additionally, we anticipate increased expenses related to audit, legal, regulatory and tax-related services associated with being a public company, compliance with exchange listing and SEC requirements, director and officer insurance premiums and investor relations costs. We also expect to see an increase in our stock-based compensation expense with the establishment of a new equity plan associated with this offering and related grants either in the form of restricted stock units or options. In addition, we expect to continue to incur significant legal expenses related to the Wright Medical Litigation. Our selling, general and administrative expenses may fluctuate from period to period due to the seasonality of our business and as we continue to add direct sales territory managers in new territories.

Other Income (Expense)

Other income (expense) consists primarily of foreign currency transaction gains (losses) and income from the forgiveness of our PPP loan.

Interest Expense

Interest expense consists of interest incurred and amortization of financing costs during the reported periods.

Results of Operations

For the Six Months Ended June 30, 2021 and 2020

The following table summarizes our results of operations for the period presented below:

	Six Months Ended June 30,		Change
	2021	2020	Amount	%
	($in thousands)
Net revenue	$68,838	$45,656	$23,182	51%
Cost of goods sold	13,113	8,337	4,776	57%

Gross profit	55,725	37,319	18,406	49%
Operating expenses
Research and development	7,136	5,828	1,308	22%
Selling, general, administrative	50,041	34,004	16,037	47%

Total operating expenses	57,177	39,832	17,345	43%

Operating income (loss)	(1,452)	(2,513)	1,061	73%
Other income (expense)	(26)	(85)	59	*
Interest expense	(601)	(462)	(139)	(23)%

Income (loss) before income taxes	(2,079)	(3,060)	981	47%
Income tax expense (benefit)	332	1,415	(1,083)	(77)%

Net income (loss)	(2,411)	(4,475)	2,064	86%

*	Not meaningful

The following table represents total net revenue by geographic area, based on the location of the customer for the six months ended June 30, 2021 and 2020, respectively.

	Six Months Ended June 30,
	2021	2020
United States	$60,132	$41,111
International	8,706	4,545

Total net revenue	$68,838	$45,656

Net Revenue. Net revenue increased $23.1 million, or 51%, from $45.7 million in the six months ended June 30, 2020 to $68.8 million in the same period in 2021. The increase in net revenue was due to a $19.0 million increase in U.S. net revenue driven by an increase in the number of producing sales representatives and revenue from new products. International revenue increased $4.2 million due to surgical volume increases in South Africa, the United Kingdom, and Australia.

Cost of Goods Sold and Gross Margin. Cost of goods sold increased $4.8 million, or 57%, from $8.3 million in the six months ended June 30, 2020 to $13.1 million in the same period in 2021. The increase in cost of goods sold was primarily due to increased variable costs of goods sold resulting from higher sales volume. Gross margin decreased 80 basis points to 80.9% between the six months ended June 30, 2021 and 2020 primarily due to changes in product and geographic mix.

Research and Development Expenses. Research and development expenses increased $1.3 million, or 22%, from $5.8 million in the six months ended June 30, 2020 to $7.1 million in the same period in 2021. The increase in research and development expenses was due to additional investments in our quality management system and new product development efforts, including increased personnel expenses.

Selling, General, and Administrative Expenses. Selling, general and administrative expenses increased $16.0 million, or 47%, from $34.0 million in the six months ended June 30, 2020 to $50.0 million in the same period in 2021. The increase in selling, general, and administrative expenses was primarily due to increased sales and marketing expenses, including U.S. sales commission related to higher sales volume, increased marketing investments, increased surgical instrument depreciation, and increased general and administrative expenses comprised of personnel expenses and third party legal, accounting, and information technology services.

For the Years Ended December 31, 2020 and 2019

The following table summarizes our results of operations for the period presented below:

	Year Ended December 31,		Change
	2020	2019	Amount	%
	($ in thousands)
Net revenue	$110,981	$106,280	$4,701	4%
Cost of goods sold	25,099	18,832	6,267	33%

Gross profit	85,882	87,448	(1,566)	(2)%
Operating expenses
Research and development	11,171	10,297	874	8%
Selling, general, administrative	72,641	74,435	(1,794)	(2)%

Total operating expenses	83,812	84,732	(920)	(1)%

Operating income	2,070	2,716	(646)	(24)%
Other income (expense)	3,557	(98)	3,655	*
Interest expense	(602)	(648)	46	7%

Income before income taxes	5,025	1,970	3,055	155%
Income tax expense (benefit)	1,527	(1,147)	2,674	233%

Net income	3,498	3,117	381	12%

*	Not meaningful

The following table represents total net revenue by geographic area, based on the location of the customer for the years ended December 31, 2020 and 2019, respectively.

	Year Ended December 31,
	2020	2019
United States	$100,547	$95,323
International	10,434	10,957

Total net revenue	$110,981	$106,280

Net Revenue. Net revenue increased $4.7 million, or 4%, from $106.3 million in 2019 to $111.0 million in 2020. The increase in net revenue was due to a $5.2 million increase in U.S. net revenue driven by an increase in the number of producing sales representatives offset partially by surgical volume reductions resulting from the COVID-19 pandemic. International revenue declined $0.5 million due to surgical volume reductions from the COVID-19 pandemic.

Cost of Goods Sold and Gross Margin. Cost of goods sold increased $6.3 million, or 33%, from $18.8 million in 2019 to $25.1 million in 2020. The increase in cost of goods sold was primarily due to increased variable costs of goods sold resulting from higher sales volume and increased excess and obsolete inventory adjustments, including a $3.7 million excess and obsolete inventory adjustment resulting from disruption in supply chain purchasing processes during the COVID-19 pandemic. Gross margin decreased 4.8 percentage points during 2020 to 77.4% primarily due to the increase in excess and obsolete inventory adjustments.

Research and Development Expenses. Research and development expenses increased $0.9 million, or 8%, from $10.3 million in 2019 to $11.2 million in 2020. The increase in research and development expenses was due to additional investments in our quality management system, including increased personnel expenses.

Selling, General, and Administrative Expenses. Selling, general and administrative expenses decreased $1.8 million, or 2%, from $74.4 million in 2019 to $72.6 million in 2020. The decrease in selling, general, and administrative expenses was primarily due to reduced marketing events due to the COVID-19 pandemic and decreased legal fees, which were partially offset by increased U.S. sales commissions and surgical instrument depreciation.

Other Income (Expense). Other income (expense) increased to income of $3.6 million from expense of $0.1 million primarily related to the income we recognized on the PPP loan, which was later fully forgiven in July 2021.

Interest Expense. Interest expense remained relatively unchanged between 2019 and 2020 primarily due to comparable levels of debt outstanding during 2019 and 2020.

Liquidity and Capital Resources

To date, our primary sources of capital have been cash generated from the sales of our solutions, private placements of common stock and convertible preferred stock, and debt financing agreements. As of June 30, 2021, we had cash of $16.0 million, retained earnings of $9.1 million, and $22.3 million of current and long-term debt, net of $2.9 million of deferred issuance costs.

On May 6, 2021, we entered into a new credit agreement with Midcap Financial Trust (Midcap) to provide up to $70.0 million in total borrowings, including a $30.0 million revolving loan and a $40.0 million deferred draw term loan, secured by our intellectual property and other assets, and used a portion of proceeds to repay our former term loan agreement. At June 30, 2021, we have $24.8 million of Midcap debt outstanding including $14.8 million under the Midcap Revolving Loan (defined below) and $10.0 million under the Midcap Term Loans (defined below). We believe that our existing cash, additional available borrowings under our Midcap credit facility and expected revenues will be sufficient to meet our capital requirements and fund our operations for the next 12 months. However, we may decide to raise additional financing, in addition to the net proceeds from this offering, to support further growth of our operations.

Long-Term Obligations

Vectra Bank Colorado Loan Agreements

On June 20, 2018, we entered into a loan agreement (the VBC Loan Agreement) with Zions Bancorporation, N.A. dba Vectra Bank Colorado (VBC). The VBC Loan Agreement consisted of a $12.5 million revolving line of credit (the Revolving Loan). The borrowing base on the Revolving Loan is an amount equal to the greater of 1.25 multiplied by our EBITDA for the past 12 months or the sum of: (1) 85% of eligible accounts plus (2) 50% of eligible inventory plus (3) 30% of eligible fixed assets. The Revolving Loan bears interest at the adjustable rate equal to the one-month London Inter-bank Offered Rate (LIBOR) rate plus an applicable margin per annum, but not less than 2.00%, and had an original maturity of December 1, 2018. The applicable margin is subject to adjustment as provided in the VBC Loan Agreement. The Revolving Loan may be used only for working capital purposes. The original VBC Loan Agreement was secured by all assets and personal property of the Company, including all goods, equipment, inventory, cash, intellectual property, and certificates of deposit. The VBC Loan Agreement contains financial and other customary covenants.

On November 27, 2018, we entered into the First Amendment to the VBC Loan Agreement (the First VBC Loan Amendment). The First VBC Loan Amendment extended the Revolving Loan maturity to June 30, 2019. A new Intellectual Property Security Agreement, dated November 27, 2018, was executed in connection with the First VBC Loan Amendment which grants a security interest in substantially all of our assets, including all right, title, and interest of all of our owned and subsequently acquired copyrights, trademarks, and patents and all products and proceeds thereof to VBC. On April 25, 2019, we entered into the Second Amendment to the

VBC Loan Agreement (the Second VBC Loan Amendment). The Second VBC Loan Amendment added a $5.0 term loan facility (the Term Loan) to the VBC Loan Agreement. The Term Loan bears interest at the adjustable rate equal to the one-month LIBOR plus an applicable margin per annum and has a maturity date of April 25, 2021. The Term loan may only be used to fund new equipment purchases and tenant improvements at our leased facilities. On June 17, 2019, we entered into the Third Amendment to the VBC Loan Agreement (the Third VBC Loan Amendment). The Third VBC Loan Amendment extended the maturity date of the Revolving Loan to August 31, 2019. No other terms of the VBC Loan Agreement were materially changed. On September 23, 2019, we entered into the Fourth Amendment to the VBC Loan Agreement (the Fourth VBC Loan Amendment). The Fourth VBC Loan Amendment extended the maturity date of the Revolving Loan to June 30, 2020. The Fourth VBC Loan Amendment also sets forth a minimum tangible net worth calculated as total assets, excluding intangible assets, less total liabilities (i) of not less than $18.0 million tested quarterly on a rolling four-quarter basis commencing June 30, 2018, and (ii) of not less than $20.9 million tested quarterly on a rolling four-quarter basis commencing September 30, 2019. On November 6, 2019, we entered into the Fifth Amendment to the VBC Loan Agreement (the Fifth VBC Loan Amendment). The Fifth VBC Loan Amendment added a $5.0 million draw-to-term loan facility (the Buyout Loan) to the VBC Loan Agreement. The Buyout Loan had a maturity date of June 30, 2020 and bore interest at the adjustable rate equal to the one-month LIBOR rate plus 2.00% per annum. On March 27, 2020, we entered into the Amended and Restated VBC Loan Agreement (the New VBC Loan Agreement) with VBC. The New VBC Loan Agreement refinanced the existing Term Loan and existing Buyout Loan into a single term loan in the aggregate principal amount of $6.8 million (the New 2020 Term Loan) and increased the maximum principal amount of the existing Revolving Loan to $15.0 million (the New 2020 Revolving Loan). The maturity date for both loans was September 30, 2020 and was subsequently extended to October 5, 2023. The New VBC Loan Agreement is secured by substantially all of our assets. The New VBC Loan Agreement contains financial and other customary covenants and bears an interest rate of 3% per annum. The Company repaid this New 2020 Revolving Loan in 2021.

Midcap Loan Agreement

On May 6, 2021, we entered into a term loan agreement (the Midcap Term Loan Agreement) with Midcap Financial Trust (Midcap) as agent and lenders named therein. The Midcap Term Loan Agreement includes two tranches, with the first being for a total of $10.0 million (the First Tranche) and the second being for a total of $30.0 million (the Second Tranche, and together with the First Tranche, the Midcap Term Loans). The First Tranche was fully funded on May 6, 2021. The Second Tranche remains fully available and may be funded from May 6, 2021 until December 31, 2022, or if earlier, upon the occurrence of an event of default under the Midcap Term Loan Agreement. The Midcap Term Loans mature on May 1, 2026. The Midcap Term Loans accrue interest at the LIBOR Rate plus 6.00% per annum.

On May 6, 2021, we also entered into a revolving loan agreement (the Midcap Revolving Loan Agreement, and together with the Midcap Term Loan Agreement, the Midcap Loan Agreements) with Midcap as an agent and the lenders named therein. Pursuant to the terms of the Midcap Revolving Loan Agreement, as of May 6, 2021 we had access to a $20.0 million revolving line of credit (the Midcap Revolving Loan), that can increase by an additional $10.0 million upon our written request and the consent of the agent and lenders. The Midcap Revolving Loan Agreement matures on May 1, 2026. The Midcap Revolving Loan accrues interest at the LIBOR Rate plus 3.00% per annum.

The Midcap Loan Agreements are secured by all of our assets and personal property, including all goods, equipment, inventory, cash, intellectual property, and certificates of deposit. The Midcap Loan Agreements include customary conditions to borrowing, events of default, and covenants, including affirmative covenants and negative covenants that restrict our and our subsidiaries’ ability to, among other things, incur additional indebtedness, create or incur liens, merge or consolidate with other companies, liquidate or dissolve, sell or transfer assets, pay dividends or make distributions, subject to certain exceptions.

Funding Requirements

We use our cash to fund our operations, which primarily include the costs of purchasing our foot and ankle orthopedic implants and disposables and associated instrumentation, as well as our operating expenses, including research and development and selling, general and administrative. We expect our operating expenses to increase for the foreseeable future as we continue to invest in expanding our research and development initiatives and as we continue to expand our sales and marketing infrastructure and programs to both drive and support anticipated sales growth. In addition, we expect our general and administrative expenses to increase for the foreseeable future as we hire personnel and expand our infrastructure to both drive and support the anticipated growth in our organization. We will also incur additional expenses as a result of operating as a public company and also expect to increase the size of our administrative function to support the growth of our business. The timing and amount of our operating expenditures will depend on many factors, including:

•	the research and development activities we intend to undertake in order to improve our existing products and development new products and solutions;

•

the costs of our ongoing commercialization activities in the United States and elsewhere, including expanding territories, increasing sales and marketing personnel, actual and anticipated product sales, marketing, manufacturing and distribution;

•	whether or not we pursue acquisitions or investments in businesses, products or technologies that are complementary to our current business;

•	the degree and rate of market acceptance of our products;

•	the costs of filing, prosecuting, defending and enforcing any patent claims and other intellectual property rights;

•	our need to implement additional infrastructure and internal systems;

•	the emergence of competing technologies or other adverse market developments;

•	any product liability or other lawsuits;

•	the expenses needed to attract and retain skilled personnel;

•	changes or fluctuations in our inventory and surgical instrumentation;

•	our implementation of various computerized information systems;

•	the costs associated with being a public company; and

•	the impact of the COVID-19 pandemic on our operations and business.

We have based this estimate on assumptions that may prove to be wrong, and we could utilize our available capital resources sooner than we expect. We may seek to raise any necessary additional capital through public or private equity offerings or debt financings, credit or loan facilities or a combination of one or more of these or other funding sources. Additional funds may not be available to us on acceptable terms or at all. If we fail to obtain necessary capital when needed on acceptable terms, or at all, we could be forced to delay, limit, reduce or terminate our product development programs, commercialization efforts or other operations. If we raise additional funds by issuing equity securities, our stockholders will suffer dilution and the terms of any financing may adversely affect the rights of our stockholders. In addition, as a condition to providing additional funds to us, future investors may demand, and may be granted, rights superior to those of existing stockholders. If we raise additional capital through collaborations agreements, licensing arrangements or marketing and distribution arrangements, we may have to relinquish valuable rights to our technologies, future revenue streams, research programs or product or grant licenses that may not be favorable to us. Debt financing, if available, is likely to involve restrictive covenants limiting our flexibility in conducting future business activities, and, in the event of insolvency, debt holders would be repaid before holders of our equity securities received any distribution of our corporate assets

Cash Flows

The following table sets forth the primary sources and uses of cash for the period presented below:

	Six Months Ended June 31,		Change		Year Ended December 31,		Change
	2021	2020	Amount	%	2020	2019	Amount	%
	(in thousands, other than percent change)				(in thousands, other than percent change)
Net cash (used in) provided by:
Operating activities	$3,866	$1,249	$2,617	209%	$1,111	$12,298	$(11,187)	(91)%
Investing activities	(21,974)	(5,117)	(16,857)	329%	(10,318)	(17,454)	7,136	41%
Financing activities	16,713	2,389	14,324	*	24,012	6,545	17,467	267%
Effect of exchange rate changes of cash	(62)	(95)	33	35%	86	29	57	196%

Net (decrease) increase in cash	$(1,457)	$(1,574)	$117	7%	$14,891	$1,418	$13,473	*

*	Not meaningful

Net Cash Provided by Operating Activities

Net cash provided by operating activities for the six months ended June 30, 2021 was $3.9 million, consisting primarily of net loss of $2.4 million plus non-cash expenses of $7.1 million, which primarily consisted of $3.7 million of depreciation and amortization, $1.2 million provision for excess and obsolete inventory and $1.7 million of stock-based compensation expense, and negative changes in working capital of $0.8 million, including $4.5 million of inventory purchases offset partially by a $3.5 million increase in accounts payable.

Net cash provided by operating activities for the six months ended June 30, 2020 was $1.2 million, consisting primarily of net loss of $4.5 million plus non-cash expenses of $7.8 million, which primarily consisted of $3.0 million of depreciation and amortization, $1.6 million provision for excess and obsolete inventory and $1.4 million in charges related to deferred income taxes, and negative changes in working capital of $2.0 million, including $4.5 million of inventory purchases and a $3.9 million decrease in accrued expenses and other current liabilities, offset partially by a $5.3 million reduction in accounts receivable.

Net cash provided by operating activities for 2020 was $1.1 million, consisting primarily of net income of $3.5 million plus non-cash expenses of $18.4 million, which primarily consisted of $6.4 million of depreciation and amortization, $7.5 million provision for excess and obsolete inventory and $1.8 million of stock-based compensation expense, and negative changes in working capital of $20.8 million, including $14.8 million of inventory purchases and a $6.2 million reduction in accounts payable.

Net cash provided by operating activities for 2019 was $12.3 million, consisting primarily of net income of $3.1 million plus non-cash expenses of $7.5 million, which primarily consisted of $4.2 million of depreciation and amortization, $1.7 million provision for excess and obsolete inventory and $1.8 million of stock-based compensation expense, and positive changes in working capital of $1.7 million.

Net Cash Used in Investing Activities

Net cash used in investing activities for the six months ended June 30, 2021 was $22.0 million, consisting primarily of our purchase of the assets of Additive Orthopedics for $15.0 million, surgical instrumentation purchases, and capitalization of certain patent costs.

Net cash used in investing activities for the six months ended June 30, 2020 was $5.1 million, consisting primarily of surgical instrumentation purchases and capitalization of certain patent costs.

Net cash used in investing activities for 2020 was $10.3 million, consisting primarily of surgical instrumentation purchases.

Net cash used in investing activities for 2019 was $17.5 million, consisting of surgical instrumentation purchases of $6.5 million and other capital expenditures of $11.0 million including $8.9 million of improvements for our corporate, research and development, and clinical headquarters in Englewood, Colorado.

Net Cash Provided by Financing Activities

Net cash provided by financing activities for the six months ended June 30, 2021 was $16.7 million, consisting of $24.8 million of proceeds from the Midcap Revolving Loan and the Midcap Term Loan, which was partially offset by the long-term debt repayments of $5.9 million and the payment of $3.0 million in debt issuance costs.

Net cash provided by financing activities for the six months ended June 30, 2020 was $2.4 million, consisting of $3.7 million in proceeds from the PPP loan and $1.3 million in proceeds from the issuance of common stock, which were partially offset by $2.7 million repayments of our long term debt.

Net cash provided by financing activities in 2020 was $24.0 million, consisting of $38.1 million of net proceeds from equity transactions, including $36.0 million of proceeds, net of issuance costs, from our Series B preferred equity financing, offset partially by net debt repayments of $14.1 million.

Net cash provided by financing activities in 2019 was $6.5 million, consisting primarily of net receipts of $10.4 million from debt offset partially by treasury stock repurchases of $3.9 million.

Off-Balance Sheet Arrangements

We did not have any off-balance sheet arrangements, such as structured finance, special purpose entities, or variable interest entities during the years ended December 31, 2020 and 2019 and for the six months ended June 30, 2021 and 2020.

Contractual Obligations and Commitments

The following table sets out, as of December 31, 2020, our contractual obligations and commitments due by period:

	Payments Due By Period
	Less Than 1 Year	1-3 Years	3-5 Years	More Than 5 Years	Total
	(in thousands)
Operating lease obligations	$1,145	$3,581	$3,273	$1,250	$9,249
Debt, including interest	2,356	4,140	—	—	6,496

Total	$3,501	$7,721	$3,273	$1,250	$15,745

On May 6, 2021, we entered into new loan agreements with Midcap to provide up to $70.0 million in total borrowings and and used a portion of the proceeds to repay all outstanding indebtedness under our former term loan agreement with VBC. As of June 30, 2021, we have $24.8 million of Midcap debt outstanding including $14.8 million under the Midcap Revolving Loan and $10.0 million under the Midcap Term Loans. The incurrence of indebtedness under the Midcap loans and the repayment of the outstanding indebtedness under the VBC term loan are not reflected in the above table.

We enter into contracts in the normal course of business with (i) clinical research organizations and clinical sites, (ii) contract manufacturers, (iii) regulatory consultants and (iv) various other vendors in operating our business. These contracts generally provide for termination provisions with notice, and therefore we believe that our non-cancelable obligations under these agreements were not material as of December 31, 2020.

Critical Accounting Estimates

Management’s discussion and analysis of our financial condition and results of operations is based on our financial statements, which have been prepared in accordance with U.S. generally accepted accounting principles. The preparation of these financial statements requires us to make estimates and assumptions for the reported amounts of assets, liabilities, revenue, expenses and related disclosures. Our estimates are based on our historical experience and on various other factors that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions and any such differences may be material.

While our significant accounting policies are more fully described in Note 2 of our financial statements included in this prospectus, we believe the following discussion addresses our most critical accounting policies and estimates, which are those that are most important to our financial condition and results of operations and require our most difficult, subjective and complex judgments.

Revenue Recognition

We account for revenue in accordance with ASC Topic 606, Revenue from Contracts with Customers (ASC 606). Revenue is generated primarily from the sale of our implants and disposables and, to a much lesser extent, from the sale of our surgical instrumentation. We sell our products through employee sales personnel and independent sales representatives in the U.S. Outside the U.S. sales are through independent sales representatives and to stocking distributors. We have consignment agreements with certain distributors and hospitals. Our customers are primarily hospitals and surgery centers.

Revenue is recorded when our performance obligation is satisfied which is when our customers take title of the product, and typically when the product is used in surgery. We generally have written contracts with our customers which incorporate pricing and our standard terms and conditions. Any discounts we offer are outlined in our customer agreements. As the discounts are known at the time of purchase, no estimates are required at the time of revenue recognition. Shipping and handling costs are recorded as cost of goods sold and amounts billed to customers for shipping and handling costs are recorded in revenue. We record as revenue any amounts billed to customers for shipping and handling costs and record as cost of goods sold the actual shipping costs incurred. We have elected to exclude from the measurement of the transaction price all taxes (e.g., sales, use, value-added) assessed by government authorities and collected from a customer. Therefore, revenue is recognized net of such taxes. We have elected to use the practical expedient allowed under ASC 606 to account for shipping and handling activities that occur after the customer has obtained control of a promised good as fulfillment costs rather than as an additional promised service and, therefore, we do not allocate a portion of the transaction price to a shipping service obligation. Commissions to sales agents for the sales exceeding their quotas are classified as incremental costs of obtaining a contract as such costs would not have been incurred if the contract was not signed. We have elected to use the practical expedient to expense such costs that should be capitalized as the amortization period of the costs would be less than one year.

Due to the nature of our products, returns are minimal and an estimate for returns is not material. The timing of revenue recognition may differ from the timing of invoicing to our customers. We have recorded unbilled accounts receivable related to this timing difference of $3.3 million and $3.6 million as of December 31, 2020 and December 31, 2019, respectively, and $2.9 million and $3.0 million as of June 30, 2021 and June 30, 2020, respectively.

Inventories, Net

Inventories are considered finished goods and are purchased from third party contract manufacturers. These inventories consist of implants, hardware, and consumables and are held in our warehouse, with third-party independent sales representatives or distributors, or consigned directly with hospitals.

Inventories are stated at the lower of cost (weighted average cost basis) or net realizable value. When sold, inventory is relieved at weighted average cost. We evaluate the carrying value of our inventories in relation to the estimated forecast of product demand, which takes into consideration the life cycle of the product. A significant decrease in demand or development of products could result in an increase in the amount of excess inventory on hand, which could lead to additional charges for excess and obsolete inventory. We estimate a reserve for obsolete and slow-moving inventory based on current inventory levels, historical sales and future projected demand. Charges for excess and obsolete inventory are included in cost of goods sold and were $7.5 million and $1.7 million for the years ended December 31, 2020 and 2019, respectively, and $1.2 million and $1.6 million as of June 30, 2021 and June 30, 2020, respectively. The inventory reserve was $16.8 million and $9.3 million as of December 31, 2020 and 2019, respectively, and $18.0 million and $10.9 million as of June 30, 2021 and June 30, 2020, respectively.

The need to maintain substantial levels of inventory impacts our estimates for excess and obsolete inventory. Each of our implant systems are designed to include implantable products that come in different sizes and shapes to accommodate the surgeon’s needs related to the patient’s anatomical size. Typically, a small number of the set components are used in each surgical procedure. Certain components within each set may become obsolete before other components based on the usage patterns. We adjust inventory values, as needed, to reflect these usage patterns and life cycle.

Stock-Based Compensation

All stock based awards to employees and nonemployee contractors, including any grants of stock and stock options, are measured at fair value at the grant date and recognized over the relevant vesting period in accordance with the Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) Topic 718. Stock based awards to non-employees are recognized as a selling, general and administrative expense over the period of performance. Such awards are measured at fair value at the date of grant. In addition, for awards that vest immediately, the awards are measured at fair value and recognized in full at the grant date.

We estimate the fair value of each stock-based award containing service and/or performance conditions on the grant date using the Black-Scholes option valuation model which incorporates assumptions as to stock price volatility, the expected life of the options, risk-free interest rate and dividend yield. There is no active external or internal market for our common stocks. The assumptions used in our Black-Scholes option valuation model represent management’s best estimates at the time of measurement. These estimates are complex and involve several variables, uncertainties, and assumptions and the application of management’s judgment. If any assumptions change, our stock-based compensation expense could be materially different in the future. Thus, it was not possible to estimate the expected volatility of our stock price in estimating fair value of options granted. Accordingly, as a substitute for such volatility, we used the historical volatility of the common stock of other companies in the same industry over a period commensurate with the expected term of the options awarded. We use the simplified method of calculation for estimating expected term. The risk-free rate is based on the U.S. Treasury yield curve in effect at the time of grant. We do not anticipate that dividends will be distributed in the near future. Forfeitures are recorded as they occur, and when they occur compensation expense previously recognized is reversed in the period of the forfeiture. Option awards are generally granted with an exercise price equal to the fair value of our common stock at the date of grant.

Because there was no public market for our common stock, the fair value of the common stock underlying the stock options has historically been determined at the time of grant of the stock option by considering a number of objective and subjective factors, including sales of common stocks, third-party valuations performed, important developments in our operations, actual operating results and financial performance, the conditions in the medical device industry and the economy in general, and the stock price performance, volatility of comparable public companies, and an assumption for a discount for lack of marketability, among other factors.

Income Taxes

We account for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, we determine deferred tax assets and liabilities on the basis of the differences between the financial statement and tax bases of assets and liabilities by using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date.

We regularly review our deferred tax assets for recoverability and establish a valuation allowance if it is more likely than not that some portion, or all, of a deferred tax asset will not be realized. The determination as to whether a deferred tax asset will be realized is made on a jurisdictional basis and is based on both positive and negative evidence. This evidence includes historic taxable income, projected future taxable income, the expected timing of the reversal of existing temporary differences and the implementation of tax planning strategies.

We record uncertain tax positions in accordance with Accounting Standards Codification (ASC) Topic 740 on the basis of a two-step process in which (1) we determine whether it is more likely-than-not that the tax positions will be sustained on the basis of the technical merits of the position and (2) for those tax positions that meet the more-likely-than-not recognition threshold, we recognize the largest amount of tax benefit that is more than 50 percent likely to be realized upon ultimate settlement with the related tax authority.

We evaluate the tax positions that have been taken or are expected to be taken on our income tax returns to determine if an accrual is necessary for uncertain tax positions. We will recognize interest and penalties as a component of income tax expense if incurred.

Recently Issued Accounting Pronouncements

See Note 2 to our consolidated financial statements included elsewhere in this prospectus for new accounting pronouncements not yet adopted as of the date of this prospectus.

Quantitative and Qualitative Disclosures About Market Risk

Interest Rate Risk

The primary objectives of our investment activities are to preserve principal and provide liquidity. Since our results of operations are not dependent on investments, the risk associated with fluctuating interest rates is limited to our investment portfolio, and we believe that a hypothetical 10% change in interest rates would not have a significant impact on our financial statements included elsewhere in this prospectus. We do not currently use or plan to use financial derivatives in our investment portfolio. We do not currently engage in hedging transactions to manage our exposure to interest rate risk.

Foreign Currency Risk

Our business is primarily conducted in U.S. dollars. Any transactions that may be conducted in foreign currencies are not expected to have a material effect on our results of operations, financial position or cash flows. As we expand internationally our results of operations and cash flows may become increasingly subject to fluctuations due to changes in foreign currency exchange rates.

Emerging Growth Company

As an emerging growth company under the JOBS Act we are eligible to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies. We have elected to avail ourselves of this exemption from new or revised accounting standards and, therefore, while we are an emerging growth company, we will not be subject to new or revised accounting standards at the same time that they become applicable to other public companies that are not emerging growth companies. As a result, our financial statements and interim financial statements may not be comparable to companies that comply with new or revised accounting pronouncements as of public company effective dates.

We will remain an emerging growth company until the earliest of (i) the last day of our first fiscal year in which we have total annual gross revenues of $1.07 billion or more, (ii) the last day of the first fiscal year in which we become a “large accelerated filer” as defined in Rule 12b-2 under the Securities Exchange Act of 1934, as amended, with at least $700.0 million of equity securities held by non-affiliates as of the end of the last business day of the second quarter of that fiscal year, (iii) the date on which we have issued, in any three-year period, more than $1.0 billion in non-convertible debt securities, or (iv) the last day of our fiscal year after the fifth anniversary of the date of the completion of this offering.

BUSINESS

Overview

Our mission is to continuously improve the outcomes and experiences of people suffering from foot and ankle conditions.

We are a leading medical device company exclusively focused on the foot and ankle orthopedic market and we are dedicated to improving patient lives. Our innovative orthopedic solutions, procedural approaches and instrumentation cover a wide range of foot and ankle ailments including fracture fixation, hallux valgus (bunions), hammertoe, ankle, progressive collapsing foot deformity (PCFD or flatfoot), charcot foot and orthobiologics. To treat these painful, debilitating or even life-threatening conditions, we provide a comprehensive portfolio of solutions that includes surgical implants and disposables, as well as surgical instrumentation. Our broad suite of surgical solutions comprises 72 product systems, including approximately 8,700 SKUs to help fit the specific needs of each patient and procedure. We design each of our products with both the patient and surgeon in mind, with the goal of improving outcomes, reducing ailment recurrence and complication rates, and making the procedures simpler, consistent and reproducible. We believe our passion, expertise, and exclusive focus in the foot and ankle market has allowed us to better understand the needs of our patients and physicians, which has enabled us to create innovations and enhanced solutions that disrupt and transform the foot and ankle market. As a result, we have experienced significant growth and momentum in our business.

The global market for surgical implants and devices used in foot and ankle procedures was approximately $4.3 billion in 2021 and is projected to grow at approximately 7% annually to reach approximately $5.6 billion by 2025, representing the fastest growing market within orthopedics. The United States remains the largest market for foot and ankle procedures, representing approximately 55% of the global market in 2020, and is our largest market for product sales. Our estimates of the global foot and ankle market are based on internal and third-party data. See “Market and Industry Data.” We expect the foot and ankle market to benefit from general trends including an aging population, increased incidence of obesity and diabetes, as well as the broader patient populations’ desire to pursue a more active lifestyle. We also believe that growth in the foot and ankle market could accelerate with an increased focus on specialization and with advancements in technology that improve patient outcomes.

The foot and ankle market is a young and relatively new surgical specialty that is dominated by a handful of incumbents that operate across the broader medical device and orthopedic markets. The combination of a broad focus on orthopedics within a limited number of market participants has resulted in slow technological and procedural advancement that we believe is resulting from:

•	lack of exclusive focus on the foot and ankle market;

•	limited clinical education, understanding and consistent techniques for treating foot and ankle conditions;

•	lack of specialized and clinically focused sales forces;

•	lack of patient specific solutions;

•	lack of advanced technologies; and

•	lack of unbiased research.

We strive to disrupt and transform the market by focusing exclusively on the foot and ankle in order to develop and commercialize differentiated, high quality orthopedic solutions, advanced procedural approaches and instrumentation that are collectively designed to enable surgeons to provide consistent, reproducible and effective outcomes. Our development strategy integrates all aspects of the procedure and we seek to enhance support systems beyond implants. We develop procedure specific solutions featuring meaningfully improved and purpose-built designs for both implants and instrumentation, and enhanced surgical techniques and clinical support. We rely on an unbiased, clinical, research-first approach to developing new products, which allows us to develop disruptive technologies. Each of our systems is designed to deliver the surgeon an enhanced user-experience throughout the procedure, while improving patient outcomes and increasing the reproducibility of results. We couple this innovation and advancement with a dedication to medical education to support surgeons, patients and stakeholders within our organization, while also delivering our products through a clinically focused sales force.

We have developed a comprehensive portfolio of foot and ankle surgical systems and procedural techniques designed to address many of the conditions requiring surgery in the foot and ankle, including fracture fixation; bunions; hammertoe; ankle; PCFD or flatfoot; charcot foot; and orthobiologics. Each system typically includes numerous plates, screws, staples, nails, advanced joint and bone replacements, orthobiologics, and other implantation instruments and disposables. Except for our total talus spacer, which is authorized for marketing under an HDE, our marketed products are either Class II medical devices cleared by the U.S. Food and Drug Administration (FDA) for specific indications or they are Class I exempt for general orthopaedic use. We have no products that are Class III medical devices. Since inception, we have designed and currently market 72 product systems with approximately 8,700 SKUs, which comprises of approximately 6,600 implants, 1,200 instruments and 900 disposable and other SKUs. Our products are available in a variety of sizes and configurations to best suit the individual patient’s anatomical and surgical requirements. Since inception, we have also generated approximately half a billion in aggregate total revenue in U.S. dollars, including $135.0 million of revenue generated in the twelve months ending June 30, 2021. Our surgical solutions include, among others, the following:

Plating Systems

•  Our plating systems are used in all major procedural segments within foot and ankle. Our plates are designed to eliminate hardware irritation and the need for plate manipulation to help enhance surgical outcomes. Our plates are generally optimized to be procedure-specific with varying degrees of thickness to best suit the anatomical requirements of surgery. Our plating systems also include a wide variety of plate-specific screws that provide surgeons with robust optionality to match the anatomy and surgical requirements of each patient and procedure.

Precision Guide Technology

•  Precision Guides are designed to avoid intra-operative hardware collisions or implant alignment for cross-screws, nails and other implants. We designed our Precision Guides to allow surgeons of all skill levels and experience to perform outstanding, consistent, and reproducible procedures utilizing our implants.

Standalone Screw Systems

•  Our screw systems are utilized in all major procedural segments within foot and ankle. Our screw systems offer a variety of length increments and multiple thread length options that allow versatility for the fixation of osteotomies, fractures, and joint arthrodesis. In addition, our screws are available in cannulated (or hollow), solid and headed or headless options.

•  We also offer a multitude of supporting instruments specific to foot and ankle indications.

APEX 3D Total Ankle Replacement System

•  We believe the APEX 3D System, which was approved by the U.S. Food and Drug Administration (FDA) in July 2020, marks the next generation in total ankle arthroplasty, or replacement, with advanced technologies such as porous 3-D printed implants and Vitamin E infused highly cross-linked polyethylene. The APEX 3D implant is available in varying sizes and design configurations, including a mechanism that provides surgeons versatility in implant sizing to best fit the needs of the patient. Further, our research uncovered a novel dual cone articulation that is specific to APEX 3D.

Patient Specific Total Talus Spacer

•  Our Patient Specific 3D Printed Total Talus Spacer is designed to replace the talus, the bone in the ankle that connects the leg and foot. This product provides a novel alternative to amputation or traditional ankle fusion therapies and allows patients to maintain a more active lifestyle. We utilize our advanced technologies to create the patient-specific implant shape based on CT scan imaging data and AI algorithms.

Bunion Correction Systems

•  We have a variety of surgical systems to treat bunions as we believe no single approach is appropriate to address the wide range of bunion considerations. Our bunion correction systems include, among others, our Phantom Intramedullary Nail, Gorilla Plates (Lapidus, BOW, MTP), JAWS Staples, Proximal Rotational Metatarsal Osteotomy (PROMO) and Monster Screws.

Orthobiologics

•  We offer a variety of different orthobiologics, including bone wedges, grafts, demineralized bone matrices, which is donated human tissue that has had the inorganic mineral removed, leaving behind the organic collagen matrix, bone void fillers, synthetic materials, amniotic products, and a biocompatible collagen matrix, which is a scaffold to help prompt new bone formation. Our orthobiologics are used in all major procedural segments within foot and ankle.

Since inception, we have introduced numerous key technological innovations and novel products that have advanced and challenged the status quo in our industry. As a result, many of our solutions have been first to market. We are committed to continuously expanding and advancing our portfolio of foot and ankle surgical solutions and to bringing next-generation products to market.

In addition to our portfolio of products, we have launched Smart 28, our initiative to modernize and improve all aspects of foot and ankle treatments by utilizing advanced technologies such as AI, data analytics, patient specific algorithms, 3-D modeling and other enabling technologies. With Smart 28, we aim to further improve patient outcomes and procedure reproducibility, as well as increased patient access to therapies. We envision our Smart 28 technologies will span across our portfolio of solutions by providing pre-operative planning, intra-operative support and post-operative evaluation.

Our development pipeline is driven by our passion and commitment to designing products aimed to improve patient outcomes and create surgical efficiencies. We have a dedicated team of design and development engineers that have embodied our research philosophy to drive continual innovation and a system of collaboration that allows us to harness and rapidly respond to customer feedback to drive development of new concepts and product iterations. The foregoing has helped us to expand our portfolio quickly and consistently with 23 new product launches between 2011 and 2016, and 43 new product launches between 2017 and first half of 2021, and 6 additional product lines acquired from Additive Orthopaedics. We currently have more than 30 product and system offerings in our development pipeline and expect the majority to launch commercially in the next 24 months. We have also enhanced our offerings through licensing agreements and tuck-in acquisitions, such as our recent acquisition of the assets of Additive Orthopaedics.

We have dedicated substantial resources to building a leading commercial organization that consists of sales, marketing and medical education. We believe our entrepreneurial and clinically-oriented culture has allowed us to build a leading sales force which includes 204 producing U.S. sales representatives as of June 30, 2021. Our U.S. sales force consists primarily of independent sales representatives, the majority of whom are exclusive. During 2020, substantially all of our U.S. revenue was produced by an estimated 176 producing U.S. sales representatives. We began selling outside the United States in late 2016. As of June 30, 2021, we sell our products in 23 countries, and in 2020, our international business contributed approximately 10% of our revenue. We believe that we have a significant opportunity to continue to capture market share in existing and new territories both in the United States and internationally.

To support our commercial expansion and awareness of the clinical benefits of our solutions, we have made significant investments in our infrastructure and education and training programs. To date, we have trained thousands of surgeons and other professionals. We offer multiple training programs at our headquarters, which features a 250-person auditorium and a 40-station cadaveric lab, that have the capacity to train over 5,000 people per year, and in addition we offer regional programs and virtual seminars. The breadth of our educational and training programs allows us to cater to larger sized groups of surgeons or other stakeholders with significant flexibility around time and location.

Our net revenue has increased from 2015 to 2020 at a compound annual growth rate (CAGR) of 42%. Prior to the COVID-19 related surgical disruption in 2020, our net revenue increased from $19.4 million in 2015 to $106.3 million in 2019, or a CAGR of 52%. Our net revenue increased from $106.3 million in 2019 to $111.0 million in 2020 and from $45.7 million for the six months ended June 30, 2020 to $68.8 million for the six months ended June 30, 2021. Net income increased from $3.1 million in 2019 to $3.5 million in 2020 and net loss decreased from $4.5 million for the six months ended June 30, 2020 to $2.4 million for the six months ended June 30, 2021. Adjusted EBITDA increased from $8.6 million in 2019 to $13.8 million in 2020 and from $1.2 million for the six months ended June 30, 2020 to $3.9 million for the six months ended June 30, 2021. We believe that our financial discipline has allowed us to achieve positive Adjusted EBITDA annually since 2015. Adjusted EBITDA is not a financial measure under U.S. generally accepted accounting principles (GAAP). See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Financial Measures” for an explanation of how we compute this non-GAAP financial measure and for the reconciliation to the most directly comparable GAAP financial measure.

Our Mission

Our mission is to continuously improve the outcomes and experiences of patients suffering from foot and ankle conditions. We strive to disrupt and transform the market by focusing exclusively on the foot and ankle in order to develop and commercialize differentiated, high quality orthopedic solutions, advanced procedural approaches and instrumentation that are collectively designed to enable surgeons to provide consistent, reproducible and effective outcomes.

Success Factors

We believe the following success factors are essential to our mission of improving patient experiences and outcomes and will be significant factors in our continued success and growth:

Large, Growing, and Underdeveloped Foot and Ankle Market with Significant Unmet Clinical Needs.

The global market for implants and devices used in foot and ankle procedures was approximately $4.3 billion in 2021, and is projected to grow at approximately 7% annually to reach $5.6 billion by 2025, representing the fastest growing market within orthopedics. The United States remains the largest market for foot and ankle procedures, potentially the fastest growing market within orthopedics. The United States remains the largest market for foot and ankle procedures, representing approximately 55% of the global market in 2020, and is our largest market for product sales. Our estimates of the global foot and ankle market are based on internal and third-party data. See “Market and Industry Data.” We believe that growth in the foot and ankle market could accelerate with advancements in technology and an increased focus on and specialization in foot and ankle ailments. We also expect the foot and ankle market to benefit from general trends including an aging population, increased incidence of obesity and diabetes, as well as the broader patient populations’ desire to pursue a more active lifestyle.

Our market consists of medical devices and implants used across approximately six core sub-categories and conditions including fracture fixation, bunions, hamertoe, ankle, PCFD or flatfoot, charcot foot and orthobiologics with varying levels of penetration across multiple providers. Additionally, the market is comprised of soft tissue, sports medicine, orthobiologics and analytical solutions across each of these sub-categories. We believe there is significant opportunity for further expansion and penetration across a broad subset of indications within foot and ankle due to current products delivering suboptimal patient outcomes, which is in part driven by a lack of anatomically specific technology and defined techniques. We also believe there has been a lack of innovation required to drive better clinical outcomes and surgeon experiences. We expect that new technologies driven by meaningful research, data analytics and AI will result in higher procedural success rates, which may prompt increased procedure volume.

Exclusive Focus On and Deep Understanding of The Foot and Ankle Market.

We established Paragon 28 in 2010 as a company exclusively dedicated to the foot and ankle market, unlike many of our competitors who spread their resources and focus across multiple orthopedic indications. The name of our company embodies this focus: “Paragon” being a model of excellence or perfection; “28” being the number of bones in the human foot. Our goal is to improve patient outcomes by introducing innovative technologies and procedures which re-invent the specialty. We believe our passion, expertise, and exclusive focus in foot and ankle has allowed us to profoundly understand the needs of our patients and physicians which has driven broad innovation and enhanced solutions. This dedication to foot and ankle has been instrumental in our success.

Total Solutions Provider with a Comprehensive Portfolio.

We have a broad and comprehensive portfolio of surgical solutions for the foot and ankle market. Each of our offerings are designed with both the patient and physician in mind to deliver an enhanced user-experience throughout the procedure, while improving patient outcomes and increasing the reproducibility of results. Our current portfolio consists of 72 product systems, offering significant depth in every indication. As of June 30, 2021 we had 318 issued or pending patents covering our portfolio. Our current suite of implants includes plates, plating systems, screws, staples, nails, and orthobiologics. Among other advanced technology solutions, we empower our physicians with a spectrum of pre-operative planning and intra-operative support systems including laser alignment tools, patient specific instrumentation, and other advanced technology solutions designed to enhance physician experiences and create procedural efficiencies. We have expanded our portfolio quickly and consistently with 23 new product launches between 2011 and 2016, and 43 new product launches between 2017 and first half of 2021, and 6 additional product lines acquired from Additive Orthopaedics. We have also enhanced our offerings through licensing agreements and tuck-in acquisitions, including the acquisition of the assets of Additive Orthopaedics in June of 2021.

Deep Clinical Expertise.

Our clinical expertise has been fundamental to our success in advancing the standard of care in foot and ankle surgery. We invest significant time and resources to understand the specific needs of our patients and physicians to help cultivate novel solutions. We take an unbiased, clinical, research-first approach to developing new products in our portfolio which allows us to develop disruptive technologies. To support our mission we have built a team that has diverse experiences and educational backgrounds, and have developed collaborative relationships with what we believe are the most forward-thinking foot and ankle specialists across a variety of indications. We believe collaboration with all stakeholders within the foot and ankle community is vital to product advancement and has been a driving force behind our success as a disruptor in the space.

Dedication to Medical Education.

We are dedicated to supporting our patients and surgeons with a comprehensive educational experience. To support our stakeholders, we have built a 250-person auditorium and a 40-station cadaveric operating lab that are used for on-site education and training sessions. In addition to education and training opportunities offered at our headquarters, we have developed and offer a broad range of regional programs and virtual seminars. The breadth of our educational and training programs allows us to cater to larger sized groups of surgeons and sales people with significant flexibility around time and location in the United States and internationally. Since our inception, thousands of surgeons and stakeholders have participated in our education and training curriculums both on-site and through our other offerings.

Large Research & Development Team Leveraging Unique Insights.

We have a large and growing, dedicated team of 26 development engineers that work hand-in-hand with thought-leading foot and ankle specialists and third-party development specialists to advance our mission. Our strong research & development team seeks to break barriers in foot and ankle as we rethink existing procedures and products. We have developed a culture and system of collaboration which allows us to harness and rapidly respond to customer feedback to drive development of new concepts and product iterations.

Demonstrated Growth and Value Creation.

We have driven a 42% revenue CAGR from 2015 through 2020. In 2020, despite the negative impact of COVID-19, we grew net revenue 4% to $111.0 million, and generated net income of $3.5 million, 3% of net revenue, and $13.8 million in Adjusted EBITDA, a 12% margin. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Financial Measures” for an explanation of how we compute this non-GAAP financial measure and for the reconciliation to the most directly comparable GAAP financial measure. Our goal is to continue to drive revenue growth through new product introductions, including our Smart 28 initiatives, accompanied by leading medical education programs, expansion of our distribution channels, marketing programs, and targeted business development activities. We intend to maintain a fiscally responsible culture in which we are selective in how and where we deploy resources to drive these growth initiatives. This financial discipline has allowed us to have positive Adjusted EBITDA since 2015.

Our Growth Strategy

Our strategic levers to achieve our mission and drive continued growth include:

Continue to Invest in Research and Development to Further Improve Outcomes and Expand Our Addressable Market.

We have a strong history of developing and commercializing new products. We intend to maintain a procedurally focused approach to product development and have over 30 projects underway as of June 30, 2021, 22 of which we anticipate launching in the next 24 months. Our capabilities allow us to develop products that span a spectrum of regulatory pathways including 510(k), de novo and premarket approval (PMA) designations. With the acquisition of the assets from Additive Orthopaedics, we now have the capabilities for patient specific solutions that potentially broaden the addressable patient population and provide patients with complex conditions new surgical options. We are also committed to our Smart 28 initiative of delivering advanced technology, including AI, to the foot and ankle market and intend to further invest in this initiative.

Transform the Foot and Ankle Market by Leveraging Our Smart 28 Initiatives to Advance the Foot and Ankle Surgical Experience and Clinical Outcomes.

Smart 28 is our initiative to improve all aspects of foot and ankle treatments utilizing advanced technologies such as AI, data analytics, patient specific algorithms, 3-D modeling and other enabling technologies. We have assembled and will continue to build a team of industry experts to detail the needs and direction of this initiative. As part of our Smart 28 initiative we currently offer several innovative technologies including proprietary solutions and platforms for 3-D printing technology, 3-D modeling software, patient specific guides and implants and laser alignment tools, as well as our end-to-end, fully enabled cloud-based infrastructure and AI-platform. We believe these analytical tools will continuously improve as data points from each procedure using this platform is collected, such as the information regarding the impact of corrections on the musculoskeletal system and surrounding soft tissue. We believe such iterative, data-driven improvements will result in improved surgical outcomes.

Continue to Invest in Our Commercial Infrastructure Globally to Capture Market Share.

Our broad U.S. commercial footprint spans across all 50 states. Our products are also commercially available in 23 countries where we expect additional growth opportunities. In the United States, we believe there are approximately 2,400 orthopedic surgeons who specialize in foot and ankle, approximately 2,300 pediatric and trauma surgeons that treat foot and ankle and approximately 18,000 podiatrists, the majority of which are performing foot and ankle surgery. We continue to commit significant resources to clinical and procedural training and development of our commercial organization to provide high quality case support for our surgeon customers. We believe there is significant opportunity to increase sales in our current territories in the United States and internationally by selling to new physicians and increasing physician utilization of our existing and new solutions. Additionally, we plan to continue growing our sales organization and network in the United States. We are also highly focused on expanding our global network by expanding our sales footprint in existing and select new international markets based on our assessment of size and opportunity, among other factors.

Advance Medical Education and Targeted Marketing Campaigns.

We have developed state-of-the art programs and facilities to further benefit the community and empower surgeons with the tools and knowledge to drive improved clinical outcomes. We plan to utilize these programs and facilities to effectively spread awareness of our solutions. We offer focused medical education courses for our customers and we have created a curriculum of in-person and virtual courses, seminars and databases with the goal of providing continued education to our customers on our products, as well as teaching new surgical approaches. Our approach to clinical education is results-oriented and supported by robust data, which we believe allows us to drive trust among the broader community with more accurate and quantifiable information and feedback. We believe our focus on advancement of education will contribute to the overall growth of the foot and ankle market and our business. We are also committed to patient education for foot and ankle therapies and invest resources in direct-to-patient marketing. Beyond our programs and facilities, we have a broad range of tools we use to drive patient awareness including social media campaigns and conference exhibits. We believe that our focus on clinical education through our expansive curriculum and training opportunities and directed outreach to educate patients will drive ongoing adoption of our solutions and products.

Actively Evaluate and Pursue Business Development Opportunities.

We have successfully executed strategic partnerships and acquisitions of new solutions and platforms that are highly complementary to our core business. Most recently we successfully acquired and integrated the assets of Additive Orthopaedics including the only total Talus spacer authorized for marketing pursuant to an approved HDE application, as well as several advanced technologies to benefit our Smart 28 initiative. We intend to continue to seek targeted external opportunities to enhance our solutions portfolio and distribution channels. Our approach to business development is highly disciplined and focused on bringing novel approaches and advanced technologies to our customers that can result in improved experiences for physicians and better results for our patients. We believe we are well positioned as a partner or acquirer of a business or team aligned with our mission of improving clinical outcomes in the foot and ankle market.

Our Industry

The foot and ankle are complex structures that combined contain 30 bones, with 28 in the foot alone, 34 joints and a network of more than 100 tendons, muscles and ligaments. While many foot and ankle problems can be successfully solved without surgery, many also require surgical intervention to resolve longstanding pain, deformities or correction of diseased tissue. In the United States, procedures to address conditions of the foot and ankle are typically performed by the following:

•	approximately 2,400 orthopedic surgeons who specialize in foot and ankle;

•	approximately 2,300 pediatric and trauma surgeons that treat foot and ankle; and

•	approximately 18,000 podiatrists in US podiatrists, the majority of which perform foot and ankle surgery.

The products used in foot and ankle procedures generally include screws, wires and pins, plates, nails, fixators, staples, joint implants, soft tissue implants, and orthobiologics. In addition to the diversity of tools, there are also multiple approaches to treating foot and ankle conditions. We believe the diversity of tools and treatment methodologies adds to the complexity of foot and ankle procedures and the varying degrees of patient outcomes.

Our definition of the foot and ankle market includes the treatment of the following conditions:

Fracture Fixation

(Ankle fracture represented in image above)

•  Condition: A fracture, or broken bone, can be a result of an injury or may occur with overuse (stress fracture) in any bone in the foot and ankle.

•  Treatment(s): Surgical treatment of fractures includes reduction, or putting the bones back together, and securing the fracture with implants such as plates and screws.

Hallux Valgus, or Bunions

•  Condition: A common foot deformity where a bump develops on the inside of the foot at the big toe joint. The condition can progress to cause significant loss of function, pain and reduced quality of life.

•  Treatment(s): Bunion surgery can vary based on severity of the deformity, patient factors and surgeon preference, but is primarily addressed through bone cuts, bone fusion and/or soft tissue correction.

Hammertoe

•  Condition: Hammertoes can affect all toes, but typically affects the 2nd, 3rd, and 4th toe, when a tendon imbalance causes the toe(s) to bend and contract. Often associated with bunions.

•  Treatment(s): Surgical treatment of hammertoes can be achieved by fusing the bones in a straight position with pins, screws or other implants, or by addressing the tendon/soft tissue imbalance directly.

Ankle	Ankle includes all non-fracture ankle conditions surrounding the ankle including surrounding soft tissue. Some conditions of the ankle are highlighted below

Ankle — Ankle Arthritis

•  Condition: Ankle arthritis is most commonly a result of trauma to the ankle, such as repeated ankle sprains or a previous ankle fracture.

•  Treatment(s): Ankle arthritis is typically treated with either ankle arthrodesis, which is the fusion of the ankle joint using screws, plates, and/or intramedullary nailing, which is nail within the bone without any protrusion, or total ankle arthroplasty, which is the replacement of the ankle joint. Both total ankle replacement and ankle arthrodesis are intended to decrease pain in the ankle, but ankle joint replacement allows for the patient to continue moving their ankle.

Ankle — Avascular Necrosis of the Ankle

•  Condition: The talus bone sits beneath the tibia, forming the bottom of the ankle joint. The blood supply to the talus can be disrupted if the talus is fractured or if certain medications disrupt the flow of blood to this bone, which is termed avascular necrosis. Without blood to this bone, the bone dies and eventually collapses. The necrosed portion of this bone causes pain and must often be removed.

•  Treatment(s): At worst, treatment may include amputation, but other options exist, such as a complicated fusion or alternative spacers in place of the talus.

Progressive Collapsing Foot Deformity (PCFD), or Flatfoot

•  Condition: A 3-dimensional foot deformity that is progressive in nature, affecting different parts of the foot to create a “fallen arch” appearance.

•  Treatment(s): Correction of flatfoot may involve cutting and re-positioning bones, fusing bones together and/or repairing damaged soft tissues.

Charcot Foot

•  Condition: A rare condition that can develop in diabetic patients or others with longstanding peripheral neuropathy, which is a loss of sensation in the hands and feet. In people with charcot foot, the bones become weak, fracture, and/or dislocate without the patient feeling their foot.

•  Treatment(s): Surgical treatment may be complex, including bone cuts to help the foot become realigned and reduce pressure points for ulcer prevention/treatment. The bones may be fixed with internal fixation, such as plates, nails, beams, and screws, external fixation, or a combination of both.

Orthobiologics

•  Orthobiologics are biological substances used to help injuries and conditions heal more quickly across all major procedural segments within foot and ankle. Orthobiologics come in many forms including bone wedges, grafts, demineralized bone matrices, bone void fillers, synthetic materials, amniotic products, and a biocompatible collagen matrix.

Our Market Opportunity

We define our market as the market for surgical implants and devices used in foot and ankle procedures across all major indications, which include fracture fixation, bunions, hammertoe, ankle, PCFD or flatfoot, charcot foot and orthobiologics. We believe each of these subsegments and orthobiologics represents its own market opportunity with varying growth rates. The global market for surgical implants and devices used in foot and ankle procedures is expected to be approximately $4.3 billion in 2021, and is projected to grow at approximately 7% annually to reach $5.6 billion by 2025, representing potentially the fastest growing market within orthopedics. The United States remains the largest market for foot and ankle procedures, representing approximately 55% of the global market in 2020, and is our largest market for product sales. Our estimates of the global foot and ankle market are based on internal and third-party data. See “Market and Industry Data.”

The broader global foot and ankle market opportunity across each major indication and orthobiologics is shown in the table below.

Foot and Ankle Market Segment	Estimated 2021 Market Size ($ million)	Estimated 2025 Market Size ($ million)	Projected 2021 –2025 CAGR
Fracture Fixation	$1,330	$1,600	5%
Bunions	$930	$1,340	10%
Hammertoe	$460	$680	10%
Ankle (1)	$430	$610	9%
PCFD or Flatfoot	$360	$410	3%
Charcot Foot	$190	$220	4%
Orthobiologics (2)	$550	$710	6%

Total Global Market	$4,250	$5,570	7%

(1)	Ankle includes all non-fracture ankle conditions surrounding the ankle including surrounding soft tissue.
(2)	Represents orthobiologics specific to the foot and ankle market.

We believe the foot and ankle market remains underpenetrated today due to high failure and recurrence rates experienced by patients. For example, revision rates for total ankle arthroplasty are 21.8% after 5 years and 43.5% after 10 years irrespective of the implant compared to approximately 0.9% and 1.4% after three years for hip and knee procedures, respectively. Revision rates across other foot and ankle procedures vary, but also are generally higher than other orthopedic markets. We estimate that revision rates for certain foot and ankle procedures can be as high as approximately 20% to 70%.

Despite these high failure rates, we believe that the foot and ankle market growth will accelerate due to advancements in technology and an increased focus and specialization in foot and ankle ailments, improving patient outcomes and patient awareness of available treatments. We also expect the market to benefit from general trends including an aging population, increased incidence of obesity and diabetes, as well as the broader patient populations’ desire to pursue a more active lifestyle.

Limitations of Existing Approaches in the Foot and Ankle Market

The foot and ankle surgical implant and device market is a relatively new segment of the orthopedic market and is dominated by a handful of incumbents who also operate across the broader medical technology and orthopedic markets. We believe technological advancement and growth in this market has been limited by certain trends in the industry, including:

•

Lack of Sole Focus On and Dedication to Improving Outcomes in the Foot and Ankle Market. Many of the current incumbent providers operate across multiple sectors both within orthopedics, as well as other medical technology segments, and they have not traditionally created technologies designed exclusively for the foot and ankle surgeon. Typically, these incumbents include their foot and ankle products within broader orthopedic divisions where sales and development teams are allocating time and resources to a broad array of solutions across multiple anatomies beyond the foot and ankle.

•

Lack of Overall Education and Awareness of Optimal Approaches for Treating Foot and Ankle Conditions, Resulting in Higher Failure and Recurrence Rates. Foot and ankle is an emerging segment of orthopedics and its patients within this segment experience high recurrence and failure rates that can be associated with a multitude of complications. We believe there has been a lack of focus on developing robust medical and clinical education platforms and curriculums aimed to benefit key stakeholders in foot and ankle.

•

Lack of a Specialized Foot and Ankle Sales Force. Given the broad focus of other industry participants, foot and ankle surgeons are often dealing directly with full line orthopedic sales representatives rather than a dedicated foot and ankle sales specialist. While in more rural markets, a non-specialized sales force is common, in more concentrated markets, we believe this dynamic may lead to suboptimal customer service and attentiveness.

•

Lack of Procedural Support and Patient Specific Solutions. Physicians treating patients with complex foot and ankle conditions are often required to re-purpose another solution for each patient, which may result in inconsistent patient outcomes. In addition, there is a general lack of supporting tools and instruments customized and specific to each patient and procedure. Surgeons have limited optionality for treating patients, which is problematic as there is a wide range of conditions with varying degrees of severity and patient-specific complicating factors such as age, weight and activity level. This lack of options can lead to both high and low severity patients receiving similar, often suboptimal treatment and patients receiving solutions that are not addressing patient-specific factors.

•

Many Existing Solutions Are Repurposed from Other Large Joint Anatomies. We believe that several options used in treating foot and ankle today are derived from and resemble implants and instruments used in other anatomies such as hip, knee or from general trauma. While these technologies are often highly regarded in their primary anatomies, they were not designed with the specific and complex anatomy of the foot and ankle in mind. There are larger force requirements and usually minimal soft tissue envelopes which can add to the complexity of treating the foot and ankle. We believe this lack of anatomically specific designs and implants has contributed to the high revision and failure rates experienced in our market.

•

Advanced Technologies Not Fully Applied. We believe that the foot and ankle market has seen limited investment in advanced technologies such as 3-D instrument and implant printing, data analytics, artificial intelligence and robotics. We believe there is a significant need for providers to gain access to such technologies to help make procedures more efficient and to provide patients with more reproducible and improved outcomes. Further, we believe many foot and ankle surgeons are increasingly demanding advanced data analytic solutions to complement surgical support across the full procedural continuum from pre-operative planning, to intra-operative solutions, and ultimately post-operative feedback.

•

Lack of Unbiased Research. A majority of implants utilized in foot and ankle today were developed without a specific, research-based need in mind. We believe many research projects conducted in foot and ankle were conducted to bolster marketing or were conducted to support adoption of existing products and procedural techniques, and as a result, such research could be biased. Due to this potential bias, we believe there is a need to reorient key stakeholders to design products and procedures based on meaningful, unbiased clinical research.

We believe the combination of these limitations has led to a lack of product innovation and patient specific solutions, resulting in significant unmet need.

At Paragon 28, we aim to disrupt and improve the overall foot and ankle market across all functions of our organization. We are exclusively focused on foot and ankle, with our product development philosophy centered on improving the limitations of existing foot and ankle products and procedures to advance the standard of care.

We believe our differentiating characteristics that allow us to address current market limitations and improve patient outcomes include:

•	Exclusive focus on foot and ankle market

•	Product development and designs to address issues identified through unbiased research

•	Dedication to improving the procedural experience for physicians and offering a range of specific options to address all patients’ needs as opposed to repurposed solutions

•	Ambition for each or our anatomically specific foot and ankle solutions to be the standard of care

•	Development and utilization of advanced technologies through Smart 28

•	Commitment to clinical education of all stakeholders

•	Highly specialized and rigorously trained sales force

Our Solutions

We have built a comprehensive, full-line foot and ankle orthopedic device company. We let the needs and limitations of the procedure dictate the systems and technologies that we develop in order to identify the best solution to overcome and improve the entire surgical and patient experience. We approach each type of procedure from both the patient’s and the surgeon’s perspective. The goal of each new solution is to improve patient outcomes, reduce ailment recurrence and complication rates, and to provide optionality to fit the specific needs of each patient. We respect that no two patients are the same and with that in mind, we develop our solutions with a range of optionality. The goal of each new solution for surgeons is to make the procedure simpler, more consistent, and more reproducible and to identify new approaches to deformity correction that may address certain limitations.

We believe our commitment to this approach has allowed us to establish a brand and reputation of being innovators in the foot and ankle industry. Since inception, we have introduced numerous key technological advancements and innovative products that have advanced and challenged the status quo in our industry.

We believe the differentiation of our purpose-built solutions and the clinical value that we provide to our surgeon customers is demonstrated by our commercial success and growth. Since our first internally developed product, the Preserve bone wedges, launched in 2011, we have commercialized 72 product systems, including 6 product systems acquired in the Additive Orthopaedics acquisition, through June 30, 2021. Since inception, we have also generated approximately half a billion in aggregate total revenue in U.S. dollars, including $135.0 million of revenue generated in the twelve months ending June 30, 2021. Additionally, we currently have more than 30 product and system offerings in our development pipeline and expect 22 products to launch commercially in the next 24 months which represents our continued dedication to enhancing our product portfolio with novel and disruptive solutions. We have also rapidly expanded our global intellectual property portfolio and will continue to focus on only patenting what we view as truly unique.

Our Smart 28 Ecosystem

To bolster our internal Smart 28 ecosystem, we acquired the assets of Additive Orthopaedics in 2021, which provides our customers with exclusive access to the only 3-D printed, patient specific total talus spacer authorized for marketing pursuant to an approved HDE application. We also acquired a proprietary, pre-operative surgical planning platform, which we believe may significantly accelerate our ability to leverage AI to improve clinical outcomes. With the addition of Additive Orthopaedics, we now have capabilities within the pre-operative and intra-operative stages of the continuum of care.

We expect to continue to invest in Smart 28 with the intent of developing post-operative solutions, while further bolstering our capabilities and offerings within the preoperative and intraoperative stages.

Our Procedurally Focused Systems

We have developed a comprehensive portfolio of foot and ankle surgical systems. Each system typically includes one or more of the following: plates, screws, staples, nails, advanced joint and bone replacements, orthobiologics, and other implantation instruments and disposables specifically designed for the particular surgical system. We focus our engineering efforts equally on each component of our surgical systems, from the implants to the procedural approach and instruments. Since inception, we have designed and currently market 72 product systems and approximately 8,700 SKUs. We have developed approximately 6,600 implant, 1,200 instrument, and 900 disposable and other SKU’s. Our products are available in a variety of sizes and configurations to best suit the individual patient’s anatomical and surgical requirements.

Our Plating Systems

We currently offer three plating systems: Gorilla Plating System, Baby Gorilla Plating System and Silverback Ankle Fusion Plating System. These plating systems are used in all major procedural segments within the foot and ankle industry. Our plates were created with the patient and surgeon in mind and designed to eliminate hardware irritation and the need for plate manipulation to help enhance surgical outcomes. Our plates are generally optimized to be procedure-specific with varying degrees of thickness to best suit the anatomical requirements of each patient and surgery. Our anatomically contoured plates are machine contoured, which we believe results in stronger, more balanced constructs with a better fit when compared to plates that are stamped, rolled, or bent. In order to complement our plates, drive clinical value, and enhance reproducibility, we offer complete all-in-one caddies containing the implants and procedure-specific instruments that surgeons will likely utilize in the procedure. A number of our plating systems include many patented features.

Our leading plating system is the Gorilla Plating System (Gorilla). Gorilla is one of the most comprehensive foot and ankle plating systems with over 290 plating options and a wide variety of plate-specific screws.

Gorilla Plate-Specific Screws

•  One of the most comprehensive product offering with 14 systems, 61 styles, and 293 plate options with unique, customizable instrumentation

•  Offers 2.7 mm, 3.5 mm, and 4.2 mm locking or non-locking variable angle plate screws, R3CON and TUFFNEK screws options

•  Variable angle plate screws are designed to allow greater surgical flexibility and accommodate up to 15° off-axis locking placement

•  Our reinforced screw neck, known as TUFFNEK, increases the bending strength of the construct at the point of highest stress

Our Gorilla Plating System includes, among others, the following systems:

Lisfranc (midfoot) Plating System • 5 anatomically contoured designs • 28 total offerings • Designed to minimize soft tissue irritation

Lapidus Plating System • Anatomically contoured • Guide allows for placement of cross-screw while maintaining on-axis placement of plate screws

Lateral Column Plating System • Anatomically contoured • Plate and screw construct designed to maintain anatomic alignment of the lateral column

Calcaneus (heel bone) Slide Plating System

•  Angled screw accommodates a locking screw for added dimension of stability

•  May result in less hardware removal cases

•  Designed to not violate growth plate of the calcaneus in pediatric patients

NC Fusion Plating System (fusion of two bones on the inside middle of the foot) • Anatomically contoured • Designed to achieve compression across multiple joints • Built-in alignment templating

The Baby Gorilla Plating System is a comprehensive foot and ankle specific plating system that includes 26 distinct plating styles and 92 distinct plating options with unique, customizable instrumentation. Similar to Gorilla, the Baby Gorilla system incorporates modularity, optionality and specificity with plates designed for procedures that require narrower plates and smaller screws to match the anatomy and size of the smaller bones within the foot. Additionally, while the Baby Gorilla system was created to primarily address a full range of trauma fixation procedures, it also includes a variety of compression plates for reconstructive procedures in the foot and ankle.

Baby Gorilla Plate-Specific Screws

•  Offers 2.0 mm and 2.5 mm locking or non-locking variable angle plate screws

•  Variable angle plate screws are designed to allow greater surgical flexibility and accommodate for up to 15° off-axis locking placement

Our Baby Gorilla Plating System includes, among others, the following systems:
• System provides fracture- and procedure-specific options Navicular Fracture Plates • 4 total offerings • Hole pattern designed around common forms of navicular bone (a bone in the ankle) fractures
5th Metatarsal Hook Plates • Designed to anatomically fit the 5th metatarsal bone • Contains sharp hooks allowing the plate to grab the proximal fragments and secure them back to the bone

In a retrospective study that we funded but for which we did not participate in the data collection or the ultimate publication in Foot & Ankle International in 2019, our Gorilla Plating System demonstrated strong clinical value and surgical efficiency resulting in fewer hardware removals, higher rates of bone union, and a biomechanically stable fixation; of the 81 patients who received a Gorilla Calcaneal Slide Plate, a 100% union rate was noted, with only one plate removed due to a superficial wound infection (1.2%), and no plates were removed due to hardware failures. This retrospective study was not powered for statistical significance. One case of hardware removal was reported due to wound breakdown and the plate being exposed. All osteotomies healed without displacement or hardware failure.

The Gorilla Plating System and Baby Gorilla Plating System are cleared for use in stabilization and fixation of fractures or osteotomies; intra and extra articular fractures, joint depression, and multi-fragmentary fractures; revision procedures, joint fusion and reconstruction of small bones of the toes, feet and ankles including the distal tibia, talus, and calcaneus, as well as the fingers, hands, and wrists. The systems can be used in both adult and pediatric patients. We began developing the Gorilla Plating System and the Baby Gorilla Plating System in the fourth quarter of 2012 and received our initial 510(k) clearance in April 2014. The Gorilla Plating System and the Baby Gorilla Plating System are cleared as Class II medical devices for the above indications and the associated instrumentation are cleared as Class I medical devices.

Our Silverback Ankle Fusion Plating System (Silverback) offers 34 unique, low profile, anterior, lateral, and posterior plate designs, five screw diameters, and a robust offering of joint preparation instrumentation to address tibiotalar (TT), tibiotalocalcaneal (TTC), or tibiocalcaneal (TC) arthrodesis. The plating system is engineered from Type II Anodized Titanium Alloy for improved fatigue performance and allows for multiple points of fixation with contoured and flat options.

Silverback Plating System

•  The Silverback plate options were designed specifically for the varying anatomy when addressing an ankle arthrodesis

•  Offers 3.5 mm and 4.2 mm locking and non-locking screws, 4.5 mm and 5.2 mm locking and non-locking Silverback screw options and a 4.7 mm Compact Silverback screw option

•  Compact Silverback screw is designed for dense bone commonly found in the proximal tibia.

The Silverback Gorilla Plating System are cleared for use in stabilization and fixation of fractures or osteotomies; intra and extra articular fractures, joint depression, and multi-fragmentary fractures; revision procedures, joint fusion and reconstruction of small bones of the toes, feet and ankles including the distal tibia, talus, and calcaneus, as well as the fingers, hands, and wrists. The system can be used in both adult and pediatric patients. We began developing the Silverback Gorilla Plating System in the third quarter of 2017 and received our initial 510(k) clearance in September 2018. The Silverback Gorilla Plating System is cleared as a Class II medical device for the above indications and the associated instrumentation are cleared as Class I medical devices.

Our Precision Guide Technology

Precision Guide is our patented instrument technology that we created with the goal to improve surgical outcomes and allow surgeons of all skill levels and experience to perform consistent and reproducible procedures utilizing our implants. This technology also saves time in the operating room and reduces the amount of fluoroscopy, a type of medical imaging, used.

Many foot and ankle procedures require cross-screws in addition to plates. For certain procedures, when a surgeon implants a cross-screw they can either insert the screw freehand or use our Precision Guide. Freehand screw placement may result in intra-operative hardware collision or multiple attempts to redirect the screws to avoid collision, which may result in unwanted revisions, longer surgical times, and slower patient recovery.

Each Precision Guide variation is uniquely attuned to work in tandem with its corresponding procedurally focused plate or implant. Once plate screws are inserted, the surgeon attaches the Precision Guide to the plate with a simple hand screw. The Precision Guide arm provides the surgeon with a drill guide that is positioned at a pre-calculated, three-dimensional angle designed to avoid collision with the existing plate and plate screws and optimize orientation for ideal construct strength.

We have six variations of Precision Guide that are tailored to specific procedures where one or more cross-screws or implants are required. Our Precision Guide technology is available for the following procedures: MTP fusion (a procedure to address bunion deformities that fuses two bones on the big toe), first tarsometatarsal arthrodesis (Lapidus plate) and metatarsal osteotomy for bunion correction, medial column beaming for charcot foot reconstruction, ankle fusion plating, and naviculocuneiform (NC) joint arthrodesis.

The following table illustrates two of our procedure-specific Precision Guides:

Monster, Mini Monster, and Joust Beaming Screw Systems

To complement our plating systems and provide surgeons with the full suite of products, we created a variety of innovative standalone screw systems. Our screw systems are utilized in all major procedural segments within the foot and ankle industry. Every detail was scrutinized in the design of our screws, from thread distance and pitch to neck tapering angle (precompression taper), with the goal of providing differentiated screws that address the needs of patients and surgeons. To support our 510(k) submission, we conducted engineering analyses in which our screws, were uniquely attuned and well-balanced for optimal strength and insertion sharpness, all while maintaining superior implantation represented by greater predicted pull-out strength compared with predicate devices.

Our Monster and Mini Monster Screw Systems are cannulated and solid screw systems with a wide variety of size and feature options. We offer a variety of length increments and multiple thread length options that allow versatility for the fixation of osteotomies, fractures, and joint arthrodesis. Our screw offerings are supported by a robust portfolio of tools and instruments designed to help improve consistency and accuracy of surgical outcomes.

Our Joust Beaming Screw System is comprised of cannulated and solid beams with a variety of sizes and features optimized to accommodate varying patient anatomy and allow surgeons greater flexibility in final placement. Compared to our Monster screw systems, Joust screws are longer in length and are primarily utilized in procedures that require stabilization that extends beyond one joint, such as charcot foot. Additionally, our Joust screws are constructed from Type II Anodized Titanium that have been proven in third-party clinical studies to provide improved fatigue strength, which may result in better patient outcomes.

Our screws can be used as a standalone implant, with other screws, or in tandem with a plating system, depending on the procedural demands and surgeon preference. We designed our screws with the mindset of being inclusive and cognizant of individual surgeon preferences, knowing that there is more than one way to a successful outcome. We believe that we offer surgeons one of the broadest array of screw options, including headed and headless screws, fully and partially threaded, all at various sizes. Other key features of our screws include reverse cutting flute threading, which are self-tapping reverse threads that help facilitate screw removal, and forward cutting flutes, which creates thread pattern during screw insertion and allow the screw to be self-tapping.

The below images depict select products and features from some of our various screw systems:

Monster + Mini-Monster Screw Systems:

•  Comprehensive portfolio with 65 styles and 1,307 options

•  Versatility in thread length for enhanced compression

•  Cannulated screws to ensure screw positioning over wire

•  Solid screws for additional strength

•  Headed and headless for surgeon preference

Joust Beaming Screw Systems:

•  Constructed from Type II Anodized Titanium

•  Headless

•  Partially or fully threaded

•  Three diameters – 5.5 mm to 7.2 mm

•  Solid or cannulated

•  Beam lengths from 50 mm -185 mm in 5 mm increments

The Monster Screw System is cleared for use in bone reconstruction, osteotomy, arthrodesis, joint fusion, ligament fixation, fracture repair and fracture fixation, appropriate for the size of the device. The

Monster Screw System, including the Joust Beaming Screw System, can be used in both adult and pediatric patients. We began developing the Moster Screw System in the third quarter of 2011 and received our initial 510(k) clearance in April 2013. The Monster Screw Systems is cleared as Class II medical devices for the above indications and the associated instrumentation are cleared as Class I medical devices.

The Joust Beaming Screw System is indicated for use in bone reconstruction, osteotomy, arthrodesis, joint fusion, ligament fixation, fracture repair and fracture fixation, appropriate for the size of the device. We began developing Joust Beaming Screw System in the fourth quarter of 2017 and received initial 510(k) clearance in April 2019. The Joust Beaming Scew System can be used in adult patients. The Joust Beaming Scew System is cleared as Class II medical device for the above indications and the associated instrumentation are cleared as Class I medical devices.

APEX 3D Total Ankle Replacement System (TAR)

The APEX 3D is our total ankle replacement system that was cleared by the FDA in July 2020. We believe the APEX 3D System marks the next generation in total ankle arthroplasty, or replacement, with advanced technologies such as porous 3-D printed implants and Vitamin E infused highly cross-linked polyethylene. The APEX 3D implant is available in varying sizes and design configurations, including a universal polyethylene locking mechanism that provides surgeons versatility in implant sizing to best fit the needs of the patient. The APEX 3D System is based on over a century of combined clinical experience, cutting-edge biomechanical research, and is designed to address the inherent challenges associated with total ankle joint replacement clinical outcomes including tibial component loosening at a rate of between 12% and 38%, pathological wear, overly constrained articulation components in the presence of imperfect alignment, limited research to indicate the sensitivity of alignment, significant patient variation in gait, instability, and persistent pain. In addition, the APEX 3D System was designed to address the factors we believe contribute to loosening and stress of components. We believe it is the first true anatomic dual cone design, based on CT research around both diseased and healthy anatomy.

The below images depict our APEX 3D total ankle replacement system and features:

The APEX 3D total ankle replacement system is cleared for use as a total ankle replacement in primary surgery for patients with ankle joints damaged by severe rheumatoid, post-traumatic or degenerative arthritis. Revision surgery for these patients is also indicated for patients with sufficient bone stock present. The APEX 3D total ankle replacement system can be used in both adult and pediatric patients. We began developing the APEX 3D total ankle replacement system in the fourth quarter of 2016 and received our initial 510(k) clearance in July 2020. The APEX 3D total ankle replacement system is cleared as Class II medical device for the above indications and the associated instrumentation are cleared as Class I medical devices.

Smart 28 for Total Ankle Replacement

To complement our APEX 3D total ankle replacement implant and further distinguish our total ankle replacement procedure, we developed two advanced technologies, FasTrac and MAVEN, to utilize intra-operatively. Depending on physician preference and surgical needs, FasTrac or MAVEN is designed to be used to ensure optimized implant positioning to enhance post-procedural surgical outcomes. FasTrac and MAVEN represent our first TAR-specific Smart 28 tools. We intend to further develop tools and capabilities across the entire continuum of TAR care to further enhance clinical outcomes for our APEX 3D patients.

FasTrac is our proprietary distal tibia alignment system that features laser technology developed to provide a precise visual reference point during component alignment, a critical step in establishing optimal implant placement during TAR. In addition to expediting and visually enhancing alignment, the system streamlines the surgical technique by eliminating the need to insert an additional pin into the tibia or conduct CT scans. The FasTrac system is designed to be used to verify varus/valgus alignment as well as internal external alignment. FasTrac is cleared for use for the same use as our APEX 3D total ankle replacement system and can be used in adult patient populations. We began developing FasTrac in the second quarter of 2018 and received initial 510(k) clearance in November 2020. FasTrac is cleared as Class II medical device for the above indications and the associated instrumentation are cleared as Class I medical devices.

MAVEN is our proprietary patient-specific instrumentation offering that provides an accurate and simple-to-use surgical planning technology to surgeons. It utilizes an advanced CT-based coordinate system designed for reproducible alignment and accurate implant placement critical for long-term survivorship of the implant. MAVEN advances patient-specific technologies with its anatomical design features, which promote alignment accuracy, stability, and ideal implant placement. MAVEN is compatible with both weight-bearing CT and traditional CT scanning technologies and features one continuous scan from the knee through the base of the foot to capture biomechanically accurate data. The combination of patient-specific CT information, contoured guides, and APEX 3D implant designs provide the surgeon with exceptional technology engineered to optimize patient outcomes. Our MAVEN patient-specific instrumentation is intended to be used as patient specific surgical instrumentation to assist in the positioning of total ankle replacement components intraoperatively and in guiding the marking of bone before cutting. MAVEN can be used in both adult and pediatric patients. We began developing the MAVEN in the fourth quarter of 2018 and received initial 510(k) clearance in January 2021. MAVEN is cleared as Class II medical device for the above indication and the associated instrumentation are cleared as Class I medical devices.

Patient Specific Total Talus Spacer

We have the first and only patient-specific total talus spacer authorized for marketing pursuant to an approved HDE application. The implant is designed to replace the talus, the bone in the ankle that connects the leg and foot. This distinct product offering allows patients to maintain a more active lifestyle and provides our surgeons access to a novel alternative to amputation or traditional ankle fusion therapies. We utilize our advanced technologies to create the patient-specific implant shape based on CT scan imaging data, bolstered with AI. The imaging data is then processed in our proprietary software applications to automatically create a design to match the patient’s specific anatomy. The design is then additively manufactured with laser sintering technology, a technique to harden the material, utilizing a cobalt chromium metal alloy.

Patients who received the Patient Specific Talus Spacer in an independent clinical study showed a reduction in pain compared to baseline visual analogue scale pain scores, a standard unidimensional measure of pain, improvement in range of motion, and improvement of functional outcomes based on all Foot and Ankle Outcome Score (FAOS) subscales, including pain, other symptoms, function in daily living, function in sports and recreational activities, and foot and ankle-related quality of life. This study evaluated 32 cases in 31 patients. The primary safety endpoint was the proportion of patients who underwent a secondary subsequent surgical intervention (SSSI). Other safety endpoints assessed included adverse events, device or procedure related adverse events, adverse events by severity, and serious adverse events. The probable benefit endpoint, which is an endpoint used in HDE applications to demonstrate the probable benefit of health from use of the device outweighs the risk of illness or injury from its use, was the reduction in baseline level pain following surgery using the Visual Analog Scale (VAS) for pain. The secondary probable benefit endpoints assessed included ankle range of motion (ROM) and FAOS. FAOS subscales, pain, symptom (stiffness, swelling), activities of daily living (ADL), ability to perform sports and recreational activities (Sport/Rec); and foot/ankle-related quality of life (QoL) were also assessed. The patients who were implanted with the patient specific talus spacer in the above study received a clinically meaningful probable benefit from the device. The study demonstrated that baseline VAS pain score were reduced by -2.8 cm postoperatively, from 6.9 cm (moderate to severe pain) to 4.1 cm (mild pain). ROM also improved on average, especially when limiting the analysis to those patients who had at least year of follow-up and thus had adequate time to rehabilitate. Functional outcomes based on FAOS subscales also improved, with average improvement on all subscales exceeding the associated MIC threshold except Sport/Rec. Moreover, the rate of reoperation was low, with 9.4% of cases resulting in reoperation. Improvement in pain and function measures, accompanied by a low rate of reoperation, is particularly meaningful to AVN talus patients who have limited options and high risk of needing to undergo fusion or amputation. No serious adverse events were reported and there were only three adverse events reported, one for scarring and two for pain related to the implant. The study was not powered for significance.

The below images depict our total talus spacer implant:

The total talus spacer is cleared to treat avascular necrosis of the ankle joint. The total talus spacer system can be used in both adult and pediatric patients. Additive Orthopeadics began development on the total talus spacer began in the first quarter of 2016 and received 510(k) clearance in February 2021. The total talus spacer is cleared as Class II medical device for the above indication and the associated instrumentation are cleared as Class I medical devices.

Bunion, or Hallux Valgus Correction Systems

We have developed a variety of products and systems to treat bunions. There is no one size fits all approach to such a complex confluence of soft tissue and bone deformities, and we developed a portfolio of surgical options to treat bunions of varying degrees of severity and other patient-specific considerations such as weight, age and level of desired activity. When choosing a bunion procedure, it is important to match the procedure to the severity and type of deformity, while considering factors such as medical co-morbidities, soft tissue, age, and activity level. Improper choice of procedure could lead to under correction, recurrence, complications or altered biomechanics of the foot. We believe that the goal of any bunion procedure should be to maximize deformity correction, while minimizing disruption of healthy tissue and bone. Our broad portfolio allows the surgeon to provide patients with a solution to address the appropriate level of intervention for their individual deformity, from mild and moderate to severe and end stage.

The below graphic depicts the levels of deformity as well as our broad portfolio of bunion correction systems:

The below section highlights two of our various bunion correction systems, the PROMO Triplanar Hallux Valgus Correction System and the Phantom Intramedullary Nail System

More than 100 surgical techniques exist for the treatment of bunions. Bunion post-operative recurrence rates vary between different publications from 3% to 70%, representing significant variability and procedural limitations amongst conventional treatments. We designed our proximal rotational metatarsal osteotomy or PROMO Triplanar Hallux Valgus Correction System (PROMO) to consistently and effectively treat all three planar dimensions contributing to bunion deformity without requiring a fusion of the joint. We also developed our PROMO system to provide surgeons the flexibility to tailor the procedure to match the specific deformity and allow the opportunity to correct a wide range of bunion deformities. In addition, we have developed tools and instruments specific to the PROMO procedure, providing the surgeon with procedural reproducibility and accuracy. Additionally, in cases with healthy joints or with patients that are not hypermobile, our PROMO procedure does not require fusion of the TMT joint, or the tarsometatarsal joints in the foot, while still addressing all planes of deformity.

In a study published in Foot and Ankle Clinics in 2019, the authors report on their experience using the PROMO procedure on 60 patients with one year of follow-up and 25 patients with two years of follow-up. The authors noted that there was a 3% deformity recurrence rate observed, with 100% union rate achieved. In an earlier prospective study published in Foot & Ankle Orthopaedics in 2018, results demonstrated that the PROMO technique reliably corrects pronation and varus through a stable osteotomy, avoiding fusing of any healthy joints. After one year, all 25 patients were satisfied with the surgery, and no recurrence or complications were found. The authors also reported significant improvement in radiographic measurements, including the lack of metatarsal shortening, which can occur with the Lapidus bunionectomy procedure. We did not fund this study and were not involved in the data collection or the publication. The study was not powered for significance and the no adverse events were reported.

The following table illustrates our proprietary PROMO procedure:

The PROMO system is indicated for use for stabilization and fixation of fractures or osteotomies; intra and extra articular fractures, joint depression, and multi-fragmentary fractures; revision procedures, joint fusion and reconstruction of small bones of the toes, feet and ankles including the distal tibia, talus, and calcaneus, as well as the fingers, hands, and wrists. The PROMO system can be used in both adult and pediatric patients. We began developing the PROMO system in the second quarter of 2017 and received initial 510(k) clearance in December 2017. The PROMO system is cleared as Class II medical device for the above indications and the associated instrumentation are cleared as Class I medical devices.

Phantom Intramedullary Nail System for Treatment of Severe Hallux Valgus

Our Hallux Valgus (bunions) portfolio also features our Phantom Intramedullary Nail system which is a novel dedicated intramedullary device designed specifically for correcting hallux valgus deformity by fusing the first TMT joint. Offered in a variety of lengths to accommodate variations in patient anatomy, the nail and threaded peg construct is positioned below the bone with zero profile to minimize soft tissue disruption during a

Lapidus procedure. This design is intended to lessen pain associated with hardware prominence of traditional plating systems while minimizing disruption to the periosteum (blood supply). The system exerts a proportionate amount of force in all anatomic planes to resist recurrent hallux valgus and plantar gapping. The nail and threaded peg construct offer crossed screw fixation proximally and distally, providing for stability across the fusion site and allowing early weight bearing. Instrumentation provided in the system also allows the surgeon to dial in the appropriate amount of compression specific to each patient, with this compression being applied directly through the center of the anatomy, which is the ideal location.

Additionally, as part of this system, we offer unique instrumentation that provides targeting guides for precise placement and positioning of the nail and pegs.

In a clinical study designed to analyze the efficacy of different fixation devices in relation to such devices ability to prevent plantar gapping, our Phantom Intramedullary Nail demonstrated improved performance as compared to a medial wall plate construct and crossing screw constructs while avoiding soft tissue irritation. A study published in Foot & Ankle Orthopaedics in 2019 compared our 4-Hole Phantom Intramedullary Nail, 3-Hole Phantom Intramedullary Nail, Gorilla Lapidus Plate, and a two crossing screw construct in cadaveric tissue in cyclic loading, simulating repeated loading of the foot that would occur with walking. The study found that the 3-Hole and 4-Hole Phantom Intramedullary Nails, as well as the Gorilla Lapidus Plate all had statistically significant less plantar gap widening than crossing screws and may provide a better environment for bone healing than screw fixation.

The following table illustrates our proprietary Phantom Intramedullary Nail:

The Phantom Intramedullary Nail System is indicated for use in stabilization and fixation of the small bones of the feet and ankle for the treatment of fractures, osteotomies, nonunions, pseudoarthroses and malunions by revision, joint fusion or reconstruction procedures. Phantom Intramedullary Nail System can be used in both adult and pediatric patients. We began developing the Phantom Intramedullary Nail System in the fourth quarter of 2013 and received initial 510(k) clearance in June 2017. The Phantom Intramedullary Nail System is cleared as Class II medical device for the above indications and the associated instrumentation are cleared as Class I medical devices.

Orthobiologics

We offer a variety of different orthobiologics, including bone wedges, grafts, demineralized bone matrices, bone void fillers, synthetic materials, amniotic products, and a biocompatible collagen matrix. Our flagship orthobiologic product is our patented PRESERVE Bone Graft System, which features eight procedure-specific shapes with more than 40 size variations, significantly reducing the need for potential graft shaping. PRESERVE is complemented with a variety of sizer instruments that allow surgeons the ability to determine ideal graft size and position to achieve the desired correction.

Our PRESERVE allografts are made of dense cancellous bone, which is the spongy portion typically found at the end of the bone. Studies have shown that cancellous bone is eight times more metabolically active than cortical bone, which is the dense outer surface of the bone, and has a higher union rate. Additionally, to enhance the quality and performance of our grafts we apply an aseptic processing technique that helps preserve the biomechanical properties of the bone and this narrows the donor pool to only the highest quality bone. Our process does not utilize traditional terminal sterilization techniques such as gamma irradiation or hydrogen peroxide. Studies have shown that terminal sterilization techniques may make bones more brittle, negatively impact osteoinductivity of bone, and delay graft incorporation or even contribute to graft non-union. Because our process allows us to maintain mechanical integrity of the graft, we don’t have to utilize a cortical rim which in turn gives us greater visibility of graft incorporation post-implantation and increases incorporation speed. We believe that our unique and patented shapes and processing techniques allow PRESERVE to be a superior product and improve clinical outcomes for our patients.

In a study published in Foot & Ankle Orthopaedics in 2016, the authors determine if using gamma irradiation during processing will significantly decrease the modulus (elasticity), maximum compression strain and stress and energy during static testing of dense cancellous bone. The purpose was to also determine if using gamma irradiation during processing would significantly decrease the strain energy of the allograft during dynamic testing in dense cancellous bone. Static testing results demonstrated a 27% reduction in modulus, a 26% reduction in maximum stress, a 15% reduction in strain at maximum stress and a 37% reduction in energy in the gamma irradiated specimens versus aseptically processed specimens.

The below images depict the various graft shapes from our PRESERVE Bone Graft System:

The PRESERVE Bone Graft System is regulated as a Human Cell and Tissue Product (HCT/P) under Section 361 of the Public Health and Services Act (PHSA). The PRESERVE Bone Graft System is intended for homologous use only, which means repair, reconstruction, replacement, or supplementation of a recipient’s cells or tissues with tissue-based product that performs the same basic function or functions in the recipient as in the donor. We began developing the PRESERVE Bone Graft System in the first quarter of 2013.

Additional Products

In addition to the products highlighted above, we have a wide variety of other procedurally focused and differentiated systems.

Procedure: hammertoe	• Developed to provide surgeons an alternative soft tissue fixation option for hammertoes • Designed to rebalance top and bottom toe tendons with only a small incision – no bony cuts required

Procedure: hammertoe	• Single piece titanium sprayed PEEK (Polyetheretherketone) implant intended for hammertoe correction • Allows for standard or retrograde technique and sterile or non-sterile instrument options

Procedure: bunions, flatfoot

•  Superelastic nitinol with a simple insertion method to gain rigid compression across an osteotomy site

•  Robust optionality with staples ranging from 8 mm-25 mm in size and either straight or angled (for Akin sizes)

Procedure: fracture fixation

•  Designed so that if screw fracture occurs after the healing of the joint, the screw breaks cleanly at the notch point in the clear space

•  A case study involving three patients has shown when screws fracture in the clear space improved positioning may result and may reduce the need for hardware removal

•  Challenges of ankle fixation include: stabilization of syndesmotic ankle fracture is not well understood, little information to guide surgeon to proper alignment, high failure and revision rates, and a dynamic soft tissue environment with varying ankle pressures

•  Engineered screw to release initial rigid fixation where soft tissue has initiated healing; optimal range to best restore anatomic function of environment

•  R3LEASE screw head designed to fit perfectly in ankle fracture plating system

Procedure: foot fracture	• Patented curved instrument designed to address procedural challenges • Screw offering features over 120 unique implants with unique size and solid/cannulated options

Product Development and Pipeline

We are committed to continuously expanding our portfolio of foot and ankle solutions and to bring next-generation products to market. Our development pipeline is driven by our passion and commitment to designing products aimed to improve patient outcomes and create surgical efficiencies. We have a dedicated team of design and development engineers that have embodied our research philosophy to drive continual innovation. Our internal engineering team is comprised of 26 highly qualified individuals, and when needed we utilize third-party resources to augment and support our team with subject matter expertise. We believe our research philosophy provides us with a competitive edge in the marketplace, and includes the following principles:

•	Research and understand the fundamentals of foot and ankle disease

•	Perform unbiased research to rethink an existing procedure or product

•	Incorporate multiple philosophies and approaches into product design

•	Design purpose built products

•	Strive for every product to be the best on the market

•	Remain fluid on technology to allow us to consider the most appropriate needs of each indication

We aim to further inform our product development and benefit the broader foot and ankle community by collaborating with university partners to perform meaningful, unbiased research. This research has resulted in publications that are unrelated to our existing products and can be used as tools to analyze existing technology, as well as drive creativity and learning opportunities for our engineers and foot and ankle surgeons. Two such examples of our university partnerships are a collaboration with the University of Michigan and an animal study with Colorado State University. Pursuant to our agreement with the University of Michigan, we paid the University of Michigan approximately $110,000 to conduct a study analyzing the microvasculature of the plantar plate. The agreement with the University of Michigan concluded in May 2019 pursuant to the terms of the agreement. Pursuant to our agreement with the Colorado State University, we paid Colorado State University a fixed fee of approximately $152,000 to conduct an animal study to look at the timing of ligament heading following an injury. The agreement with Colorado State University terminated in April 2020 pursuant to the terms of the agreement. Neither these agreements were material to our operations. In each case, these research projects helped to discover and analyze potential opportunities for improvements in foot and ankle surgery by providing a better understanding of anatomy and soft tissue healing potential.

We have established a cadence of bringing new products to market. Since our first commercial launch in 2010, we have brought to market 72 product systems, which includes 6 products we acquired in the Additive Orthopaedics acquisition, with approximately 8,700 SKUs. We expect to continue this steady rhythm of new product development and launches. We currently have more than 30 product and system offerings in our development pipeline and expect the majority to launch commercially in the next 24 months.

Clinical Overview

We are committed to continued investment in clinical evidence and involving physicians who are recognized as thought leaders in foot and ankle. We believe these efforts will continue to generate a large compendium of publications to ultimately drive adoption of our products and increase awareness of foot and ankle procedures with the goal of establishing our products as the standard of care. Since inception, we have developed a broad set of published studies that we believe strengthens our position as a thought leader in our industry. The safety and clinical performance of our products are supported by more than 48 published clinical whitepapers or studies, of which approximately half were funded by Paragon and were conducted by our employees.

We plan to continue investing in pre-clinical and post-clearance studies to drive utilization of our products. As part of our clinical strategy, we emphasize and internally conduct performance testing of our products including mechanical implant testing in an effort to substantiate the claims we make and support marketing of our clinically meaningful systems.

Commercial Approach

We have dedicated substantial resources to building a leading commercial organization that consists of sales, marketing and medical education. We believe our entrepreneurial and clinically-oriented culture has allowed us to grow our commercial team.

To support our commercial expansion and awareness of the clinical benefits of our solutions, we have made significant investments in our education and training programs. To date, we have trained thousands of surgeons and other professionals. In addition, in 2019 we opened a new corporate, research and development, and clinical headquarters, which includes a 250-person auditorium and a 40-station cadaveric lab that have the capacity to train up to 5,000 people per year. In the United States, we believe there are approximately 2,400 orthopedic surgeons who specialize in foot and ankle, approximately 2,300 pediatric and trauma surgeons that treat foot and ankle and approximately 18,000 podiatrists, the majority of which are performing foot and ankle surgery. In addition to education and training opportunities offered at our headquarters, we employ a broad range of additional options including regional programs and virtual seminars. The breadth of our educational and training programs allows us to cater to a broad range of surgeons and sales people with significant flexibility around time and location. The below images depict our onsite auditorium and cadaveric lab.

Education for our commercial organization is extensive and on-going. We believe our extensive training programs have contributed to the clinical expertise of our sales representatives, enabling them to become trusted partners of foot and ankle surgeons.

Our U.S. sales forces consists primarily of independent sales representatives, the majority of whom are exclusive. For the quarter ended June 30, 2021, substantially all of our U.S. revenue was produced by 204 sales representatives. As of December 31, 2020, our international sales force consists of 13 non-stocking distributors, 7 stocking distributors, and 1 direct market. We began selling outside the U.S. in 2016. We believe that we have a significant opportunity to continue to capture market share in existing and new territories both in the United States and internationally. We expect to continue to dedicate meaningful resources to expand and strengthen our global sales force.

Competition

The foot and ankle market is a young and relatively new surgical specialty that is dominated by a handful of incumbents that operate across the broader medical device and orthopedic markets. Our currently marketed products are, and any future products we commercialize will be, subject to competition. We believe that the principal competitive factors in our markets include:

•	product features and design;

•	technological advancements using data driven tools across foot and ankle continuum of care;

•	physician training and education;

•	product quality and standards including our reputation with our customers;

•	patient experience;

•	product price including level of coverage and reimbursement;

•	clinical outcomes and ease of use;

•	intellectual property; and

•	customer service.

Within the lower extremities market, our primary competitors include multinational companies such as Stryker, DePuy Synthes, Arthrex, Smith, J&J and Nephew and Zimmer Biomet. In addition, we also compete with companies with one or a limited number of foot and ankle products such as DJO Global, Medline, Crossroads, Novastep and Treace.

Many of our multinational competitors have significant financial resources and in addition to competing for foot and ankle market share, they also compete with us in recruiting and retaining qualified sales and marketing professionals, qualified research & development expertise, speed and cadence of product launches and acquiring novel technologies that augment their existing portfolios.

Due to our growing international presence, we also compete with medical device manufacturers outside of the United States. These competitors may develop effective or less expensive products and obtain regulatory clearance before us.

Intellectual Property

We actively seek to protect the technology, inventions and improvements that we consider important to our business using patents, trade secrets, trademarks and copyrights in the United States and foreign markets.

As of July 30, 2021, our patent portfolio included 206 owned, registered patents. Of our patents:

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Eighteen patents relate to technologies used in our orthobiologics products, all of which are design patents and relate to the associated tools and implants used; eight are U.S. patents, five are U.K. patents and five are E.U. patents; and these patents begin to expire 2028.

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Eleven patents relate to technologies used in our nails; of these three are design patents and eight are utility patents; one relates to surgical techniques and eight relate to the associated tools and/or implants used; four are U.S. patents, three are U.K. patents, one is a Swiss patent, one is a German patent, one is a Chinese patent and one is a Japanese patent; and these patents begin to expire 2030.

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One hundred and twenty two patents relate to technologies used in our plating systems; of these 85 are design patents and 37 are utility patents; all of these patents relate to the associated tools with one also covering the surgical technique; 53 are U.S. patents, 27 are E.U. patents, 31 are U.K. patents, three are German patents, three are French patents, two are Spanish patents, two are Dutch patents and one is an Australian patent; and these patents begin to expire in 2028.

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Ten patents relate to technologies used in our screws; of these two are design and eight are utility patents; all of these patents cover the tools used; three are U.S. patents, two are U.K. patents, one is an E.U. patent, one is a German patent, one is a Spanish patent, one is a French patent and one is a Dutch patent; and these patents begin to expire 2035.

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Forty five patents relate to technologies used in our other products including hammertoe implants, titanium wedges, soft tissue fixators; of these 18 are design patents and 27 are utility patents; all of these relate to the associated tools, system, and/or implants used with two also covering the surgical technique; 17 are U.S. patents, seven are U.K. patents, six are E.U. patents, three are German patents, three are Spanish patents, three are French patents, three are Dutch patents, one is a Danish patent, one is an Irish patent, and one is a Norwegian patent; and these patents begin to expire in 2033.

In addition to our owned patents, we have 20 registered patents that are in-licensed pursuant to our license agreement with ConforMis, Inc. (ConforMis) and seven registered patents that are in-licensed pursuant to our agreement with Biedermann Technologies GmbH & Co. KG (Biedermann). The 20 patents licensed from ConforMis are all utility patents and relate to technologies used in our Maven Total Ankle Patient Specific system. The ConforMis patents all expire in 2022. Of the seven patents licensed from Biedermann, five are utility patents and two are design patents. All of the Biedermann patents relate to technologies used in our JAWs staple system.

We entered into the ConforMis license agreement in April 2021 (ConforMis License Agreement). Pursuant to the ConforMis License Agreement we are required to pay ConforMis an upfront license fee, to be paid in three installments of $500,000. The ConforMis License Agreement shall terminate upon the later of the expiration of the last patent covered by the agreement, which is in 2022, or upon the final payment under the ConforMis License Agreement. We entered into the license agreement with Biedermann license agreement in July 2017 (Biedermann License Agreement). Pursuant to the Biedermann License Agreement, we are required to pay a royalty of four percent (4%) of net sales related to the licensed intellectual property for the 15 years following the date of first sale, included a minimum annual payment of $250,000. The term of the agreement is 20 years, and automatically renews for five-year periods thereafter. Payments to Biedermann under this license agreement totaled $111,000 and $126,000 for the years ended December 31, 2020 and 2019, respectively. Amounts payable to Biedermann as of December 31, 2020 and 2019 were $175,000 and $36,000, respectively. We believe the ConforMis License Agreement and the Biedermann License Agreements are both immaterial to our business.

As of July 27, 2021 we had 112 pending patent applications globally, including 67 in the United States. Of these patent applications, five are pursuant to our license agreement with Biedermann. The pending patent applications are intended to exclude competitors from practicing the innovations of our currently marketed product offering and to protect potential future commercialization opportunities and to strategically block potential workarounds by competitors.

We have U.S. trademark registrations for several of our most material marks, including “PARAGON 28,” “MONSTER,” “GORILLA” and “PHANTOM.” We also have pending U.S. trademark registrations on other material marks, including “APEX 3D,” “MAVEN,” “SILVERBACK,” and “R3ACT.”

The term of individual patents depends on the legal term for patents in the countries in which they are granted. In many countries, including the United States, the patent term for a utility patent is generally 20 years from the earliest claimed filing date of a non-provisional patent application in the applicable country. We cannot assure that patents will be issued from any of our pending applications or that, if patents are issued, they will be of sufficient scope or strength to provide meaningful protection for our technology. Notwithstanding the scope of the patent protection available to us, a competitor could develop competitive treatment methods or devices that are not covered by our patents, and we may be unable to stop such competitor from commercializing such treatment methods or devices. Furthermore, numerous U.S. and foreign-issued patents and patent applications owned by third parties exist in the fields in which we are developing products. Because patent applications can take many years to issue, there may be applications unknown to us, which applications may later result in issued patents that our existing or future products or technologies may be alleged to infringe.

There has been substantial litigation regarding patent and other intellectual property rights in the medical device industry. In the future, we may need to engage in litigation to enforce patents issued or licensed to us, to protect our trade secrets or know-how, to defend against claims of infringement or misappropriation of the rights of others or to determine the scope and validity of the proprietary rights of others. Any such litigation could result in significant expense and could divert our attention and resources from other functions and responsibilities. Furthermore, even if our patents are found to be valid and infringed, a court may refuse to grant injunctive relief against the infringer and instead grant us monetary damages and/or ongoing royalties. Such monetary compensation may be insufficient to adequately offset the damage to our business caused by the infringer’s competition in the market.

Adverse determinations in litigation could subject us to significant liabilities to third parties, could require us to seek licenses from third parties and pay significant royalties to such third parties and could prevent us from manufacturing, selling or using our product or techniques, any of which could severely harm our business.

Our knowledge and experience, creative product development, marketing staff and trade secret information, with respect to manufacturing processes, materials and product design, are as important as our patents in maintaining our proprietary product lines. As a condition of employment, we require all employees and key contractors to execute an agreement obligating them to maintain the confidentiality of our proprietary information and assign to us inventions and other intellectual property created during their employment. For more information, please see “Risk Factors—Risks Related to Our Intellectual Property.”

Manufacturing and Supply

We currently leverage multiple third-party manufacturing relationships to ensure high quality, low cost production while maintaining a capital efficient business model. We have multiple sources of supply for many of our surgical solutions’ critical components. Nearly all of our supply agreements do not have minimum manufacturing or purchase obligations. As such, we generally do not have any obligation to buy any given quantity of products, and our suppliers generally have no obligation to sell to us or to manufacture for us any given quantity of our products or components for our products. In most cases, we have redundant manufacturing capabilities for each of our products. Except during the height of the COVID-19 pandemic, we have not experienced any significant difficulty obtaining our products or components for our products necessary to meet demand, and we have only experienced limited instances where our suppliers had difficulty supplying products by the requested delivery date. We believe manufacturing capacity is sufficient to meet market demand for our products for the foreseeable future.

Order quantities and lead times for components purchased from suppliers are based on our forecasts derived from both historical demand and anticipated future demand. Lead times for components may vary depending on the size of the order, time required to fabricate, specific supplier requirements and current market demand for the components, sub-assemblies and materials.

Government Regulation

Our products, product candidates and operations are subject to extensive regulation by the FDA and other federal and state authorities in the United States, as well as comparable authorities in foreign jurisdictions. Our products are subject to regulation as medical devices in the United States under the Federal Food, Drug, and Cosmetic Act (FDCA) as implemented and enforced by the FDA.

United States Regulation

The FDA regulates the development, design, non-clinical and clinical research, manufacturing, safety, efficacy, labeling, packaging, storage, installation, servicing, recordkeeping, premarket clearance or approval, adverse event reporting, advertising, promotion, marketing and distribution, and import and export of medical devices to ensure that medical devices distributed domestically are safe and effective for their intended uses and otherwise meet the requirements of the FDCA.

FDA Premarket Clearance and Approval Requirements

Unless an exemption applies, each medical device commercially distributed in the United States requires either FDA clearance of a 510(k) premarket notification, de novo classification, or approval of a PMA. Under the FDCA, medical devices are classified into one of three classes—Class I, Class II or Class III—depending on the degree of risk associated with each medical device and the extent of manufacturer and regulatory control needed to ensure its safety and effectiveness. Class I includes devices with the lowest risk to the patient and are those for which safety and effectiveness can be assured by adherence to the FDA’s General Controls for medical devices, which include compliance with the applicable portions of the Quality System Regulation (QSR), facility registration and product listing, reporting of adverse medical events, and truthful and non-misleading labeling, advertising, and promotional materials. Class II devices are subject to the FDA’s General Controls, and special controls as deemed necessary by the FDA to ensure the safety and effectiveness of the device. These special controls can include performance standards, post-market surveillance, patient registries and FDA guidance documents.

While most Class I devices are exempt from the 510(k) premarket notification requirement, manufacturers of most Class II devices are required to submit to the FDA a premarket notification under Section 510(k) of the FDCA requesting permission to commercially distribute the device. The FDA’s permission to commercially distribute a device subject to a 510(k) premarket notification is generally known as 510(k) clearance. Devices deemed by the FDA to pose the greatest risks, such as life sustaining, life supporting or some implantable devices, or devices that have a new intended use, or use advanced technology that is not substantially equivalent to that of a legally marketed device, are placed in Class III, requiring approval of a PMA. Some pre-amendment devices are unclassified, but are subject to FDA’s premarket notification and clearance process in order to be commercially distributed. The majority of our currently marketed products are Class II devices subject to 510(k) clearance, though we also market certain Class I exempt devices that do not require 510(k) clearance and one Class III product that is marketed pursuant to an approved HDE application. We are also in the process of developing one of our pipeline products that we believe will be subject to the requirement for approval under a PMA before it can be marketed.

510(k) Clearance Marketing Pathway

To obtain 510(k) clearance, we must submit to the FDA a premarket notification submission demonstrating that the proposed device is “substantially equivalent” to a legally marketed predicate device. A predicate device is a legally marketed device that is not subject to premarket approval, i.e., a device that was legally marketed before May 28, 1976 (pre-amendments device) and for which a PMA is not required, a device that has been reclassified from Class III to Class II or I, or a device that was found substantially equivalent through the 510(k) process. The FDA’s 510(k) clearance process usually takes from three to twelve months, but may take longer. The FDA may require additional information, including clinical data, to make a determination regarding substantial equivalence. In addition, FDA collects user fees for certain medical device submissions and annual fees for medical device establishments. For fiscal year 2021, the standard user fee for a 510(k) premarket notification application is $12,432.

If the FDA agrees that the device is substantially equivalent to a predicate device currently on the market, it will grant 510(k) clearance to commercially market the device. If the FDA determines that the device is “not substantially equivalent” to a previously cleared device, the device is automatically designated as a Class III device. The device sponsor must then fulfill more rigorous PMA requirements, or can request a risk-based classification determination for the device in accordance with the de novo classification process, which is a route to market for novel medical devices that are low to moderate risk and are not substantially equivalent to a predicate device.

After a device receives 510(k) clearance, any modification that could significantly affect its safety or effectiveness, or that would constitute a major change or modification in its intended use, will require a new 510(k) clearance or, depending on the modification, PMA approval or de novo classification. The FDA requires each manufacturer to determine whether the proposed change requires submission of a 510(k) premarket notification, request for de novo classification or a PMA in the first instance, but the FDA can review any such decision and disagree with a manufacturer’s determination. If the FDA disagrees with a manufacturer’s determination, the FDA can require the manufacturer to cease marketing and/or request the recall of the modified device until 510(k) marketing clearance, approval of a PMA, or issuance of a de novo classification. Also, in these circumstances, the manufacturer may be subject to significant regulatory fines or penalties.

Over the last several years, the FDA has proposed reforms to its 510(k) clearance process, and such proposals could include increased requirements for clinical data and a longer review period, or could make it more difficult for manufacturers to utilize the 510(k) clearance process for their products. For example, in November 2018, FDA officials announced steps that the FDA intended to take to modernize the premarket notification pathway under Section 510(k) of the FDCA. Among other things, the FDA announced that it planned to develop proposals to drive manufacturers utilizing the 510(k) pathway toward the use of newer predicates. These proposals included plans to potentially sunset certain older devices that were used as predicates under the 510(k) clearance pathway, and to potentially publish a list of devices that have been cleared on the basis of demonstrated substantial equivalence to predicate devices that are more than 10 years old. These proposals have not yet been finalized or adopted, although the FDA may work with Congress to implement such proposals through legislation.

In September 2019, the FDA issued revised final guidance describing an optional “safety and performance based” premarket review pathway for manufacturers of “certain, well-understood device types” to demonstrate substantial equivalence under the 510(k) clearance pathway by showing that such device meets objective safety and performance criteria established by the FDA, thereby obviating the need for manufacturers to compare the safety and performance of their medical devices to specific predicate devices in the clearance process. The FDA has developed and maintains a list device types appropriate for the “safety and performance based” pathway and continues to develop product-specific guidance documents that identify the performance criteria for each such device type, as well as the testing methods recommended in the guidance documents, where feasible.

PMA Approval Pathway

Class III devices require PMA approval before they can be marketed, although some pre-amendment Class III devices for which FDA has not yet required a PMA are cleared through the 510(k) process. The PMA process is more demanding than the 510(k) premarket notification process. In a PMA, the manufacturer must demonstrate that the device is safe and effective, and the PMA must be supported by extensive data, including data from preclinical studies and human clinical trials. The PMA must also contain a full description of the device and its components, a full description of the methods, facilities, and controls used for manufacturing, and proposed labeling. Following receipt of a PMA, the FDA determines whether the application is sufficiently complete to permit a substantive review. If FDA accepts the application for review, it has 180 days under the FDCA to complete its review of a PMA, although in practice, the FDA’s review often takes significantly longer, and can take up to several years. An advisory panel of experts from outside the FDA may be convened to review and evaluate the application and provide recommendations to the FDA as to the approvability of the device. The FDA may or may not accept the panel’s recommendation. In addition, the FDA will generally conduct a pre-approval inspection of the applicant or its third-party manufacturers’ or suppliers’ manufacturing facility or facilities to ensure compliance with the QSR. PMA applications are also subject to the payment of user fees, which for fiscal year 2021 includes a standard application fee of $365,657.

The FDA will approve the new device for commercial distribution if it determines that the data and information in the PMA constitutes valid scientific evidence and that there is reasonable assurance that the device is safe and effective for its intended use(s). The FDA may approve a PMA with post-approval conditions intended to ensure the safety and effectiveness of the device, including, among other things, restrictions on labeling, promotion, sale and distribution, and collection of long-term follow-up data from patients in the clinical study that supported PMA approval or requirements to conduct additional clinical studies post-approval. The FDA may condition PMA approval on some form of post-market surveillance when deemed necessary to protect the public health or to provide additional safety and efficacy data for the device in a larger population or for a longer period of use. In such cases, the manufacturer might be required to follow certain patient groups for a number of years and to make periodic reports to the FDA on the clinical status of those patients. Failure to comply with the conditions of approval can result in material adverse enforcement action, including withdrawal of the approval.

Certain changes to an approved device, such as changes in manufacturing facilities, methods, or quality control procedures, or changes in the design performance specifications, which affect the safety or effectiveness of the device, require submission of a PMA supplement. PMA supplements often require submission of the same type of information as a PMA, except that the supplement is limited to information needed to support any changes from the device covered by the original PMA and may not require as extensive clinical data or the convening of an advisory panel. Certain other changes to an approved device require the submission of a new PMA, such as when the design change causes a different intended use, mode of operation, and technical basis of operation, or when the design change is so significant that a new generation of the device will be developed, and the data that were submitted with the original PMA are not applicable for the change in demonstrating a reasonable assurance of safety and effectiveness. None of our products are currently marketed pursuant to a PMA.

De Novo Classification

Medical device types that the FDA has not previously classified as Class I, II, or III are automatically classified into Class III regardless of the level of risk they pose. The Food and Drug Administration Modernization Act of 1997 established a new route to market for low to moderate risk medical devices that are automatically placed into Class III due to the absence of a predicate device, called the “Request for Evaluation of Automatic Class III Designation,” or the de novo classification procedure. This procedure allows a manufacturer whose novel device is automatically classified into Class III to request down-classification of its medical device into Class I or Class II on the basis that the device presents low or moderate risk, rather than requiring the submission and approval of a PMA. Prior to the enactment of the Food and Drug Administration Safety and Innovation Act (FDASIA), in July 2012, a medical device could only be eligible for de novo classification if the manufacturer first submitted a 510(k) premarket notification and received a determination from the FDA that the device was not substantially equivalent. FDASIA streamlined the de novo classification pathway by permitting manufacturers to request de novo classification directly without first submitting a 510(k) premarket notification to the FDA and receiving a not substantially equivalent determination.

Humanitarian Device Exemption Pathway

A HDE is a marketing pathway available to devices designated as humanitarian use devices, or HUDs. HUDs are devices receiving a designation from the FDA that the device is designed to treat or diagnose a disease or condition that occurs in fewer than 8,000 people in the U.S. per year. To market a HUD, the device must have received a HUD designation by the FDA and be approved by the FDA pursuant to an HDE application. An HDE approval is based on the applicant’s demonstration that there is no comparable device available and that the probable benefit to health from the proposed HUD outweighs the risk of injury or illness from its use, taking into account alternative treatments that are available for the condition or disease. However, a medical device approved pursuant to an HDE is exempt from the effectiveness requirements that would otherwise apply and to which the device would be subject if approved pursuant to a PMA, and clinical studies demonstrating effectiveness are not required to support approval. An approved HDE must be labeled with a disclaimer stating that the effectiveness of the device has not been established.

In addition, HUDs that receive HDE approval may not be sold for profit except in limited circumstances, such as where the disease or condition the HUD is intended to treat occurs in pediatric patients or subpopulations and the device is labeled for this use. Where the disease or condition occurs in adults and does not occur in the pediatric population (or occurs in the pediatric population in such numbers that development of the device for such population is impossible, highly impracticable, or unsafe), the device may also be sold for profit. However, in either case, to sell the device for profit, HDE holders must notify the FDA of the intent to sell for profit and are limited in the number of devices that may be sold for profit on an annual basis.

Prior to HUD use following HDE approval, the HDE holder is required to ensure that use of the use of the HUD has been approved by the facility’s IRB. Post-approval clinical studies may also be required. Our total talus spacer was authorized for marketing pursuant to an approved HDE with the requirement for a post-approval study.

Clinical Trials

Clinical trials are almost always required to support a PMA, HDE application, or de novo classification request and are sometimes required to support a 510(k) submission. All clinical investigations of devices to determine safety and effectiveness must be conducted in accordance with the FDA’s investigational device exemption (IDE) regulations which govern investigational device labeling, prohibit promotion of the investigational device, and specify an array of recordkeeping, reporting and monitoring responsibilities of study sponsors and study investigators. If the device presents a “significant risk,” to human health, as defined by the FDA, the FDA requires the device sponsor to submit an IDE application to the FDA, which must become effective before commencing human clinical trials. If the device under evaluation does not present a significant risk to human health, then the device sponsor is not required to submit an IDE application to the FDA before initiating human clinical trials, but must still comply with abbreviated IDE requirements when conducting such trials. A significant risk device is one that presents a potential for serious risk to the health, safety or welfare of a patient and either is implanted, used in supporting or sustaining human life, substantially important in diagnosing, curing, mitigating or treating disease or otherwise preventing impairment of human health, or otherwise presents a potential for serious risk to a subject. An IDE application must be supported by appropriate data, such as animal and laboratory test results, showing that it is safe to test the device in humans and that the testing protocol is scientifically sound. The IDE will automatically become effective 30 days after receipt by the FDA unless the FDA notifies the company that the investigation may not begin. If the FDA determines that there are deficiencies or other concerns with an IDE for which it requires modification, the FDA may permit a clinical trial to proceed under a conditional approval.

Regardless of the degree of risk presented by the medical device, clinical studies must be approved by, and conducted under the oversight of, an Institutional Review Board (IRB) for each clinical site. The IRB is responsible for the initial and continuing review of the IDE, and may pose additional requirements for the conduct of the study. If an IDE application is approved by the FDA and one or more IRBs, human clinical trials may begin at a specific number of investigational sites with a specific number of patients, as approved by the FDA. If the device presents a non-significant risk to the patient, a sponsor may begin the clinical trial after obtaining approval for the trial by one or more IRBs without separate approval from the FDA, but must still follow abbreviated IDE requirements, such as monitoring the investigation, ensuring that the investigators obtain informed consent, and labeling and record-keeping requirements. Acceptance of an IDE application for review does not guarantee that the FDA will allow the IDE to become effective and, if it does become effective, the FDA may or may not determine that the data derived from the trials support the safety and effectiveness of the device or warrant the continuation of clinical trials. An IDE supplement must be submitted to, and approved by, the FDA before a sponsor or investigator may make a change to the investigational plan that may affect its scientific soundness, study plan or the rights, safety or welfare of human subjects.

During a study, the sponsor is required to comply with the applicable FDA requirements, including, for example, trial monitoring, selecting clinical investigators and providing them with the investigational plan, ensuring IRB review, adverse event reporting, record keeping and prohibitions on the promotion of investigational devices or on making safety or effectiveness claims for them. The clinical investigators in the clinical study are also subject to FDA’s regulations and must obtain patient informed consent, rigorously follow the investigational plan and study protocol, control the disposition of the investigational device, and comply with all reporting and recordkeeping requirements. Additionally, after a trial begins, we, the FDA or the IRB could suspend or terminate a clinical trial at any time for various reasons, including a belief that the risks to study subjects outweigh the anticipated benefits.

U.S. Regulation of HCT/Ps

Certain of our products are regulated as HCT/Ps. Section 361 of the PHSA authorizes the FDA to issue regulations to prevent the introduction, transmission or spread of communicable disease. HCT/Ps regulated as “Section 361” HCT/Ps are subject to requirements relating to registering facilities and listing products with the FDA, screening and testing for tissue donor eligibility, and Good Tissue Practices (cGTPs) when processing, storing, labeling, and distributing HCT/Ps, including required labeling information, stringent record keeping, and adverse event reporting. Specifically, cGTPs are requirements that govern the methods used in, and the facilities and controls used for, the manufacture of HCT/Ps in a way that prevents the introduction, transmission, or spread of communicable diseases. Section 361 HCT/Ps do not require approval of a marketing application from the FDA before marketing. However, to be regulated as a Section 361 HCT/P, the product must, among other things, be “minimally manipulated,” which for structural tissue products means that the manufacturing processes do not alter the original relevant characteristics of the tissue relating to the tissue’s utility for reconstruction, repair, or replacement and for cells or nonstructural tissue products, means that the manufacturing processes do not alter the relevant biological characteristics of cells or tissues. A Section 361 HCT/P must also be intended for “homologous use,” which refers to use in the repair, reconstruction, replacement, or supplementation of a recipient’s cells or tissues with an HCT/P that performs the same basic function or functions in the recipient as in the donor. HCT/Ps that do not meet the criteria of Section 361 are regulated under Section 351 of the PHSA. Unlike Section 361 HCT/Ps, HCT/Ps regulated as “Section 351” HCT/Ps are subject to the requirement for premarket review and marketing authorization by the FDA.

In November 2017, the FDA released a guidance document entitled “Regulatory Considerations for Human Cells, Tissues, and Cellular and Tissue—Based Products: Minimal Manipulation and Homologous Use—Guidance for Industry and Food and Drug Administration Staff.” The guidance outlined the FDA’s position that all products being purportedly marketed as Section 361 HCT/Ps are more than minimally manipulated and would therefore require a marketing approval to be lawfully marketed in the United States. The guidance also indicated that the FDA would exercise enforcement discretion, using a risk-based approach, with respect to the IND application and pre-market approval requirements for certain HCT/Ps for a period of 36 months from the issuance date of the guidance to allow manufacturers to pursue INDs and/or seek marketing authorizations.

Under this approach, FDA indicated that high-risk products and uses could be subject to immediate enforcement action. In July 2020, the FDA extended its period of enforcement discretion to May 31, 2021. On April 21, 2021, the FDA announced that it would resume enforcement of IND and premarket approval requirements with respect to these products as of June 1, 2021.

Pervasive and Continuing Post-Market Regulation

After a product is cleared or approved for marketing (or where the product does not require affirmative marketing authorization, is marketed), numerous and pervasive regulatory requirements continue to apply. These include:

•	establishment registration and device listing with the FDA;

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QSR requirements, which require manufacturers, including third-party manufacturers and suppliers, to follow stringent design, testing, control, documentation and other quality assurance procedures during all aspects of the design and manufacturing process;

•	labeling regulations and FDA prohibitions against the promotion of investigational products, or the promotion of “off-label” uses of cleared or approved products;

•	requirements related to promotional activities;

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clearance or approval of product modifications to 510(k)-cleared devices that could significantly affect safety or effectiveness or that would constitute a major change in intended use of one of our cleared devices, or approval of certain modifications to PMA-approved devices or devices authorized for marketing pursuant to the HDE pathway;

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medical device reporting regulations, which require that a manufacturer report to the FDA if a device it markets may have caused or contributed to a death or serious injury, or has malfunctioned and the device or a similar device that it markets would be likely to cause or contribute to a death or serious injury, if the malfunction were to recur;

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correction, removal and recall reporting regulations, which require that manufacturers report to the FDA field corrections and product recalls or removals if undertaken to reduce a risk to health posed by the device or to remedy a violation of the FDCA that may present a risk to health;

•	the FDA’s recall authority, whereby the agency can order device manufacturers to recall from the market a product that is in violation of governing laws and regulations; and

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post-market surveillance activities and regulations, which apply when deemed by the FDA to be necessary to protect the public health or to provide additional safety and effectiveness data for the device.

Manufacturing processes for medical devices are required to comply with the applicable portions of the QSR, which cover the methods and the facilities and controls for the design, manufacture, testing, production, processes, controls, quality assurance, labeling, packaging, distribution, installation and servicing of finished devices intended for human use. The QSR also requires, among other things, maintenance of a device master file, device history file, and complaint files. As a manufacturer, we are subject to periodic scheduled or unscheduled inspections by the FDA. Failure to maintain compliance with the QSR requirements could result in the shut-down of, or restrictions on, manufacturing operations and the recall or seizure of marketed products. The discovery of previously unknown problems with any marketed products, including unanticipated adverse events or adverse events of increasing severity or frequency, whether resulting from the use of the device within the scope of its clearance or off-label by a physician in the practice of medicine, could result in restrictions on the device, including the removal of the product from the market or voluntary or mandatory device recalls.

The FDA has broad regulatory compliance and enforcement powers. If the FDA determines that a manufacturer has failed to comply with applicable regulatory requirements, it can take a variety of compliance or enforcement actions, which may result in any of the following sanctions:

•	warning letters, untitled letters, fines, injunctions, consent decrees and civil penalties;

•	recalls, withdrawals, or administrative detention or seizure of our products;

•	operating restrictions or partial suspension or total shutdown of production;

•	refusing or delaying requests for 510(k) marketing clearance or PMA approvals of new products or modified products;

•	withdrawing 510(k) clearances, HDEs, or PMA approvals that have already been granted;

•	refusal to grant export approvals for our products;

•	civil monetary penalties; or

•	injunctions or criminal prosecution.

Regulation of Medical Devices in the European Union

The European Union (EU) has adopted specific directives and regulations regulating the design, manufacture, clinical investigation, conformity assessment, labeling and adverse event reporting for medical devices.

Until May 25, 2021, medical devices were regulated by the Council Directive 93/42/EEC (Medical Devices Directive) which has been repealed and replaced by Regulation (EU) No 2017/745 (Medical Devices Regulation). Our current certificates have been granted and renewed under the Medical Devices Directive whose regime is described below. However, as of May 26, 2021, some of the Medical Devices Regulation requirements apply in place of the corresponding requirements of the Medical Devices Directive with regard to registration of economic operators and of devices, post-market surveillance, market surveillance and vigilance requirements. Pursuing marketing of medical devices in the EU will notably require that our devices be certified under the new regime set forth in the Medical Devices Regulation when our current certificates expire.

Medical Devices Directive

Under the Medical Devices Directive, all medical devices placed on the market in the EU must meet the relevant essential requirements laid down in Annex I to the Medical Devices Directive, including the requirement that a medical device must be designed and manufactured in such a way that it will not compromise the clinical condition or safety of patients, or the safety and health of users and others. In addition, the device must achieve the performance intended by the manufacturer and be designed, manufactured, and packaged in a suitable manner. The European Commission has adopted various standards applicable to medical devices. These include standards governing common requirements, such as sterilization and safety of medical electrical equipment and product standards for certain types of medical devices. There are also harmonized standards relating to design and manufacture. While not mandatory, compliance with these standards is viewed as the easiest way to satisfy the essential requirements as a practical matter as it creates a rebuttable presumption that the device satisfies that essential requirement.

To demonstrate compliance with the essential requirements laid down in Annex I to the Medical Devices Directive, medical device manufacturers must undergo a conformity assessment procedure, which varies according to the type of medical device and its risk classification. As a general rule, demonstration of conformity of medical devices and their manufacturers with the essential requirements must be based, among other things, on the evaluation of clinical data supporting the safety and performance of the products during normal conditions of use. Specifically, a manufacturer must demonstrate that the device achieves its intended performance during normal conditions of use, that the known and foreseeable risks, and any adverse events, are minimized and acceptable when weighed against the benefits of its intended performance, and that any claims made about the performance and safety of the device are supported by suitable evidence. Except for low-risk medical devices (Class I non-sterile, non-measuring devices), where the manufacturer can self-declare the conformity of its products with the essential requirements (except for any parts which relate to sterility or metrology), a conformity assessment procedure requires the intervention of a Notified Body. Notified Bodies are independent organizations designated by EU member states to assess the conformity of devices before being placed on the market. A Notified Body would typically audit and examine a product’s technical dossiers and the manufacturers’ quality system (Notified Body must presume that quality systems which implement the relevant harmonized standards – which is ISO 13485:2016 for Medical Devices Quality Management Systems – conform to these requirements). If satisfied that the relevant product conforms to the relevant essential requirements, the Notified Body issues a certificate of conformity, which the manufacturer uses as a basis for its own declaration of conformity. The manufacturer may then apply the CE Mark to the device, which allows the device to be placed on the market throughout the EU.

Throughout the term of the certificate of conformity, the manufacturer will be subject to periodic surveillance audits to verify continued compliance with the applicable requirements. In particular, there will be a new audit by the Notified Body before it will renew the relevant certificate(s).

Medical Devices Regulation

The EU landscape concerning medical devices in the EU recently evolved. On April 5, 2017, the Medical Devices Regulation was adopted to establish a modernized and more robust EU legislative framework, with the aim of ensuring better protection of public health and patient safety. The Medical Devices Regulation, among other things, is intended to establish a uniform, transparent, predictable and sustainable regulatory framework across the EU for medical devices and ensure a high level of safety and health while supporting innovation. Unlike the Medical Devices Directive, the Medical Devices Regulation is directly applicable in EU member states without the need for member states to implement into national law. This aims at increasing harmonization across the EU.

The Medical Devices Regulation became effective on May 26, 2021. The new regulation among other things:

•

strengthens the rules on placing devices on the market (e.g. reclassification of certain devices and wider scope than the Medical Devices Directive) and reinforces surveillance once they are available;

•	establishes explicit provisions on manufacturers’ responsibilities for the follow-up of the quality, performance and safety of devices placed on the market;

•	establishes explicit provisions on importers’ and distributors’ obligations and responsibilities;

•	imposes an obligation to identify a responsible person who is ultimately responsible for all aspects of compliance with the requirements of the new regulation;

•

improves the traceability of medical devices throughout the supply chain to the end-user or patient through the introduction of a unique identification number, to increase the ability of manufacturers and regulatory authorities to trace specific devices through the supply chain and to facilitate the prompt and efficient recall of medical devices that have been found to present a safety risk;

•	sets up a central database (Eudamed) to provide patients, healthcare professionals and the public with comprehensive information on products available in the EU; and

•

strengthens rules for the assessment of certain high-risk devices, such as implants, which may have to undergo a clinical evaluation consultation procedure by experts before they are placed on the market.

Devices lawfully placed on the market pursuant to the Medical Devices Directive prior to May 26, 2021 may generally continue to be made available on the market or put into service until May 26, 2025, provided that the requirements of the transitional provisions are fulfilled. In particular, the certificate in question must still be valid. However, even in this case, manufacturers must comply with a number of new or reinforced requirements set forth in the Medical Devices Regulation, in particular the obligations described below.

The Medical Devices Regulation requires that before placing a device, other than a custom-made device, on the market, manufacturers (as well as other economic operators such as authorized representatives and importers) must register by submitting identification information to Eudamed, unless they have already registered. The information to be submitted by manufacturers (and authorized representatives) also includes the name, address and contact details of the person or persons responsible for regulatory compliance. The new regulation also requires that before placing a device, other than a custom-made device, on the market, manufacturers must assign a unique identifier to the device and provide it along with other core data to the unique device identifier, or UDI, database. These new requirements aim at ensuring better identification and traceability of the devices. Each device – and as applicable, each package – will have a UDI composed of two parts: a device identifier (UDI-DI) specific to a device, and a production identifier (UDI-PI) to identify the unit producing the device. Manufacturers are also notably responsible for entering the necessary data on Eudamed, which includes the UDI database, and for keeping it up to date. The obligations for registration in Eudamed will become applicable at a later date (as Eudamed is not yet fully functional). Until Eudamed is fully functional, the corresponding provisions of the Medical Devices Directive continue to apply for the purpose of meeting the obligations laid down in the provisions regarding exchange of information, including, and in particular, information regarding registration of devices and economic operators.

All manufacturers placing medical devices into the market in the EU must comply with the EU medical device vigilance system which has been reinforced by the Medical Devices Regulation. Under this system, serious incidents and Field Safety Corrective Actions (FSCAs) must be reported to the relevant authorities of the EU member states. These reports will have to be submitted through Eudamed – once functional – and aim to ensure that, in addition to reporting to the relevant authorities of the EU member states, other actors such as the economic operators in the supply chain will also be informed. Until Eudamed is fully functional, the corresponding provisions of the Medical Devices Directive continue to apply. A serious incident is defined as any malfunction or deterioration in the characteristics or performance of a device made available on the market, including use-error due to ergonomic features, as well as any inadequacy in the information supplied by the manufacturer and any undesirable side-effect, which, directly or indirectly, might have led or might lead to the death of a patient or user or of other persons or to a temporary or permanent serious deterioration of a patient’s, user’s or other person’s state of health or a serious public health threat. Manufacturers are required to take FSCAs defined as any corrective action for technical or medical reasons to prevent or reduce a risk of a serious incident associated with the use of a medical device that is made available on the market. An FSCA may include the recall, modification, exchange, destruction or retrofitting of the device. FSCAs must be communicated by the manufacturer or its legal representative to its customers and/or to the end users of the device through Field Safety Notices. For similar serious incidents that occur with the same device or device type and for which the root cause has been identified or a FSCA implemented or where the incidents are common and well documented, manufacturers may provide periodic summary reports instead of individual serious incident reports.

Among the new requirements, manufacturers (and authorized representatives) must have available within their organization at least one person responsible for regulatory compliance (PRRC) who possesses the requisite expertise in the field of medical devices. The PRRC is notably responsible for compliance with post-market surveillance and vigilance requirements.

The advertising and promotion of medical devices is subject to some general principles set forth in EU legislation. According to the Medical Devices Regulation, only devices that are CE-marked may be marketed and advertised in the EU in accordance with their intended purpose. Directive 2006/114/EC concerning misleading and comparative advertising and Directive 2005/29/EC on unfair commercial practices, while not specific to the advertising of medical devices, also apply to the advertising thereof and contain general rules, for example, requiring that advertisements are evidenced, balanced and not misleading. Specific requirements are defined at a national level. EU member states’ laws related to the advertising and promotion of medical devices, which vary between jurisdictions, may limit or restrict the advertising and promotion of products to the general public and may impose limitations on promotional activities with healthcare professionals.

The aforementioned EU rules are generally applicable in the European Economic Area (EEA) which consists of the 27 EU member states plus Norway, Liechtenstein and Iceland.

Data Privacy & Security Laws

Numerous state, federal and foreign laws govern the collection, dissemination, use, access to, confidentiality and security of personal information, including health-related information. In the United States, numerous federal and state laws and regulations, including data breach notification laws, health information privacy and security laws, including HIPAA, and federal and state consumer protection laws and regulations (e.g., Section 5 of the FTC Act), that govern the collection, use, disclosure, and protection of health-related and other personal information could apply to our operations or the operations of our partners. In addition, certain state and non-U.S. laws, such as the CCPA, the CPRA and the GDPR, govern the privacy and security of personal information, including health-related information in certain circumstances, some of which are more stringent than HIPAA and many of which differ from each other in significant ways and may not have the same effect, thus complicating compliance efforts. Failure to comply with these laws, where applicable, can result in the imposition of significant civil and/or criminal penalties and private litigation. Privacy and security laws, regulations, and other obligations are constantly evolving, may conflict with each other to complicate compliance efforts, and can result in investigations, proceedings, or actions that lead to significant civil and/or criminal penalties and restrictions on data processing.

Coverage and Reimbursement

In the United States, our currently approved products are commonly treated as general supplies utilized in orthopedic surgery and if covered by third-party payors, are paid for as part of the surgical procedure. Outside of the United States, there are many reimbursement programs through private payors as well as government programs. In some countries, government reimbursement is the predominant program available to patients and hospitals. Our commercial success depends in part on the extent to which governmental authorities, private health insurers and other third-party payors provide coverage for and establish adequate reimbursement levels for the procedures during which our products are used. Failure by physicians, hospitals, ambulatory surgery centers and other users of our products to obtain sufficient coverage and reimbursement from third-party payors for procedures in which our products are used, or adverse changes in government and private third-party payors’ coverage and reimbursement policies could materially adversely affect our business, financial condition, results of operations and prospects.

Based on our experience to date, third-party payors generally reimburse for the surgical procedures in which our products are used only if the patient meets the established medical necessity criteria for surgery. Some payors are moving toward a managed care system and control their health care costs by limiting authorizations for surgical procedures, including elective procedures using our devices. Although no uniform policy of coverage and reimbursement among payors in the United States exists and coverage and reimbursement for procedures can differ significantly from payor to payor, reimbursement decisions by particular third-party payors may depend upon a number of factors, including the payor’s determination that use of a product is:

•	a covered benefit under its health plan;

•	appropriate and medically necessary for the specific indication;

•	cost effective; and

•	neither experimental nor investigational.

Third-party payors are increasingly auditing and challenging the prices charged for medical products and services with concern for upcoding, miscoding, using inappropriate modifiers, or billing for inappropriate care settings. Some third-party payors must approve coverage for new or innovative devices or procedures before they will reimburse health care providers who use the products or therapies. Even though a new product may have been cleared for commercial distribution by the FDA, we may find limited demand for the product unless and until reimbursement approval has been obtained from governmental and private third-party payors.

A key component in ensuring whether the appropriate payment amount is received for physician and other services, including those procedures using our products, is the existence of a Current Procedural Terminology (CPT) code to describe the procedure in which the product is used. To receive payment, health care practitioners must submit claims to insurers using these codes for payment for medical services. CPT codes are assigned, maintained and annually updated by the American Medical Association and its CPT Editorial Board. If the CPT codes that apply to the procedures performed using our products are changed or deleted, reimbursement for performances of these procedures may be adversely affected.

In the United States, some insured individuals enroll in managed care programs, which monitor and often require pre-approval of the services that a member will receive. Some managed care programs pay their providers on a per capita (patient) basis, which puts the providers at financial risk for the services provided to their patients by paying these providers a predetermined payment per member per month and, consequently, may limit the willingness of these providers to use our products.

We believe the overall escalating cost of medical products and services being paid for by the government and private health insurance has led to, and will continue to lead to, increased pressures on the health care and medical device industry to reduce the costs of products and services. All third-party reimbursement programs are developing increasingly sophisticated methods of controlling health care costs through prospective reimbursement and capitation programs, group purchasing, redesign of benefits, requiring second opinions before major surgery, careful review of bills, encouragement of healthier lifestyles and other preventative services and exploration of more cost-effective methods of delivering health care.

In addition to uncertainties surrounding coverage policies, there are periodic changes to reimbursement levels. Third-party payors regularly update reimbursement amounts and also from time to time revise the methodologies used to determine reimbursement amounts. This includes routine updates to payments to physicians, hospitals and ambulatory surgery centers for procedures during which our products are used. These updates could directly impact the demand for our products.

Health Care Reform

Changes in healthcare policy could increase our costs, decrease our revenue and impact sales of and reimbursement for our current and future products. The United States and some foreign jurisdictions are considering or have enacted a number of legislative and regulatory proposals to change the health care system in ways that could affect our ability to sell our products profitably. Among policy makers and payors in the United

States and elsewhere, there is significant interest in promoting changes in health care systems with the stated goals of containing health care costs, improving quality or expanding access. Current and future legislative proposals to further reform health care or reduce health care costs may limit coverage of or lower reimbursement for the procedures associated with the use of our products. The cost containment measures that payors and providers are instituting and the effect of any health care reform initiative implemented in the future could impact our revenue from the sale of our products.

In the United States, the implementation of the ACA for example, has changed health care financing and delivery by both governmental and private insurers substantially, and affected medical device manufacturers significantly. The ACA, among other things, provided incentives to programs that increase the federal government’s comparative effectiveness research, and implemented payment system reforms including a national pilot program on payment bundling to encourage hospitals, physicians and other providers to improve the coordination, quality and efficiency of certain health care services through bundled payment models. Additionally, the ACA expanded eligibility criteria for Medicaid programs and created a new Patient-Centered Outcomes Research Institute to oversee, identify priorities in, and conduct comparative clinical effectiveness research, along with funding for such research.

Since its enactment, there have been judicial and Congressional challenges to certain aspects of the ACA. On June 17, 2021, the U.S. Supreme Court dismissed the most recent judicial challenge to the ACA without specifically ruling on the constitutionality of the ACA. Prior to the Supreme Court’s decision, President Biden issued an executive order to initiate a special enrollment period from February 15, 2021 through August 15, 2021 for purposes of obtaining health insurance coverage through the ACA marketplace. The executive order also instructed certain governmental agencies to review and reconsider their existing policies and rules that limit access to health care, including among others, reexamining Medicaid demonstration projects and waiver programs that include work requirements, and policies that create unnecessary barriers to obtaining access to health insurance coverage through Medicaid or the ACA. It is unclear how other health care reform measures of the Biden administration or other efforts, if any, to challenge, repeal or replace the ACA will impact the ACA.

In addition, other legislative changes have been proposed and adopted since the ACA was enacted. For example, the Budget Control Act of 2011, among other things, reduced Medicare payments to providers by 2% per fiscal year, effective on April 1, 2013 and, due to subsequent legislative amendments to the statute, will remain in effect through 2030, with the exception of a temporary suspension from May 1, 2020 through December 31, 2021, unless additional Congressional action is taken. Additionally, the American Taxpayer Relief Act of 2012, among other things, reduced Medicare payments to several providers, including hospitals, and increased the statute of limitations period for the government to recover overpayments to providers from three to five years. The Medicare Access and CHIP Reauthorization Act of 2015 repealed the formula by which Medicare made annual payment adjustments to physicians and replaced the former formula with fixed annual updates and a new system of incentive payments that are based on various performance measures and physicians’ participation in alternative payment models, such as accountable care organizations.

We expect additional state and federal health care reform measures to be adopted in the future, particularly in light of the new presidential administration, some of which could limit the amounts that federal and state governments will pay for health care products and services, which could result in reduced demand for our products or additional pricing pressure.

Federal, State and Foreign Fraud and Abuse and Physician Payment Transparency Laws

In addition to FDA restrictions on marketing and promotion of drugs and devices, other federal and state laws restrict our business practices. These laws include, without limitation, foreign, federal, and state anti-kickback and false claims laws, as well as transparency laws regarding payments or other items of value provided to health care providers.

The federal Anti-Kickback Statute prohibits, among other things, knowingly and willfully offering, paying, soliciting or receiving any remuneration (including any kickback, bribe or rebate), directly or indirectly, overtly or covertly, in cash or in kind to induce or in return for purchasing, leasing, ordering or arranging for or recommending the purchase, lease or order of any good, facility, item or service reimbursable, in whole or in part, under Medicare, Medicaid or other federal health care programs. Although there are a number of statutory exceptions and regulatory safe harbors protecting some common activities from prosecution, the exceptions and safe harbors are drawn narrowly. Failure to meet all of the requirements of a particular applicable statutory exception or regulatory safe harbor does not make the conduct per se illegal under the federal Anti-Kickback Statute. Instead, the legality of the arrangement will be evaluated on a case-by-case basis based on a cumulative review of all its facts and circumstances. Several courts have interpreted the statute’s intent requirement to mean that if any one purpose of an arrangement involving remuneration is to induce referrals of federal health care covered business, the federal Anti-Kickback Statute has been violated. In addition, a person or entity does not need to have actual knowledge of the statute or specific intent to violate it in order to have committed a violation. The majority of states also have anti-kickback laws which establish similar prohibitions and in some cases may apply more broadly to items or services covered by any third-party payor, including commercial insurers and self-pay patients.

The federal civil False Claims Act prohibits, among other things, any person or entity from knowingly presenting, or causing to be presented, a false or fraudulent claim for payment or approval to the federal government or knowingly making, using or causing to be made or used a false record or statement material to a false or fraudulent claim to the federal government. As a result of a modification made by the Fraud Enforcement and Recovery Act of 2009, a claim includes “any request or demand” for money or property presented to the U.S. government. In addition, a claim including items or services resulting from a violation of the federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the federal civil False Claims Act. Private parties may initiate “qui tam” whistleblower lawsuits against any person or entity under the federal civil False Claims Act in the name of the government and share in the proceeds of the lawsuit.

In addition, the civil monetary penalties statute, subject to certain exceptions, prohibits, among other things, the offer or transfer of remuneration, including waivers of copayments and deductible amounts (or any part thereof), to a Medicare or state healthcare program beneficiary if the person knows or should know it is likely to influence the beneficiary’s selection of a particular provider, practitioner or supplier of services reimbursable by Medicare or a state healthcare program.

HIPAA also created additional federal criminal statutes that prohibit among other actions, knowingly and willfully executing, or attempting to execute, a scheme to defraud any health care benefit program, including private third-party payors, knowingly and willfully embezzling or stealing from a health care benefit program, willfully obstructing a criminal investigation of a health care offense, and knowingly and willfully falsifying, concealing or covering up a material fact or making any materially false, fictitious or fraudulent statement in connection with the delivery of or payment for health care benefits, items or services. Similar to the federal Anti-Kickback Statute, a person or entity does not need to have actual knowledge of the statute or specific intent to violate it in order to have committed a violation. Also, many states have similar fraud and abuse statutes or regulations that apply to items and services reimbursed under Medicaid and other state programs, or, in several states, apply regardless of the payor.

Additionally, there has been a recent trend of increased foreign, federal, and state regulation of payments and transfers of value provided to health care professionals or entities. The federal Physician Payments Sunshine Act imposes annual reporting requirements on certain drug, biologics, medical supplies and device manufacturers for which payment is available under Medicare, Medicaid or CHIP for payments and other transfers of value provided by them, directly or indirectly, to physicians (defined to include doctors, dentists, optometrists, podiatrists and chiropractors) and teaching hospitals, as well as ownership and investment interests held by physicians and their immediate family members. Beginning in 2022, such obligations will include payments and other transfers of value provided in the previous year to physician assistants, nurse practitioners, clinical nurse specialists, certified nurse anesthetists, anesthesiologist assistants and certified nurse midwives. Certain foreign countries and U.S. states also mandate implementation of commercial compliance programs, impose restrictions on device manufacturer marketing practices and require tracking and reporting of gifts, compensation and other remuneration to health care professionals and entities.

Penalties for violation of any of the health care laws described above or any other governmental regulations that apply to us include, without limitation, civil, criminal and/or administrative penalties, damages, fines, disgorgement, imprisonment, exclusion from participation in government programs, such as Medicare and Medicaid, injunctions, refusal to allow us to enter into government contracts, contractual damages, reputational harm, administrative burdens, diminished profits and future earnings, and the curtailment or restructuring of an entity’s operations.

Employees and Human Capital Resources

As of June 30, 2021, we had 295 full-time employees. We believe that the success of our business will depend, in part, on our ability to attract and retain qualified personnel. None of our employees are represented by a labor union or are a party to a collective bargaining agreement and we believe that our employee relations are good.

Our human capital resources objectives include, as applicable, identifying, recruiting, retaining, incentivizing and integrating our existing and additional employees. The principal purposes of our equity incentive plans are to attract, retain and motivate selected employees, consultants and directors through the granting of stock-based compensation awards and cash-based performance bonus awards.

Facilities

We currently lease approximately 105,000 square feet for our corporate headquarters located in Englewood, Colorado under a lease agreement which terminates in January 2029. We believe that this facility is sufficient to meet our current and anticipated needs in the near term and that additional space can be obtained on commercially reasonable terms as needed.

Legal Proceedings

On March 23, 2018, Wright Medical, which was subsequently acquired by Stryker Corporation, filed the Wright Complaint against us in the United States District Court for the District of Colorado, Case No. 18-cv-00691-STV. The Wright Complaint, as amended, asserts that we (i) have infringed and continue to infringe nine Wright Medical patents (the Wright Asserted Patents), (ii) have misappropriated and continue to misappropriate Wright Medical trade secrets and confidential material, (iii) have and are unfairly competing with Wright Medical, and (iv) have intentionally interfered with Wright Medical contracts. The Wright Complaint, as amended, requests customary remedies for the claims raised, including (a) a judgment that we have infringed the Wright Medical patents and misappropriated, used and disclosed Wright Medical’s trade secrets, (b) a permanent injunction preventing us from further engaging in the alleged misconduct, including infringing the Wright Medical patents, from manufacturing, selling or distributing products that allegedly infringe such Wright Medical patents and from misappropriating Wright Medical’s trade secrets and confidential information, (c) damages, including punitive and statutory enhanced damages, (d) attorneys’ fees, (e) interest on any foregoing sums, and (f) any relief as the court deems just and equitable, which could include future royalty payments. We filed a motion to dismiss certain of Wright Medical’s claims, which the Court granted-in-part on September 30, 2019. The parties have completed fact discovery and exchanged opening and rebuttal expert reports, and are currently engaged in expert discovery. The parties are currently scheduled to complete summary judgment briefing by the end of 2021.

We currently believe that we have substantial and meritorious defenses to Wright Medical’s claims and intend to vigorously defend our position, including through the trial and appellate stages if necessary. The outcome of any litigation, however, is inherently uncertain and there can be no assurance that the outcome of the case or the costs of litigation, regardless of outcome, will not have a material adverse effect on our business. See “Risk Factors — Risks Related to our Intellectual Property” for further description of risks associated with this litigation.

In connection with the Wright Complaint, on March 28, 2019, we challenged the patentability of some of the Wright Asserted Patents through four Inter Partes Review (IPR) proceedings instituted with the Patent and Trial and Appeal Board of the United States Patent and Trademark Office (PTAB). On September 23, 2020 and October 1, 2020, we prevailed before the PTAB and those decisions are now on appeal in the United States Court of Appeals for the Federal Circuit, Case Nos. 21-1340, -1342, -1344, and -1345 .

In addition to the above, we may in the ordinary course of business face various claims brought by third parties and we may, from time to time, make claims or take legal actions to assert our rights, including intellectual property rights as well as claims relating to employment matters and the safety or efficacy of our products. Any of these claims could cause us to incur substantial costs and, while we generally believe that we have adequate insurance to cover many different types of liabilities, our insurance carriers may deny coverage, may be inadequately capitalized to pay on valid claims, or our policy limits may be inadequate to fully satisfy any associated costs, damage awards or settlements. If this were to happen, the payment of any such awards could have a material adverse effect on our operations, cash flows and financial position. Additionally, any such claims, whether or not successful, could damage our reputation and business.

MANAGEMENT

Executive Officers and Directors

The following table sets forth information about our executive officers and directors, including their ages and positions as of the date of this prospectus. With respect to our directors, each biography contains information regarding the person’s service as a director, business experience, director positions held currently or at any time during the past five years, information regarding involvement in certain legal or administrative proceedings and the experience, qualifications, attributes or skills that caused our board of directors to determine that the person should serve as a director of our Company.

Name	Age	Position
Executive Officers
Albert DaCosta	48	Chairman of the Board of Directors, President & Chief Executive Officer
Stephen M. Deitsch	50	Chief Financial Officer
Matthew Jarboe	38	Chief Commercial Officer
Frank Bono	58	Chief Technology Officer and Director
Directors
Stephen Oesterle, M.D.	70	Director
Alf Grunwald	60	Director
Thomas Schnettler	64	Director
Scott Drake	54	Director

(1)	Member of the audit committee.
(2)	Member of the compensation committee.
(3)	Member of the nominating and governance committee.

Executive Officers and Employee Directors

Albert DaCosta is one of our cofounders. He has served as our Chief Executive Officer and President since 2012 and was appointed to our board of directors in 2012. Mr. DaCosta is a veteran in the foot and ankle industry with over 18 years of experience. Prior to establishing Paragon 28, Mr. DaCosta was a distributor for both Pioneer Surgical and Biomet Sports Medicine from 2009 to 2010. Previously, Mr. DaCosta served as the Director of Biologics & Extremities for Wright Medical. He also served as President & Founder of Body Beautiful Laser Centers in South Florida in 2006 and President of Non-Invasive Solutions in 2005, as well as a sales representative for Linvatec in 2003. Mr. DaCosta earned a B.S. in Chemical Engineering from the University of Florida with a minor in Business. We believe Mr. DaCosta is qualified to serve on our board of directors due to his extensive knowledge as one of our company’s founders and Chief Executive Officer, and his prior commercial and general management experience with both public and private companies.

Stephen M. Deitsch has served as our Chief Financial Officer since September 2020. He previously served as Senior Vice President and Chief Financial Officer of BioScrip, Inc. (Nasdaq: “BIOS”), which is now part of Option Care Health, Inc. (Nasdaq: “OPCH”), from April 2017 to August 2019. From August 2015 to April 2017, Mr. Deitsch served as Executive Vice President, Chief Financial Officer and Corporate Secretary of Coalfire, Inc., a leading cyber-security firm. Mr. Deitsch served as the Chief Financial Officer of the Zimmer Biomet Spine, Bone Healing, and Microfixation business from July 2014 to July 2015 and as Vice President Finance, Biomet Corporate Controller from February 2014 to July 2014. Mr. Deitsch was the Chief Financial Officer of Lanx, a privately held medical device company, from September 2009 until it was acquired by Biomet in October 2013. From 2002 to 2009, Mr. Deitsch also served in various senior financial leadership roles at Zimmer Holdings, Inc. (now part of Zimmer Biomet, Inc. (NYSE: “ZBH”)), including Vice President Finance, Reconstructive and Operations, and Vice President Finance, Europe. Mr. Deitsch has served on the board of directors of Auddia Inc.(Nasdaq: “AUUD”), a publicly traded software company, since 2021, and Green Sun Medical, a privately held medical device company, since 2017. Mr. Deitsch holds a B.S. in Accounting from Ball State University and has an in-active CPA license.

Matthew Jarboe has served as our Chief Commercial Officer since 2018. Mr. Jarboe joined Paragon 28 in December 2012 as a Regional Sales Manager, and was later promoted to National Sales Manager, where he was tasked with building and training our U.S. Sales Force and Sales Management Teams. He has since been promoted to Director of Sales, then to Executive Vice President of Sales and most recently to Chief Commercial Officer and he now oversees our sales, marketing, national accounts, commercial operations and international business. Prior to joining Paragon 28, Mr. Jarboe spent six years as a foot and ankle sales representative with Wright Medical. Mr. Jarboe began his career in medical device as an Associate Sales Representative with Stryker Endoscopy. Mr. Jarboe graduated from Kalamazoo College (Kalamazoo, MI) with a B.A. in Economics and Business.

Frank Bono is one of our cofounders. He has served as our Chief Technology Officer since 2012 and was appointed to our board of directors in March 2012. Mr. Bono has over 29 years of experience in the medical device industry. Prior to Paragon 28, he served as Senior V.P. & CTO of Wright Medical. Mr. Bono was also employed by Medtronic Spine & Biologics, serving as their V.P. of Product Development and New Ventures Technology. Previous to that, he was employed by DePuy/Johnson & Johnson, holding various technical positions where he ultimately served as Global V.P. of R&D for their Spinal Division. Mr. Bono earned a Masters in Mechanical Engineering (MSME) from the University of Arizona and a Bachelor of Science in Mechanical Engineering (BSME) from Purdue University. We believe Mr. Bono is qualified to serve on our board of directors due to his extensive knowledge as one of our company’s founders and his prior commercial and general management experience with leading public companies in the orthopedic market.

Non-Employee Directors

Stephen Oesterle, M.D. has served as a member of our board of directors since January 2021. He is a consultant, advising private equity and operating companies in the healthcare industry. From January 2002 to November 2015, he was a member of the Executive Committee of Medtronic plc, serving as Senior Vice President of Medicine and Technology. Previously, he served as an Associate Professor of Medicine and Director of Invasive Cardiology Services at each of Massachusetts General Hospital (1998 to 2002), Stanford University Medical Center (1992 to 1998) and Georgetown University Medical Center (1991 to 1992). Dr. Oesterle has served as director of Montes Archimedes Acquisition Corp. (Nasdaq: “MAAC”), a blank check company, since 2020, Peijia Medical Ltd, a medical device company, since 2020, Sigilon Therapeutics, Inc. (Nasdaq: “SGTX”), as therapeutics company, since 2016 and Baxter International Inc. (NYSE: “BAX”), a multinational healthcare company, since 2017. Dr. Oesterle has also served as an advisor to Temasek Holdings LTD and EQT Partners since 2015. He previously served as a director of REVA Medical, Inc. from February 2018 to May 2019 and of HeartWare International, Inc. (HeartWare) from January 2016 to November 2016, prior to Medtronic’s acquisition on of HeartWare. Dr. Oesterle is a summa cum laude graduate of Harvard College and received his medical doctorate from Yale University. We believe that Dr. Oesterle is qualified to serve on our board of directors due to his experience as an executive and member of the board of directors of multiple life science companies.

Alf Grunwald has served as a member of our board of directors since February 2017. Since October 2015, he has served as the Chief Executive Officer of Black Forest One GmbH & Co KG and Managing Director of Black Forest Medical Holding GmbH, which are part of the Biedermann Group, and as the Chief Executive Officer of artprivat GmbH, an independent investment advisory firm. From 2006 to 2016, Mr. Grunwald served as an Associate Professor at the University of Applied Science Offenburg. From 2004 to 2015, he worked as both an independent management consultant and as a consultant for Techno Cap GmbH, which he founded. Prior to that, he served as a venture partner and then a partner at E.M. Warburg Pincus LLC from 1997 to 2004, and held various positions at Deloitte from 1995 to 1999, where he ultimately served as CEO and President of the ICS group and as a Senior Executive Advisor. Mr. Grunwald also founded T.L. Onyx Inc. in 1995, where he served as the chairman from 2002 to 2007. Mr. Grunwald has served as a director of LIM Innovations, Inc., a prosthetic socket technology company, since June 2017. He previously served as a director of Nemaris lnc., a surgical planning software company, EonTec Inc., an enterprise software provider, APP Group, a management consulting firm, Shinka Technologies, an information technology and services company, Synquest, a supply chain management company, and RadNet Inc., an information technology company. Mr. Grunwald earned a degree in engineering from University of Applied Science Offenburg. We believe Mr. Grunwald is qualified to serve on our board of directors due to his broad leadership skills and extensive strategic advising experience.

Thomas Schnettler has served as a member of our board of directors since July 2020. He is currently Vice Chairman of Piper Sandler Companies, and a Managing Director in the merchant banking group. In his merchant banking role, Mr. Schnettler serves as co-CEO of PSC Capital Partners LLC, the registered investment adviser to the Piper Sandler merchant banking private funds. He initiated the merchant banking business at Piper Sandler in 2008 and has overseen the division since that time. Mr. Schnettler also served as president and chief operating officer of Piper Sandler from 2008 to 2011, and as chief financial officer between 2006 and 2008. Prior to that, Mr. Schnettler served as head of the Piper Sandler corporate and institutional services business beginning in 2002, and as head/co-head of investment banking beginning in 2000. From 1989 to 2000, he co-founded and led the healthcare investment banking group. Mr. Schnettler has served on the board of Akoya Biosciences, Inc. (Nasdaq: “AKYA”), a life sciences technology company, since September 2019, MDX Medical, Inc. (d/b/a Sapphire Digital), a health care engagement platform, since June 2013, Xenex Disinfection Services Inc., a disinfection solution company, since February 2017 and Elligo Health Research, a healthcare research company, since May 2019. He has previously served on the board of, or held board observation responsibility for Torax Medical, Inc., a medical device company, from September 2012 to March 2017 and Sport Ngin, a software and mobile apps company, from February 2014 to July 2016. Mr. Schnettler graduated from Saint John’s University in Collegeville, Minnesota and holds a juris doctorate from Harvard Law School. We believe Mr. Schnettler is qualified to serve on our board of directors due to his extensive experience in advising companies in the life science market and his experience serving on the board of multiple life science companies.

Scott Drake has served as a member of our board of directors since August 2021. He has over 30 years of experience in the private and public sectors of the medical device field. Mr. Drake has served as President and Chief Executive Officer and as a member of the board of directors of ViewRay, Inc. (Nasdaq: “VRAY”), a radiation therapy and imaging technologies company, since July 2018. From August 2011 to August 2017, he served as President and Chief Executive Officer and as a member of the board of directors of The Spectranetics Corporation (Nasdaq: “SPNC”), a medical device company. From November 2009 to July 2011, Mr. Drake was a Senior Vice President of DaVita Corporation (NYSE: “DVA”), a provider of kidney care and dialysis. From 1992 to 2009, he held various positions at Covidien, where he eventually served as Global Business Unit President from 2006 to 2009. Mr. Drake previously served as the chairman of the board of directors of AtriCure, Inc. (NASDAQ: ATRC), a cardiovascular device company, from 2013 to May 2021, and as a member of the board of directors of Zayo Group Holdings, Inc. (NYSE: “ZAYO”), a provider of communications infrastructure services, from November 2018 to March 2020. Mr. Drake currently serves as the chairperson of the Advanced Medical Technology Association’s (AdvaMed) Radiation Therapy Sector, as well as a board member for the Medical Device Manufacturers Association (MDMA). He holds a B.S. in Business Administration from Miami University of Ohio. We believe Mr. Drake is qualified to serve on our board of directors due to his longtime involvement in the medical device industry and extensive service as a director and officer of other medical device companies.

Composition of the Board of Directors After This Offering

Our business and affairs are managed under the direction of the board of directors. Our board of directors will consist of six directors.

In accordance with our third amended and restated certificate of incorporation, each of which will be in effect upon the closing of this offering, our board of directors will be divided into three classes with staggered three-year terms. At each annual meeting of stockholders after the initial classification, the successors to the directors whose terms will then expire will be elected to serve from the time of election and qualification until the third annual meeting following their election. Our directors will be divided among three classes as follows:

•	the Class I directors will be and , and their terms will expire at the annual meeting of stockholders to be held in 2022;

•	the Class II directors will be and , and their terms will expire at the annual meeting of stockholders to be held in 2023; and

•	the Class III directors will be and , and their terms will expire at the annual meeting of stockholders to be held in 2024.

Our third amended and restated certificate of incorporation will provide that the authorized number of directors may be changed only by resolution of our board of directors. Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of three of the directors. The division of our board of directors into three classes with staggered three-year terms may delay or prevent a change of our management or a change in control

Director Independence

We have applied to have our common stock listed on the NYSE. Under the rules of the NYSE, independent directors must comprise a majority of a listed company’s board of directors within a specified period of the completion of this offering. In addition, the rules require that, subject to specified exceptions, each member of a listed company’s audit, compensation, and nominating and corporate governance committees be independent and that director nominees be selected or recommended for the board’s selection by independent directors constitute a majority of the independent directors or by a committee comprised solely of independent directors. Under these rules, a director will only qualify as an “independent director” if, in the opinion of that company’s board of directors, that person does not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director.

Audit committee members must also satisfy the independence criteria set forth in Rule 10A-3 under the Exchange Act. In order to be considered independent for purposes of Rule 10A-3, a member of an audit committee of a listed company may not, other than in his or her capacity as a member of the audit committee, the board of directors, or any other board committee: (1) accept, directly or indirectly, any consulting, advisory, or other compensatory fee from the listed company or any of its subsidiaries; or (2) be an affiliated person of the listed company or any of its subsidiaries. We intend to satisfy the audit committee independence requirements of Rule 10A-3 as of the closing of this offering.

In connection with this offering, our board of directors has undertaken a review of the independence of each director and considered whether each director has a material relationship with us that could compromise his or her ability to exercise independent judgment in carrying out his or her responsibilities. As a result of this review, our board of directors determined that                are “independent directors” as defined under the applicable rules and regulations of the SEC and the listing requirements and rules of the NYSE, representing                 of our                 directors. In making these determinations, our board of directors reviewed and discussed information provided by the directors and us with regard to each director’s business and personal activities and current and prior relationships as they may relate to us and our management, including the beneficial ownership of our capital stock by each non-employee director and any transactions involving them described in the section titled “Certain Relationships and Related Party Transactions.”

Leadership Structure of the Board of Directors

Our board of directors will combine the roles of chairman of the Board and Chief Executive Officer. These positions will be held by Albert DaCosta, as our Chairman, President and Chief Executive Officer at the consummation of this offering. The board of directors has determined that combining these positions will serve the best interests of the Company and its stockholders. The board of directors believes that the Company’s Chief Executive Officer is best situated to serve as Chairman because he is the director most familiar with the Company’s business and industry and most capable of effectively identifying strategic priorities and leading the consideration and execution of strategy. The board of directors believes that the combined position of Chairman and Chief Executive Officer promotes the development of policy and plans and facilitates information flow between management and the board of directors, which is essential to effective governance.

Committees of the Board of Directors

Upon consummation of this offering, our board of directors will have the following committees: an audit committee, a compensation committee and a nominating and corporate governance committee, each of which will operate pursuant to a charter adopted by our board of directors and which will be effective prior to the consummation of this offering. From time to time, our board of directors may also establish any other committees that it deems necessary or desirable. Upon the effectiveness of the registration statement of which this prospectus forms a part, the composition and functioning of all of our committees will comply with all applicable requirements of the Sarbanes-Oxley Act, the NYSE, and the Exchange Act. Upon our listing on the                 , each committee charter will be available on the corporate governance section of our website, www.paragon28.com. Information contained on our website is not incorporated by reference into this prospectus, and you should not consider information contained on our website to be part of this prospectus or in deciding whether to purchase shares of our common stock.

Audit Committee. Our audit committee will oversee our corporate accounting and financial reporting process and assists our board of directors in its oversight of (i) the integrity of our financial statements, (ii) our risk assessment and risk management program, (iii) the performance of our independent auditor and (iv) the design and implementation of our internal audit function and internal controls, code of business conduct and ethics and legal and regulatory matters. Our audit committee will be responsible for, among other things:

•

appointing, compensating, meeting independently with and retaining and overseeing the work of our independent auditor and any other registered public accounting firm engaged for the purpose of preparing or issuing an audit report or related work or performing other audit, review or attest services for us;

•	establishing policies regarding hiring employees from our independent registered public accounting firm;

•	reviewing and approving any related person transactions;

•	discussing with our independent auditor any audit problems or difficulties and management’s response;

•

pre-approving all audit and permitted non-audit services provided to us by our independent auditor (other than those provided pursuant to appropriate preapproval policies established by the audit committee or exempt from such requirement under the rules of the SEC);

•

reviewing and discussing our annual and quarterly financial statements and any material issues regarding accounting principles and financial statement presentations with management and our independent auditor;

•	preparing the audit committee report required by SEC rules;

•	reviewing and assessing, at least annually, the adequacy of the audit committee’s charter;

•	performing, at least annually, an evaluation of the performance of the audit committee; and

•

establishing procedures for the receipt, retention and treatment of complaints received by us regarding accounting, internal accounting controls or auditing matters, and for the confidential and anonymous submission by our employees of concerns regarding questionable accounting or auditing matters.

Effective immediately prior to the effectiveness of the registration statement of which this prospectus forms a part, our audit committee will consist of                 ,                  and                 , with                  serving as chair. Our board of directors has affirmatively determined that each of the members of our audit committee meet the requirements for independence under listing standards and SEC rules and regulations. In addition, our board of directors has determined that                  is an “audit committee financial expert” as defined in Item 407(d) of Regulation S-K promulgated under the Securities Act. Each member of our audit committee is financially literate.

All audit services and all non-audit services, other than de minimis non-audit services, to be provided to us by our independent registered public accounting firm must be approved in advance by our audit committee.

Compensation Committee. Our compensation committee will oversee our compensation policies, plans and benefits programs. Our compensation committee will be responsible for, among other things:

•

reviewing and approving corporate goals and objectives with respect to the compensation of our Chief Executive Officer, evaluating our Chief Executive Officer’s performance in light of these goals and objectives and setting compensation;

•	reviewing and setting or making recommendations to our board of directors regarding the compensation of our other executive officers;

•	reviewing and making recommendations to our board of directors regarding director compensation;

•	reviewing and approving or making recommendations to our board of directors regarding our incentive compensation and equity-based plans and arrangements;

•	assisting our board of directors in developing and reviewing potential candidates for executive positions;

•	overseeing and administering our cash and equity incentive plans;

•

reviewing, considering, and selecting, to the extent determined to be advisable, a peer group of appropriate companies for the purpose of benchmarking and analysis of compensation for our executive officers and directors;

•	preparing, if required, the compensation committee report on executive compensation for inclusion in our annual proxy statement in accordance with the proxy rules;

•	overseeing our compliance with applicable SEC rules regarding stockholder approval of certain executive compensation matters;

•	reviewing and assessing, at least annually, the adequacy of the compensation committee’s charter;

•	and performing, on an annual basis, an evaluation of the performance of the compensation committee; and

•	appointing and overseeing any compensation consultants, legal counsel, or other advisor, and determining the compensation and independence of such consultant or advisor.

Effective immediately prior to the effectiveness of the registration statement of which this prospectus forms a part, our compensation committee will consist of                 ,                  and                 , with                  serving as chair. The composition of our compensation committee meets the requirements for independence under the current NYSE listing standards and SEC rules and regulations. Each member of this committee is a non-employee director, as defined in Section 16b-3 of the Exchange Act.

Nominating and Corporate Governance Committee. Our nominating and corporate governance committee will oversee and assist our board of directors in reviewing and recommending nominees for election as directors. Our nominating and corporate governance committee will be responsible for, among other things:

•	identifying individuals qualified to become members of our board of directors, consistent with criteria approved by our board of directors and receiving nominations for such qualified individuals;

•	recommending to our board of directors the nominees for election to our board of directors and to each committee of the board at annual meetings of our stockholders;

•	overseeing the self-evaluations of our board of directors and management;

•	reviewing and recommending committee slates on an annual basis;

•	overseeing the maintenance and presentation to our board of directors of management’s plans for succession to senior management positions in the Company;

•	reviewing and assessing, at least annually, the adequacy of the nominating and corporate governance committee’s charter;

•	performing, on an annual basis, an evaluation of the performance of the nominating and corporate governance committee; and

•

developing and recommending to our board of directors any proposed changes to our corporate governance guidelines and principles and reviewing the guidelines and principles on at least an annual basis.

Effective immediately prior to the effectiveness of the registration statement of which this prospectus forms a part, our nominating and corporate governance committee will consist of                 ,                  and                 , with                  serving as chair. The composition of our nominating, governance, and corporate responsibility committee meets the requirements for independence under the current NYSE listing standards and SEC rules and regulations.

Risk Oversight

Our board of directors has extensive involvement in the oversight of risk management related to us and our business and accomplishes this oversight primarily through the audit committee. To that end, our audit committee will meet quarterly with our Chief Financial Officer and our independent auditors where it will receive regular updates regarding our management’s assessment of risk exposures including liquidity, credit and operational risks and the process in place to monitor such risks and review results of operations, financial reporting and assessments of internal controls over financial reporting.

Code of Ethics

Prior to the consummation of this offering, we intend to adopt a code of ethics applicable to all of our directors, officers (including our principal executive officer, principal financial officer and principal accounting officer) and employees. Our code of ethics will be available on our website at www.paragon28.com under Investor Relations. Our code of ethics will be a “code of ethics” as defined in Item 406(b) of Regulation S-K. In the event that we amend or waive certain provisions of our code of ethics applicable to our principal executive officer, principal financial officer or principal accounting officer that requires disclosure under applicable SEC rules, we intend to disclose the same on our website. We have included our website address as an inactive textual reference only.

Compensation Committee Interlocks and Insider Participation

None of our executive officers serves, or in the past year has served, as a member of the board of directors or compensation committee (or other committee performing equivalent functions) of any entity that has one or more executive officers serving on our board of directors or compensation committee. No interlocking relationship exists between any member of our compensation committee (or other committee performing equivalent functions) and any executive, member of the board of directors or member of the compensation committee (or other committee performing equivalent functions) and of any other company.

Director Compensation

Historically, we have not had a formalized non-employee director compensation program. In addition, we reimburse our non-employee directors for travel and other necessary business expenses incurred in the performance of their services for us. In fiscal year 2020, no non-employee director received any compensation for their services on the board, including no cash compensation and no equity awards were granted in 2020. As of December 31, 2020, none of our non-employee directors held any outstanding equity awards.

Effective January 1, 2021, we entered into a director agreement with Dr. Stephen Osterle with respect to his service on our board of directors commencing December 30, 2020. Pursuant to the director agreement, Dr. Osterle will receive annual compensation in cash of $50,000 for each year of service on his board. In addition, pursuant to the director agreement, in January 2021, he was granted an option to purchase 50,000 shares of our common stock with an exercise price per share of $33.00, which was the fair market value of our common stock on the date of grant. The option shall vest and become exercisable as to one-third of the shares on each anniversary of December 31, 2020, subject to Dr. Osterle’s continued service on the board through the applicable vesting date.

Effective July 30, 2021, we entered into a director agreement with Scott Drake with respect to his service on our board of directors commencing July 28, 2021. Pursuant to the director agreement, Mr. Drake was granted an option to purchase 32,500 shares of our common stock with an exercise price per share of $68.53, which was the fair market value of our common stock on the date of grant. The option shall vest and become exercisable as to one-fourth of the shares on each anniversary of July 30, 2021, subject to Mr. Drake’s continued service on the board through the applicable vesting date.

We intend to approve and implement a compensation policy for our non-employee directors to be effective on the consummation of this offering.

EXECUTIVE COMPENSATION

The following is a discussion and analysis of compensation arrangements of our named executive officers, or NEOs. This discussion contains forward looking statements that are based on our current plans, considerations, expectations and determinations regarding future compensation programs. Actual compensation programs that we adopt may differ materially from currently planned programs as summarized in this discussion. As an “emerging growth company” as defined in the JOBS Act, we are not required to include a Compensation Discussion and Analysis section and have elected to comply with the scaled disclosure requirements applicable to emerging growth companies.

We seek to ensure that the total compensation paid to our executive officers is reasonable and competitive. Compensation of our executives is structured around the achievement of individual performance and near-term corporate targets as well as long-term business objectives.

Our NEOs for fiscal year 2020 were as follows:

•	Albert DaCosta, our President and Chief Executive Officer;

•	Matthew Jarboe, our Chief Commercial Officer; and

•	Stephen M. Deitsch, our Chief Financial Officer.

Mr. Deitsch commenced services with us on September 28, 2020 as our Chief Financial Officer.

2020 Summary Compensation Table

The following table sets forth total compensation paid to our named executive officers for the fiscal year ending on December 31, 2020.

Name and Principal Position	Year	Salary ($)	Option Awards ($) (1)	Bonus ($) (2)	All Other Compensation ($) (3)	Total ($)
Albert DaCosta President, Chief Executive Officer	2020	588,077	252,600	65,731	26,426	932,834

Matthew Jarboe Chief Commercial Officer	2020	512,885	589,400	65,731	26,426	1,194,442

Stephen M. Deitsch (4) Chief Financial Officer	2020	80,769	1,779,400	35,731	1,490	1,897,390

(1)

For the option awards column, amounts shown represent the grant date fair value of options granted during fiscal year 2020 as calculated in accordance with ASC Topic 718. See Note 10 of the audited consolidated financial statements included in this registration statement for the assumptions used in calculating this amount.

(2)

The amounts reported for each NEO represent quarterly discretionary performance bonuses. Please see the descriptions of the bonuses paid to our NEOs under “2020 Bonuses” below, including target amounts.

(3)

The amounts reported for each NEO represent 401(k) matching company contributions and executive level medical insurance, life insurance and short-term and long-term disability, including for Mr. DaCosta and Mr. Jarboe, $8,550 for 401(k) company matching contributions, $16,652 for executive medical insurance, $360 for executive life insurance and $864 for executive disability insurance; and for Mr. Deitsch, $1,388 for executive medical insurance, $30 for executive life insurance and $72 for executive disability insurance.

(4)	Mr. Deitsch commenced services with us on September 28, 2020 as our Chief Financial Officer.

Narrative to Summary Compensation Table

2020 Salaries

Our NEOs each receive a base salary to compensate them for services rendered to our company. The base salary payable to each named executive officer is intended to provide a fixed component of compensation reflecting the executive’s skill set, experience, role and responsibilities.

For fiscal year 2020, Messrs. DaCosta, Jarboe and Deitsch had an annual base salary of $590,000, $515,000 and $350,000 respectively. Mr. Deitsch’s annual base salary was pro-rated for his partial employment with us commencing September 28, 2020.

Our board of directors and compensation committee may adjust base salaries from time to time in their discretion.

2020 Bonuses

We do not maintain any formal quarterly or annual performance-based cash bonus program. However, each of our NEOs were eligible to receive quarterly and annual bonuses under their employment agreements at the discretion of the company and if certain performance metrics were achieved. Mr. DaCosta did not have any target bonus amount, and Messrs. Jarboe and Deitsch had target bonuses expressed as specific cash amounts upon achieving certain quarterly sales goals and, for Mr. Jarboe, annual sales goals as well, with all sales goals determined by the company in its discretion. Mr. Deitsch was also eligible for an additional cash amount upon a quarterly achievement of certain financial and project objects as determined by Mr. DaCosta as our CEO and also a discretionary additional annual bonus. Mr. Jarboe’s quarterly target bonus amounts were $30,000 with an annual target of $120,000 and Mr. Deitsch’s quarterly target bonus amounts were $30,000 and an annual target of $55,000.

For determining performance bonus amounts, our board of directors and Mr. DaCosta sets certain corporate performance goals and evaluate each quarter overall performance as well as achievement of any specific corporate performance goals. Following its review and determinations of corporate, sales and individual performance for each quarter in 2020 (including a year-end annual review), the actual amount of the 2020 quarterly and annual bonus paid to each NEO for 2020 performance is set forth above in the Summary Compensation Table in the column titled “Non-Equity Incentive Plan Compensation.”

Equity-Based Compensation

In September 2020, we granted Mr. Deitsch an option to purchase 100,000 shares of our common stock at an exercise price of $30 per share. The option vests as to 25% of the shares on each of the first four anniversaries of September 28, 2020 (the date Mr. Deitsch commenced employment with us), subject to Mr. Deitsch continuing to provide services to the Company through such vesting date.

In December 2020, we granted Messrs. DaCosta, Jarboe and Deitsch each an option to purchase 15,000, 35,000 and 10,000 shares of our common stock, respectively, each at an exercise price of $33 per share. Each option vests as of 50% of the shares on each anniversary of December 31, 2020, subject to the holder continuing to provide services to the Company through such vesting date.

In connection with this offering, we intend to adopt a 2021 Incentive Award Plan, referred to below as the 2021 Plan, in order to facilitate the grant of cash and equity incentives to directors, employees (including our NEOs) and consultants of our company and certain of its affiliates and to enable us to obtain and retain services of these individuals, which is essential to our long-term success. We expect that the 2021 Plan will be effective on the day prior to the first public trading date of our common stock, subject to approval of such plan by our stockholders. For additional information about the 2021 Plan, please see the section titled “Equity Incentive Plans” below.

Other Elements of Compensation

Retirement Savings and Health and Welfare Benefits

The Company currently maintains a 401(k) retirement savings plan for our employees, including our named executive officers, who satisfy certain eligibility requirements. Our named executive officers are eligible to participate in the 401(k) plan on the same terms as other full-time employees. In fiscal year 2020, we matched 100% of each participating employee’s deferral up to a maximum of 3% of eligible compensation.

All of our full-time employees, in the U.S. including our NEOs, are eligible to participate in our health and welfare plans, including medical, dental and vision benefits; medical and dependent care flexible spending accounts; short-term and long-term disability insurance; and life and AD&D insurance. Our NEOs are eligible for certain enhanced benefits under our executive-level medical insurance, life insurance and short-term and long-term disability insurance.

Perquisites and Other Personal Benefits

We did not provide any perquisites to our named executive officers in fiscal year 2020 (other than the executive level insurance benefits noted above), but our compensation committee may from time to time approve them in the future when our compensation committee determines that such perquisites are necessary or advisable to fairly compensate or incentivize our employees.

Outstanding Equity Awards at 2020 Fiscal Year End

The following table lists all outstanding equity awards held by our NEOs as of December 31, 2020.

			Option Awards
Name	Vesting Commencement Date (1)		Number of Securities Underlying Unexercised Options (#) Exercisable	Number Of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date
Albert DaCosta	01/01/2015		15,000	—	3.00	01/01/2025
	12/31/2015		15,000	—	3.00	12/31/2025
	12/31/2016		25,000	—	6.00	12/31/2026
	12/31/2017		25,000	—	23.00	12/31/2027
	12/31/2018		10,000	—	27.00	12/31/2028
	12/31/2019		3,750	3,750	33.00	12/31/2029
	12/31/2020		—	15,000	33.00	12/31/2030
Matthew Jarboe	12/31/2015		15,000	—	3.00	12/31/2025
	12/31/2016		15,000	—	6.00	12/31/2026
	01/01/2017		10,000	—	6.00	01/01/2027
	12/31/2017		15,000	—	23.00	12/31/2027
	12/31/2018		10,000	—	27.00	12/31/2028
	12/31/2019		3,750	3,750	33.00	12/31/2029
	12/31/2020		—	35,000	33.00	12/31/2030
Stephen M. Deitsch	09/28/2020	(2)	—	100,000	30.00	09/28/2030
	12/31/2020		—	10,000	33.00	12/31/2030

(1)

Unless otherwise noted, 50% of the shares subject to the option vests on each of the first two anniversaries of the vesting commencement date, such that all awards will be vested on the second anniversary of the vesting commencement date, subject to the holder continuing to provide services to the Company through such vesting date.

(2)

25% of the shares subject to the option vests on each of the first four anniversaries of the vesting commencement date, such that all awards will be vested on the fourth anniversary of the vesting commencement date, subject to the holder continuing to provide services to the Company through such vesting date.

Narrative to 2020 Summary Compensation Table and Outstanding Equity Awards at 2020 Fiscal Year End

Executive Compensation Arrangements

For 2020, we have entered into formal employment agreements with each of our NEOs.

Albert DaCosta. We entered into an employment agreement with Mr. DaCosta effective as of January 1, 2020, pursuant to which he serves as our President and Chief Executive Officer for a term ending on January 1, 2025 (unless terminated earlier pursuant to cause). The employment agreement provides for his annual base salary, discretionary bonus and eligibility for benefits. We may terminate the agreement upon 15 days prior notice if Mr. DaCosta breaches any provision of the agreement. The employment agreement also contains certain restrictive covenants, including confidentiality information covenants, intellectual property covenants, non-competition covenants during employment and for one year thereafter and non-solicitation covenants during employment and for one year thereafter.

The employment agreement provides that in the event of a change of control, Mr. DaCosta will receive as additional compensation an amount equal to three times his annual base salary and three times all bonuses paid within the previous 12 months, to be paid within 30 days after such change in control. Such payment will be grossed-up for any applicable federal and states tax liability for such payment. In the event of a change of control, Mr. DaCosta will be permitted, but not required, to resign his employment upon six months’ notice to the new entity and will not be required to forfeit his change of control payments and benefits.

Matthew Jarboe. We entered into an employment agreement with Mr. Jarboe effective as of January 1, 2020, pursuant to which he serves as our Chief Commercial Officer for a term ending on January 1, 2025 (unless terminated earlier pursuant to cause). The employment agreement provides for his annual base salary, discretionary bonus targets and eligibility for benefits. We may terminate the agreement upon 15 days prior notice if Mr. Jarboe breaches any provision of the agreement. The employment agreement also contains certain restrictive covenants, including confidentiality information covenants, intellectual property covenants, non-competition covenants during employment and for one year thereafter and non-solicitation covenants during employment and for one year thereafter.

The employment agreement provides that in the event of a change of control, Mr. Jarboe will receive as additional compensation an amount equal to three times his annual base salary and three times all bonuses paid within the previous 12 months, to be paid within 30 days after such change in control. In the event of a change of control, Mr. DaCosta will be permitted to resign his employment upon six months’ notice to the new entity and will still be entitled to his change of control payments and benefits.

Stephen M. Deitsch. We entered into an employment agreement with Mr. Deitsch effective as of September 28, 2020, pursuant to which he serves as our Chief Financial Officer. Mr. Deitsch’s employment is at-will. The employment agreement provides for his annual base salary, discretionary bonus targets, an initial stock option grant and eligibility for benefits. The employment agreement also contains certain restrictive covenants, including confidentiality information covenants, intellectual property covenants, non-competition covenants during employment and for one year thereafter and non-solicitation covenants during employment and for one year thereafter.

The employment agreement provides that if Mr. Deitsch’s employment is terminated without just cause outside of a change of control, he will be entitled to receive a severance payment equal to one month’s base salary for each full month employed with us, up to a maximum of 12 months. In the event of a change of control resulting in Mr. Deitsch’s termination of employment (excluding termination for theft or dishonesty) prior to or at the closing of such change of control, Mr. Deitsch will receive additional compensation equal to his annual base salary. All severance payments will be contingent on a full release of any and all claims.

Equity Compensation Plans

The following summarizes the material terms of the long-term incentive compensation plan in which our named executive officers will be eligible to participate following the consummation of this offering and our Omnibus Stock Option and Award Plan (the Prior Plan), under which we have previously made periodic grants of equity and equity-based awards to our named executive officers and other key employees.

2021 Incentive Award Plan

We intend to adopt the 2021 Plan, which will be effective on the day prior to the first public trading date of our common stock. The principal purpose of the 2021 Plan is to attract, retain and motivate selected employees, consultants and directors through the granting of stock-based compensation awards and cash-based performance bonus awards. The material terms of the 2021 Plan, as it is currently contemplated, are summarized below.

Share Reserve. Under the 2021 Plan,                shares of our common stock will be initially reserved for issuance pursuant to a variety of stock-based compensation awards, including stock options, stock appreciation rights, or SARs, restricted stock awards, restricted stock unit awards and other stock-based awards. The number of shares initially reserved for issuance or transfer pursuant to awards under the 2021 Plan will be increased by (A) the number of shares represented by awards outstanding under our Prior Plan, or Prior Plan Awards, that become available for issuance under the counting provisions described below following the effective date and (B) an annual increase on the first day of each fiscal year beginning in 2022 and ending in 2031, equal to the lesser of (1)                % of the shares of our common stock outstanding (on an as converted basis) on the last day of the immediately preceding fiscal year and (2) such smaller number of shares of stock as determined by our board of directors; provided, however, that no more than                shares of stock may be issued upon the exercise of incentive stock options.

The following counting provisions will be in effect for the share reserve under the 2021 Plan:

•

to the extent that an award (including a Prior Plan Award) terminates, expires or lapses for any reason or an award is settled in cash without the delivery of shares, any shares subject to the award at such time will be available for future grants under the 2021 Plan;

•

to the extent shares are tendered or withheld to satisfy the grant, exercise price or tax withholding obligation with respect to any award under the 2021 Plan or Prior Plan Award, such tendered or withheld shares will be available for future grants under the 2021 Plan;

•

to the extent shares subject to stock appreciation rights are not issued in connection with the stock settlement of stock appreciation rights on exercise thereof, such shares will be available for future grants under the 2021 Plan;

•	to the extent that shares of our common stock are repurchased by us prior to vesting so that shares are returned to us, such shares will be available for future grants under the 2021 Plan;

•	the payment of dividend equivalents in cash in conjunction with any outstanding awards or Prior Plan Awards will not be counted against the shares available for issuance under the 2021 Plan; and

•

to the extent permitted by applicable law or any exchange rule, shares issued in assumption of, or in substitution for, any outstanding awards of any entity acquired in any form of combination by us or any of our subsidiaries will not be counted against the shares available for issuance under the 2021 Plan.

In addition, the sum of the grant date fair value of all equity-based awards and the maximum that may become payable pursuant to all cash-based awards to any individual for services as a non-employee director during any calendar year may not exceed $            .

Administration. The compensation committee of our board of directors is expected to administer the 2021 Plan unless our board of directors assumes authority for administration. The compensation committee must consist of at least three members of our board of directors, each of whom is intended to qualify as a “non-employee director” for purposes of Rule 16b-3 under the Exchange Act and an “independent director” within the meaning of the rules of the applicable stock exchange, or other principal securities market on which shares of our common stock are traded. The 2021 Plan provides that the board or compensation committee may delegate its authority to grant awards to employees other than executive officers and certain senior executives of the company to a committee consisting of one or more members of our board of directors or one or more of our officers, other than awards made to our non-employee directors, which must be approved by our full board of directors.

Subject to the terms and conditions of the 2021 Plan, the administrator has the authority to select the persons to whom awards are to be made, to determine the number of shares to be subject to awards and the terms and conditions of awards, and to make all other determinations and to take all other actions necessary or advisable for the administration of the 2021 Plan. The administrator is also authorized to adopt, amend or rescind rules relating to administration of the 2021 Plan. Our board of directors may at any time remove the compensation committee as the administrator and revest in itself the authority to administer the 2021 Plan. The full board of directors will administer the 2021 Plan with respect to awards to non-employee directors.

Eligibility. Options, SARs, restricted stock and all other stock-based and cash-based awards under the 2021 Plan may be granted to individuals who are then our officers, employees or consultants or are the officers, employees or consultants of certain of our subsidiaries. Such awards also may be granted to our directors. Only employees of our company or certain of our subsidiaries may be granted incentive stock options, or ISOs.

Awards. The 2021 Plan provides that the administrator may grant or issue stock options, SARs, restricted stock, restricted stock units, other stock- or cash-based awards and dividend equivalents, or any combination thereof. Each award will be set forth in a separate agreement with the person receiving the award and will indicate the type, terms and conditions of the award.

•

Nonstatutory Stock Options, or NSOs, will provide for the right to purchase shares of our common stock at a specified price which may not be less than fair market value on the date of grant, and usually will become exercisable (at the discretion of the administrator) in one or more installments after the grant date, subject to the participant’s continued employment or service with us and/or subject to the satisfaction of corporate performance targets and individual performance targets established by the administrator. NSOs may be granted for any term specified by the administrator that does not exceed ten years.

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Incentive Stock Options, or ISOs, will be designed in a manner intended to comply with the provisions of Section 422 of the Internal Revenue Code of 1986, as amended, or the Code, and will be subject to specified restrictions contained in the Code. Among such restrictions, ISOs must have an exercise price of not less than the fair market value of a share of common stock on the date of grant, may only be granted to employees, and must not be exercisable after a period of ten years measured from the date of grant. In the case of an ISO granted to an individual who owns (or is deemed to own) at least 10% of the total combined voting power of all classes of our capital stock, the 2021 Plan provides that the exercise price must be at least 110% of the fair market value of a share of common stock on the date of grant and the ISO must not be exercisable after a period of five years measured from the date of grant.

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Restricted Stock may be granted to any eligible individual and made subject to such restrictions as may be determined by the administrator. Restricted stock, typically, may be forfeited for no consideration or repurchased by us at the original purchase price if the conditions or restrictions on vesting are not met. In general, restricted stock may not be sold or otherwise transferred until restrictions are removed or expire. Purchasers of restricted stock, unlike recipients of options, will have voting rights and will have the right to receive dividends, if any, prior to the time when the restrictions lapse, however, extraordinary dividends will generally be placed in escrow, and will not be released until restrictions are removed or expire.

•

Restricted Stock Units may be awarded to any eligible individual, typically without payment of consideration, but subject to vesting conditions based on continued employment or service or on performance criteria established by the administrator. Like restricted stock, restricted stock units may not be sold, or otherwise transferred or hypothecated, until vesting conditions are removed or expire. Unlike restricted stock, stock underlying restricted stock units will not be issued until the restricted stock units have vested, and recipients of restricted stock units generally will have no voting or dividend rights prior to the time when vesting conditions are satisfied.

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Stock Appreciation Rights, or SARs, may be granted in connection with stock options or other awards, or separately. SARs granted in connection with stock options or other awards typically will provide for payments to the holder based upon increases in the price of our common stock over a set exercise price. The exercise price of any SAR granted under the 2021 Plan must be at least 100% of the fair market value of a share of our common stock on the date of grant. SARs under the 2021 Plan will be settled in cash or shares of our common stock, or in a combination of both, at the election of the administrator.

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Other Stock or Cash Based Awards are awards of cash, fully vested shares of our common stock and other awards valued wholly or partially by referring to, or otherwise based on, shares of our common stock. Other stock or cash based awards may be granted to participants and may also be available as a payment form in the settlement of other awards, as standalone payments and as payment in lieu of base salary, bonus, fees or other cash compensation otherwise payable to any individual who is eligible to receive awards. The plan administrator will determine the terms and conditions of other stock or cash based awards, which may include vesting conditions based on continued service, performance and/or other conditions.

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Dividend Equivalents represent the right to receive the equivalent value of dividends paid on shares of our common stock and may be granted alone or in tandem with awards other than stock options or SARs. Dividend equivalents are credited as of dividend payments dates during the period between a specified date and the date such award terminates or expires, as determined by the plan administrator. In addition, dividend equivalents with respect to shares covered by a performance award will only be paid to the participant at the same time or times and to the same extent that the vesting conditions, if any, are subsequently satisfied and the performance award vests with respect to such shares.

Any award may be granted as a performance award, meaning that the award will be subject to vesting and/or payment based on the attainment of specified performance goals.

Change in Control. In the event of a change in control, unless the plan administrator elects to terminate an award in exchange for cash, rights or other property, or cause an award to accelerate in full prior to the change in control, such award will continue in effect or be assumed or substituted by the acquirer, provided that any performance-based portion of the award will be subject to the terms and conditions of the applicable award agreement. In the event the acquirer refuses to assume or replace awards granted, prior to the consummation of such transaction, awards issued under the 2021 Plan will be subject to accelerated vesting such that 100% of such awards will become vested and exercisable or payable, as applicable. The administrator may also make appropriate adjustments to awards under the 2021 Plan and is authorized to provide for the acceleration, cash-out, termination, assumption, substitution or conversion of such awards in the event of a change in control or certain other unusual or nonrecurring events or transactions.

Adjustments of Awards. In the event of any stock dividend or other distribution, stock split, reverse stock split, reorganization, combination or exchange of shares, merger, consolidation, split-up, spin-off, recapitalization, repurchase or any other corporate event affecting the number of outstanding shares of our common stock or the share price of our common stock that would require adjustments to the 2021 Plan or any awards under the 2021 Plan in order to prevent the dilution or enlargement of the potential benefits intended to be made available thereunder, the administrator will make appropriate, proportionate adjustments to: (A) the aggregate number and type of shares subject to the 2021 Plan; (B) the number and kind of shares subject to outstanding awards and terms and conditions of outstanding awards (including, without limitation, any applicable performance targets or criteria with respect to such awards); and (C) the grant or exercise price per share of any outstanding awards under the 2021 Plan.

Amendment and Termination. The administrator may terminate, amend or modify the 2021 Plan at any time and from time to time. However, we must generally obtain stockholder approval to the extent required by applicable law, rule or regulation (including any applicable stock exchange rule). Notwithstanding the foregoing, an option may be amended to reduce the per share exercise price below the per share exercise price of such option on the grant date and options may be granted in exchange for, or in connection with, the cancellation or surrender of options having a higher per share exercise price without receiving additional stockholder approval.

No incentive stock options may be granted pursuant to the 2021 Plan after the tenth anniversary of the effective date of the 2021 Plan, and no additional annual share increases to the 2021 Plan’s aggregate share limit will occur from and after such anniversary. Any award that is outstanding on the termination date of the 2021 Plan will remain in force according to the terms of the 2021 Plan and the applicable award agreement.

Omnibus Stock Option and Award Plan

We currently maintain the Prior Plan, which was adopted by our board of directors on March 15, 2011 and was last amended and on June 27, 2021. We have previously granted stock options to our NEOs under the Prior Plan, as described in more detail above. The principal purpose of the Prior Plan is to is to secure for the company and its shareholders the benefits arising from ownership of our common stock by the employees and directors of the company, all of whom are and will be responsible for our future growth.

Following the completion of this offering, we will not make any further grants under the Prior Plan. However, the Prior Plan will continue to govern the terms and conditions of the outstanding awards granted under the Prior Plan which, as of the date of this prospectus, constitute all of our outstanding stock options and restricted stock awards.

Eligibility. The Prior Plan provides for the grant of non-qualified options, restricted stock, stock awards, or performance shares to employees, non-employee members of the board of directors and consultants. The Prior Plan provides for the grant of ISOs to employees.

Share Reserve. We have reserved an aggregate of                 shares of our common stock for issuance under the Prior Plan. As of June 30, 2021, options to purchase a total of                  shares of our common stock were issued and outstanding, a total of              shares of common stock had been issued upon the exercise of

options or pursuant to other awards granted under the Prior Plan and were outstanding, and                  shares remained available for future grants.

Administration. Our board of directors or a committee appointed by our board of directors administers the Prior Plan. The administrator has the authority to select the employees to whom awards will be granted under the Prior Plan, to construe and interpret the Prior Plan and individual award agreement, define terms used in the Prior Plan, to prescribe, amend and rescind rules and regulations relating to the Prior Plan and all award agreement, to determine eligible person to whom awards will be granted or made available, to determine the times when awards will be granted, to determine the price at which stock options will be granted, to determine the option period for each stock option and the performance period for each grant of performance shares, to determine the number of shares subject to each award, to determine the rate at which awards may vest or otherwise become available, to establish any performance objectives or other criteria that would affect a participant’s right to obtain or forfeit shares under the Prior Plan, to interpret any shareholder agreement insofar as it affects a participant’s rights and obligations under the Prior Plan, to determine if a participant has had a termination of service and to make any other determinations necessary or advisable for the administration of the Prior Plan and to do everything necessary or appropriate to administer the Prior Plan. In addition, the administrator may adopt such rules, regulations and procedures of general application for the administration of the Prior Plan as it deems appropriate.

Awards. The Prior Plan provides that the administrator may grant or issue stock options, restricted stock, stock awards or performance shares, or any combination thereof. Each award will be set forth in a separate agreement with the person receiving the award and will indicate the type, terms and conditions of the award.

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NSOs will provide for the right to purchase shares of our common stock at a specified price which may be less than fair market value on the date of grant, and usually will become exercisable (at the discretion of the administrator) in one or more installments after the grant date, subject to the participant’s continued employment or service with us and/or subject to the satisfaction of corporate performance targets and individual performance targets established by the administrator. NSOs may be granted for any term specified by the administrator.

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ISOs will be designed in a manner intended to comply with the provisions of Section 422 of the Internal Revenue Code of 1986, as amended, or the Code, and will be subject to specified restrictions contained in the Code. Among such restrictions, ISOs must have an exercise price of not less than the fair market value of a share of common stock on the date of grant, may only be granted to employees, and must not be exercisable after a period of ten years measured from the date of grant. No ISOs may be granted to an individual who owns (or is deemed to own) at least 10% of the total combined voting power of all classes of our capital stock.

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Restricted stock may be granted to any eligible individual and made subject to such restrictions as may be determined by the administrator, including whether there is any purchase price. Restricted stock, typically, may be forfeited for no consideration or repurchased by us at the original purchase price if the conditions or restrictions on vesting are not met. In general, restricted stock may not be sold or otherwise transferred until restrictions are removed or expire. Purchasers of restricted stock, unlike recipients of options, will have voting rights and will have the right to receive dividends, if any, prior to the time when the restrictions lapse, however, cash dividends may be automatically reinvested in additional shares of restricted stock subject to the same restrictions as a the underlying award, and/or cash dividends and other distributions may be placed in escrow, and will not be released until restrictions are removed or expire.

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Stock awards are awards of shares of our common stock and other awards valued wholly or partially by referring to, or otherwise based on, shares of our common stock. Stock awards may be granted to participants as standalone payments and as payment in lieu of base salary, bonus, fees or other cash compensation otherwise payable to any individual who is eligible to receive awards. The plan administrator will determine the terms and conditions of stock awards.

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Performance shares are awards of shares that are subject to certain performance objectives, may be settled in cash or shares and may be granted to any eligible individual. Performance shares, typically, may be granted for any or no purchase price and will be eligible to vest over a specified performance period with related performance objectives, as determined by the administrator.

Transfer. The Prior Plan does not allow for the transfer for any stock option nor any other type of equity-based compensation provided for under the Prior Plan.

Certain Events. The board or the committee administrating the plan is authorized to take such action as it determines to be necessary or advisable, and fair and equitable to participants and to the company with respect to an outstanding award in the event of a change of control or similar event. Upon a change of control, (A) all outstanding stock options will become immediately exercisable in full, subject to any appropriate adjustments in the number of shares and exercise price for the stock options, (B) all outstanding performance shares will be paid out as soon as practicable as follows—all performance objectives will be satisfied at 100% of the performance shares, the applicable performance period will be deemed to have completed on the change of control, the payment to the participant in settlement of the performance shares will be the amount determined by the administrator multiplied by a fraction, the numerator of which is the number of full calendar months of the applicable performance period that elapsed prior to the change of control and the denominator of which is the total number of months in the original performance period, and upon making any such payment the performance shares agreement will terminate and (C) all outstanding shares of restricted stock will be deemed vested.

Following the merger of one or more corporations into the company, any merger of the company into another corporation, any consolidation of the company and one or more corporations, or any other corporate reorganization of any form involving the company as a party and involving any exchange, conversion, adjustment or other modification of the outstanding shares of our common stock, each participant will, at no additional cost, be entitled, upon exercise of any stock option to receive the number and class of shares of stock or other securities or such other property to which such participant would have been entitled to pursuant to the terms of the agreement or merger or consolidation, if at the time of such merger or consolidation or reorganization, such participant had been a holder of common stock equal to the number of shares subject to the stock option. The administrator may provide for similar adjustments upon the occurrence of such events with regard to other outstanding awards under the Prior Plan.

Amendment; Termination. Our board of directors may amend or terminate the Prior Plan or any portion thereof at any time; an amendment of the Prior Plan shall be subject to the approval of our stockholders only to the extent the amendment materially alters the group of persons eligible to participate in the Prior Plan, increase the maximum number of shares that are available under the Prior Plan, extend the period during which ISOs may be granted beyond the date that is ten years from the applicable effective date or alter the class of individuals eligible to receive ISOs or increase the limit of ISOs or the value of shares for which an eligible employee may be granted an ISO. No amendment or discontinuance of the Prior Plan may, without the written consent of a participant, adversely affect any award granted to a participant under the Prior Plan. If a change of control has occurred, no amendment or termination will impair the rights of any person with respect to an outstanding award.

2021 Employee Stock Purchase Plan

We intend to adopt and ask our stockholders to approve the 2021 Employee Stock Purchase Plan, which we refer to as our ESPP, which will be effective upon the day prior to the first public trading date of our common stock. The ESPP is designed to allow our eligible employees to purchase shares of our common stock, at semi-annual intervals, with their accumulated payroll deductions. The ESPP is intended to qualify under Section 423 of the Code. The material terms of the ESPP, as it is currently contemplated, are summarized below.

Administration. Subject to the terms and conditions of the ESPP, our compensation committee will administer the ESPP. Our compensation committee can delegate administrative tasks under the ESPP to the services of an agent and/or employees to assist in the administration of the ESPP. The administrator will have the discretionary authority to administer and interpret the ESPP. Interpretations and constructions of the administrator of any provision of the ESPP or of any rights thereunder will be conclusive and binding on all persons. We will bear all expenses and liabilities incurred by the ESPP administrator.

Share Reserve. The maximum number of shares of our common stock which will be authorized for sale under the ESPP is equal to the sum of (A)                shares of common stock and (B) an annual increase on the first day of each fiscal year beginning in 2022 and ending in 2031, equal to the lesser of (1)    % of the shares of our common stock outstanding (on an as converted basis) on the last day of the immediately preceding fiscal year and (2) such number of shares of common stock as determined by our board of directors; provided, however, no more than                  shares of our common stock may be issued under the ESPP. The shares reserved for issuance under the ESPP may be authorized but unissued shares or reacquired shares.

Eligibility. Employees eligible to participate in the ESPP for a given offering period generally include employees who are employed by us or one of our subsidiaries on the first day of the offering period, or the enrollment date. Our employees (and, if applicable, any employees of our subsidiaries) who customarily work less than five months in a calendar year or are customarily scheduled to work less than 20 hours per week will not be eligible to participate in the ESPP. Finally, an employee who owns (or is deemed to own through attribution) 5% or more of the combined voting power or value of all our classes of stock or of one of our subsidiaries will not be allowed to participate in the ESPP.

Participation. Employees will enroll under the ESPP by completing a payroll deduction form permitting the deduction from their compensation of at least 1% of their compensation but not more than the lesser of 15% of their compensation or $50,000. Such payroll deductions may be expressed as either a whole number percentage or a fixed dollar amount, and the accumulated deductions will be applied to the purchase of shares on each purchase date. However, a participant may not purchase more than 15,000 shares in each offering period and may not subscribe for more than $25,000 in fair market value of shares of our common stock (determined at the time the option is granted) during any calendar year. The ESPP administrator has the authority to change these limitations for any subsequent offering period.

Offering. Under the ESPP, participants are offered the option to purchase shares of our common stock at a discount during a series of successive offering periods, the duration and timing of which will be determined by the ESPP administrator. However, in no event may an offering period be longer than 27 months in length.

The option purchase price will be the lower of 85% of the closing trading price per share of our common stock on the first trading date of an offering period in which a participant is enrolled or 85% of the closing trading price per share on the purchase date, which will occur on the last trading day of each offering period.

Unless a participant has previously canceled his or her participation in the ESPP before the purchase date, the participant will be deemed to have exercised his or her option in full as of each purchase date. Upon exercise, the participant will purchase the number of whole shares that his or her accumulated payroll deductions will buy at the option purchase price, subject to the participation limitations listed above.

A participant may cancel his or her payroll deduction authorization at any time prior to the end of the offering period. Upon cancellation, the participant will have the option to either (A) receive a refund of the participant’s account balance in cash without interest or (B) exercise the participant’s option for the current offering period for the maximum number of shares of common stock on the applicable purchase date, with the remaining account balance refunded in cash without interest. Following at least one payroll deduction, a participant may also decrease (but not increase) his or her payroll deduction authorization once during any offering period. If a participant wants to increase or decrease the rate of payroll withholding, he or she may do so effective for the next offering period by submitting a new form before the offering period for which such change is to be effective.

A participant may not assign, transfer, pledge or otherwise dispose of (other than by will or the laws of descent and distribution) payroll deductions credited to a participant’s account or any rights to exercise an option or to receive shares of our common stock under the ESPP, and during a participant’s lifetime, options in the ESPP shall be exercisable only by such participant. Any such attempt at assignment, transfer, pledge or other disposition will not be given effect.

Adjustments upon Changes in Recapitalization, Dissolution, Liquidation, Merger or Asset Sale. In the event of any increase or decrease in the number of issued shares of our common stock resulting from a stock split, reverse stock split, stock dividend, combination or reclassification of the common stock, or any other increase or decrease in the number of shares of common stock effected without receipt of consideration by us, we will proportionately adjust the aggregate number of shares of our common stock offered under the ESPP, the number and price of shares which any participant has elected to purchase under the ESPP and the maximum number of shares which a participant may elect to purchase in any single offering period. If there is a proposal to dissolve or liquidate us, then the ESPP will terminate immediately prior to the consummation of such proposed dissolution or liquidation, and any offering period then in progress will be shortened by setting a new purchase date to take place before the date of our dissolution or liquidation. We will notify each participant of such change in writing at least ten business days prior to the new exercise date. If we undergo a merger with or into another corporation or sell all or substantially all of our assets, each outstanding option will be assumed or an equivalent option substituted by the successor corporation or the parent or subsidiary of the successor corporation. If the successor corporation refuses to assume the outstanding options or substitute equivalent options, then any offering period then in progress will be shortened by setting a new purchase date to take place before the date of our proposed sale or merger. We will notify each participant of such change in writing at least ten business days prior to the new exercise date.

Amendment and Termination. Our board of directors may amend, suspend or terminate the ESPP at any time. However, the board of directors may not amend the ESPP without obtaining stockholder approval within 12 months before or after such amendment to the extent required by applicable laws.

PRINCIPAL STOCKHOLDERS

The following table sets forth information regarding the beneficial ownership of our common stock as of                 , 2021, and as adjusted to reflect the sale of the shares of common stock offered by us in this offering for:

•	each person or entity who is known by us to beneficially own more than 5% of our common stock;

•	each of our directors and named executive officers; and

•	all of our directors and executive officers as a group.

Information with respect to beneficial ownership has been furnished to us by each director, executive officer or stockholder listed in the table below, as the case may be. The amounts and percentages of our common stock beneficially owned are reported on the basis of rules of the SEC governing the determination of beneficial ownership of securities, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under these rules, a person is deemed to be a “beneficial owner” of a security if that person has or shares “voting power,” which includes the power to vote or direct the voting of such security, or “investment power,” which includes the power to dispose of or to direct the disposition of such security. A person is also deemed to be a beneficial owner of any securities of which that person has a right to acquire beneficial ownership within 60 days after                 , 2021 through the exercise of any option, warrant or other right. More than one person may be deemed to be a beneficial owner of the same securities.

Percentage of beneficial ownership prior to this offering is based on                 shares of common stock outstanding as of                 , 2021, and assumes the automatic conversion of all outstanding shares of our convertible preferred stock into                 shares of our common stock immediately prior to the closing of this offering. Percentage of beneficial ownership after this offering is based on                 shares of common stock outstanding after giving effect to the sale by us of the shares of common stock offered hereby. In computing the number of shares beneficially owned by an individual or entity and the percentage ownership of that person, shares of common stock subject to options, warrants or other rights held by such person that are currently exercisable or that will become exercisable or will otherwise vest within 60 days of                 , 2021 are considered outstanding, although these shares are not considered outstanding for purposes of computing the percentage ownership of any other person.

Unless otherwise indicated below, to our knowledge, all persons listed below have sole voting and investment power with respect to their shares of common stock, except to the extent authority is shared by spouses under applicable law. Unless otherwise indicated below, the address for each person or entity listed below is c/o Paragon 28, Inc., 14445 Grasslands Drive, Englewood, Colorado 80112.

Percentage of Shares Beneficially Owned
Name of Beneficial Owner	Total Shares Beneficially Owned	Before the Offering	After the Offering
5% Stockholders
Bird-B, AG (1)
Entities affiliated with MVM (2)
Rosenthal Investment Company, LLC (3)
Named Executive Officers and Directors
Albert DaCosta (4)
Stephen M. Deitsch (5)
Matthew Jarboe (6)
Frank Bono (7)
Alf Grunwald
Thomas Schnettler
Stephen Oesterle, M.D.
Scott Drake
All Executive Officers and Directors as a Group (8 individuals)

*	Represents beneficial ownership of less than 1% of our outstanding common stock.
(1)

Consists of (i)              shares of common stock, (ii)              shares of Series A convertible preferred stock and (iii) shares of Series B convertible preferred stock. Investment and voting decisions for Bird-B, AG are made by three or more individuals, and therefore no individual is the beneficial owner of the shares held by Bird-B, AG. The address of Bird-B, AG is Bahnhofstrasse 7, CH-6300, Zug, Switzerland.

(2)

Consists of (i)              shares of common stock held by MVM V LP, (ii)              shares of common stock held by MVM V (2020) LP, (iii)              shares of Series B convertible preferred stock held by MVM V LP and (iv) shares of Series B convertible preferred stock held by MVM V LP. Investment and voting decisions for both MVM V LP and MVM V (2020) LP are made by an investment committee comprised of three or more individuals, and therefore no individual is the beneficial owner of the shares held by MVM V LP and MVM V (2020) LP.

(3)	Consists of shares of common stock that Lee Rosenthal, our Vice President of National Accounts, holds voting and investment decision control over.
(4)

Consists of (i)              shares of common stock held directly by Mr. DaCosta, (ii)              shares of Series B convertible preferred stock held directly by Mr. DaCosta, (iii)              shares of common stock held by DaCosta Investment Company, LLC that Mr. DaCosta holds investment and voting decision control over, (iv)              shares of common stock held by The DaCosta Family Trust that Mr. DaCosta holds investment and voting decision control over, (v)              shares of Series B convertible preferred stock held by The DaCosta Family Trust that Mr. DaCosta holds investment and voting decision control over and (vi)              shares issuable pursuant to stock options exercisable within 60 days of             .

(5)	Consists of shares issuable pursuant to stock options exercisable within 60 days of .
(6)	Consists of (i) shares of common stock held directly by Mr. Jarboe and (ii) shares issuable pursuant to stock options exercisable within 60 days of .
(7)	Consists of (i) shares of common stock held directly by Mr. Bono and (ii) shares issuable pursuant to stock options exercisable within 60 days of .

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

The following is a description of transactions to which we were a participant since January 1, 2018 in which the amount involved exceeded or will exceed the lesser of $120,000 or one percent of the average of our total assets at year end for the last two completed fiscal years, and in which any of our executive officers, directors or holders of more than 5% of any class of our voting securities, or an affiliate or immediate family member thereof, had or will have a direct or indirect material interest.

Certain Transactions with Related Persons

Stockholder Note

On November 15, 2019, we entered into a $3.0 million promissory note with Biedermann Real Estate, L.P., a company that is affiliated with Mr. Grunwald, one of our directors (the Stockholder Note). The Stockholder Note is unsecured and bears interest at a rate of 6% per annum, payable monthly. We paid the full principal and interest accrued on the Stockholder Note in July 2020.

Convertible Series B Preferred Stock Financing

In July 2020, we issued to stockholders an aggregate of 1,321,740 shares of our Series B convertible preferred stock at a price of $28.75 per share, resulting in total net proceeds of approximately $36.0 million.

The following table summarizes the Series B convertible preferred stock originally purchased by our 5% stockholders and their affiliated entities or immediate family members. Each share of Series B convertible preferred stock will automatically convert into one share of our common stock upon the completion of this offering.

Investor	Shares of Series B Convertible Preferred Stock Purchased
Bird B AG	104,348
MVM GP (No. 5) LP	16,864
MVM V LP	817,919

Amended and Restated Investor Rights Agreement

We are party to an amended and restated investor rights agreement with certain holders of our convertible preferred stock and common stock, as well as certain of our executive officers and directors. The amended and restated investor rights agreement grants rights to certain holders, including certain registration rights with respect to the registrable securities held by them, and also imposes certain affirmative obligations on us, including with respect to the furnishing of financial statements and information to the holders. See “Description of Capital Stock—Registration Rights” for additional information.

As a result of this offering, most of the covenants and restrictions set forth in the amended and restated investor rights agreement that apply to us will terminate, however, we will remain obligated to comply with reporting requirements under the Exchange Act and the registration rights referred to above will remain effect pursuant to the agreement.

Voting Agreement

We are party to a voting agreement with certain holders of our Series B convertible preferred stock, as well as certain of our executive officers and directors. Pursuant to the voting agreement, these holders have agreed to vote in a certain way on certain matters, including with respect to the election of directors. The parties to the voting agreement have agreed to vote their respective shares to elect one person designated by Piper Sandler Merchant Banking Fund II, L.P. as the Series B director. Pursuant to the voting agreement, Thomas

Schnettler, a principal of Piper Sandler Merchant Banking Fund II, L.P., was elected to the board. Piper Sandler Merchant Banking Fund II, L.P. is an affiliate of Piper Sandler & Co., an underwriter participating in this offering. See “Underwriting.”

The voting agreement will terminate by its terms in connection with the completion of this offering and none of our stockholders will have any continuing voting rights, including special rights regarding the election or designation of members of our board of directors, following this offering.

Right of First Refusal, Co-Sale and Drag-Along Agreement

We are party to a right of first refusal, co-sale and drag-along agreement with certain holders of our convertible preferred stock and common stock, as well as certain of our executive officers and directors, pursuant to which we have a right of first refusal and holders of our common stock that are party to the right of first refusal, co-sale and drag-along agreement have a right of first refusal, a co-sale and a drag-along right.

The right of first refusal, co-sale and drag-along agreement may terminate in connection with the completion of this offering.

Biedermann License Agreement

We have a license agreement dated July 1, 2017 for certain intellectual property with Biedermann, a company affiliated with Mr. Grunwald, one of our directors, under which we pay a royalty of four percent (4%) of net sales related to the licensed intellectual property for the 15 years following the date of first sale, included a minimum annual payment of $250,000. The term of the agreement is 20 years, and automatically renews for five-year periods thereafter. Payments to Biedermann under this license agreement totaled $111,000 and $126,000 for the years ended December 31, 2020 and 2019, respectively, and were $207,077 and $65,716 for the six months ended June 30, 2021 and 2020, respectively. Amounts payable to Biedermann as of December 31, 2020 and 2019 were $175,000 and $36,000, respectively, and were $29,073 and $16,353 for the six months ended June 30, 2021 and 2020, respectively.

Jarboe Legal Services

We retained legal services of Jarboe Law Firm, PLC (Jarboe), owned by Carl F. Jarboe, the father of our Chief Commercial Officer. Payments to Jarboe totaled $520,000 and $446,000 for the years ended December 31, 2020 and 2019, respectively, and were $337,077 and $149,658 for the six months ended June 30, 2021 and 2020, respectively. Amounts payable to Jarboe as of December 31, 2020 and 2019 were $68,000 and $125,000, respectively, and were $63,424 and $214,926 for the six months ended June 30, 2021 and 2020, respectively.

Indemnification Agreements

Our amended and restated bylaws, as will be in effect following this offering, provide that we will indemnify our directors and officers to the fullest extent permitted by the DGCL, subject to certain exceptions contained in our amended and restated bylaws. In addition, our third amended and restated certificate of incorporation, as will be in effect following this offering, will provide that our directors will not be liable for monetary damages for breach of fiduciary duty.

Prior to the closing of this offering, we will enter into indemnification agreements with each of our executive officers and directors. The indemnification agreements will provide the indemnitees with contractual rights to indemnification, and expense advancement and reimbursement, to the fullest extent permitted under the DGCL, subject to certain exceptions contained in those agreements.

There is no pending litigation or proceeding naming any of our directors or officers for which indemnification is being sought, and we are not aware of any pending litigation that may result in claims for indemnification by any director or executive officer.

Our Policy Regarding Related Party Transactions

Our board of directors recognizes the fact that transactions with related persons present a heightened risk of conflicts of interests or improper valuation (or the perception thereof). In connection with this offering, our board of directors intends to adopt a written policy on transactions with related persons that is in conformity with the requirements for issuers having publicly held common stock that is listed on the NYSE. Under such policy:

•

any related person transaction, and any material amendment or modification to a related person transaction, must be reviewed and approved or ratified by a committee of the board of directors composed solely of independent directors who are disinterested or by the disinterested members of the board of directors; and

•

any employment relationship or transaction involving an executive officer and any related compensation must be approved by the compensation committee of the board of directors or recommended by the compensation committee to the board of directors for its approval.

In connection with the review and approval or ratification of a related person transaction:

•

management must disclose to the committee or disinterested directors, as applicable, the name of the related person and the basis on which the person is a related person, the material terms of the related person transaction, including the approximate dollar value of the amount involved in the transaction and all the material facts as to the related person’s direct or indirect interest in, or relationship to, the related person transaction;

•

management must advise the committee or disinterested directors, as applicable, as to whether the related person transaction complies with the terms of our agreements governing our material outstanding indebtedness that limit or restrict our ability to enter into a related person transaction;

•

management must advise the committee or disinterested directors, as applicable, as to whether the related person transaction will be required to be disclosed in our applicable filings under the Securities Act or the Exchange Act, and related rules, and, to the extent required to be disclosed, management must ensure that the related person transaction is disclosed in accordance with such Acts and related rules; and

•

management must advise the committee or disinterested directors, as applicable, as to whether the related person transaction constitutes a “personal loan” for purposes of Section 402 of the Sarbanes-Oxley Act.

In addition, the related person transaction policy will provide that the committee or disinterested directors, as applicable, in connection with any approval or ratification of a related person transaction involving a non-employee director or director nominee, should consider whether such transaction would compromise the director or director nominee’s status as an “independent,” or “outside” director, as applicable, under the rules and regulations of the SEC, the NYSE and the Code.

DESCRIPTION OF CAPITAL STOCK

The following descriptions of our capital stock and provisions of our third amended and restated certificate of incorporation and our amended and restated bylaws are summaries and are qualified by reference to the third amended and restated certificate of incorporation and the amended and restated bylaws, which are filed as exhibits to the registration statement of which this prospectus forms a part.

General

Upon the closing of this offering, our authorized capital stock will consist of                shares, all with a par value of $0.01 per share, of which:

•	shares are designated as common stock; and

•	shares are designated as preferred stock.

Common Stock

Holders of our common stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders and do not have cumulative voting rights. An election of directors by our stockholders shall be determined by a plurality of the votes cast by the stockholders entitled to vote on the election. Holders of common stock are entitled to receive proportionately any dividends as may be declared by our board of directors, subject to any preferential dividend rights of any series of preferred stock that we may designate and issue in the future.

In the event of our liquidation or dissolution, the holders of common stock are entitled to receive proportionately our net assets available for distribution to stockholders after the payment of all debts and other liabilities and subject to the prior rights of any outstanding preferred stock. Holders of common stock have no preemptive, subscription, redemption or conversion rights. Our outstanding shares of common stock are, and the shares offered by us in this offering will be, when issued and paid for, validly issued, fully paid and nonassessable. The rights, preferences and privileges of holders of common stock are subject to and may be adversely affected by the rights of the holders of shares of any series of preferred stock that we may designate and issue in the future.

Preferred Stock

Under the terms of our third amended and restated certificate of incorporation that will become effective immediately prior to the closing of this offering, our board of directors is authorized to direct us to issue shares of preferred stock in one or more series without stockholder approval. Our board of directors has the discretion to determine the rights, preferences, privileges and restrictions, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences, of each series of preferred stock.

The purpose of authorizing our board of directors to issue preferred stock and determine its rights and preferences is to eliminate delays associated with a stockholder vote on specific issuances. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions, future financings and other corporate purposes, could have the effect of making it more difficult for a third-party to acquire, or could discourage a third-party from seeking to acquire, a majority of our outstanding voting stock. Upon the closing of this offering, there will be no shares of preferred stock outstanding, and we have no present plans to issue any shares of preferred stock.

Registration Rights

The amended and restated investor rights agreement grants the parties thereto certain registration rights in respect of the “registrable securities” held by them, which securities include (1) the shares of our common stock issued or issuable upon the conversion of shares of our convertible preferred stock or (2) any common stock issued as a dividend or other distribution to or in exchange for or in replacement of the shares referenced in clause (1). The registration of shares of our common stock pursuant to the exercise of these registration rights would enable the holders thereof to sell such shares without restriction under the Securities Act when the applicable registration statement is declared effective. Under the amended and restated investor rights agreement, we will pay expenses relating to such registrations, including up to $25,000 of the reasonable fees of one special counsel for the participating holders, and the holders will pay all underwriting discounts and commissions relating to the sale of their shares. The amended and restated investor rights agreement also includes customary indemnification and procedural terms.

Holders of              of our outstanding shares of common and preferred stock as of June 30, 2021, which represents approximately             % of our outstanding shares before the offering, are entitled to registration rights pursuant to the amended and restated investor rights agreement. These registration rights will expire on the second anniversary of this offering.

Anti-Takeover Provisions

Third Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws

Because our stockholders do not have cumulative voting rights, our stockholders holding a majority of the voting power of our shares of common stock outstanding will be able to elect all of our directors. Our third amended and restated certificate of incorporation and amended and restated bylaws, which will be in effect upon the closing of this offering, will provide that all stockholder actions must be effected at a duly called meeting of stockholders and not by consent in writing. A special meeting of stockholders may be called only by a majority of our board of directors, the chair of our board of directors, or our chief executive officer.

Our third amended and restated certificate of incorporation will further provide that, immediately after this offering, the affirmative vote of holders of at least sixty-six and two-thirds percent (66-2/3%) of the voting power of all of the then outstanding shares of voting stock, voting as a single class, will be required to amend certain provisions of our third amended and restated certificate of incorporation, including provisions relating to the size of the board, removal of directors, special meetings, actions by written consent and cumulative voting. The affirmative vote of holders of at least sixty-six and two-thirds percent (66-2/3%) of the voting power of all of the then outstanding shares of voting stock, voting as a single class, will be required to amend or repeal our amended and restated bylaws, although our amended and restated bylaws may be amended by a simple majority vote of our board of directors.

Our third amended and restated certificate of incorporation will further provide that our board of directors is divided into three classes, Class I, Class II and Class III, with each class serving staggered terms, and will give our board of directors the exclusive right to expand the size of our board of directors and to elect directors to fill a vacancy created by the expansion of the board of directors or the resignation, death or removal of a director.

Exclusive Forum Provision

Our third amended and restated certificate of incorporation will provide that, unless we consent in writing to the selection of an alternative forum, to the fullest extent permitted by law, the Court of Chancery of the State of Delaware will be the sole and exclusive forum for: (i) any derivative action or proceeding brought on behalf of us; (ii) any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers or other employees or agents to us or our stockholders; (iii) any action asserting a claim against us arising pursuant to any provision of the Delaware General Corporation Law or our third amended and restated certificate of incorporation or amended and restated bylaws; or as to which the Delaware General Corporation Law of the State of Delaware confers jurisdiction to the Court of Chancery of the State of Delaware, or (iv) any action asserting a claim against us governed by the internal affairs doctrine; provided that, the exclusive forum provision will not apply to suits brought to enforce any liability or duty created by the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction; and provided further that, if and only if the Court of Chancery of the State of Delaware dismisses any such action for lack of subject matter jurisdiction, such action may be brought in another state or federal court sitting in the State of Delaware. Our third amended and restated certificate of incorporation will also provide that the federal district courts of the United States of America will be the exclusive forum for the resolution of any complaint asserting a cause of action against us or any of our directors, officers, employees or agents and arising under the Securities Act. Under the Securities Act, federal and state courts have concurrent jurisdiction over all suits brought to enforce any duty or liability created by the Securities Act, and investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. Accordingly, there is uncertainty as to whether a court would enforce such a forum selection provision as written in connection with claims arising under the Securities Act. The enforceability of similar choice of forum provisions in other companies’ certificates of incorporation has been challenged in legal proceedings, and it is possible that, in connection with any action, a future court could find the choice of forum provisions contained in our third amended and restated certificate of incorporation to be inapplicable or unenforceable in such action.

The foregoing provisions will make it more difficult for our existing stockholders to replace our board of directors as well as for another party to obtain control of our company by replacing our board of directors. Since our board of directors has the power to retain and discharge our officers, these provisions could also make it more difficult for existing stockholders or another party to effect a change in management. In addition, the authorization of undesignated preferred stock makes it possible for our board of directors to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to change the control of our company.

These provisions are intended to enhance the likelihood of continued stability in the composition of our board of directors and its policies and to discourage certain types of transactions that may involve an actual or threatened acquisition of our company. These provisions are also designed to reduce our vulnerability to an unsolicited acquisition proposal and to discourage certain tactics that may be used in proxy rights. However, these provisions could have the effect of discouraging others from making tender offers for our shares and may have the effect of deterring hostile takeovers or delaying changes in control of our company or our management. As a consequence, these provisions also may inhibit fluctuations in the market price of our stock that could result from actual or rumored takeover attempts.

Section 203 of the Delaware General Corporation Law

Upon consummation of this offering, we will be subject to Section 203 of the DGCL, which prohibits a publicly-held Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years after the date that such stockholder became an interested stockholder, with the following exceptions:

•	before such date, our board of directors approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

•

upon closing of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction began, excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the interested stockholder) those shares owned by

(1) persons who are directors and also officers and (2) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•

on or after such date, the business combination is approved by our board of directors and authorized at an annual or special meeting of the stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

In general, Section 203 defines business combination to include the following:

•	any merger or consolidation involving the corporation and the interested stockholder;

•	any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation involving the interested stockholder;

•	subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

•

any transaction involving the corporation that has the effect of increasing the proportionate share of the stock or any class or series of the corporation beneficially owned by the interested stockholder; or

•	the receipt by the interested stockholder of the benefit of any loss, advances, guarantees, pledges or other financial benefits by or through the corporation.

In general, Section 203 defines an “interested stockholder” as an entity or person who, together with the person’s affiliates and associates, beneficially owns, or within three years prior to the time of determination of interested stockholder status did own, 15% or more of the outstanding voting stock of the corporation.

Limitations on Liability and Indemnification Matters

Our third amended and restated certificate of incorporation and amended and restated bylaws, which will become effective immediately prior to the closing of this offering, will provide that we will indemnify each of our directors and executive officers to the fullest extent permitted by the DGCL. We have entered into indemnification agreements with each of our directors and executive officers that may, in some cases, be broader than the specific indemnification provisions contained under Delaware law. Further, pursuant to our indemnification agreements and directors’ and officers’ liability insurance, our directors and executive officers are indemnified and insured against the cost of defense, settlement or payment of a judgment under certain circumstances. In addition, as permitted by Delaware law, our third amended and restated certificate of incorporation will include provisions that eliminate the personal liability of our directors for monetary damages resulting from breaches of certain fiduciary duties as a director. The effect of this provision is to restrict our rights and the rights of our stockholders in derivative suits to recover monetary damages against a director for breach of fiduciary duties as a director.

These provisions may be held not to be enforceable for violations of the federal securities laws of the United States.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock will be            .

Stock Exchange Listing

We have applied to list our common stock on the NYSE under the symbol “FNA.”

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for our common stock. The sale of a substantial amount of our common stock in the public market after this offering could adversely affect the prevailing market price of our common stock. Furthermore, over    % of our common stock outstanding prior to the consummation of this offering will be subject to the contractual and legal restrictions on resale described below. The sale of a substantial amount of common stock in the public market after these restrictions lapse, or the expectation that such a sale may occur, could adversely affect the prevailing market price of our common stock and our ability to raise equity capital in the future.

Upon consummation of this offering, we expect to have outstanding an aggregate of                shares of our common stock, assuming no exercise of outstanding options and assuming that the underwriters have not exercised their option to purchase additional shares. All of the shares of common stock sold in this offering will be freely transferable without restriction or further registration under the Securities Act by persons other than “affiliates,” as that term is defined in Rule 144 under the Securities Act. Generally, the balance of our outstanding shares of common stock are “restricted securities” within the meaning of Rule 144 under the Securities Act, and the sale of those shares will be subject to the limitations and restrictions that are described below. Shares of our common stock that are not restricted securities and are purchased by our affiliates will be “control securities” under Rule 144. Restricted securities may be sold in the public market only if registered under the Securities Act or if they qualify for an exemption from registration under Rule 144 or Rule 701 under the Securities Act. These rules are summarized below. Control securities may be sold in the public market subject to the restrictions set forth in Rule 144, other than the holding period requirement.

Upon the expiration of the lock-up agreements described below 180 days after the date of this prospectus, and subject to the provisions of Rule 144, an additional            shares will be available for sale in the public market. The sale of these restricted securities is subject, in the case of shares held by affiliates, to the volume restrictions contained in Rule 144.

Lock-Up Agreements

In connection with this offering, we and our executive officers and directors and our other existing security holders have agreed with the underwriters not to sell or transfer any common stock or securities convertible into, exchangeable for, exercisable for, or repayable with common stock, for 180 days after the date of this prospectus without first obtaining the written consent of BofA Securities, Inc. and Piper Sandler & Co., subject to certain limited exceptions. This lock-up provision applies to common stock and to securities convertible into or exchangeable or exercisable for or repayable with common stock. It also applies to common stock owned now or acquired later by the person executing the agreement or for which the person executing the agreement later acquires the power of disposition. For a further description of these lock-up agreements, see “Underwriting.”

Rule 144

In general, under Rule 144 as in effect on the date of this prospectus, beginning 90 days after the consummation of this offering, a person who is an affiliate, and who has beneficially owned our common stock for at least six months, is entitled to sell in any three-month period a number of shares that does not exceed the greater of:

•

1% of the number of shares of our common stock then outstanding, which will equal approximately             shares immediately after consummation of this offering, assuming no exercise of the underwriters’ option to purchase additional shares; or

•	the average weekly trading volume in our common stock on the during the four calendar weeks preceding the filing of a notice on Form 144 with respect to that sale provided, in each case, that we are subject to the Exchange Act periodic reporting requirements for at least 90 days before the sale.

Sales by our affiliates under Rule 144 are also subject to manner of sale provisions and notice requirements and to the availability of current public information about us. An “affiliate” is a person that directly, or indirectly through one or more intermediaries, controls or is controlled by, or is under common control with an issuer.

Under Rule 144, a person who is not deemed to have been an affiliate of ours at any time during the 90 days preceding a sale, and who has beneficially owned the shares proposed to be sold for at least six months, would be entitled to sell those shares subject only to availability of current public information about us, and after beneficially owning such shares for at least twelve months, would be entitled to sell an unlimited number of shares without restriction. To the extent that our affiliates sell their common stock, other than pursuant to Rule 144 or a registration statement, the purchaser’s holding period for the purpose of effecting a sale under Rule 144 commences on the date of transfer from the affiliate.

Rule 701

In general, under Rule 701 as in effect on the date of this prospectus, any of our employees, directors, officers, consultants or advisors who purchased shares from us in reliance on Rule 701 in connection with a compensatory stock or option plan or other written agreement before the effective date of this offering, or who purchased shares from us after that date upon the exercise of options granted before that date, are eligible to resell such shares 90 days after the effective date of this offering in reliance upon Rule 144. If such person is not an affiliate, such sale may be made subject only to the manner of sale provisions of Rule 144. If such a person is an affiliate, such sale may be made under Rule 144 without compliance with the holding period requirement, but subject to the other Rule 144 restrictions described above. However, substantially all Rule 701 shares are subject to lock-up agreements as described above and will become eligible for sale in compliance with Rule 144 only upon the expiration of the restrictions set forth in those agreements.

The SEC has indicated that Rule 701 will apply to typical options granted by an issuer before it becomes subject to the reporting requirements of the Exchange Act, along with the shares acquired upon exercise of such options, including exercises after an issuer becomes subject to the reporting requirements of the Exchange Act.

Stock Plans

We intend to file a registration statement or statements on Form S-8 under the Securities Act covering shares of common stock reserved for issuance under our 2021 Plan and ESPP and pursuant to all outstanding option grants made prior to this offering under the 2011 Plan. These registration statements are expected to be filed as soon as practicable after the closing date of this offering. Shares issued upon the exercise of stock options after the effective date of the applicable Form S-8 registration statement will be eligible for resale in the public market without restriction, subject to Rule 144 limitations applicable to affiliates and the lock-up agreements described above.

Registration Rights

Upon the closing of this offering, the holders of             shares of our common stock (including shares of our common stock issuable upon the conversion of all outstanding shares of our convertible preferred stock immediately prior to the closing of this offering) or their transferees will be entitled to various rights with respect to the registration of these shares under the Securities Act. Registration of these shares under the Securities Act would result in these shares becoming fully tradable without restriction under the Securities Act immediately upon the effectiveness of the registration, except for shares purchased by affiliates. See “Description of Capital Stock—Registration Rights” for additional information. Shares covered by a registration statement will be eligible for sale in the public market upon the expiration or release from the terms of the lock-up agreement.

MATERIAL U.S. FEDERAL TAX CONSIDERATIONS

FOR NON-U.S. HOLDERS OF OUR COMMON STOCK

The following discussion is a summary of the material U.S. federal income tax consequences to Non-U.S. Holders (as defined below) of the purchase, ownership and disposition of our common stock issued pursuant to this offering, but does not purport to be a complete analysis of all potential tax effects. The effects of other U.S. federal tax laws, such as estate and gift tax laws, and any applicable state, local or non-U.S. tax laws are not discussed. This discussion is based on the U.S. Internal Revenue Code of 1986, as amended (the Code), Treasury Regulations promulgated thereunder, judicial decisions, and published rulings and administrative pronouncements of the Internal Revenue Service (the IRS), in each case in effect as of the date hereof. These authorities may change or be subject to differing interpretations. Any such change or differing interpretation may be applied retroactively in a manner that could adversely affect a Non-U.S. Holder of our common stock. We have not sought and will not seek any rulings from the IRS regarding the matters discussed below. There can be no assurance the IRS or a court will not take a contrary position to that discussed below regarding the tax consequences of the purchase, ownership and disposition of our common stock.

This discussion is limited to Non-U.S. Holders that hold our common stock as a “capital asset” within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion does not address all U.S. federal income tax consequences relevant to a Non-U.S. Holder’s particular circumstances, including the impact of the Medicare contribution tax on net investment income and the alternative minimum tax. In addition, it does not address consequences relevant to Non-U.S. Holders subject to special treatment under U.S. federal income tax rules, including, without limitation:

•	U.S. expatriates and former citizens or long-term residents of the United States;

•	persons holding our common stock as part of a hedge, straddle or other risk reduction strategy or as part of a conversion transaction or other integrated investment;

•	banks, insurance companies, and other financial institutions;

•	brokers, dealers or traders in securities;

•	“controlled foreign corporations,” “passive foreign investment companies” and corporations that accumulate earnings to avoid U.S. federal income tax;

•	partnerships or other entities or arrangements treated as partnerships for U.S. federal income tax purposes (and investors therein);

•	tax-exempt organizations or governmental organizations;

•	persons deemed to sell our common stock under the constructive sale provisions of the Code;

•	persons who hold or receive our common stock pursuant to the exercise of any employee stock option or otherwise as compensation;

•	tax-qualified retirement plans; and

•	“qualified foreign pension funds” as defined in Section 897(l)(2) of the Code and entities all of the interests of which are held by qualified foreign pension funds.

If an entity or arrangement treated as a partnership for U.S. federal income tax purposes holds our common stock, the tax treatment of a partner in the partnership will depend on the status of the partner, the activities of the partnership and certain determinations made at the partner level. Accordingly, partnerships holding our common stock and the partners in such partnerships should consult their tax advisors regarding the U.S. federal income tax consequences to them.

THIS DISCUSSION IS FOR INFORMATIONAL PURPOSES ONLY AND IS NOT TAX ADVICE. INVESTORS SHOULD CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS AS WELL AS ANY TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF OUR COMMON STOCK ARISING UNDER THE U.S. FEDERAL ESTATE OR GIFT TAX LAWS OR UNDER THE LAWS OF ANY STATE, LOCAL OR NON-U.S. TAXING JURISDICTION OR UNDER ANY APPLICABLE INCOME TAX TREATY.

Definition of a Non-U.S. Holder

For purposes of this discussion, a “Non-U.S. Holder” is any beneficial owner of our common stock that is neither a “U.S. person” nor an entity or arrangement treated as a partnership for U.S. federal income tax purposes. A U.S. person is any person that, for U.S. federal income tax purposes, is or is treated as any of the following:

•	an individual who is a citizen or resident of the United States;

•	a corporation created or organized under the laws of the United States, any state thereof or the District of Columbia;

•	an estate, the income of which is subject to U.S. federal income tax regardless of its source; or

•

a trust that (i) is subject to the primary supervision of a U.S. court and all substantial decisions of which are subject to the control of one or more “United States persons” (within the meaning of Section 7701(a)(30) of the Code), or (ii) has a valid election in effect to be treated as a United States person for U.S. federal income tax purposes.

Distributions

As described in the section entitled “Dividend Policy,” we do not anticipate declaring or paying any cash dividends on our common stock in the foreseeable future. However, if we do make distributions of cash or property on our common stock, such distributions will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Amounts not treated as dividends for U.S. federal income tax purposes will constitute a return of capital and first be applied against and reduce a Non-U.S. Holder’s adjusted tax basis in its common stock, but not below zero. Any excess will be treated as capital gain and will be treated as described under the subsection titled “—Sale or Other Taxable Disposition” below.

Subject to the discussion below regarding effectively connected income, dividends paid to a Non-U.S. Holder will be subject to U.S. federal withholding tax at a rate of 30% of the gross amount of the dividends (or such lower rate specified by an applicable income tax treaty, provided the Non-U.S. Holder furnishes a valid IRS Form W-8BEN or W-8BEN-E (or other applicable documentation) certifying qualification for the lower treaty rate). A Non-U.S. Holder that does not timely furnish the required documentation, but that qualifies for a reduced treaty rate, may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS. Non-U.S. Holders should consult their tax advisors regarding their entitlement to benefits under any applicable tax treaties.

If dividends paid to a Non-U.S. Holder are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, the Non-U.S. Holder maintains a permanent establishment in the United States to which such dividends are attributable), the Non-U.S. Holder will be exempt from the U.S. federal withholding tax described above. To claim the exemption, the Non-U.S. Holder must furnish to the applicable withholding agent a valid IRS Form W-8ECI, certifying that the dividends are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States.

Any such effectively connected dividends will be subject to U.S. federal income tax on a net income basis at the regular rates. A Non-U.S. Holder that is a corporation also may be subject to a branch profits tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on such effectively connected dividends, as adjusted for certain items. Non-U.S. Holders should consult their tax advisors regarding any applicable tax treaties that may provide for different rules.

Sale or Other Taxable Disposition

Subject to the discussion below under “—Information Reporting and Backup Withholding” and “—Additional Withholding Tax on Payments Made to Foreign Accounts”, a Non-U.S. Holder will not be subject to U.S. federal income tax on any gain realized upon the sale or other taxable disposition of our common stock unless:

•

the gain is effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, the Non-U.S. Holder maintains a permanent establishment in the United States to which such gain is attributable);

•	the Non-U.S. Holder is a nonresident alien individual present in the United States for 183 days or more during the taxable year of the disposition and certain other requirements are met; or

•	our common stock constitutes a U.S. real property interest (USRPI) by reason of our status as a U.S. real property holding corporation (USRPHC) for U.S. federal income tax purposes.

Gain described in the first bullet point above generally will be subject to U.S. federal income tax on a net income basis at the regular rates applicable to U.S. persons. A Non-U.S. Holder that is a corporation also may be subject to a branch profits tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on such effectively connected gain, as adjusted for certain items.

A Non-U.S. Holder described in the second bullet point above will be subject to U.S. federal income tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on gain realized upon the sale or other taxable disposition of our common stock, which may be offset by certain U.S. source capital losses of the Non-U.S. Holder (even though the individual is not considered a resident of the United States), provided the Non-U.S. Holder has timely filed U.S. federal income tax returns with respect to such losses.

With respect to the third bullet point above, we believe we currently are not, and do not anticipate becoming, a USRPHC. Because the determination of whether we are a USRPHC depends, however, on the fair market value of our USRPIs relative to the fair market value of our non-U.S. real property interests and our other business assets, there can be no assurance we currently are not a USRPHC or will not become one in the future. Even if we are or were to become a USRPHC, gain arising from the sale or other taxable disposition of our common stock by a Non-U.S. Holder will not be subject to U.S. federal income tax if our common stock is “regularly traded,” as defined by applicable Treasury Regulations, on an established securities market, and such Non-U.S. Holder owned, actually and constructively, 5% or less of our common stock throughout the shorter of the five-year period ending on the date of the sale or other taxable disposition or the Non-U.S. Holder’s holding period.

Non-U.S. Holders should consult their tax advisors regarding any applicable tax treaties that may provide for different rules.

Information Reporting and Backup Withholding

Payments of dividends on our common stock will not be subject to backup withholding, provided the Non-U.S. Holder certifies its non-U.S. status, such as by furnishing a valid IRS Form W-8BEN, W-8BEN-E or

W-8ECI, or otherwise establishes an exemption. However, information returns are required to be filed with the IRS in connection with any distributions on our common stock paid to the Non-U.S. Holder, regardless of whether such distributions constitute dividends or whether any tax was actually withheld. In addition, proceeds of the sale or other taxable disposition of our common stock within the United States or conducted through certain U.S.-related brokers generally will not be subject to backup withholding or information reporting if the applicable withholding agent receives the certification described above or the Non-U.S. Holder otherwise establishes an exemption. Proceeds of a disposition of our common stock conducted through a non-U.S. office of a non-U.S. broker that does not have certain enumerated relationships with the United States generally will not be subject to backup withholding or information reporting.

Copies of information returns that are filed with the IRS may also be made available under the provisions of an applicable treaty or agreement to the tax authorities of the country in which the Non-U.S. Holder resides or is established.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a Non-U.S. Holder’s U.S. federal income tax liability, provided the required information is timely furnished to the IRS.

Additional Withholding Tax on Payments Made to Foreign Accounts

Withholding taxes may be imposed under Sections 1471 to 1474 of the Code (such Sections commonly referred to as the Foreign Account Tax Compliance Act (FATCA)) on certain types of payments made to non-U.S. financial institutions and certain other non-U.S. entities. Specifically, a 30% withholding tax may be imposed on dividends on, or (subject to the proposed Treasury Regulations discussed below) gross proceeds from the sale or other disposition of, our common stock paid to a “foreign financial institution” or a “non-financial foreign entity” (each as defined in the Code), unless (i) the foreign financial institution undertakes certain diligence and reporting obligations, (ii) the non-financial foreign entity either certifies it does not have any “substantial United States owners” (as defined in the Code) or furnishes identifying information regarding each substantial United States owner, or (iii) the foreign financial institution or non-financial foreign entity otherwise qualifies for an exemption from these rules. If the payee is a foreign financial institution and is subject to the diligence and reporting requirements in (i) above, it must enter into an agreement with the U.S. Department of the Treasury requiring, among other things, that it undertake to identify accounts held by certain “specified United States persons” or “United States owned foreign entities” (each as defined in the Code), annually report certain information about such accounts, and withhold 30% on certain payments to non-compliant foreign financial institutions and certain other account holders. Foreign financial institutions located in jurisdictions that have an intergovernmental agreement with the United States governing FATCA may be subject to different rules.

Under applicable Treasury Regulations and administrative guidance, withholding under FATCA generally applies to payments of dividends on our common stock. While withholding under FATCA would have applied also to payments of gross proceeds from the sale or other disposition of our common stock beginning on January 1, 2019, proposed Treasury Regulations eliminate FATCA withholding on payments of gross proceeds entirely. Taxpayers generally may rely on these proposed Treasury Regulations until final Treasury Regulations are issued.

Prospective investors should consult their tax advisors regarding the potential application of withholding under FATCA to their investment in our common stock.

UNDERWRITING

BofA Securities, Inc. and Piper Sandler & Co. are acting as representatives of each of the underwriters named below. Subject to the terms and conditions set forth in an underwriting agreement among us and the underwriters, we have agreed to sell to the underwriters, and each of the underwriters has agreed, severally and not jointly, to purchase from us, the number of shares of common stock set forth opposite its name below.

Underwriter	Number of Shares
BofA Securities, Inc.
Piper Sandler & Co.
Canaccord Genuity LLC
JMP Securities LLC
Needham & Company, LLC

Total

Subject to the terms and conditions set forth in the underwriting agreement, the underwriters have agreed, severally and not jointly, to purchase all of the shares sold under the underwriting agreement if any of these shares are purchased. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the nondefaulting underwriters may be increased or the underwriting agreement may be terminated.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

The underwriters are offering the shares, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the shares, and other conditions contained in the underwriting agreement, such as the receipt by the underwriters of officer’s certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

Commissions and Discounts

The representatives have advised us that the underwriters propose initially to offer the shares to the public at the public offering price set forth on the cover page of this prospectus and to dealers at that price less a concession not in excess of $             per share. After the initial offering, the public offering price, concession or any other term of the offering may be changed.

The following table shows the public offering price, underwriting discount and proceeds before expenses to us. The information assumes either no exercise or full exercise by the underwriters of their option to purchase additional shares.

	Per Share	Without Option	With Option
Public offering price	$	$	$
Underwriting discount	$	$	$
Proceeds, before expenses, to us	$	$	$

The expenses of the offering, not including the underwriting discount, are estimated at $             and are payable by us. We have also agreed to reimburse the underwriters for their expenses relating to clearance of this offering with the Financial Industry Regulatory Authority in an amount up to $            .

Option to Purchase Additional Shares

We have granted an option to the underwriters, exercisable for 30 days after the date of this prospectus, to purchase up to                  additional shares at the public offering price, less the underwriting discount. If the underwriters exercise this option, each will be obligated, subject to conditions contained in the underwriting agreement, to purchase a number of additional shares proportionate to that underwriter’s initial amount reflected in the above table.

No Sales of Similar Securities

We, our executive officers and directors and our other existing security holders have agreed not to sell or transfer any common stock or securities convertible into, exchangeable for, exercisable for, or repayable with common stock, for 180 days after the date of this prospectus without first obtaining the written consent of BofA Securities, Inc. and Piper Sandler & Co. Specifically, we and these other persons have agreed, with certain limited exceptions, not to directly or indirectly:

•	offer, pledge, sell or contract to sell any common stock,

•	sell any option or contract to purchase any common stock,

•	purchase any option or contract to sell any common stock,

•	grant any option, right or warrant for the sale of any common stock,

•	lend or otherwise dispose of or transfer any common stock,

•	request or demand that we file or make a confidential submission of a registration statement related to the common stock,

•

enter into any swap or other agreement that transfers, in whole or in part, the economic consequence of ownership of any common stock whether any such swap or transaction is to be settled by delivery of shares or other securities, in cash or otherwise, or

•	publicly disclose the intention to do any of the foregoing.

This lock-up provision applies to common stock and to securities convertible into or exchangeable or exercisable for or repayable with common stock. It also applies to common stock owned now or acquired later by the person executing the agreement or for which the person executing the agreement later acquires the power of disposition.

Listing

We have applied to list the shares of our common stock on the NYSE under the symbol “FNA.”

Before this offering, there has been no public market for our common stock. The initial public offering price will be determined through negotiations between us and the representatives. In addition to prevailing market conditions, the factors to be considered in determining the initial public offering price are

•	the valuation multiples of publicly traded companies that the representatives believe to be comparable to us,

•	our financial information,

•	the history of, and the prospects for, our company and the industry in which we compete,

•	an assessment of our management, its past and present operations, and the prospects for, and timing of, our future revenues,

•	the present state of our development, and

•	the above factors in relation to market values and various valuation measures of other companies engaged in activities similar to ours.

An active trading market for the shares may not develop. It is also possible that after the offering the shares will not trade in the public market at or above the initial public offering price.

The underwriters do not expect to sell more than 5% of the shares in the aggregate to accounts over which they exercise discretionary authority.

Price Stabilization, Short Positions and Penalty Bids

Until the distribution of the shares is completed, SEC rules may limit underwriters and selling group members from bidding for and purchasing our common stock. However, the representatives may engage in transactions that stabilize the price of the common stock, such as bids or purchases to peg, fix or maintain that price.

In connection with the offering, the underwriters may purchase and sell our common stock in the open market. These transactions may include short sales, purchases on the open market to cover positions created by short sales and stabilizing transactions. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. “Covered” short sales are sales made in an amount not greater than the underwriters’ option to purchase additional shares described above. The underwriters may close out any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the option granted to them. “Naked” short sales are sales in excess of such option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of our common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of shares of common stock made by the underwriters in the open market prior to the completion of the offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

Similar to other purchase transactions, the underwriters’ purchases to cover the syndicate short sales may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market. The underwriters may conduct these transactions on the            , in the over-the-counter market or otherwise.

Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our common stock. In addition, neither we nor any of the underwriters make any representation that the representatives will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

Electronic Distribution

In connection with the offering, certain of the underwriters or securities dealers may distribute prospectuses by electronic means, such as e-mail.

Other Relationships

Some of the underwriters and their affiliates have engaged in, and may in the future engage in, investment banking and other commercial dealings in the ordinary course of business with us or our affiliates. They have received, or may in the future receive, customary fees and commissions for these transactions.

In addition, in the ordinary course of their business activities, the underwriters and their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers. Such investments and securities activities may involve securities and/or instruments of ours or our affiliates. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

In particular, one of our directors, Thomas Schnettler, is a principal of Piper Sandler Merchant Banking Fund II, L.P., which is an affiliate of Piper Sandler & Co., an underwriter participating in this offering. See also “Certain Relationships and Related-Person Transactions—Certain Transactions with Related Persons.”

European Economic Area

In relation to each member state of the European Economic Area (each a “Relevant State”), no shares have been offered or will be offered pursuant to the offering to the public in that Relevant State prior to the publication of a prospectus in relation to the shares which has been approved by the competent authority in that Relevant State or, where appropriate, approved in another Relevant State and notified to the competent authority in that Relevant State, all in accordance with the Prospectus Regulation), except that offers of shares may be made to the public in that Relevant State at any time under the following exemptions under the Prospectus Regulation:

a.	to any legal entity which is a qualified investor as defined under the Prospectus Regulation;

b.

to fewer than 150 natural or legal persons (other than qualified investors as defined under the Prospectus Regulation), subject to obtaining the prior consent of the representatives for any such offer; or

c.	in any other circumstances falling within Article 1(4) of the Prospectus Regulation,

provided that no such offer of shares shall require the Company or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the Prospectus Regulation.

Each person in a Relevant State who initially acquires any shares or to whom any offer is made will be deemed to have represented, acknowledged and agreed to and with the Company and the underwriters that it is a qualified investor within the meaning of the Prospectus Regulation.

In the case of any shares being offered to a financial intermediary as that term is used in Article 5(1) of the Prospectus Regulation, each such financial intermediary will be deemed to have represented, acknowledged and agreed that the shares acquired by it in the offer have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer to the public other than their offer or resale in a Relevant State to qualified investors, in circumstances in which the prior consent of the representatives has been obtained to each such proposed offer or resale.

The Company, the underwriters and their affiliates will rely upon the truth and accuracy of the foregoing representations, acknowledgements and agreements.

For the purposes of this provision, the expression an “offer to the public” in relation to any shares in any Relevant State means the communication in any form and by any means of sufficient information on the terms of the offer and any shares to be offered so as to enable an investor to decide to purchase or subscribe for any shares, and the expression “Prospectus Regulation” means Regulation (EU) 2017/1129.

The above selling restriction is in addition to any other selling restrictions set out below.

Notice to Prospective Investors in the United Kingdom

In relation to the United Kingdom (UK), no shares have been offered or will be offered pursuant to the offering to the public in the UK prior to the publication of a prospectus in relation to the shares which has been approved by the Financial Conduct Authority in the UK in accordance with the UK Prospectus Regulation and the FSMA, except that offers of shares may be made to the public in the UK at any time under the following exemptions under the UK Prospectus Regulation and the FSMA:

a.	to any legal entity which is a qualified investor as defined under the UK Prospectus Regulation;

b.

to fewer than 150 natural or legal persons (other than qualified investors as defined under the UK Prospectus Regulation), subject to obtaining the prior consent of the representatives for any such offer; or

c.	at any time in other circumstances falling within section 86 of the FSMA,

provided that no such offer of shares shall require the Company or any underwriter to publish a prospectus pursuant to Section 85 of the FSMA or Article 3 of the UK Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the UK Prospectus Regulation.

Each person in the UK who initially acquires any shares or to whom any offer is made will be deemed to have represented, acknowledged and agreed to and with the Company and the underwriters that it is a qualified investor within the meaning of the UK Prospectus Regulation.

In the case of any shares being offered to a financial intermediary as that term is used in Article 5(1) of the UK Prospectus Regulation, each such financial intermediary will be deemed to have represented, acknowledged and agreed that the shares acquired by it in the offer have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer to the public other than their offer or resale in the UK to qualified investors, in circumstances in which the prior consent of the representatives has been obtained to each such proposed offer or resale.

The Company, the underwriters and their affiliates will rely upon the truth and accuracy of the foregoing representations, acknowledgements and agreements.

For the purposes of this provision, the expression an “offer to the public” in relation to any shares in the UK means the communication in any form and by any means of sufficient information on the terms of the offer and any shares to be offered so as to enable an investor to decide to purchase or subscribe for any shares, the expression “UK Prospectus Regulation” means Regulation (EU) 2017/1129 as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018, and the expression “FSMA” means the Financial Services and Markets Act 2000.

This document is for distribution only to persons who (i) have professional experience in matters relating to investments and who qualify as investment professionals within the meaning of Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (as amended, the “Financial Promotion Order”), (ii) are persons falling within Article 49(2)(a) to (d) (“high net worth companies, unincorporated associations etc.”) of the Financial Promotion Order, (iii) are outside the UK, or (iv) are persons to whom an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000, as amended (FSMA)) in connection with the issue or sale of any securities may otherwise lawfully be communicated or caused to be communicated (all such persons together being referred to as “relevant persons”). This document is directed only at relevant persons and must not be acted on or relied on by persons who are not relevant persons. Any investment or investment activity to which this document relates is available only to relevant persons and will be engaged in only with relevant persons.

Notice to Prospective Investors in Switzerland

The shares may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange (SIX) or on any other stock exchange or regulated trading facility in Switzerland. This document has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the shares or the offering may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this document nor any other offering or marketing material relating to the offering, the Company, or the shares have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of shares will not be supervised by, the Swiss Financial Market Supervisory Authority (FINMA), and the offer of shares has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes (CISA). The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of shares.

Notice to Prospective Investors in the Dubai International Financial Centre

This prospectus relates to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority (DFSA). This prospectus is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus nor taken steps to verify the information set forth herein and has no responsibility for the prospectus. The shares to which this prospectus relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the shares offered should conduct their own due diligence on the shares. If you do not understand the contents of this prospectus you should consult an authorized financial advisor.

Notice to Prospective Investors in Australia

No placement document, prospectus, product disclosure statement or other disclosure document has been lodged with the Australian Securities and Investments Commission (ASIC), in relation to the offering. This prospectus does not constitute a prospectus, product disclosure statement or other disclosure document under the Corporations Act 2001 (the Corporations Act), and does not purport to include the information required for a prospectus, product disclosure statement or other disclosure document under the Corporations Act.

Any offer in Australia of the shares may only be made to persons (the Exempt Investors) who are “sophisticated investors” (within the meaning of section 708(8) of the Corporations Act), “professional investors” (within the meaning of section 708(11) of the Corporations Act) or otherwise pursuant to one or more exemptions contained in section 708 of the Corporations Act so that it is lawful to offer the shares without disclosure to investors under Chapter 6D of the Corporations Act.

The shares applied for by Exempt Investors in Australia must not be offered for sale in Australia in the period of 12 months after the date of allotment under the offering, except in circumstances where disclosure to investors under Chapter 6D of the Corporations Act would not be required pursuant to an exemption under section 708 of the Corporations Act or otherwise or where the offer is pursuant to a disclosure document which complies with Chapter 6D of the Corporations Act. Any person acquiring shares must observe such Australian on-sale restrictions.

This prospectus contains general information only and does not take account of the investment objectives, financial situation or particular needs of any particular person. It does not contain any securities recommendations or financial product advice. Before making an investment decision, investors need to consider whether the information in this prospectus is appropriate to their needs, objectives and circumstances, and, if necessary, seek expert advice on those matters.

Notice to Prospective Investors in Hong Kong

The shares have not been offered or sold and will not be offered or sold in Hong Kong, by means of any document, other than (a) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance; or (b) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer to the public within the meaning of that Ordinance. No advertisement, invitation or document relating to the shares has been or may be issued or has been or may be in the possession of any person for the purposes of issue, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the Securities and Futures Ordinance and any rules made under that Ordinance.

Notice to Prospective Investors in Japan

The shares have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948, as amended) and, accordingly, will not be offered or sold, directly or indirectly, in Japan, or for the benefit of any Japanese Person or to others for re-offering or resale, directly or indirectly, in Japan or to any Japanese Person, except in compliance with all applicable laws, regulations and ministerial guidelines promulgated by relevant Japanese governmental or regulatory authorities in effect at the relevant time. For the purposes of this paragraph, “Japanese Person” shall mean any person resident in Japan, including any corporation or other entity organized under the laws of Japan.

Notice to Prospective Investors in Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, the shares were not offered or sold or caused to be made the subject of an invitation for subscription or purchase and will not be offered or sold or caused to be made the subject of an invitation for subscription or purchase, and this prospectus or any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares, has not been circulated or distributed, nor will it be circulated or distributed, whether directly or indirectly, to any person in Singapore other than (i) to an institutional investor (as defined in Section 4A of the Securities and Futures Act (Chapter 289) of Singapore, as modified or amended from time to time (the SFA)) pursuant to Section 274 of the SFA, (ii) to a relevant person (as defined in Section 275(2) of the SFA) pursuant to Section 275(1) of the SFA, or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions specified in Section 275 of the SFA, or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

a.

a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

b.	a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor,

securities or securities-based derivatives contracts (each term as defined in Section 2(1) of the SFA) of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the shares pursuant to an offer made under Section 275 of the SFA except:

a.	to an institutional investor or to a relevant person, or to any person arising from an offer referred to in Section 275(1A) or Section 276(4)(i)(B) of the SFA;

b.	where no consideration is or will be given for the transfer;

c.	where the transfer is by operation of law; or

d.	as specified in Section 276(7) of the SFA.

Notice to Prospective Investors in Canada

The shares may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the shares must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 (or, in the case of securities issued or guaranteed by the government of a non-Canadian jurisdiction, section 3A.4) of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

LEGAL MATTERS

The validity of the shares of common stock offered hereby will be passed upon for us by Latham & Watkins LLP. Certain legal matters will be passed upon for the underwriters by Shearman & Sterling LLP.

EXPERTS

The consolidated financial statements as of December 31, 2020 and 2019, and for each of the two years in the period ended December 31, 2020, included in this Prospectus and elsewhere in the Registration Statement have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein. Such financial statements have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of our common stock offered hereby. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement, some items of which are contained in exhibits to the registration statement as permitted by the rules and regulations of the SEC. For further information with respect to us and our common stock, we refer you to the registration statement and its exhibits. Statements contained in this prospectus concerning the contents of any contract or any other document are not necessarily complete. If a contract or document has been filed as an exhibit to the registration statement, please see the copy of the contract or document that has been filed. Each statement in this prospectus relating to a contract or document filed as an exhibit is qualified in all respects by the filed exhibit. The exhibits to the registration statement should be reviewed for the complete contents of these contracts and documents. A copy of the registration statement and its exhibits may be obtained from the SEC upon the payment of fees prescribed by it. The SEC maintains a website at www.sec.gov that contains reports, proxy and information statements and other information regarding companies that file electronically with it.

We are not currently subject to the informational requirements of the Exchange Act. Upon completion of this offering, we will become subject to the information and periodic and current reporting requirements of the Exchange Act, and in accordance therewith, will file periodic and current reports, proxy statements and other information with the SEC. The registration statement, such periodic and current reports and other information can be obtained electronically by means of the SEC’s website at www.sec.gov. We also maintain a website at www.paragon28.com, at which, following this offering, you may access these materials free of charge as soon as reasonably practicable after they are electronically filed with or furnished to the SEC. Our website and the information contained therein or connected thereto shall not be deemed to be incorporated into this prospectus or the registration statement of which it forms a part. We have included our website address as an inactive textual reference only.

INDEX TO FINANCIAL STATEMENTS

AUDITED FINANCIAL STATEMENTS OF PARAGON 28, INC.

UNAUDITED INTERIM FINANCIAL STATEMENTS OF PARAGON 28, INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and the Board of Directors of Paragon 28, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Paragon 28, Inc. and subsidiaries (the “Company”) as of December 31, 2020 and 2019, the related consolidated statements of operations and comprehensive income, convertible preferred series equity and stockholders’ equity, and cash flows for each of the two years in the period ended December 31, 2020, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Deloitte & Touche LLP

Denver, Colorado

August 2, 2021

We have served as the Company’s auditor since 2020.

PARAGON 28, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(in thousands, except share and per share data)

	December 31,
	2020	2019
ASSETS
Current assets:
Cash	$17,501	$2,610
Trade receivables, less allowance for doubtful accounts of $1,296 and $650, respectively	19,972	20,804
Inventories, net	32,226	24,584
Income taxes receivable	1,479	1,479
Other current assets	617	1,551

Total current assets	71,795	51,028
Property and equipment, net	22,363	19,830
Intangible assets, net	3,325	2,290
Deferred income taxes	100	1,407

Total assets	$97,583	$74,555

LIABILITIES, CONVERTIBLE PREFERRED SERIES EQUITY & STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$8,812	$15,040
Accrued expenses	10,052	10,873
Other current liabilities	469	453
Note payable—related party	—	3,000
Current maturities of long-term debt	2,231	17,127
Income taxes payable	504	742

Total current liabilities	22,068	47,235
Long-term liabilities:
Long-term debt net, less current maturities	4,030	72

Total liabilities	26,098	47,307

Commitments and contingencies (Note 13)

Convertible preferred series equity:
Series A convertible preferred stock, $0.01 par value, $0 cumulative preferred dividends, as of December 31, 2020 and 2019, respectively; 2,762,500 shares authorized, issued and outstanding at December 31, 2020 and 2019, respectively	4,250	4,250
Series B convertible preferred stock, $0.01 par value, $812 and $0 cumulative preferred dividends, as of December 31, 2020 and 2019, respectively; 1,321,740 and 0 shares authorized, issued and outstanding at December 31, 2020 and 2019, respectively	36,842	—

Stockholders’ equity:
Common stock, $0.01 par value, 14,437,569 shares authorized; 9,513,402 and 8,531,082 shares issued, and 9,347,708 and 8,413,340 shares outstanding at December 31, 2020 and 2019, respectively	93	84
Additional paid in capital	22,481	17,060
Retained earnings	12,418	9,732
Accumulated other comprehensive income	823	6
Treasury stock, at cost; 165,694 and 117,742 shares at December 31, 2020 and 2019, respectively	(5,422)	(3,884)

Total stockholders’ equity	30,393	22,998

Total liabilities, convertible preferred series equity & stockholders’ equity	$97,583	$74,555

See accompanying notes to consolidated financial statements.

PARAGON 28, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

(in thousands, except share and per share data)

	Years Ended December 31,
	2020	2019
Net revenue	$110,981	$106,280
Cost of goods sold	25,099	18,832

Gross profit	85,882	87,448

Operating expenses
Research and development costs	11,171	10,297
Selling, general, and administrative	72,641	74,435

Total operating expenses	83,812	84,732

Operating income	2,070	2,716

Other income (expense)
Other income (expense)	3,557	(98)
Interest expense	(602)	(648)

Total other income (expense)	2,955	(746)

Income before income taxes	5,025	1,970
Income tax expense (benefit)	1,527	(1,147)

Net income	$3,498	$3,117

Less: cumulative dividends on Series B convertible preferred stock	(812)	-

Net income attributable to common stockholders	$2,686	$3,117

Foreign currency translation adjustment	817	(38)

Comprehensive income	$3,503	$3,079

Net income per share attributable to common stockholders:
Basic	$0.31	$0.37

Diluted	$0.22	$0.25

Weighted average number of common stocks outstanding:
Basic	8,702,037	8,499,947

Diluted	12,081,236	12,292,482

See accompanying notes to consolidated financial statements.

PARAGON 28, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CONVERTIBLE PREFERRED SERIES EQUITY & STOCKHOLDERS’ EQUITY

(in thousands, except for number of shares)

	Series A Convertible Preferred Stock		Series B Convertible Preferred Stock		Common Stock		Additional Paid -in Capital	Retained Earnings	Accumulated Other Comprehensive Income	Treasury Stock	Total Stockholders’ Equity
	Shares	Amount	Shares	Amount	Shares	Amount
Balance, January 1, 2019	2,762,500	$4,250	—	$—	8,506,732	$85	$15,191	$6,615	$44	$—	$21,935
Net income	—	—	—	—	—	—	—	3,117	—	—	3,117
Common stock repurchase	—	—	—	—	(117,742)	(1)	—	—	—	(3,884)	(3,885)
Options exercised	—	—	—	—	24,350	—	115	—	—	—	115
Foreign currency translation	—	—	—	—	—	—	—	—	(38)	—	(38)
Stock-based compensation	—	—	—	—	—	—	1,754	—	—	—	1,754

Balance, December 31, 2019	2,762,500	4,250	—	—	8,413,340	84	17,060	9,732	6	(3,884)	22,998

Net income	—	—	—	—	—	—	—	3,498	—	—	3,498
Issuance of common stock	—	—	—	—	63,803	—	1,842	—	—	—	1,842
Common stock repurchase	—	—	—	—	(47,952)	—	—	—	—	(1,538)	(1,538)
Issuance of series B convertible preferred stock, net of issuance costs of $1,970	—	—	1,321,740	36,030	—	—	—	—	—	—	—
Series B convertible preferred stock dividend	—	—	—	812	—	—	—	(812)	—	—	(812)
Options exercised	—	—	—	—	918,517	9	1,771	—	—	—	1,780
Foreign currency translation	—	—	—	—	—	—	—	—	817	—	817
Stock-based compensation	—	—	—	—	—	—	1,808	—	—	—	1,808

Balance, December 31, 2020	2,762,500	$4,250	1,321,740	$36,842	9,347,708	$93	$22,481	$12,418	$823	$(5,422)	$30,393

See accompanying notes to consolidated financial statements.

PARAGON 28, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

	Years Ended December 31,
	2020	2019
Cash flows from operating activities
Net income	$3,498	$3,117
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation and amortization	6,384	4,202
Allowance for doubtful accounts	636	300
Provision for excess and obsolete inventories	7,467	1,712
Stock-based compensation	1,808	1,754
Amortization of debt issuance costs	134	85
Deferred income taxes	1,307	(1,115)
Loss on disposal of property and equipment	554	545
Other	113	(26)
(Increase) decrease in:
Accounts receivable	386	(5,221)
Inventories	(14,831)	(3,560)
Other current assets	944	(618)
Accounts payable	(6,238)	8,430
Accrued expenses and other current liabilities	(815)	3,098
Income tax receivable/payable	(236)	(405)

Net cash provided by operating activities	1,111	12,298

Cash flows from investing activities
Purchases of property and equipment	(9,653)	(17,261)
Proceeds from sale of property and equipment	522	580
Purchases of intangible assets	(1,187)	(773)

Net cash used in investing activities	(10,318)	(17,454)

Cash flows from financing activities
Proceeds from issuance of note payable—related party	—	3,000
Payments on note payable—related party	(3,000)	—
Proceeds from revolving credit facility	—	780
Payments on revolving credit facility	(9,821)	—
Proceeds from issuance of long-term debt	458	8,885
Payments on long-term debt	(1,686)	(2,200)
Payments of debt issuance costs	(53)	(150)
Proceeds from issuance of common stock	1,842	—
Proceeds from issuance of series B convertible preferred stock, net of issuance costs	36,030	—
Payments on treasury stock repurchased	(1,538)	(3,885)
Proceeds from exercise of stock options	1,780	115

Net cash provided by financing activities	24,012	6,545

Effect of exchange rate changes on cash	86	29
Net increase in cash	14,891	1,418
Cash at beginning of period	2,610	1,192

Cash at end of period	$17,501	$2,610

Supplemental disclosures of cash flow information:
Cash paid for taxes	$453	$97
Cash paid for interest	$395	$550
Purchase of property and equipment included in accounts payable	$120	$115
Series B convertible preferred stock dividend	$812	$—

See accompanying notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except share and per share data)

NOTE 1. BUSINESS AND BASIS OF PRESENTATION

Business

Paragon 28, Inc. (collectively with its subsidiaries, “we”, “us”, “our”, “P28” or the “Company”) develops, distributes, and sells medical devices in the foot and ankle segment of the orthopedic implant marketplace. Our approach to product development is procedurally focused, resulting in a full range of procedure-specific foot and ankle products designed specifically for foot and ankle anatomy. Our products and product families include plates and plating systems, screws, staples, and nails aimed to address all major foot and ankle procedures including ankle, charcot, fracture fixation, hallux valgus, hammertoe, and flatfoot. P28 is a United States (“U.S.”) based company incorporated in the State of Colorado, with headquarters in Englewood, Colorado. Our sales representatives and distributors are located globally with the majority concentrated in the U.S. and Europe.

Basis of Presentation and Consolidation

The accompanying Consolidated Financial Statements include the accounts of Paragon 28, Inc. and its wholly owned subsidiaries Paragon 28 Medical Devices Trading Limited—Ireland and Paragon 28 Medical Devices Trading Limited—South Africa. All intercompany balances and transactions are eliminated in consolidation. The accompanying Consolidated Financial Statements have been prepared in conformity with accounting principles generally accepted in the U.S. (“U.S. GAAP”).

COVID-19 Pandemic

During the first quarter ended March 31, 2020, concerns related to the spread of coronavirus (“COVID-19”) began to create global business disruptions as well as disruptions in our operations. COVID-19 was declared a global pandemic by the World Health Organization on March 11, 2020. Governments at the national, state and local level in the U.S., and globally, have implemented aggressive actions to reduce the spread of the virus, with such actions including lockdown and shelter in place orders, limitations on non-essential gatherings of people, suspension of all non-essential travel, and ordering certain businesses and governmental agencies to cease non-essential operations at physical locations. The spread of COVID-19 has caused significant volatility in the U.S. and international markets.

In response to the COVID-19 pandemic, the Paycheck Protection Program (“PPP”) was established by the Coronavirus Aid, Relief, and Economic Security Act (the “CARES Act”) and administered by the U.S. Small Business Administration (“SBA”). Companies who met the eligibility requirements set forth by the PPP could qualify to receive PPP funds, and the amount received may be forgiven by the SBA if the funds are fully utilized to pay qualifying payroll, rent, and utility expenses in accordance with the terms of the CARES Act.

The Company received the PPP funding of $3,747 on April 7, 2020. As of December 31, 2020, the Company determined there is reasonable assurance that it will qualify to have the amount received forgiven under the provisions of the PPP. Because the Company believed it met the criteria for forgiveness, the Company elected to recognize the $3,747 received as Other income in the Company’s Consolidated Statements of Operations and Comprehensive Income for the year ended December 31, 2020. The funds received under the PPP were subsequently forgiven in June 2021 (Refer to Note 16—Subsequent Events for further detail).

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

(in thousands, except share and per share data)

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of the financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Because future events and their effects cannot be determined with precision, actual results could differ significantly from these estimates. Any changes in these estimates will be reflected in the Company’s Consolidated Financial Statements. Significant items subject to such estimates and assumptions include the determination of the collectability of trade receivables, inventory obsolescence, impairment of long-lived assets, income taxes and stock-based compensation.

Foreign Currency Translation

The Consolidated Financial Statements are presented in U.S. dollars. The Company’s non-U.S. subsidiaries have a functional currency (i.e., the currency in which operational activities are primarily conducted) that is other than the U.S. dollar, generally the currency of the country in which such subsidiaries are domiciled. Such subsidiaries’ assets and liabilities are translated into U.S. dollars at year-end exchange rates, while revenue and expenses are translated at average exchange rates during the year based on the daily closing exchange rates. Adjustments that result from translating amounts from a subsidiary’s functional currency to U.S. dollars are reported in Accumulated Other Comprehensive Income, net of tax.

Cash

Cash consists of highly liquid investments with an original maturity of three months or less. There are no contractual or other restrictions as to the use of cash.

Trade Receivables, Less Allowance for Doubtful Accounts

Trade receivables due from customers are uncollateralized customer obligations due under normal trade terms requiring payment within 30 days from the invoice date and are stated at the amount billed to the customer.

Trade receivables also include unbilled receivables due from customers that represent completed surgical cases that are pending customer-issued purchase orders. These unbilled receivables are covered by agreements with customers, the products have typically been used in a surgery, and collection is determined to be probable.

The Company estimates an allowance for doubtful accounts based upon an evaluation of the current status of receivables, historical experience, and other factors as necessary. It is reasonably possible that the Company’s estimate of the allowance for doubtful accounts will change.

Activity in the allowance for doubtful accounts consisted of the following:

	December 31,
	2020	2019
Allowance for doubtful accounts, beginning of year	$650	$350
Additions charged to expense	1,250	301
Write-offs	(604)	(1)

Allowance for doubtful accounts, end of year	$1,296	$650

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

(in thousands, except share and per share data)

Inventories, Net

Inventories are considered finished goods and are purchased from third party contract manufacturers. These inventories consist of implants, hardware, and consumables and are held in our warehouse, with third-party independent sales representatives or distributors, or consigned directly with hospitals.

Inventories are stated at the lower of cost (weighted average cost basis) or net realizable value. When sold, inventory is relieved at weighted average cost. We evaluate the carrying value of our inventories in relation to the estimated forecast of product demand, which takes into consideration the life cycle of the product. A significant decrease in demand or development of products could result in an increase in the amount of excess inventory on hand, which could lead to additional charges for excess and obsolete inventory. The Company estimates a reserve for obsolete and slow-moving inventory based on current inventory levels, historical sales and future projected demand. Charges for excess and obsolete inventory are included in Cost of goods sold and were $7,467 and $1,712 for the years ended December 31, 2020 and 2019, respectively. The inventory reserve was $16,771 and $9,304 as of December 31, 2020 and 2019, respectively.

The need to maintain substantial levels of inventory impacts our estimates for excess and obsolete inventory. Each of our implant systems are designed to include implantable products that come in different sizes and shapes to accommodate the surgeon’s needs related to the patient’s anatomical size. Typically, a small number of the set components are used in each surgical procedure. Certain components within each set may become obsolete before other components based on the usage patterns. We adjust inventory values, as needed, to reflect these usage patterns and life cycle.

Property and Equipment, Net

Property and equipment is recorded at cost less accumulated depreciation. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized and included in Property and equipment, net in the Consolidated Balance Sheets. Expenditures for maintenance and repairs are charged to expense as incurred and are included in Selling, general, and administrative expense in the Consolidated Statements of Operations and Comprehensive Income. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resulting gain or loss is included in included in Selling, general and administrative in the Consolidated Statements of Operations and Comprehensive Income.

Depreciation is provided using the straight-line method based on useful lives of the assets which range from three to fifteen years, which best reflects the pattern of use. The Company depreciates surgical instrumentation, once available for use, over a five-year period and cases, once available for use, over a three-year period. Depreciation for surgical instrumentation used in surgery is included in Selling, general, and administrative expense in the Consolidated Statements of Operations and Comprehensive Income. Leasehold improvements are amortized using the straight-line method over the shorter of the asset’s useful life or the lease term.

Property and equipment are assessed for impairment upon triggering events that indicate that the carrying value of an asset group may not be recoverable. Recoverability is measured by a comparison of the carrying amount to future net undiscounted cash flows of the asset group expected to be generated from its use and eventual disposition. If the asset group’s carrying value is determined to not be recoverable, the impairment to be recognized is measured by which the carrying amount exceeds the fair value of the asset group. No impairment charges related to property and equipment were recorded for the years ended December 31, 2020 and 2019.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

(in thousands, except share and per share data)

Intangibles

The costs associated with applying for patents and trademarks are capitalized. Patents are amortized on a straight-line basis over the lesser of the patent’s economic or legal life, which is 17 years. Trademarks that are anticipated to be renewed every ten years have an indefinite life and are not amortized but tested for impairment annually. Once it is determined a trademark will no longer be renewed, the trademark is amortized over the remainder of the trademark’s registration period. Acquired intellectual property is assumed to have an indefinite life.

Amortizable patents are assessed for impairment upon triggering events that indicate that the carrying value of an asset may not be recoverable. Recoverability is measured by a comparison of the carrying amount to future net undiscounted cash flows expected to be generated by the associated asset. If the asset’s carrying value is determined to not be recoverable, the impairment to be recognized is measured by the amount by which the carrying amount exceeds the fair market value of the intangible assets. No impairment charges related to amortizable patents were recorded for the years ended December 31, 2020 and 2019.

Indefinite-lived trademark assets and acquired intellectual property are reviewed for impairment annually or whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. The Company can elect to first apply the optional qualitative impairment assessment to determine whether the indefinite-lived intangible asset is more-likely-than-not impaired. If, on the basis of the qualitative impairment assessment, an entity asserts that it is more likely than not that the indefinite-lived intangible asset is impaired, the Company would be required to calculate the fair value of the asset for an impairment test. Impairment loss is recognized if the carrying amount of the asset exceeds its fair value.

A qualitative assessment considers macroeconomic and other industry-specific factors, such as trends in short-term and long-term interest rates and the ability to access capital, and company specific factors such as trends in revenue generating activities, and merger or acquisition activity. If the Company elects to bypass qualitatively assessing its indefinite-lived intangible assets, or it is not more likely than not that the fair value of the intangible asset exceeds its carrying value, management estimates the fair value of the intangible asset and compares it to the carrying value. The estimated fair value of the intangible asset is established using an income approach based on a discounted cash flow model that includes significant assumptions about the future operating results and cash flows of the intangible asset or assets.

The Company elected to perform a qualitative analysis for its intangible assets as of October 1, 2020, the annual test date. The Company determined, after performing the qualitative analysis that there was no evidence that it is more likely than not that the fair value of its intangible assets was less than the carrying amount, therefore, it was not necessary to perform a quantitative impairment test. No impairment charges related to indefinite-lived trademarks and acquired intellectual property were recorded for the years ended December 31, 2020 and 2019.

Income Taxes

The Company accounts for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, the Company determines deferred tax assets and liabilities on the basis of the differences between the financial statement and tax bases of assets and liabilities by using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

(in thousands, except share and per share data)

The Company regularly reviews its deferred tax assets for recoverability and establishes a valuation allowance if it is more likely than not that some portion, or all, of a deferred tax asset will not be realized. The determination as to whether a deferred tax asset will be realized is made on a jurisdictional basis and is based on both positive and negative evidence. This evidence includes historic taxable income, projected future taxable income, the expected timing of the reversal of existing temporary differences and the implementation of tax planning strategies.

The Company records uncertain tax positions in accordance with Accounting Standards Codification (“ASC”) Topic 740 on the basis of a two-step process in which (1) the Company determines whether it is more-likely-than-not that the tax positions will be sustained on the basis of the technical merits of the position and (2) for those tax positions that meet the more-likely-than-not recognition threshold, the Company recognizes the largest amount of tax benefit that is more than 50 percent likely to be realized upon ultimate settlement with the related tax authority.

The Company evaluates its tax positions that have been taken or are expected to be taken on income tax returns to determine if an accrual is necessary for uncertain tax positions. The Company will recognize interest and penalties as a component of income tax expense if incurred.

Revenue Recognition

We account for revenue in accordance with ASC Topic 606, Revenue from Contracts with Customers (“ASC 606”). Revenue is generated primarily from the sale of our implants and disposables and, to a much lesser extent, from the sale of our surgical instrumentation. We sell our products through employee sales personnel, and independent sales representatives in the U.S. Outside the U.S. sales are through independent sales representatives and to stocking distributors. We have consignment agreements with certain distributors and hospitals. Our customers are primarily hospitals and surgery centers.

Revenue is recorded when our performance obligation is satisfied which is when our customers take title of the product, and typically when the product is used in surgery. We generally have written contracts with our customers which incorporate pricing and our standard terms and conditions. Any discounts we offer are outlined in our customer agreements. As the discounts are known at the time of purchase, no estimates are required at the time of revenue recognition. Shipping and handling costs are recorded as cost of goods sold and amounts billed to customers for shipping and handling costs are recorded in revenue. We record as revenue any amounts billed to customers for shipping and handling costs and record as cost of goods sold the actual shipping costs incurred. We have elected to exclude from the measurement of the transaction price all taxes (e.g., sales, use, value-added) assessed by government authorities and collected from a customer. Therefore, revenue is recognized net of such taxes. We have elected to use the practical expedient allowed under ASC 606 to account for shipping and handling activities that occur after the customer has obtained control of a promised good as fulfillment costs rather than as an additional promised service and, therefore, we do not allocate a portion of the transaction price to a shipping service obligation. Commissions to sales agents for the sales exceeding their quotas are classified as incremental costs of obtaining a contract as such costs would not have been incurred if the contract was not signed. We have elected to use the practical expedient to expense such costs that should be capitalized as the amortization period of the costs would be less than one year.

Due to the nature of our products, returns are minimal and an estimate for returns is not material. The timing of revenue recognition may differ from the timing of invoicing to our customers. We have recorded unbilled accounts receivable related to this timing difference of $3,273 and $3,615 as of December 31, 2020 and December 31, 2019, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

(in thousands, except share and per share data)

Cost of Goods Sold

Cost of goods sold consists primarily of products purchased from third-party suppliers, freight, shipping, excess and obsolete inventory charges and royalties. Implants are manufactured to our specifications by third-party suppliers. Most implants are produced in the U.S. Cost of goods sold is recognized for consigned implants at the time the implant is used in surgery and the related revenue is recognized. Prior to their use in surgery, the cost of consigned implants is recorded as Inventories, net in our Consolidated Balance Sheets.

Stock-Based Compensation

All stock-based awards to employees and nonemployee contractors, including any grants of stock and stock options, are measured at fair value at the grant date and recognized over the relevant vesting period in accordance with the ASC Topic 718 (“ASC 718”). Stock-based awards to non-employees are recognized as a selling, general and administrative expense over the period of performance. Such awards are measured at fair value at the date of grant. In addition, for awards that vest immediately, the awards are measured at fair value and recognized in full at the grant date.

The Company estimates the fair value of each stock-based award containing service and/or performance conditions on the grant date using the Black-Scholes option valuation model which incorporates assumptions as to stock price volatility, the expected life of the options, risk-free interest rate and dividend yield. There is no active external or internal market for our common stock. Thus, it was not possible to estimate the expected volatility of our stock price in estimating fair value of options granted. Accordingly, as a substitute for such volatility, the Company used the historical volatility of the common stock of other companies in the same industry over a period commensurate with the expected term of the options awarded. The Company uses the simplified method of calculation for estimating expected term. The risk-free rate is based on the U.S. Treasury yield curve in effect at the time of grant. The Company does not anticipate that dividends will be distributed in the near future. Forfeitures are recorded as they occur, and when they occur compensation expense previously recognized is reversed in the period of the forfeiture. Option awards are generally granted with an exercise price equal to the fair value of the Company’s common stock at the date of grant.

Because there was no public market for the Company’s common stock, the fair value of the common stock underlying the stock options has historically been determined at the time of grant of the stock option by considering a number of objective and subjective factors, including sales of common stocks, third-party valuations performed, important developments in the Company’s operations, actual operating results and financial performance, the conditions in the medical device industry and the economy in general, and the stock price performance, volatility of comparable public companies, and an assumption for a discount for lack of marketability, among other factors.

Research and Development

Research and development expense is comprised of in-house research and development of new products and technologies, clinical studies and trials, regulatory expenses, and employee related compensation and expenses. We maintain a procedurally focused approach to product development and have projects underway to add new products to our existing systems and to add new systems across multiple foot and ankle indications.

Rent Expense

Rent expense is recognized on a straight-line basis over the term of the lease, with the difference between the cash rent expense and straight-line expense recorded as deferred rent. Rent expense is included in

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

(in thousands, except share and per share data)

Selling, general, and administrative expense in the Consolidated Statements of Operations and Comprehensive Income and deferred rent is included in Other current liabilities in the Consolidated Balance Sheets. (Refer to Note 13—Commitments and Contingencies, for discussion of the Company’s commitments under operating leases.)

Contingencies

A liability is contingent if the amount is not presently known but may become known in the future as a result of the occurrence of some uncertain future event. We accrue a liability for an estimated loss if we determine that the potential loss is probable of occurring and the amount can be reasonably estimated. Significant judgment is required in both the determination of probability and the determination as to whether the amount of an exposure is reasonably estimable, and accruals are based only on the information available to our management at the time the judgment is made. We expense legal costs, including those legal costs incurred in connection with a loss contingency, as incurred.

Fair Value of Financial Instruments

Fair value is an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability. There is a three-tier fair value hierarchy, which prioritizes the inputs used in the valuation methodologies in measuring fair value:

Level 1—Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2—Includes other inputs that are directly or indirectly observable in the marketplace, such as quoted market prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data.

Level 3—Unobservable inputs which are supported by little or no market activity.

Financial instruments (principally cash, trade receivables, accounts payable and accrued expenses) are carried at cost, which approximates fair value due to the short-term maturity of these instruments. Our debt is carried at cost, which approximates fair value due to the variable interest rate associated with our debt.

Accounting Pronouncements Issued Not Yet Adopted

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842) (“ASU 2016-02”), which sets out the principles for the recognition, measurement, presentation and disclosure of leases for both parties to a contract (i.e., lessees and lessors). The new standard requires lessees to apply a dual approach, classifying leases as either finance or operating leases based on the principle of whether or not the lease is effectively a financed purchase by the lessee. This classification will determine whether lease expense is recognized based on an effective interest method or on a straight-line basis over the term of the lease, respectively. A lessee is also required to record a right-of-use asset and a lease liability for all leases with a term of greater than 12 months regardless of their classification. Leases with a term of 12 months or less will be accounted for similar to existing guidance for operating leases today. ASU 2016-02 supersedes the previous leases standard, ASC 840, Leases. ASU 2016-02, as subsequently amended for various technical issues, is effective for emerging growth companies

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

(in thousands, except share and per share data)

following private company adoption dates in fiscal years beginning after December 15, 2021, and interim periods with fiscal years beginning after December 15, 2022. The Company is currently evaluating the new guidance, but does not believe it will have a material impact on the Consolidated Financial Statements.

In June 2016, the FASB issued ASU 2016-13, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments (“ASU 2016-13”), which requires entities to estimate all expected credit losses for certain types of financial instruments, including trade receivables, held at the reporting date based on historical experience, current conditions, and reasonable and supportable forecasts. The updated guidance also expands the disclosure requirements to enable users of financial statements to understand the entity’s assumptions, models and methods for estimating expected credit losses over the entire contractual term of the instrument from the date of initial recognition of that instrument. ASU 2016-13, as subsequently amended for various technical issues, is effective for emerging growth companies following private company adoption dates for fiscal years, and for interim periods within those fiscal years, beginning after December 15, 2022, with early adoption permitted. The Company is currently evaluating the new guidance to determine the impact it will have on the Consolidated Financial Statements.

In December 2019, the FASB issued ASU 2019-12, Income Taxes (Topic 740) (“ASU 2019-12”), which is part of the FASB’s overall simplification initiative to reduce the costs and complexity of applying accounting standards while maintaining or improving the usefulness of the information provided to users of financial statements. ASU 2019-12 simplifies accounting guidance for intra-period allocations, deferred tax liabilities, year-to-date losses in interim periods, franchise taxes, step-up in tax basis of goodwill, separate entity financial statements, and interim recognition of tax laws or rate changes. ASU 2019-12 is effective for emerging growth companies following private company adoption dates in fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022, with early adoption permitted. The Company is currently evaluating the new guidance to determine the impact it will have on our Consolidated Financial Statements.

In March 2020, the FASB issued ASU 2020-04, Reference Rate Reform (Topic 848) (“ASU 2020-04”), subsequently clarified in January 2021 by ASU 2021-01, Reference Rate Reform (Topic 848) (“ASU 2021-01”). The main provisions of this update provides optional expedients and exceptions for contracts, hedging relationships, and other transactions that reference the London Inter-bank Offered Rate (“LIBOR”) or another reference rate expected to be discontinued because of reference rate reform. The guidance in ASU 2020-04 and ASU 2021-01 was effective upon issuance and, once adopted, may be applied prospectively to contract modifications and hedging relationships through December 31, 2022. The Company is currently evaluating the new guidance to determine the impact ASU 2020-04 and ASU 2021-01 will have on the Consolidated Financial Statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

(in thousands, except share and per share data)

NOTE 3. PROPERTY AND EQUIPMENT

Property and equipment as of December 31, 2020 and 2019 consist of the following:

		December 31,
	Estimated Life (in years)	2020	2019
Surgical instrumentation	3 - 5	$27,702	$20,633
Leasehold improvements	Various	7,850	7,849
Computer and software	5	4,356	4,275
Machinery and equipment	5	2,129	1,558
Office equipment and furniture	5 - 7	1,880	1,771

		43,917	36,086

Less: accumlated depreciation		21,554	16,256

Property and equipment, net		$22,363	$19,830

Depreciation expense is included in Selling, general, and administrative expenses in the Consolidated Statements of Operations and Comprehensive Income and was $6,232 and $4,129 for the years ended December 31, 2020 and 2019, respectively.

NOTE 4. INTANGIBLE ASSETS

Intangible assets as of December 31, 2020 are as follows:

	Weighted average remaining useful life (years)	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Patents, definite-lived	13.3	$2,504	$363	$2,141
Trademarks, indefinite-lived	Indefinite	306	—	306
Acquired intellectual property, indefinite-lived	Indefinite	878	—	878

Total patents, trademarks and intangibles, net		$3,688	$363	$3,325

Intangible assets as of December 31, 2019, are as follows:

	Weighted average remaining useful life (years)	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Patents, definite-lived	14.2	$1,911	$211	$1,700
Trademarks, indefinite-lived	Indefinite	238	—	238
Acquired intellectual property, indefinite-lived	Indefinite	352	—	352

Total patents, trademarks and intangibles, net		$2,501	$211	$2,290

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

(in thousands, except share and per share data)

Future amortization expense related to the Company’s definite-lived intangible assets was estimated as follows:

2021	$152
2022	$152
2023	$152
2024	$152
2025	$152

Amortization expense is included in Selling, general, and administrative expenses and was $152 and $73 for the years ended December 31, 2020 and 2019, respectively. No impairment charges related to indefinite lived trademarks or amortizable patents were recorded in any of the periods presented.

NOTE 5. ACCRUED EXPENSES

Accrued expenses consist of the following as of December 31, 2020 and 2019, respectively:

	December 31,
	2020	2019
Accrued commissions	$3,682	$3,744
Accrued compensation	3,323	3,386
Accrued legal fees	1,093	726
Other accrued expenses	1,954	3,017

Total accrued expenses	$10,052	$10,873

NOTE 6. DEBT

Long-term debt as of December 31, 2020 and 2019 consists of the following:

	December 31,
	2020	2019
Equipment note payable, due February 2020	$—	$74
Equipment note payable, due July 2021	72	177
Revolving Loan	—	9,822
Buyout Loan	—	3,885
Term Loan	—	3,333
New 2020 Term Loan	5,814	—
Bank of Ireland Note Payable	427	—

	$6,313	$17,291
Less: deferred issuance costs	(52)	(92)

Total debt, net of issuance costs	6,261	17,199

Less: current portion	(2,231)	(17,127)

Long-term debt net, less current maturities	$4,030	$72

Vectra Bank Colorado Loan Agreements

On June 20, 2018, the Company entered into a loan agreement (the “Loan Agreement”) with Zions Bancorporation, N.A. dba Vectra Bank Colorado (“VBC”). The Loan Agreement consisted of a $12,500

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

(in thousands, except share and per share data)

revolving line of credit (the “Revolving Loan”). The borrowing base on the Revolving Loan is an amount equal to the greater of 1.25 multiplied by the Company’s EBITDA for the past 12 months or the sum of: (1) 85% of eligible accounts receivable plus (2) 50% of eligible inventory plus (3) 30% of eligible fixed assets. The Revolving Loan bears interest at the adjustable rate equal to the one-month London Inter-bank Offered Rate (“LIBOR”) rate plus an applicable margin per annum, but not less than 2.00%, and had an original maturity of December 1, 2018. The applicable margin is subject to adjustment as provided in the Loan Agreement. The Revolving Loan may be used only for working capital purposes. The original Loan Agreement was secured by all assets and personal property of the Company, including all goods, equipment, inventory, cash, intellectual property, and certificates of deposit. The Loan Agreement contains financial and other customary covenants.

On November 27, 2018, the Company entered into the First Amendment to the Loan Agreement (“First VBC Loan Amendment”). The First VBC Loan Amendment extended the Revolving Loan maturity to June 30, 2019. A new Intellectual Property Security Agreement, dated November 27, 2018, was executed with the First VBC Loan Amendment which grants a security interest in substantially all assets of the Company, including all right, title, and interest of the Company in all currently owned and subsequently acquired copyrights, trademarks, and patents and all products and proceeds thereof to VBC.

On April 25, 2019, the Company entered into the Second Amendment to the Loan Agreement (“Second VBC Loan Amendment”). The Second VBC Loan Amendment added a $5,000 term loan facility (the “Term Loan”) to the Loan Agreement. The Term Loan bears interest at the adjustable rate equal to the one-month LIBOR plus an applicable margin per annum and has a maturity date of April 25, 2021. The Term loan may only be used to fund new equipment purchases and tenant improvements at the Company’s leased facilities.

On June 17, 2019, the Company entered into the Third Amendment to the Loan Agreement (“Third VBC Loan Amendment”). The Third VBC Loan Amendment extended the maturity date of the Revolving Loan to August 31, 2019. No other terms of the Loan Agreement were materially changed.

On September 23, 2019, the Company entered into the Fourth Amendment to the Loan Agreement (“Fourth VBC Loan Amendment”). The Fourth VBC Loan Amendment extended the maturity date of the Revolving Loan to June 30, 2020. The Fourth VBC Loan Amendment also sets forth a minimum tangible net worth calculated as total assets, excluding intangible assets, less total liabilities (i) of not less than $18,000 tested quarterly on a rolling 4-quarter basis commencing June 30, 2018, and (ii) of not less than $20,900 tested quarterly on a rolling 4-quarter basis commencing September 30, 2019.

On November 6, 2019, the Company entered into the Fifth Amendment to the Loan Agreement (“Fifth VBC Loan Amendment”). The Fifth VBC Loan Amendment added a $5,000 draw-to-term loan facility (the “Buyout Loan”) to the Loan Agreement. The Buyout Loan had a maturity date of June 30, 2020 and bears interest at the adjustable rate equal to the one-month LIBOR rate plus 2.00% per annum.

On March 27, 2020, the Company entered into the Amended and Restated Loan Agreement (the “New Loan Agreement”). The New Loan Agreement refinanced the existing Term Loan and existing Buyout Loan into a single term loan in the aggregate principal amount of $6,802 (the “New 2020 Term Loan”) and increased the maximum principal amount of the existing Revolving Loan to $15,000 (the “New 2020 Revolving Loan”). The maturity date for both loans was September 30, 2020 and was subsequently extended to October 5, 2023. The New Loan Agreement is secured by substantially all the Company’s assets. The New Loan Agreement contains financial and other customary covenants and bears an interest rate of 3%. The Company repaid this New 2020 Revolving Loan in 2021, (see Note 16. Subsequent Events).

Equipment Notes Payable

In August 2016, the Company entered an equipment note payable with Zions Credit Corporation in a principal amount of $499 (“Equipment Note Payable”). The Equipment Note Payable is due July 2021 and is

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

(in thousands, except share and per share data)

secured by equipment. The Equipment Note Payable bears an annual interest rate of 3.95% and is due in equal monthly installments including interest.

In February 2017, the Company entered an equipment note payable with Zions Credit Corporation in a principal amount of $1,250 (“Equipment Note Payable”). The Equipment Note Payable was due February 2020 and is secured by equipment. The Equipment Note Payable bears an annual interest rate of 4.50% and is due in equal monthly installments including interest. The Company paid the remaining balance of the Equipment Note Payable in February 2020.

Bank of Ireland Note Payable

On June 12, 2020, the Company entered a term loan with Bank of Ireland in a principal amount of $474 (the “Bank of Ireland Note Payable”). The Bank of Ireland Note Payable bears an annual interest rate of 4% and is due in equal monthly installments over a 36-month period, including interest. The Bank of Ireland Note Payable contains financial and other customary covenants.

Debt Maturities Schedule

The required principal payments for the New 2020 Term Loan, Equipment Notes Payable, and the Bank of Ireland Note Payable following the Consolidated Balance Sheet dates are as follows:

2021	$2,231
2022	2,228
2023	1,854

Total	$6,313

NOTE 7. NOTE PAYABLE—RELATED PARTY

On November 15, 2019, the Company entered into a $3,000 promissory note with a stockholder of the Company (the “Stockholder Note”). The Stockholder Note is unsecured and bears interest at a rate of 6% per annum, payable monthly. The Company paid the full principal and interest accrued on the Stockholder Note in July 2020. The interest expense associated with such Stockholder Note was $110 and $15 for the years ended December 31, 2020 and 2019, respectively, which is recorded in Interest expense on the Consolidated Statements of Operations and Comprehensive Income.

NOTE 8. CONVERTIBLE PREFERRED SERIES EQUITY AND STOCKHOLDERS’ EQUITY

Under its Amended and Restated Articles of Incorporation dated July 22, 2020, the Company had a total of 18,521,809 shares of capital stock authorized for issuance, consisting of 14,437,569 shares of common stock, par value of $0.01 per share, and 4,084,240 shares of convertible preferred stock, par value of $0.01 per share. The convertible preferred stock consists of 2,762,500 shares of Series A convertible preferred stock and 1,321,740 shares of Series B convertible preferred stock.

Common Stock

In April, May, and June 2020, the Company issued an aggregate of 40,216 shares of its common stock at a price of $27.50 to settle certain compensation liabilities and accounts payable.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

(in thousands, except share and per share data)

Each holder of common stock is entitled to one vote for each share owned on all matters voted upon by the stockholders, and a majority vote is required for all actions taken by stockholders. Common stock has no preemptive rights, no cumulative voting rights and no redemption or conversion provisions. Holders of common stock are entitled to receive dividends when and if, declared by the Board of Directors.

Common stock reserved for future issuance are as follow:

	December 31,
	2020	2019
Convertible preferred stock	4,084,240	2,762,500
Common stock options granted and outstanding	951,906	1,563,340
Common stock reserved for future option grants	1,548,094	936,660

Total common stock reserved for future issuance	6,584,240	5,262,500

Series A Convertible Preferred Stock

In December 2011, the Company issued an aggregate of 650,001 shares of its Series A convertible preferred stock at a price of $1.53846 per share, resulting in total proceeds of approximately $1,000.

In February and November 2012, the Company issued an aggregate of 2,112,499 shares of its Series A convertible preferred stock at a price of $1.53846 per share, resulting in total proceeds of approximately $3,250.

Each share of Series A preferred stock is convertible into one share of common stock at the conversion rate of $1.53846 adjusted for recapitalization and other certain events. Each holder of Series A convertible preferred stock is entitled to one vote for each share owned on all matters subject to stockholder vote. A majority vote is required for all actions to be taken by stockholders. In the event of a liquidation, dissolution or wind-up of operations, the holders of Series A convertible preferred stock shall receive, prior to the holders of common stock receiving any amounts from the Company, a liquidation preference equal to the purchase price paid for the shares ($1.53846), as adjusted for stock splits, stock combinations and certain other events, plus any declared but unpaid dividends. After payment of the liquidation preferences, any remaining assets of the Company will be distributed among the holders of common stock and preferred stock equally and ratably on a pro rata basis. In any calendar year, the holders of outstanding shares of Series A convertible preferred stock are entitled to receive dividends, when, as and if declared by the Board of Directors, out of any assets at the time legally available at $0.12307 per share as adjusted. Such dividends are payable in preference and priority to any declaration for the common stock, unless dividends on the Series A convertible preferred stock have been declared in accordance with the preferences stated in the Company’s Amended and Restated Articles of Incorporation. No dividends have been declared and accrued on the Series A convertible preferred stock. These dividends are not cumulative.

As of December 31, 2020, the Company’s Series A convertible preferred stock have been classified as temporary equity in the accompanying Consolidated Balance Sheets given that a majority of the Company’s board of directors seats are held by convertible preferred stockholders and they could cause certain events to occur that are outside of the Company’s control whereby the Company could be obligated to redeem the convertible preferred stock.

Convertible Series B Preferred Stock

In July 2020, the Company issued an aggregate of 1,321,740 shares of its Series B convertible preferred stock at a price of $28.75 per share, resulting in total net proceeds of approximately $36,030, net of issuance costs of $1,970.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

(in thousands, except share and per share data)

Each share of Series B preferred stock is convertible into one share of common stock at the conversion rate of $28.75 adjusted for recapitalization and other certain events. Each holder of Series B convertible preferred stock is entitled to one vote for each share owned on all matters subject to stockholder vote. A majority vote is required for all actions to be taken by stockholders. In the event of a liquidation, dissolution or wind-up of operations, the holders of Series B convertible preferred stock shall receive, prior to the holders of common stock receiving any amounts from the Company, a liquidation preference equal to the purchase price paid for the shares ($28.75), as adjusted for stock splits, stock combinations and certain other events, plus any declared and accrued, but unpaid dividends. After payment of the liquidation preferences, any remaining assets of the Company will be distributed among the holders of common stock and preferred stock equally and ratably on a pro rata basis. From the date of issuance, the holders of outstanding shares of Series B convertible preferred stock are entitled to receive dividends at the rate per annum of five percent (5.0%) of the Series B issue price ($28.75). Such dividends are cumulative and compounded annually, on the last day of December of each calendar year, and are payable in preference and priority to any declaration for the common stock and Series A dividends, unless dividends on the Series B convertible preferred stock have been declared in accordance with the preferences stated in the Company’s Amended and Restated Articles of Incorporation. All dividends on the Series B convertible preferred stock have been accrued and accordingly reduced retained earnings and income available for common stockholders.

As of December 31, 2020, the Company’s Series B convertible preferred stock have been classified as temporary equity in the accompanying balance sheets given that a majority of the Company’s Board of Directors seats are held by convertible preferred stockholders and they could cause certain events to occur that are outside of the Company’s control whereby the Company could be obligated to redeem the convertible preferred stock.

Treasury Stock

The Company purchased a total of 47,952 and 117,742 shares of its common stock during fiscal 2020 and 2019, respectively, for $1,538 and $3,885, respectively. Share purchases during 2020 and 2019 were made at an average of $32.69 and $33.00 per share, respectively. All repurchased shares were recorded in Treasury stock at cost.

NOTE 9. EARNINGS PER SHARE

Basic net income per share is computed by dividing net income attributable to common stockholders (the numerator) by the weighted average number of common stock outstanding for the period (the denominator). Diluted net income per common stock attributable to common stockholders is computed by dividing net income by the weighted average number of common stocks outstanding during the period adjusted for the dilutive effects of common stock equivalents using the treasury stock method or the if-converted method based on the nature of such securities. In periods when losses from continuing operations are reported, the weighted-average number of common stock outstanding excludes common stock equivalents because their inclusion would be anti-dilutive.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

(in thousands, except share and per share data)

The computation of net income per share for the years ended December 31, 2020 and 2019, respectively was as follows:

	Year Ended December 31,
(in thousands, except per share data)	2020	2019
Net income attributable to common stockholders
Net income attributable to Paragon 28, Inc.	$3,498	$3,117
Less: Dividends on Series B convertible preferred stock	(812)	—

Net income attributable to common stockholders	$2,686	$3,117

Weighted-average common stock outstanding:
Basic	8,702,037	8,499,947
Dilutive impact of Series A convertible preferred stock conversion	2,762,500	2,762,500
Dilutive impact of stock awards outstanding	616,699	1,030,035

Diluted	12,081,236	12,292,482

Basic earnings per common share	$0.31	$0.37

Diluted earnings per common share	$0.22	$0.25

The following outstanding potentially dilutive securities were excluded from the calculation of diluted net income per share attributable to common stockholders because their impact would have been antidilutive for the period presented:

	As of December 31,
	2020	2019
Series B convertible preferred stock	1,321,740	—

NOTE 10. STOCK-BASED COMPENSATION

The Company approved and adopted the March 11, 2011 stock option plan, which permits the grant of stock options to its employees for up to 2,500,000 shares of common stock. Option awards are generally granted with an exercise price equal to the market price of the Company’s stock at the date of grant; those options generally vest based on one to four years of continuous service and have ten-year contractual terms. There were 344,750 and 135,300 options granted during the years ended December 31, 2020 and 2019. As of December 31, 2020, the Company had reserved 1,548,094 options for future grant.

The time-based stock options vest in equal installments each year from one to four years. The performance-based options are eligible to vest in equal installments each year subject to the individual meeting certain sales targets.

During the years ended December 31, 2020 and 2019, the Company recognized $1,808 and $1,754, respectively, of compensation expense related to stock options. Stock-based compensation expenses are recorded in Selling, general and administrative expenses in the Consolidated Statements of Operations and Comprehensive Income.

The Company received cash in the amount of $1,780 and $115 from the exercise of stock options for the year ended December 31, 2020 and 2019, respectively. The tax benefit from equity options exercised were $409 and $26 for the years ended December 31, 2020 and 2019, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

(in thousands, except share and per share data)

During 2019, the Company granted certain officers and contractors of the Company an aggregate of 135,300 time-based options at a weighted average strike price of $31.31.

During 2020, the Company granted certain officers and contractors of the Company an aggregate of 344,750 options at a weighted average strike price of $31.89. Of the options granted, there were time-based options and performance-based options, which vest upon achievement of the sales performance milestone.

The following summarizes the Company’s stock option plan and the activity for the year ended December 31, 2020:

	Shares	Weighted- Average Exercise Price	Weighted- Average Remaining Contractual Term (Years)
Outstanding December 31, 2019	1,563,340	$8.60	4.48
Granted	344,750	31.89
Exercised	(918,517)	1.94
Forfeited or expired	(37,667)	26.33

Outstanding December 31, 2020	951,906	$22.75	7.84

Exercisable December 31, 2020	553,381	$16.24	6.55

Vested and expected to vest at December 31, 2020	951,906	$22.75	7.84

The aggregate intrinsic value of options outstanding at December 31, 2020 is $17. The aggregate intrinsic value of vested and exercisable options at December 31, 2020 is $17. The aggregate intrinsic value of options exercised during the years ended December 31, 2020 and 2019 is $1,816 and $8, respectively. The weighted average fair value of options granted in 2020 and 2019 was $16.19 and $14.63, respectively, on the dates of grant.

As of December 31, 2020, there was approximately $5,703 total unrecognized compensation cost related to non-vested stock-based compensation arrangements, which is expected to be recognized over a weighted average period of 1.90 years.

The fair value of each option award is estimated on the date of grant using a Black Scholes option-pricing model. The absence of an active market for the Company’s common stock required it to estimate the fair value of the Company’s common stock for purposes of granting stock options and for determining stock-based compensation expense for the periods presented. The Company obtained third-party valuations to assist in determining the estimated fair value of its common stock in addition to contemporaneous sales of common stock. These third-party valuations used the methodologies, approaches, and assumptions consistent with the American Institute of Certified Public Accountants Practice Guide, Valuation of Privately-Held-Company Equity Securities Issued as Compensation. Expected volatilities are based on historical volatilities of comparable companies. The Company uses the “simplified” method of calculation for estimating expected term since the simplified method provides a reasonable estimate in comparison to actual experience. The risk-free rate is based on the U.S. Treasury yield rates for the expected term . The Company does not anticipate that dividends on common stock

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

(in thousands, except share and per share data)

will be distributed in the near future. Below are the following assumptions used for the years ended December 31, 2020 and 2019 in determining the fair value of each option award:

	2020	2019
Expected volatility	51% – 56%	46% – 49%
Expected dividends	—	—
Expected term (in years)	5.75 – 6.0	5.75
Risk-free rate	0.35% – 1.66%	1.73% – 2.53%

NOTE 11. EMPLOYEE BENEFIT PLAN

The Company sponsors a defined contribution plan for eligible employees who are 21 years of age with three months of service can voluntarily contribute up to 100% of their eligible compensation. The Company has elected a Safe Harbor plan in which the Company must contribute 3% of eligible compensation. In addition, the Company may make discretionary contributions which are determined and authorized by the Board of Directors each plan year. The Company made matching contributions to its employee benefit plan of $2,027 and $1,688 for the years ended December 31, 2020 and 2019.

NOTE 12. INCOME TAXES

Total provision (benefit) for income taxes for the years ended December 31, 2020 and 2019:

	December 31,
	2020	2019
Income before income taxes
Domestic	$5,320	$370
Foreign	(295)	1,600

Income before income taxes	5,025	1,970

Current tax expense (benefit):
Federal	(94)	(604)
State	205	289
Foreign	109	283

Total current tax expense (benefit)	220	(32)

Deferred tax expense (benefit):
Federal	(4,559)	(1,010)
State	(343)	(105)
Foreign	(91)	—
Change in valuation allowance	6,300	—

Total deferred tax expense (benefit)	1,307	(1,115)

Total income tax expense (benefit):
Federal	(4,653)	(1,614)
State	(138)	184
Foreign	18	283
Change in valuation allowance	6,300	—

Total income tax expense (benefit)	$1,527	$(1,147)

We account for income taxes under the asset and liability method, which required the recognition of deferred tax assets and liabilities for the expected future consequences of events that have been included in the financial statements. Under this method, we determine deferred tax assets and liabilities on the basis of

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

(in thousands, except share and per share data)

differences between the financial statement and tax bases of the assets and liabilities by using enacted tax rates in effect for the year in which the differences are expected to reverse.

We file income tax returns in the U.S. federal jurisdiction, various state jurisdictions and applicable foreign jurisdictions. We are no longer subject to U.S. federal or state tax examinations for the years prior to 2018.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of our deferred taxes as of December 31, 2020 and 2019 were:

	December 31,
	2020	2019
Deferred tax assets:
Receivable allowances	$264	$147
Accrued vacation	198	155
Accrued expenses	358	464
S263A capitalizable costs	127	117
Inventory reserves	3,329	1,906
Deferred rent	95	83
Charitable contributions	121	—
Research and development credits	2,315	1,645
Net operating losses	3,412	26
Transaction costs	163	—
Stock-based Compensation	1,157	1,394

Total deferred tax assets	11,539	5,937
Valuation allowance	(6,300)	—

Net deferred tax assets	5,239	5,937

Deferred tax liabilities:
Property and Equipment	(4,320)	(3,676)
Section 481 adjustment	(361)	(532)
Patents and trademarks	(458)	(322)

Total deferred tax liabilities	(5,139)	(4,530)

Total net deferred tax asset	$100	$1,407

A valuation allowance is established when it is “more likely than not” that all, or a portion, of net deferred tax assets will not be realized. The Company has concluded based on all available evidence that certain deferred tax assets as of December 31, 2020 are not more likely than not to be realized and established a valuation allowance of $6,300. No valuation allowance was recorded as of December 31, 2019.

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows :

	2020	2019
Gross unrecognized tax benefits—beginning of period	$731	$1, 173
Increases related to prior year tax positions	10	731
Decreases related to prior year tax positions	(114)	—
Decreases related to settlements of prior year tax positions	—	(1,173)

Gross unrecognized tax benefits—end of period	$627	$731

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

(in thousands, except share and per share data)

As of December 31, 2020 we had federal net operating loss carryforwards of $14,813 which have an indefinite carryforward period and $15,269 of combined state net operating loss carryforwards in various states that will begin to expire in 2037.

The unrecognized tax benefits of $627, if recognized, will impact the Company’s effective tax rate .In accordance with our accounting policy, we recognize accrued interest and penalties relate to unrecognized tax benefits as a component of tax expense. As of December 31, 2020, we have not recorded any interest or penalties associated with unrecognized tax benefits. We expect the total amount of tax contingencies will not decrease in 2021 based on statute of limitation expiration.

A reconciliation of the provision for income taxes at the federal statutory rate compared to the effective tax rate for the years ended December 31, 2020 and 2019 is:

	2020	2019
Statutory U.S. federal tax rate	$1,055	$414
State taxes net of federal benefit	99	32
Non-U.S. earnings taxed at rates different than the U.S. statutory rate	80	(53)
Foreign source earnings, net of associated foreign tax credits	306	328
Benefit of tax credits	(670)	(715)
Stock based compensation	(4,913)	(1,074)
PPP loan forgiveness	(861)	—
Change in valuation allowance	6,300	—
Impact of NOL carryback	—	(174)
Change in unrecognized tax benefits	10	731
Payable differential	—	(618)
Other	121	(18)

Total income tax expense (benefit)	$1,527	$(1,147)

As of December 31, 2020, our foreign operations held cash totaling $1,888. We have not provided for foreign withholding tax on the undistributed earnings from our non-US subsidiaries that are considered to be indefinitely reinvested. If such earnings were to be distributed, any foreign withholding tax would not be significant.

NOTE 13. COMMITMENTS AND CONTIGENCIES

Leases

The Company leases office space, machinery and equipment under long-term lease agreements expiring through 2029. Future minimum lease payments are as follows:

2021	$1,145
2022	1,177
2023	1,193
2024	1,211
2025	1,062
Thereafter	3,461

Total minimum lease payments	$9,249

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

(in thousands, except share and per share data)

Rent expense under operating leases totaled $1,316 and $1,689 for the years ended December 31, 2020 and 2019, respectively, and is included in Selling, general, and administrative expense in the Consolidated Statements of Operations and Comprehensive Income.

Legal Proceedings

We are involved in various lawsuits, claims, inquiries, and other regulatory and compliance matters, most of which are routine to the nature of our business. When it is probable that a loss will be incurred and where a range of the loss can be reasonably estimated, the best estimate within the range is accrued. When the best estimate within the range cannot be determined, the low end of the range is accrued. The ultimate resolution of these claims could affect future results of operations should our exposure be materially different from our estimates or should liabilities be incurred that were not previously accrued. Potential insurance reimbursements are not offset against potential liabilities.

During 2018 Wright Medical Technology, Inc. (“Wright Medical”) sued the Company, claiming patent infringement targeting essentially all of our patents. The case was subsequently updated to include trade secret misappropriations. We have filed motions to dismiss all allegations. We currently believe that we have substantial and meritorious defenses to Wright Medical’s claims and intend to vigorously defend our position, including through the trial and appellate stages if necessary. As the case is ongoing, we are unable to determine the likelihood of an outcome or estimate a range of reasonably possible settlement, if any. Accordingly, we have not made an accrual for any possible loss. The outcome of any litigation, however, is inherently uncertain, and an adverse judgment or settlement in the Wright Medical proceeding, if any, could materially and adversely affect our business, financial position, results of operations or cash flows. We have incurred and expect that we will continue to incur significant expense in defending against the allegations made by Wright Medical.

NOTE 14. RELATED PARTY TRANSACTIONS

The Company has a license agreement dated July 1, 2017 for certain intellectual property with an entity that is affiliated with one of the directors of the Company, under which the Company pays a royalty of four percent (4%) of net revenue related to the licensed intellectual property for the 15 years following the date of first sale, including a minimum annual payment of $250. The term of the agreement is 20 years, and automatically renews for five-year periods thereafter. Payments to the entity under this license agreement totaled $111 and $126 for the years ended December 31, 2020 and 2019, respectively. Amounts payable to this entity as of December 31, 2020 and 2019 were $175 and $36, respectively.

The Company purchased property and equipment of $1,703 and $997 for the years ended December 31, 2020 and 2019, respectively, from a related party tray manufacturing company. Amounts payable as of December 31, 2020 and 2019 to this related party were $102 and $315, respectively.

The Company paid professional services fees to a related party totaling $520 and $446 for the years ended December 31, 2020 and 2019, respectively, and are included in Selling, general, and administrative expense in the Consolidated Statements of Operations and Comprehensive Income. Amounts payable as of December 31, 2020 and 2019 to this related party were $68 and $125, respectively.

On August 27, 2017, the Company entered into a standard supplier quality agreement with a related party, owned by a non-officer employee of the Company, for purchases of screws and surgical instrumentation. Payments to the related party under the agreement totaled $715 and $472 for the years ended December 31, 2020 and 2019, respectively, and are included in Costs of goods sold in the Consolidated Statements of Operations and Comprehensive Income. Amounts payable to the related party as of December 31, 2020 and 2019 were $119 and $99, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

(in thousands, except share and per share data)

NOTE 15. SEGMENT AND GEOGRAPHIC INFORMATION

Operating segments are defined as components of an enterprise for which separate financial information is available and evaluated regularly by the chief operating decision maker, which is our Chief Executive Officer, in deciding how to allocate resources and in assessing performance. We manage our business globally within one operating segment in accordance with ASC Topic 280, Segment Reporting (“ASC 280”). Segment information is consistent with how management reviews the business, makes investing and resource allocation decisions and assesses operating performance.

The following table represents total net revenue by geographic area, based on the location of the customer for the years ended December 31, 2020 and 2019, respectively.

	December 31,
	2020	2019
United States	$100,547	$95,323
International	10,434	10,957

Total net revenue	$110,981	$106,280

No individual country with net revenue originating outside of the United States accounted for more than 10% of consolidated net revenue for the years ended December 31, 2020 and 2019.

The following table represents total non-current assets by geographic area for the years ended December 31, 2020 and 2019, respectively.

	December 31,
	2020	2019
United States	$23,269	$20,296
International	2,419	1,824

Total non-current assets	$25,688	$22,120

No individual country with non-current assets outside of the United States accounted for more than 10% of consolidated non-current assets as of December 31, 2020 and 2019.

NOTE 16. SUBSEQUENT EVENTS

On May 6, 2021, the Company entered into a new credit agreement with Midcap Financial Trust to provide a total of $70,000 including up to $30,000 revolving loan and $40,000 term loans, secured by the Company’s intellectual property. A portion of the proceeds was used for payment of legal fees associated with the transaction, and to repay part of the balance of the Company’s existing revolving loan and term loan. The credit agreement bears a variable interest rate and matures on May 1, 2026.

On May 28, 2021 the Company entered into an Asset Purchase Agreement (“APA”) with Additive Orthopaedics, LLC (“Additive”) and completed the acquisition of Additive. The APA provides for a base purchase price of $15,000 with potential maximum earnout consideration of $9,500. Additive’s 3D-printed Patient Specific Talus Spacer is the only U.S. Food and Drug Administration-approved patient-specific total talus replacement implant authorized in the U.S. for the treatment of avascular necrosis.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

(in thousands, except share and per share data)

In the fourth quarter of 2020, the Company submitted its application for forgiveness of the $3,747 received under the PPP to the SBA. In June 2021, the Company received notice from the SBA that the full amount of PPP funds received totaling $3,747 had been forgiven.

We have evaluated subsequent events through August 2, 2021, which is the date these Consolidated Financial Statements were available to be issued.

PARAGON 28, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

(in thousands)

	June 30,	December 31,
	2021	2020
ASSETS
Current assets:
Cash	$16,044	$17,501
Trade receivables, less allowance for doubtful accounts of $809 and $1,296, respectively	20,649	19,972
Inventories, net	35,546	32,226
Income taxes receivable	1,479	1,479
Other current assets	1,936	617

Total current assets	75,654	71,795
Property and equipment, net	24,726	22,363
Intangible assets, net	15,600	3,325
Goodwill	7,872	—
Deferred income taxes	10	100

Total assets	$123,862	$97,583

LIABILITIES, CONVERTIBLE PREFERRED SERIES EQUITY & STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$13,086	$8,812
Accrued expenses	12,408	10,052
Other current liabilities	2,420	469
Current maturities of long-term debt	178	2,231
Income taxes payable	598	504

Total current liabilities	28,690	22,068
Long-term liabilities:
Long-term debt net, less current maturities	22,118	4,030
Other long-term liabilities	1,928	—

Total liabilities	52,736	26,098

Commitments and contingencies (Note 14)

Convertible preferred series equity:
Series A convertible preferred stock, $0.01 par value, $0 cumulative preferred dividends, as of June 30, 2021 and December 31, 2020, respectively; 2,762,500 shares authorized, issued and outstanding as of June 30, 2021 and December 31, 2020, respectively	4,250	4,250
Series B convertible preferred stock, $0.01 par value, $1,754 and $812 cumulative preferred dividends as of June 30, 2021 and December 31, 2020, respectively; 1,321,740 shares authorized, issued and outstanding as of June 30, 2021 and December 31, 2020, respectively	37,784	36,842

Stockholders’ equity:
Common stock, $0.01 par value, 14,937,569 and 14,437,569 shares authorized; 9,576,566 and 9,513,402 shares issued, and 9,393,861 and 9,347,708 shares outstanding as of June 30, 2021 and December 31, 2020, respectively	94	93
Additional paid in capital	25,547	22,481
Retained earnings	9,065	12,418
Accumulated other comprehensive income	369	823
Treasury stock, at cost; 182,705 and 165,694 shares as of June 30, 2021 and December 31, 2020, respectively	(5,983)	(5,422)

Total stockholders’ equity	29,092	30,393

Total liabilities, convertible preferred series equity & stockholders’ equity	$123,862	$97,583

See accompanying notes to condensed consolidated financial statements.

PARAGON 28, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(in thousands)

	Six Months Ended June 30,
	2021	2020
Net revenue	$68,838	$45,656
Cost of goods sold	13,113	8,337

Gross profit	55,725	37,319

Operating expenses
Research and development costs	7,136	5,828
Selling, general, and administrative	50,041	34,004

Total operating expenses	57,177	39,832

Operating loss	(1,452)	(2,513)

Other expense
Other expense	(26)	(85)
Interest expense	(601)	(462)

Total other expense	(627)	(547)

Loss before income taxes	(2,079)	(3,060)
Income tax expense	332	1,415

Net loss	$(2,411)	$(4,475)

Less: cumulative dividends on Series B convertible preferred stock	(942)	—

Net loss attributable to common stockholders	$(3,353)	$(4,475)

Foreign currency translation adjustment	(454)	(442)

Comprehensive loss	$(3,807)	$(4,917)

Net loss per share attributable to common stockholders:
Basic and diluted	$(0.36)	$(0.53)

Weighted average number of common stocks outstanding:
Basic and diluted	9,377,199	8,494,022

See accompanying notes to condensed consolidated financial statements.

PARAGON 28, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CONVERTIBLE PREFERRED SERIES EQUITY & STOCKHOLDERS’ EQUITY

(in thousands, except for number of shares)

	Series A Convertible Preferred Stock		Series B Convertible Preferred Stock		Common Stock		Additional Paid- in Capital	Retained Earnings	Accumulated Other Comprehensive Income (loss)	Treasury Stock	Total Stockholders’ Equity
	Shares	Amount	Shares	Amount	Shares	Amount
Balance, December 31, 2019	2,762,500	$4,250	—	$—	8,413,340	$84	$17,060	$9,732	$6	$(3,884)	$22,998
Net loss	—	—	—	—	—	—	—	(4,475)	—	—	(4,475)
Issuance of common stock	—	—	—	—	48,765	—	1,341	—	—	—	1,341
Common stock repurchase	—	—	—	—	(8,333)	—	—	—	—	(231)	(231)
Options exercised	—	—	—	—	183,917	1	129	—	—	—	130
Foreign currency translation	—	—	—	—	—	—	—	—	(442)	—	(442)
Stock-based compensation	—	—	—	—	—	—	868	—	—	—	868

Balance, June 30, 2020	2,762,500	$4,250	—	$—	8,637,689	$85	$19,398	$5,257	$(436)	$(4,115)	$20,189

	Series A Convertible Preferred Stock		Series B Convertible Preferred Stock		Common Stock		Additional Paid- in Capital	Retained Earnings	Accumulated Other Comprehensive Income	Treasury Stock	Total Stockholders’ Equity
	Shares	Amount	Shares	Amount	Shares	Amount
Balance, December 31, 2020	2,762,500	$4,250	$1,321,740	$36,842	9,347,708	$93	$22,481	$12,418	$823	$(5,422)	$30,393
Net loss	—	—	—	—	—	—	—	(2,411)	—	—	(2,411)
Issuance of common stock	—	—	—	—	30,303	—	1,000	—	—	—	1,000
Common stock repurchase	—	—	—	—	(17,010)	—	—	—	—	(561)	(561)
Series B convertible preferred stock dividend	—	—	—	942	—	—	—	(942)	—	—	(942)
Options exercised	—	—	—	—	32,860	—	351	—	—	—	351
Foreign currency translation	—	—	—	—	—	—	—	—	(454)	—	(454)
Stock-based compensation	—	—	—	—	—	—	1,715	—	—	—	1,715

Balance, June 30, 2021	2,762,500	$4,250	1,321,740	$37,784	9,393,861	$94	$25,547	$9,065	$369	$(5,983)	$29,092

See accompanying notes to condensed consolidated financial statements.

PARAGON 28, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

(unaudited)

	Six Months Ended June 30,
	2021	2020
Cash flows from operating activities
Net loss	$(2,411)	$(4,475)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	3,678	2,928
Allowance for doubtful accounts	127	250
Provision for excess and obsolete inventories	1,232	1,565
Stock-based compensation	1,715	868
Amortization of debt issuance costs	126	97
Deferred income taxes	—	1,416
Loss on disposal of property and equipment	223	647
(Increase) decrease in:
Accounts receivable	(105)	5,314
Inventories	(4,561)	(4,494)
Other current assets	(1,323)	803
Accounts payable	3,483	337
Accrued expenses and other current liabilities	1,725	(3,874)
Income tax receivable/payable	(43)	(133)

Net cash provided by operating activities	3,866	1,249

Cash flows from investing activities
Purchases of property and equipment	(6,517)	(5,016)
Proceeds from sale of property and equipment	400	247
Purchases of intangible assets	(857)	(348)
Acquisition of Additive Orthopaedics	(15,000)	—

Net cash used in investing activities	(21,974)	(5,117)

Cash flows from financing activities
Payments on revolving credit facility	—	(1,861)
Proceeds from issuance of long-term debt	24,846	—
Payments on long-term debt	(5,945)	(737)
Proceeds from PPP loan	—	3,747
Payments of debt issuance costs	(2,978)	—
Proceeds from issuance of common stock	1,000	1,341
Payments on treasury stock repurchased	(561)	(231)
Proceeds from exercise of stock options	351	130

Net cash provided by financing activities	16,713	2,389

Effect of exchange rate changes on cash	(62)	(95)
Net decrease in cash	(1,457)	(1,574)
Cash at beginning of period	17,501	2,610

Cash at end of period	$16,044	$1,036

Supplemental disclosures of cash flow information:
Cash paid for taxes	$374	$150
Cash paid for interest	$178	$349
Purchase of property and equipment included in accounts payable	$99	$—
Series B convertible preferred stock dividend	$942	$—

See accompanying notes to condensed consolidated financial statements.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except share and per share data)

(unaudited)

NOTE 1. BUSINESS AND BASIS OF PRESENTATION

Business

Paragon 28, Inc. (collectively with its subsidiaries, “we”, “us”, “our”, “P28” or the “Company”) develops, distributes, and sells medical devices in the foot and ankle segment of the orthopedic implant marketplace. Our approach to product development is procedurally focused, resulting in a full range of procedure-specific foot and ankle products designed specifically for foot and ankle anatomy. Our products and product families include plates and plating systems, screws, staples, and nails aimed to address all major foot and ankle procedures including ankle, charcot, fracture fixation, hallux valgus, hammertoe, and flatfoot. P28 is a United States (“U.S.”) based company incorporated in the State of Colorado, with headquarters in Englewood, Colorado. Our sales representatives and distributors are located globally with the majority concentrated in the U.S. and Europe.

Basis of Presentation and Consolidation

The accompanying Condensed Consolidated Financial Statements include the accounts of Paragon 28, Inc. and its wholly owned subsidiaries Paragon 28 Medical Devices Trading Limited—Ireland, Paragon 28 Medical Devices Trading Limited—South Africa, and Paragon Advanced Technologies, Inc. The accompanying Condensed Consolidated Financial Statements have been prepared in conformity with accounting principles generally accepted in the U.S. (“U.S. GAAP”) and pursuant to the rules and regulations of the Securities and Exchange Commission (“SEC”) for interim financial information. Accordingly, they do not include all of the information required by U.S. GAAP for complete financial statements. The Condensed Consolidated Statements of Operations and Comprehensive Loss, Convertible Preferred Series Equity & Stockholders’ Equity, and Cash Flows for the six months ended June 30, 2021 and 2020, and the Condensed Consolidated Balance Sheet as of June 30, 2021, are not audited but reflect all adjustments that are of a normal recurring nature and that are considered necessary for a fair statement of the results for the periods shown. The Condensed Consolidated Balance Sheet as of December 31, 2020, has been derived from the audited Consolidated Financial Statements as of that date. The Condensed Consolidated Financial Statements should be read in conjunction with the Consolidated Financial Statements and notes thereto for the year ended December 31, 2020, which include a complete set of footnote disclosures, including our significant accounting policies. The results for interim periods are not necessarily indicative of the results that may be expected for a full fiscal year or for any other future period. All intercompany balances and transactions have been eliminated in consolidation.

COVID-19 Pandemic

During the first quarter ended March 31, 2020, concerns related to the spread of coronavirus (“COVID-19”) began to create global business disruptions as well as disruptions in our operations. COVID-19 was declared a global pandemic by the World Health Organization on March 11, 2020. Governments at the national, state and local level in the U.S., and globally, have implemented aggressive actions to reduce the spread of the virus, with such actions including lockdown and shelter in place orders, limitations on non-essential gatherings of people, suspension of all non-essential travel, and ordering certain businesses and governmental agencies to cease non-essential operations at physical locations. The spread of COVID-19 has caused significant volatility in the U.S. and international markets.

We have assessed various accounting estimates and other matters, including those that require consideration of forecasted financial information, in context with the unknown future impacts of COVID-19

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

(in thousands, except share and per share data)

(unaudited)

using information that is reasonably available to us at this time. While our current assessment of our estimates did not have a material impact on our Condensed Consolidated Financial Statements as of and for the six months ended June 30, 2021, as additional information becomes available to us, our future assessment of our estimates, including our expectations at the time regarding the duration, scope and severity of the pandemic, as well as other factors, could materially and adversely impact our Condensed Consolidated Financial Statements in future reporting periods.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Significant Accounting Policies

There have been no material changes in our significant accounting policies during the six months ended June 30, 2021, as compared to the significant accounting policies described in Note 2 to the Consolidated Financial Statements for the year ended December 31, 2020, except as detailed below.

Use of Estimates

The preparation of the financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Because future events and their effects cannot be determined with precision, actual results could differ significantly from these estimates. Any changes in these estimates will be reflected in the Company’s Condensed Consolidated Financial Statements. Significant items subject to such estimates and assumptions include the determination of the collectability of trade receivables, inventory obsolescence, impairment of long-lived assets, recoverability of goodwill and intangible assets, earn-out liability, income taxes and stock-based compensation.

Deferred Initial Public Offering Costs

We have incurred certain costs in connection with our anticipated initial public offering (“IPO”). We capitalize such deferred costs, which primarily consist of incremental legal, professional, and other third-party fees directly attributable to the IPO. The deferred IPO costs will be offset against IPO proceeds upon consummation of an offering. Should the planned IPO be abandoned, the deferred IPO costs will be expensed immediately as a charge to Operating expenses in the Statements of Operations and Comprehensive Loss. As of June 30, 2021 and December 31, 2020, deferred IPO costs were $555 and $0, respectively, and were included within Other current assets in the Condensed Consolidated Balance Sheets.

Business Combination

We allocate the purchase consideration to the identifiable net assets acquired, including intangible assets and liabilities assumed, based on estimated fair values at the date of the acquisition. The excess of the fair value of the purchase consideration over the fair value of the identifiable assets and liabilities, if any, is recorded as goodwill. During the measurement period, which is up to one year from the acquisition date, we may adjust provisional amounts that were recognized at the acquisition date to reflect new information obtained about facts and circumstances that existed as of the acquisition date.

Determining the fair value of assets acquired and liabilities assumed requires significant judgment, including the selection of valuation methodologies including the income approach, the cost approach, and the market approach. Significant assumptions used in those methodologies include, but are not limited to, the

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

(in thousands, except share and per share data)

(unaudited)

expected values of the underlying metric, the systematic risk embedded in the underlying metric, the volatility of the underlying metric, the risk-free rate, and the counterparty risk. The use of different valuation methodologies and assumptions is highly subjective and inherently uncertain and, as a result, actual results may differ materially from estimates.

Intangibles

The costs associated with applying for patents and trademarks are capitalized. Patents are amortized on a straight-line basis over the lesser of the patent’s economic or legal life, which is seventeen years. Costs associated with capitalized patents include third-party attorney fees and other third-party fees as well as costs related to the following: the preparation of patent applications, government filings and registration fees, drawings, computer searches, and translations related to specific patents. Trademarks that are anticipated to be renewed every ten years have an indefinite life and are not amortized but tested for impairment annually. Once it is determined a trademark will no longer be renewed, the trademark is amortized over the remainder of the trademark’s registration period. Acquired intellectual property is assumed to have an indefinite life. Customer relationships and other intangibles, which mainly consist of noncompete arrangements, are amortized over an estimated useful life of three years on a straight-line basis. Developed technology is amortized over an estimated useful life of twelve years on a straight-line basis.

Amortizable intangible assets are assessed for impairment upon triggering events that indicate that the carrying value of an asset may not be recoverable. Recoverability is measured by a comparison of the carrying amount to future net undiscounted cash flows expected to be generated by the associated asset. If the asset’s carrying value is determined to not be recoverable, the impairment to be recognized is measured by the amount by which the carrying amount exceeds the fair market value of the intangible assets.

Indefinite-lived trademark assets and acquired intellectual property are reviewed for impairment annually or whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. The Company can elect to first apply the optional qualitative impairment assessment to determine whether the indefinite-lived intangible asset is more-likely-than-not impaired. If, on the basis of the qualitative impairment assessment, an entity asserts that it is more likely than not that the indefinite-lived intangible asset is impaired, the Company would be required to calculate the fair value of the asset for an impairment test. Impairment loss is recognized if the carrying amount of the asset exceeds its fair value.

A qualitative assessment considers macroeconomic and other industry-specific factors, such as trends in short-term and long-term interest rates and the ability to access capital, and company specific factors such as trends in revenue generating activities, and merger or acquisition activity. If the Company elects to bypass qualitatively assessing its indefinite-lived intangible assets, or it is not more likely than not that the fair value of the intangible asset exceeds its carrying value, management estimates the fair value of the intangible asset and compares it to the carrying value. The estimated fair value of the intangible asset is established using an income approach based on a discounted cash flow model that includes significant assumptions about the future operating results and cash flows of the intangible asset or assets.

Goodwill

Goodwill represents the excess of the purchase price as compared to the fair value of net assets acquired and liabilities assumed. Goodwill is not amortized, but is tested for impairment annually or when indications of impairment exist. We can elect to qualitatively assess goodwill for impairment if it is more likely than not that the fair value of a reporting unit exceeds its carrying value.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

(in thousands, except share and per share data)

(unaudited)

Impairment exists when the carrying amount, including goodwill, of the reporting unit exceeds its fair value, resulting in an impairment charge for this excess (not to exceed the carrying amount of the goodwill). Our annual impairment testing date is October 1. The impairment, if determined, is recorded within Operating expenses in the Condensed Consolidated Statements of Operations and Comprehensive Loss in the period the determination is made. There were no impairments recorded during the periods presented.

Contingent Earn-out Consideration

Business combinations may include contingent earn-out consideration as part of the purchase price under which the Company will make future payments to the seller upon the achievement of certain milestones. The fair value of the contingent earn-out consideration is estimated as of the acquisition date at the present value of the expected contingent payments. Two methodologies may be considered in the valuation: the scenario-based model (“SBM”) and Monte Carlo simulation. The SBM relies on multiple outcomes to estimate the likelihood of future payoff of the contingent consideration. The resulting earnout payoff is then probability-weighted and discounted at an appropriate risk adjusted rate in order to arrive at the present value of the expected earnout payment. The Monte Carlo simulation is used to value the non-linear contingent considerations based on projected financial metrics. Each trial of the Monte Carlo simulation draws a value from the assumed distribution for the underlying metric. The earnout payoff for each simulation trial is calculated based on that particular simulated path for the underlying metrics and then discounted to present value using the risk-free rate, adjusted for counterparty credit risk. The value of the earnout is estimated as the average value from all simulation trials. The fair value estimates use unobservable inputs that reflect our own assumptions as to the ability of the acquired business to meet the targeted benchmarks and discount rates used in the calculations. The unobservable inputs are defined in ASC Topic 820, “Fair Value Measurements and Disclosures,” as Level 3 inputs.

We review the probabilities of achievement of the earnout milestones to determine impact on the fair value of the earnout consideration on a quarterly basis over the earn-out period. Actual results are compared to the estimates and probabilities of achievement used in our forecasts. Should actual results of the acquired business increase or decrease as compared to our estimates and assumptions, the estimated fair value of the contingent earn-out consideration liability will increase or decrease, up to the contractual limit, as applicable. Changes in the estimated fair value of the contingent earn-out consideration are reflected in our results of operations in the period in which they are identified. Changes in the estimated fair value of the contingent earn-out consideration may materially impact or cause volatility in our operating results.

Trade Receivables, Less Allowance for Doubtful Accounts

The Company estimates an allowance for doubtful accounts based upon an evaluation of the current status of receivables, historical experience, and other factors as necessary. It is reasonably possible that the Company’s estimate of the allowance for doubtful accounts will change. The allowance for doubtful accounts was $809 and $1,296 as of June 30, 2021 and December 31, 2020, respectively.

Inventories, Net

The Company estimates a reserve for obsolete and slow-moving inventory based on current inventory levels, historical sales and future projected demand. Charges for excess and obsolete inventory are included in Cost of goods sold and were $1,149 and $1,568 for the six months ended June 30, 2021 and 2020, respectively. The inventory reserve was $17,920 and $16,771 as of June 30, 2021 and December 31, 2020, respectively.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

(in thousands, except share and per share data)

(unaudited)

Revenue Recognition

Revenue is recorded when our performance obligation is satisfied which is when our customers take title of the product, and typically when the product is used in surgery. As such, the timing of revenue recognition may differ from the timing of invoicing to our customers. We have recorded unbilled accounts receivable related to this timing difference of $2,875 and $3,273 as of June 30, 2021 and December 31, 2020, respectively.

Accounting Pronouncements Issued Not Yet Adopted

As of June 30, 2021, there are no recently issued accounting pronouncements not yet adopted which would have a material effect on the Company’s Condensed Consolidated Financial Statements.

NOTE 3. BUSINESS COMBINATION

Additive Orthopaedics

On May 28, 2021 (“Closing Date”), the Company entered into an Asset Purchase Agreement (“APA”) with Additive Orthopaedics, LLC (“Additive” or “Seller”) and completed an acquisition of substantially all of the operating and intangible assets of Additive, for total cash consideration of $15,000 at closing. The APA also provided for potential earn-out consideration to the Seller in connection with the achievement of certain milestones, including both project-based and revenue-based milestones, with various expiration dates through the fourth anniversary of the Closing Date. The earn-out has a maximum payment not to exceed $9,500, in the aggregate. If an individual milestone is not met by the specified milestone expiration date, the earn-out related to that specific milestone will not be paid. The contingent earn-out consideration had an estimated fair value of $3,910 as of the Closing Date. Acquisition related costs were approximately $524 during the six months ended June 30, 2021 and are included in Selling, general, and administrative expenses in the Condensed Consolidated Statements of Operations and Comprehensive Loss. No acquisition related costs were incurred in the six months ended June 30, 2020.

Additive’s 3D-printed Patient Specific Talus Spacer is the only U.S. Food and Drug Administration-approved patient-specific total talus replacement implant authorized in the U.S. for the treatment of avascular necrosis. The acquisition of Additive allowed the Company to further expand into the patient specific implant market.

The Company has accounted for the acquisition of Additive under ASC Topic 805, Business Combinations (“ASC 805”). Additive’s results of operations are included in the Condensed Consolidated Financial Statements beginning after May 28, 2021, the acquisition date.

The following table summarizes the preliminary purchase consideration transferred in connection with the acquisition of Additive and consists of the following:

Consideration Paid
Cash consideration	$15,000
Contingent consideration	3,910

Total consideration	$18,910

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

(in thousands, except share and per share data)

(unaudited)

The following table summarizes the preliminary fair values of the assets acquired and liabilities assumed as of the Closing Date:

Assets acquired:
Accounts receivable	$761
Inventory	113
Intangible assets	11,560
Goodwill	7,872

Total Assets Acquired	$20,306
Liabilities assumed:
Accounts payable	$796
Accrued expenses	600

Total Liabilities Assumed	$1,396

Net assets acquired	$18,910

Identified intangible assets consist of noncompete arrangements, customer relationships, and developed technology. The fair value of each were determined with the assistance of an external valuation specialist using a combination of the income, market, and asset approach, in accordance with ASC 805. The purchase consideration was allocated to the identifiable net assets acquired based on estimated fair values at the date of the acquisition. The purchase consideration and its allocation are preliminary and may be adjusted to reflect new information obtained about facts and circumstances that existed as of the acquisition date. The excess of the fair value of the purchase consideration over the fair value of the identifiable assets and liabilities, if any, was recorded as goodwill. The goodwill is attributable to the expected synergies with the Company’s existing operations. The entire amount of the purchase price allocated to goodwill will be deductible for income tax purposes pursuant to Internal Revenue Code Section 197 over a 15-year period. The useful life determination was made by management in line with the Company’s policy on assets. Both determinations are outlined in the table below:

	Fair Value	Estimated Useful Life (in years)
Noncompete arrangements	$30	3
Customer relationships	240	3
Developed technology	11,290	12

	$11,560

There is no supplemental proforma presentation of operating results of the acquisition of Additive due to the immaterial impact on the Company’s Consolidated operations for the six months ended June 30, 2021 and 2020.

NOTE 4. GOODWILL AND INTANGIBLE ASSETS

Goodwill

The Company maintained a goodwill balance of $7,872 and $0 as of June 30, 2021 and December 31, 2020, respectively. The balance relates solely to the acquisition of Additive, as disclosed in Note 3 to the Condensed Consolidated Financial Statements.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

(in thousands, except share and per share data)

(unaudited)

Intangibles

Intangible assets as of June 30, 2021 are as follows:

	Estimated Useful Life (in years)	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Patents, definite-lived	11.6	$2,812	$422	$2,390
Trademarks, indefinite-lived	Indefinite	354	—	354
Acquired intellectual property, indefinite-lived	Indefinite	1,378	—	1,378
Customer relationships	3	240	7	233
Developed technology	12	11,290	74	11,216
Other intangibles	3	30	1	29

Total patents, trademarks and intangibles, net		$16,104	$504	$15,600

Intangible assets as of December 31, 2020, are as follows:

	Estimated Useful Life (in years)	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Patents, definite-lived	13.3	$2,504	$363	$2,141
Trademarks, indefinite-lived	Indefinite	306	—	306
Acquired intellectual property, indefinite-lived	Indefinite	878	—	878

Total patents, trademarks and intangibles, net		$3,688	$363	$3,325

Amortization expense is included in Selling, general, and administrative expenses and was $141 and $48 for the six months ended June 30, 2021 and 2020, respectively.

Expected future amortization expense is as follows:

2021 (Remaining)	$596
2022	$1,183
2023	$1,183
2024	$1,130
2025	$1,093
2026	$1,093

No impairment charges related to intangibles and goodwill were recorded for the six months ended June 30, 2021 and 2020.

NOTE 5. CONTINGENT EARN-OUT CONSIDERATION

Our estimated contingent earn-out liability related to the acquisition of Additive was $3,910 as of June 30, 2021. The current portion of contingent earn-out liability of $1,982 is included in Other-current liabilities and the non-current portion of $1,928 is included in Other long-term liabilities on the Condensed Consolidated Balance Sheet. There were no changes to the estimated fair value of contingent earn-out liability subsequent to the Closing Date. We made no cash payments for contingent earn-out consideration during the six months ended June 30, 2021.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

(in thousands, except share and per share data)

(unaudited)

NOTE 6. DEBT

Long-term debt as of June 30, 2021 and December 31, 2020 consists of the following:

	June 30, 2021	December 31, 2020
Equipment note payable, due July 2021	$18	$72
New 2020 Term Loan	—	5,814
Bank of Ireland Note Payable	337	427
MidCap Revolving Loan	14,846	—
MidCap Term Loan	10,000	—

	$25,201	$6,313
Less: deferred issuance costs	(2,905)	(52)

Total debt, net of issuance costs	22,296	6,261

Less: current portion	(178)	(2,231)

Long-term debt, net, less current maturities	$22,118	$4,030

MidCap Credit Agreements

On May 6, 2021, the Company entered into a new credit agreement with MidCap Financial Trust to provide a total of $70,000 including up to a $30,000 revolving loan (“MidCap Revolving Loan”) and up to a $40,000 term loan (“MidCap Term Loan”), secured by substantially all the Company’s assets, debt, and equity (“MidCap Credit Agreements”). The MidCap Term Loan is comprised of two tranches, the first of which provides a commitment amount of $10,000, and the second a commitment of $30,000. A portion of the proceeds was used for payment of legal fees associated with the acquisition of Additive, and to repay the balance of the Company’s loan with Vectra Bank. The credit agreement bears a variable interest rate of LIBOR plus 6% and matures on the earlier of May 1, 2026, a change in control event, or in the event of an IPO (“Termination Date”). The entire principal balances of the MidCap Revolving Loan and MidCap Term Loan are due on the Termination Date. Interest payments are payable monthly, with optional principal prepayments allowed under the MidCap Credit Agreements. Total debt issuance costs associated with the MidCap Credit Agreements was $3,031. Amortization expense associated with such debt issuance costs totaled $126 for the six months ended June 30, 2021 and is included in Interest expense on the Condensed Consolidated Statements of Operations and Comprehensive Loss.

Vectra Bank Colorado Loan Agreements

On June 20, 2018, the Company entered into a loan agreement (the “Loan Agreement”) with Zions Bancorporation, N.A. dba Vectra Bank Colorado (“VBC”). The Loan Agreement consisted of a $12,500 revolving line of credit (the “Revolving Loan”). The borrowing base on the Revolving Loan is an amount equal to the greater of 1.25 multiplied by the Company’s EBITDA for the past 12 months or the sum of: (1) 85% of eligible accounts receivable plus (2) 50% of eligible inventory plus (3) 30% of eligible fixed assets. The Revolving Loan bears interest at the adjustable rate equal to the one-month London Inter-bank Offered Rate (“LIBOR”) rate plus an applicable margin per annum, but not less than 2.00%, and had an original maturity of December 1, 2018. The applicable margin is subject to adjustment as provided in the Loan Agreement. The Revolving Loan may be used only for working capital purposes. The original Loan Agreement was secured by all assets and personal property of the Company, including all goods, equipment, inventory, cash, intellectual property, and certificates of deposit. The Loan Agreement contains financial and other customary covenants.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

(in thousands, except share and per share data)

(unaudited)

On November 27, 2018, the Company entered into the First Amendment to the Loan Agreement (“First VBC Loan Amendment”). The First VBC Loan Amendment extended the Revolving Loan maturity to June 30, 2019. A new Intellectual Property Security Agreement, dated November 27, 2018, was executed with the First VBC Loan Amendment which grants a security interest in substantially all assets of the Company, including all right, title, and interest of the Company in all currently owned and subsequently acquired copyrights, trademarks, and patents and all products and proceeds thereof to VBC.

On April 25, 2019, the Company entered into the Second Amendment to the Loan Agreement (“Second VBC Loan Amendment”). The Second VBC Loan Amendment added a $5,000 term loan facility (the “Term Loan”) to the Loan Agreement. The Term Loan bears interest at the adjustable rate equal to the one-month LIBOR plus an applicable margin per annum and has a maturity date of April 25, 2021. The Term loan may only be used to fund new equipment purchases and tenant improvements at the Company’s leased facilities.

On June 17, 2019, the Company entered into the Third Amendment to the Loan Agreement (“Third VBC Loan Amendment”). The Third VBC Loan Amendment extended the maturity date of the Revolving Loan to August 31, 2019. No other terms of the Loan Agreement were materially changed.

On September 23, 2019, the Company entered into the Fourth Amendment to the Loan Agreement (“Fourth VBC Loan Amendment”). The Fourth VBC Loan Amendment extended the maturity date of the Revolving Loan to June 30, 2020. The Fourth VBC Loan Amendment also sets forth a minimum tangible net worth calculated as total assets, excluding intangible assets, less total liabilities (i) of not less than $18,000 tested quarterly on a rolling 4-quarter basis commencing June 30, 2018, and (ii) of not less than $20,900 tested quarterly on a rolling 4-quarter basis commencing September 30, 2019.

On November 6, 2019, the Company entered into the Fifth Amendment to the Loan Agreement (“Fifth VBC Loan Amendment”). The Fifth VBC Loan Amendment added a $5,000 draw-to-term loan facility (the “Buyout Loan”) to the Loan Agreement. The Buyout Loan had a maturity date of June 30, 2020 and bears interest at the adjustable rate equal to the one-month LIBOR rate plus 2.00% per annum.

On March 27, 2020, the Company entered into the Amended and Restated Loan Agreement (the “New Loan Agreement”). The New Loan Agreement refinanced the existing Term Loan and existing Buyout Loan into a single term loan in the aggregate principal amount of $6,802 (the “New 2020 Term Loan”) and increased the maximum principal amount of the existing Revolving Loan to $15,000 (the “New 2020 Revolving Loan”). The maturity date for both loans was September 30, 2020 and was subsequently extended to October 5, 2023. The New Loan Agreement is secured by substantially all the Company’s assets. The New Loan Agreement contains financial and other customary covenants and bears an interest rate of 3%. The Company repaid this New 2020 Revolving Loan in 2021 with proceeds from the MidCap Credit agreements.

Equipment Notes Payable

In August 2016, the Company entered an equipment note payable with Zions Credit Corporation in a principal amount of $499 (“Equipment Note Payable”). The Equipment Note Payable is due July 2021 and is secured by equipment. The Equipment Note Payable bears an annual interest rate of 3.95% and is due in equal monthly installments including interest.

In February 2017, the Company entered an equipment note payable with Zions Credit Corporation in a principal amount of $1,250 (“Equipment Note Payable”). The Equipment Note Payable was due February 2020 and is secured by equipment. The Equipment Note Payable bears an annual interest rate of 4.50% and is due in

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

(in thousands, except share and per share data)

(unaudited)

equal monthly installments including interest. The Company paid the remaining balance of the Equipment Note Payable in February 2020.

Bank of Ireland Note Payable

On June 12, 2020, the Company entered a term loan with Bank of Ireland in a principal amount of $474 (the “Bank of Ireland Note Payable”). The Bank of Ireland Note Payable bears an annual interest rate of 4% and is due in equal monthly installments over a 36-month period, including interest. The Bank of Ireland Note Payable contains financial and other customary covenants.

NOTE 7. NOTE PAYABLE—RELATED PARTY

On November 15, 2019, the Company entered into a $3,000 promissory note with a stockholder of the Company (the “Stockholder Note”). The Stockholder Note is unsecured and bears interest at a rate of 6% per annum, payable monthly. The Company paid the full principal and interest accrued on the Stockholder Note in July 2020. The interest expense associated with such Stockholder Note was $0 and $90 for the six months ended June 30, 2021 and 2020, respectively, which is recorded in Interest expense on the Condensed Consolidated Statements of Operations and Comprehensive Loss.

NOTE 8. CONVERTIBLE PREFERRED SERIES EQUITY AND STOCKHOLDERS’ EQUITY

Under its Amended and Restated Articles of Incorporation dated July 22, 2020 and the Board resolution adopted June 27, 2021, the Company had a total of 19,021,809 shares of capital stock authorized for issuance, consisting of 14,937,569 shares of common stock, par value of $0.01 per share, and 4,084,240 shares of convertible preferred stock, par value of $0.01 per share. The convertible preferred stock consists of 2,762,500 shares of Series A convertible preferred stock and 1,321,740 shares of Series B convertible preferred stock.

Common Stock

In January 2021, the Company issued an aggregate of 30,303 shares of its common stock at a price of $33.00, resulting in total proceeds of approximately $1,000.

Common stock reserved for future issuance are as follow:

June 30, 2021
Convertible preferred stock	4,084,240
Common stock options granted and outstanding	994,296
Common stock reserved for future option grants	495,100

Total common stock reserved for future issuance	5,573,636

Series A Convertible Preferred Stock

In December 2011, the Company issued an aggregate of 650,001 shares of its Series A convertible preferred stock at a price of $1.53846 per share, resulting in total proceeds of approximately $1,000.

In February and November 2012, the Company issued an aggregate of 2,112,499 shares of its Series A convertible preferred stock at a price of $1.53846 per share, resulting in total proceeds of approximately $3,250.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

(in thousands, except share and per share data)

(unaudited)

As of June 30, 2021, there are 2,762,500 shares of Series A convertible preferred stock outstanding.

As of June 30, 2021 and December 31, 2020, the Company’s Series A convertible preferred stock have been classified as temporary equity in the accompanying Condensed Consolidated Balance Sheets given that a majority of the Company’s board of directors seats are held by convertible preferred stockholders and they could cause certain events to occur that are outside of the Company’s control whereby the Company could be obligated to redeem the convertible preferred stock.

Convertible Series B Preferred Stock

In July 2020, the Company issued an aggregate of 1,321,740 shares of its Series B convertible preferred stock at a price of $28.75 per share, resulting in total net proceeds of approximately $36,030, net of issuance costs of $1,970.

As of June 30, 2021, there are 1,321,740 shares of Series B convertible preferred stock outstanding.

As of June 30, 2021 and December 31, 2020, the Company’s Series B convertible preferred stock have been classified as temporary equity in the accompanying balance sheets given that a majority of the Company’s Board of Directors seats are held by convertible preferred stockholders and they could cause certain events to occur that are outside of the Company’s control whereby the Company could be obligated to redeem the convertible preferred stock.

Treasury Stock

The Company purchased a total of 17,010 and 8,333 shares of its common stock during the six months ended June 30, 2021 and 2020, respectively, for $561 and $229, respectively. Share purchases during the first six months of June 30, 2021 and 2020 were made at an average of $33.00 and $27.50 per share, respectively. All repurchased shares were recorded in Treasury stock at cost.

NOTE 9. EARNINGS (LOSS) PER SHARE

Basic net loss per share is computed by dividing net loss attributable to common stockholders (the numerator) by the weighted average number of common stock outstanding for the period (the denominator). In periods when losses from continuing operations are reported, the weighted-average number of common stock outstanding excludes common stock equivalents because their inclusion would be anti-dilutive. The computation of net loss per share for the six months ended June 30, 2021 and 2020, respectively was as follows:

	Six Months Ended June 30,
(in thousands, except per share data)	2021	2020
Net loss attributable to common stockholders
Net loss attributable to Paragon 28, Inc.	$(2,411)	$(4,475)
Less: Dividends on Series B convertible preferred stock	(942)	—

Net loss attributable to common stockholders	$(3,353)	$(4,475)

Weighted-average common stock outstanding:
Basic and diluted	9,377,199	8,494,022

Loss per share:
Basic and diluted	$(0.36)	$(0.53)

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

(in thousands, except share and per share data)

(unaudited)

The following outstanding potentially dilutive securities were excluded from the calculation of diluted net loss per share attributable to common stockholders because their impact would have been antidilutive for the period presented:

	As of June 30,
	2021	2020
Stock options	994,296	1,420,256
Series A convertible preferred stock	2,762,500	2,762,500
Series B convertible preferred stock	1,321,740	—

NOTE 10. STOCK-BASED COMPENSATION

The Company approved and adopted the March 11, 2011 stock option plan, which permits the grant of stock options to its employees for up to 3,160,000 shares of common stock. Option awards are generally granted with an exercise price equal to the market price of the Company’s stock at the date of grant; those options generally, vest based on one to four years of continuous service and have ten-year contractual terms. There were 80,250 and 57,000 options granted during the six months ended June 30, 2021 and 2020. As of June 30, 2021, the Company had reserved 495,100 options for future grant. The time-based stock options vest in equal installments each year from one to four years. The performance-based options are eligible to vest in equal installments each year subject to the individual meeting certain sales targets.

During the six months ended June 30, 2021 and 2020, the Company recognized $1,715 and $868, respectively, of compensation expense related to stock options. Stock-based compensation expenses are recorded in Selling, general and administrative expenses in the Condensed Consolidated Statements of Operations and Comprehensive Loss.

The Company received cash in the amount of $351 and $130 from the exercise of stock options for the six months ended June 30, 2021 and 2020, respectively. The tax benefit from equity options exercised were $74 and $27 for the six months ended June 30, 2021 and 2020, respectively.

During the first six months of 2020, the Company granted certain officers and contractors of the Company an aggregate of 57,000 options at a weighted average strike price of $31.55. Of the options granted, there were time-based options and performance-based options, which vest upon achievement of the sales performance milestone.

During the first six months of 2021, the Company granted certain officers and contractors of the Company an aggregate of 80,250 time-based options at a weighted average strike price of $32.44.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

(in thousands, except share and per share data)

(unaudited)

The following summarizes the Company’s stock option plan and the activity for the six months ended June 30, 2021:

	Shares	Weighted- Average Exercise Price	Weighted- Average Remaining Contractual Term (Years)
Outstanding December 31, 2020	951,906	$22.75	7.84
Granted	80,250	32.44
Exercised	(32,860)	10.69
Forfeited or expired	(5,000)	30.80

Outstanding June 30, 2021	994,296	$23.89	7.57

Exercisable June 30, 2021	555,521	$17.45	6.19

Vested and expected to vest at June 30, 2021	994,296	$23.89	7.57

The aggregate intrinsic value of options outstanding as of June 30, 2021 is $15. The aggregate intrinsic value of vested and exercisable options as of June 30, 2021 is $15. The aggregate intrinsic value of options exercised during the six months ended June 30, 2021 and 2020 is $2 and $398, respectively. The weighted average fair value of options granted during the six months ended June 30, 2021 and 2020 was $16.11 and $15.32, respectively, on the dates of grant.

As of June 30, 2021, there was approximately $5,189 total unrecognized compensation cost related to non-vested stock-based compensation arrangements, which is expected to be recognized over a weighted average period of 1.78 years.

The fair value of each option award is estimated on the date of grant using a Black Scholes option pricing model. The absence of an active market for the Company’s common stock required it to estimate the fair value of the Company’s common stock for purposes of granting stock options and for determining stock-based compensation expense for the periods presented. The Company obtained third-party valuations to assist in determining the estimated fair value of its common stock in addition to contemporaneous sales of common stock. These third-party valuations used the methodologies, approaches, and assumptions consistent with the American Institute of Certified Public Accountants Practice Guide, Valuation of Privately-Held-Company Equity Securities Issued as Compensation. Expected volatilities are based on historical volatilities of comparable companies. The Company uses the “simplified” method of calculation for estimating expected term since the simplified method provides a reasonable estimate in comparison to actual experience. The risk-free rate is based on the U.S. Treasury yield rates for the expected term. The Company does not anticipate that dividends on common stock will be distributed in the near future. Below are the following assumptions used for the six months ended June 30, 2021 and 2020 in determining the fair value of each option award:

	Six Months Ended June 30,
	2021	2020
Expected volatility	54%	51% – 53%
Expected dividends	—	—
Expected term (in years)	5.75	5.75
Risk-free rate	0.47%	0.35% – 1.66%

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

(in thousands, except share and per share data)

(unaudited)

NOTE 12. EMPLOYEE BENEFIT PLAN

The Company sponsors a defined contribution plan for eligible employees who are 21 years of age with three months of service can voluntarily contribute up to 100% of their eligible compensation. The Company has elected a Safe Harbor plan in which the Company must contribute 3% of eligible compensation. In addition, the Company may make discretionary contributions which are determined and authorized by the Board of Directors each plan year. The Company made matching contributions to its employee benefit plan of $296 and $249 for the six months ended June 30, 2021 and 2020, respectively.

NOTE 13. INCOME TAXES

The effective tax rates for the six months ended June 30, 2021 and 2020 are as follows:

	Six Months Ended June 30,
	2021	2020
Effective tax rate	-16.0%	-46.2%

For the six months ended June 30, 2021 and 2020, the Company recorded tax expense of $332 and $1,414, respectively. The majority of change in tax expense recorded in 2020 versus 2019 relates to losses generated in the U.S. for which no benefit is recognized.

The Company’s 2021 and 2020 income tax expense and rates differed from the amount of income tax determined by applying the U.S. Federal income tax rate to pre-tax income primarily as a result of the U.S. jurisdiction that has a full valuation allowance recorded on U.S. deferred tax assets. In addition, the tax rate is lower than the U.S. statutory federal tax rate as a result of foreign earnings that are taxed at lower tax rates.

The Company continues to monitor the realization of its deferred tax assets and assesses the need for a valuation allowance. The Company analyzes available positive and negative evidence to determine if a valuation allowance is needed based on the weight of the evidence. This objectively verifiable evidence includes the current & prior two years’ profit and loss positions after considering pre-tax book income plus or minus permanent adjustments as well as other positive & negative evidence available. This process requires management to make estimates, assumptions, and judgments that are uncertain in nature. The Company has established a valuation allowance with respect to deferred tax assets in the U.S. and continues to monitor and assess potential valuation allowances in all its jurisdictions.

NOTE 14. COMMITMENTS AND CONTIGENCIES

Leases

The Company leases office space, machinery and equipment under long-term lease agreements expiring through 2029. Rent expense under operating leases totaled $667 and $686 for the six months ended June 30, 2021 and 2020, respectively, and is included in Selling, general, and administrative expense in the Condensed Consolidated Statements of Operations and Comprehensive Loss.

Legal Proceedings

We are involved in various lawsuits, claims, inquiries, and other regulatory and compliance matters, most of which are routine to the nature of our business. When it is probable that a loss will be incurred and where a range of the loss can be reasonably estimated, the best estimate within the range is accrued. When the best

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

(in thousands, except share and per share data)

(unaudited)

estimate within the range cannot be determined, the low end of the range is accrued. The ultimate resolution of these claims could affect future results of operations should our exposure be materially different from our estimates or should liabilities be incurred that were not previously accrued. Potential insurance reimbursements are not offset against potential liabilities.

During 2018 Wright Medical Technology, Inc. (“Wright Medical”) sued the Company, claiming patent infringement targeting essentially all of our patents. The case was subsequently updated to include trade secret misappropriations. We have filed motions to dismiss all allegations. We currently believe that we have substantial and meritorious defenses to Wright Medical’s claims and intend to vigorously defend our position, including through the trial and appellate stages if necessary. As the case is ongoing, we are unable to determine the likelihood of an outcome or estimate a range of reasonably possible settlement, if any. Accordingly, we have not made an accrual for any possible loss. The outcome of any litigation, however, is inherently uncertain, and an adverse judgment or settlement in the Wright Medical proceeding, if any, could materially and adversely affect our business, financial position, results of operations or cash flows. We have incurred, and expect that we will continue to incur, significant expense in defending against the allegations made by Wright Medical.

NOTE 15. RELATED PARTY TRANSACTIONS

The Company has a license agreement dated July 1, 2017 for certain intellectual property with an entity that is affiliated with one of the directors of the Company, under which the Company pays a royalty of four percent (4%) of net revenue related to the licensed intellectual property for the 15 years following the date of first sale, including a minimum annual payment of $250. The term of the agreement is 20 years, and automatically renews for five-year periods thereafter. Payments to the entity under this license agreement totaled $207 and $66 for the six months ended June 30, 2021 and 2020, respectively. Amounts payable to this entity as of June 30, 2021 and December 31, 2020 were $29 and $175, respectively.

The Company purchased property and equipment of $1,385 and $846 for the six months ended June 30, 2021 and 2020, respectively, from a related party tray manufacturing company. Amounts payable as of June 30, 2021 and December 31, 2020 to this related party were $54 and $102, respectively.

The Company paid professional services fees to a related party totaling $337 and $150 for the six months ended June 30, 2021 and 2020, respectively, and are included in Selling, general, and administrative expense in the Condensed Consolidated Statements of Operations and Comprehensive Loss. Amounts payable as of June 30, 2021 and December 31, 2020 to this related party were $63 and $68, respectively.

On August 27, 2017, the Company entered into a standard supplier quality agreement with a related party, owned by a non-officer employee of the Company, for purchases of screws and surgical instrumentation. Payments to the related party under the agreement totaled $789 and $267 for the six months ended June 30, 2021 and 2020, respectively, and are included in Costs of goods sold in the Condensed Consolidated Statements of Operations and Comprehensive Loss. Amounts payable to the related party as of June 30, 2021 and December 31, 2020 were $150 and $119, respectively.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

(in thousands, except share and per share data)

(unaudited)

NOTE 16. SEGMENT AND GEOGRAPHIC INFORMATION

The following table represents total net revenue by geographic area, based on the location of the customer for the six months ended June 30, 2021 and 2020, respectively.

	Six Months Ended June 30,
	2021	2020
United States	$60,132	$41,111
International	8,706	4,545

Total net revenue	$68,838	$45,656

No individual country with net revenue originating outside of the United States accounted for more than 10% of consolidated net revenue for the six months ended June 30, 2021 and 2020.

The following table represents total assets by geographic area for the as of June 30, 2021 and December 31, 2020, respectively.

	June 30, 2021	December 31, 2020
United States	$111,205	$85,488
International	12,657	12,095

Total assets	$123,862	$97,583

No individual country with total assets outside of the United States accounted for more than 10% of consolidated total assets as of June 30, 2021 and December 31, 2020.

NOTE 17. SUBSEQUENT EVENTS

We have evaluated subsequent events through September 8, 2021, which is the date these Condensed Consolidated Financial Statements were available to be issued, noting no reportable events.

Through and including                 , 2021, (the 25th day after the date of this prospectus), all dealers effecting transactions in the Common Stock, whether or not participating in this offering, may be required to deliver a prospectus. This delivery requirement is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

             Shares

Paragon 28, Inc.

Common Stock

PROSPECTUS

BofA Securities

Piper Sandler

Canaccord Genuity

JMP Securities

Needham & Company

                    , 2021

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution

The following table sets forth all the costs and expenses, other than underwriting discounts, payable in connection with the sale of the shares of common stock being registered hereby. Except as otherwise noted, the Registrant will pay all of the costs and expenses set forth in the following table. All amounts shown below are estimates, except the SEC registration fee, the FINRA filing fee and the stock exchange listing fee:

Amount
SEC registration fee	$10,910
FINRA filing fee	$15,500
Stock exchange listing fee	*
Printing and engraving expenses	*
Legal fees and expenses	*
Accounting fees and expenses	*
Transfer agent and registrar fees	*
Miscellaneous expenses	*

Total	*

*	To be filed by amendment.

Item 14. Indemnification of Directors and Officers

The Registrant is governed by the Delaware General Corporate Law (DGCL). Section 145 of the DGCL provides that a corporation may indemnify any person, including an officer or director, who was or is, or is threatened to be made, a party to any threatened, pending or completed legal action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation), by reason of the fact that such person was or is an officer, director, employee or agent of such corporation or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided such officer, director, employee or agent acted in good faith and in a manner such person reasonably believed to be in, or not opposed to, the corporation’s best interest and, for criminal proceedings, had no reasonable cause to believe that such person’s conduct was unlawful. A Delaware corporation may indemnify any person, including an officer or director, who was or is, or is threatened to be made, a party to any threatened, pending or contemplated action or suit by or in the right of such corporation, under the same conditions, except that such indemnification is limited to expenses (including attorneys’ fees) actually and reasonably incurred by such person, and except that no indemnification is permitted without judicial approval if such person is adjudged to be liable to such corporation. Where an officer or director of a corporation is successful, on the merits or otherwise, in the defense of any action, suit or proceeding referred to above, or any claim, issue or matter therein, the corporation must indemnify that person against the expenses (including attorneys’ fees) which such officer or director actually and reasonably incurred in connection therewith.

The Registrant’s third amended and restated certificate of incorporation and amended and restated bylaws will authorize the indemnification of its officers and directors, consistent with Section 145 of the DGCL.

Reference is made to Section 102(b)(7) of the DGCL, which enables a corporation in its original certificate of incorporation or an amendment thereto to eliminate or limit the personal liability of a director for violations of the director’s fiduciary duty, except (i) for any breach of the director’s duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) pursuant to Section 174 of the DGCL, which provides for liability of directors for unlawful payments of dividends of unlawful stock purchase or redemptions or (iv) for any transaction from which a director derived an improper personal benefit.

We have entered into indemnification agreements with each of our directors and officers. These indemnification agreements may require us, among other things, to indemnify our directors and officers for some expenses, including attorneys’ fees, judgments, fines and settlement amounts incurred by a director or officer in any action or proceeding arising out of his or her service as one of our directors or officers, or any of our subsidiaries or any other company or enterprise to which the person provides services at our request.

We maintain a general liability insurance policy that covers certain liabilities of directors and officers of our corporation arising out of claims based on acts or omissions in their capacities as directors or officers.

In any underwriting agreement we enter into in connection with the sale of common stock being registered hereby, the underwriters will agree to indemnify, under certain conditions, us, our directors, our officers and persons who control us within the meaning of the Securities Act against certain liabilities.

Item 15. Recent Sales of Unregistered Securities

During the three years preceding the filing of this registration statement, we have issued the following securities which were not registered under the Securities Act of 1933, as amended:

In July 2020, we completed the sale of an aggregate of 1,321,740 shares of our Series B convertible preferred stock to certain investors at a purchase price of $28.75 per share, for an aggregate purchase price of approximately $38.0 million. All of our shares of Series B convertible preferred stock will convert into shares of our common stock immediately prior to the closing of our initial public offering.

During the past three years, we issued options to purchase an aggregate of 697,467 shares of common stock under the 2011 Plan with an weighted-average exercise price of $30.67.

The issuances of the securities in the transactions described above were deemed to be exempt from registration under the Securities Act in reliance upon Section 4(a)(2) of the Securities Act or Rules 506 and 701 promulgated thereunder. The securities were issued directly by the registrant and did not involve a public offering or general solicitation. The recipients of such securities represented their intentions to acquire the securities for investment purposes only and not with a view to, or for sale in connection with, any distribution thereof.

Item 16. Exhibits and Financial Statement Schedules

(a) Exhibits.

Exhibit No.	Exhibit Description

1.1*	Form of Underwriting Agreement.

3.1	Second Amended and Restated Certificate of Incorporation of the Company, currently in effect.

3.2	Certificate of Amendment of the Second Amended and Restated Certificate of Incorporation of the Company.

3.3*	Form of Third Amended and Restated Certificate of Incorporation of the Company, to be effective upon the consummation of this offering.

Exhibit No.	Exhibit Description

3.4	Bylaws, currently in effect.

3.5*	Form of Amended and Restated Bylaws of the Company, to be effective upon the consummation of this offering.

4.1	Reference is made to exhibits 3.1 through 3.4.

4.2*	Form of Common Stock Certificate.

4.3	Amended and Restated Investors’ Rights Agreement, by and between Paragon 28, Inc. and the investors party thereto, dated as of July 28, 2020.

5.1*	Opinion of Latham & Watkins LLP.

10.1+	Employment Agreement, by and between Paragon 28, Inc. and Albert DaCosta, effective January 1, 2020.

10.2+	Employment Agreement, by and between Paragon 28, Inc. and Stephen M. Deitsch, effective September 28, 2020.

10.3+	Employment Agreement, by and between Paragon 28, Inc. and Matthew Jarboe, effective January 1, 2020.

10.4+	Omnibus Stock Option and Award Plan.

10.4(a)+	Form of Award Agreement pursuant to Omnibus Stock Option and Award Plan.

10.5*	Form of Indemnification Agreement.

10.6	Industrial Lease Agreement, by and between Admar Grasslands, LLC and Paragon 28, Inc., dated as of May 21, 2018.

10.7	Credit and Security Agreement (Term Loan), by and between Midcap Financial Trust and Paragon 28, Inc., dated as of May 6, 2021.

10.8	Credit and Security Agreement (Revolving Loan) by and between Midcap Financial Trust and Paragon 28, Inc., dated as of May 6, 2021.

10.9*	Form of Non-Employee Director Compensation Policy.

10.10*	Form of 2021 Incentive Plan of Paragon 28, Inc.

21.1*	List of subsidiaries of Paragon 28, Inc.

23.1	Consent of Deloitte & Touche LLP, independent registered public accounting firm.

23.2*	Consent of Latham & Watkins LLP (included in Exhibit 5.1).

24.1	Power of Attorney (included on signature page).

*	To be filed by amendment.
+	Indicates management contract or compensatory plan.

(b) Financial Statement Schedules.

Schedules not listed above have been omitted because the information required to be set forth therein is not applicable or is shown in the financial statements or the notes thereto.

Item 17. Undertakings

The undersigned Registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

The undersigned Registrant hereby undertakes that:

(1)

For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)

For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Englewood, State of Colorado on this 24th day of September, 2021.

PARAGON 28, INC.

By:	/s/ Albert DaCosta
	Name:	Albert DaCosta
	Title:	Chairman, President and Chief Executive Officer

POWER OF ATTORNEY

We, the undersigned officers and directors of Paragon 28, Inc. hereby severally constitute and appoint Albert DaCosta and Stephen M. Deitsch, and each of them, with full power of substitution and resubstitution and full power to act without the other, as his or her true and lawful attorney-in-fact and agent to act in his or her name, place and stead and to execute in the name and on behalf of each person, individually and in each capacity stated below, and to sign any and all amendments (including post-effective amendments) to this registration statement (or any other registration statement for the same offering that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act of 1933), and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite or necessary to be done in and about the premises, as full to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them or their or his substitute or substitutes may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Albert DaCosta Albert DaCosta	Chairman, President and Chief Executive Officer (principal executive officer)	September 24, 2021

/s/ Stephen M. Deitsch Stephen M. Deitsch	Chief Financial Officer (principal financial and accounting officer)	September 24, 2021

/s/ Frank Bono Frank Bono	Chief Technology Officer and Director	September 24, 2021

/s/ Stephen Oesterle, M.D. Stephen Oesterle, M.D.	Director	September 24, 2021

/s/ Alf Grunwald Alf Grunwald	Director	September 24, 2021

/s/ Thomas Schnettler Thomas Schnettler	Director	September 24, 2021

/s/ Scott Drake Scott Drake	Director	September 24, 2021